# Delivering Essential Solutions




09045893


sembcorp

Sembcorp Industries Annual Report 2008

# Contents



*Cover picture: Sembcorp's cogeneration plant on Singapore's Jurong Island*

Sembcorp is in the business of providing products and services that are essential in nature.

From meeting the critical energy, water and centralised utilities needs of industries and households to providing reliable marine and offshore solutions for the oil and gas industry, our continued relevance is the bedrock on which our long-term resilience is built.

# Essential Utilities

Sembcorp's centralised utilities are vital to the day-to-day operations of companies in key petrochemical and chemical manufacturing sites in Singapore, the UK and China. These include a full spectrum of essential third-party services such as power, steam, gas, water and wastewater treatment and other on-site logistics and services. Sembcorp's energy and water solutions also provide essential infrastructure for growing markets such as Vietnam and the Middle East.



*Sembcorp's biomass power plant at the Wilton International site in Teesside, UK*

# Centralised Utilities Business Model

**BUNDLED OFFER APPROACH**



Energy

Water

**CENTRALISED UTILITIES**

**On-site Logistics & Services**

**INDUSTRIAL SITE CUSTOMERS**

### ENERGY

- Power generation
- Electricity retail
- Process steam production and distribution
- Natural gas supply and retail
- Compressed natural gas supply

### WATER

- Industrial wastewater treatment
- Reclaimed water
- Desalinated water
- Potable water
- Water for industrial use, including demineralised water, industrial water, raw water, chilled water, cooling water and seawater cooling

### ON-SITE LOGISTICS & SERVICES

- Service corridor
- Chemical storage and terminalling
- Asset protection
- Industrial gases (Syngas, $H_2$, $CO$, $CO_2$)
- Chemical feedstock (Propylene)
- Chemical waste incineration

# Marine & Offshore Solutions

Over more than four decades, Sembcorp's Marine business has built up a strong brand name and a comprehensive portfolio of capabilities encompassing various segments of the value chain in the global marine and offshore industry. Its orderbook offers earnings visibility while long-term strategic alliances with international customers provide a steady baseload for its essential ship repair services.



*Sembcorp Marine's Jurong Shipyard in Singapore*

# Diversified Portfolio of Services

Offshore Production Fixed & Floating Facilities

Rig Building

Offshore Engineering

Ship Conversion & Offshore

Shipbuilding

Ship Repair

STABLE BASELOAD & MOVING UP THE VALUE CHAIN

1963 → 2006 & beyond


PETER SEAH LIM HUAT
Chairman

TANG KIN FEI
Group President & CEO

# Letter to Shareholders

## The fundamentals of our businesses are sound. Our company, our strategy and our people are resilient.

Dear Shareholders,

Sembcorp delivered a credible set of results for the year despite the rapid deterioration of the global economic environment in the last few months of 2008.

Our profit after tax and minority interest (PATMI) before exceptional items for the year stood at S$534.0 million. In 2007, excluding the one-off tax write-back of S$48.0 million, PATMI before exceptional items was S$509.2 million. Turnover for the Group increased 15% to S$9.9 billion while profit before tax grew 10% to S$861.9 million. Our main profit contributors continued to be our Utilities and Marine businesses, which accounted for 92% of Group PATMI in 2008. Marine's contribution to Group PATMI rose 32% to S$290.6 million while Utilities' PATMI for the year stood at S$200.3 million compared to S$230.2 million in 2007.

Our return on equity stood at 18% and earnings per share amounted to 28.5 cents. Economic value added was a positive S$510.7 million. Financial discipline coupled with improved operational performance resulted in a sound balance sheet and healthy cash flow. With an operating cash flow of S$1.0 billion generated during the year, the Group's cash and cash equivalents reached S$2.4 billion at year end, putting the Group in a strong liquidity position.

For 2008, we are pleased to inform you that the Board of Directors is proposing a final tax exempt one-tier dividend of 11 cents per ordinary share. This is four cents less than the previous dividend of 15 cents but the board feels it is a reasonable level of payout in these very challenging and uncertain times.

In the current global economic environment, the key to Sembcorp's long-term sustainability lies in its consistent strategy. Sembcorp aims to deliver shareholder value by excelling in businesses that provide recurring earnings and have the ability to sustain growth over the long term.

In Utilities, we have established ourselves as a global leader in the provision of centralised utilities and services to industrial site customers. In this distinctive outsourcing business model, we provide one-stop centralised utilities ranging from power, steam, water and wastewater treatment to on-site logistics and services to customers in chemical and petrochemical industry clusters. These products and services are critical to our customers' operations and we believe that there will continue to be a level of demand for them.

Our Marine business is a global brand name in the marine and offshore industry with a portfolio that encompasses various segments of the value chain from ship repair as well as ship conversion and offshore, to rig building and repair. Its strong orderbook of S$9.0 billion provides earnings visibility, while long-term strategic alliances with international ship operators also provide a steady and growing baseload in ship repair. While the financial turmoil has a dampening impact on the world economy and current oil prices, we believe that the long-term fundamentals and outlook for the marine and offshore industry continue to be positive in light of continued global reliance on oil and gas and accelerating depletions of oil and gas reserves.

**MANAGING THROUGH CHALLENGING TIMES**

In light of volatile market conditions, we are keenly aware that there is no room for complacency on the part of any company. Besides the need for our businesses to respond nimbly to changes in their operating environment, we also recognise the need for prudent and proactive management of our capital and liquidity.

We actively manage the Group's cash, deploying it in a diversity of financial institutions and actively tracking developments in the global banking sector. At the same time, we remain committed to the prudent management of our balance sheet. We continue to build on banking relationships with a view to ensuring that when commercially viable and strategically attractive opportunities arise, we would be in a good position to secure funding.

In the face of an unprecedented economic and financial crisis, the challenges arising from the changing operating environment must not be underestimated. We are carefully assessing business and financing assumptions of projects in our pipeline, mindful of any developments in the global economic and competitive landscape which may potentially impact not only us, but also our customers, suppliers and partners. We have tightened our control of cost, and continue to strive for higher operational efficiency and effectiveness. Last but certainly not least, we continue to be committed to positioning Sembcorp for the future.

**POSITIONING FOR THE FUTURE**

It is our belief that a climate of business uncertainty is inevitably accompanied by opportunity. Backed by strong operating cash flows and a robust balance sheet, we believe that we are not only well-placed to weather the difficult times ahead, but also to take advantage of opportunities to make strategic moves that would help us to position our company for the future. Nevertheless, we adopt a disciplined and cautious approach when evaluating such opportunities.

During the year, we continued to make good progress in this regard. We secured new customers, developed new projects and strengthened our operational and technological capabilities in the energy, water and environment sectors.

In 2008, our Utilities operations in Singapore, the UK and China secured a total of S$431.0 million worth of new and renewed contracts, of which new long-term contracts comprised S$341.0 million. In Singapore, we concluded our second gas sales agreement for the import of an additional 90 billion British thermal units per day of natural gas from the West Natuna Sea. Scheduled for delivery between 2010 and 2011, the additional gas supply will augment our existing capacity by 26%. We also secured a strategically important contract to design, build, own and operate Singapore's newest and largest NEWater plant at Changi. The plant has an initial capacity of 15 million imperial gallons (or 69,000 cubic metres) per day which will be available by mid-2009. When fully completed in 2010, the facility will produce 50 million imperial gallons (or 228,000 cubic metres) per day of NEWater and will be the world's second largest reclaimed water plant. Meanwhile in the UK, the Sembcorp Biomass Power Station saw its first full year of operation. This first large-scale industrial power plant in the UK fuelled entirely by renewable wood has provided new profit streams for our UK operations and has strengthened Sembcorp's capability in producing energy from alternative fuels. In China, we continued to make progress in establishing and growing facilities in key industrial sites. We expanded our steam supply capacity in Shanghai as well as our high salinity wastewater treatment capacity in Nanjing and completed our acquisition of three water works facilities in Shenyang with a total design capacity of 160,000 cubic metres per day.

During the year, our Marine business continued to deliver strong results underpinned by its rig building, offshore & conversion and ship repair businesses. A record S$5.7 billion worth of orders was secured in 2008, bringing its total orderbook to a strong S$9.0 billion as of end 2008, with completions and deliveries stretching to 2012. In 2008, its ship repair business continued to perform well, with alliance partners and regular repeat customers together accounting for a substantial 86% of total ship repair revenue. In December 2008, Sembcorp Marine's subsidiary, Jurong Shipyard, reached full and final commercial settlement with BNP Paribas with respect to foreign exchange transactions. A one-off charge of S$43.7 million was recognised by the business as a result.

Meanwhile, our Industrial Parks business continued to be focused on developing integrated townships and industrial parks in emerging markets such as Vietnam and China, where we believe there will continue to be an impetus for industrialisation. In Vietnam, the unit received investment certificates for a 1,000-hectare expansion of VSIP II as well as the first phase of the 1,600-hectare VSIP Hai Phong. It also signed a master agreement to invest in its third industrial township project in China, the 1,500-hectare Guangxi-Singapore Industrial Park.

With a focus on waste-to-resource, we continue to leverage our Environment unit to enhance the competitiveness of other businesses across the Group, through tapping on it to build our expertise in producing energy from alternative fuels. In 2008, we commenced a feasibility study on the conversion of recovered resources to alternative fuel, also known as solid recovered fuel.

**CORPORATE SOCIAL RESPONSIBILITY**

Apart from a solid operational performance, we believe that our success as a company also depends on our commitment to carry out our business responsibly. An example of our efforts in this regard is the practical responses we are developing to the critical issue of climate change. We are working to develop cleaner, more efficient fuels and are building expertise in producing energy from alternative fuels. From biomass to solid recovered fuel, we are developing long-term solutions to supply more competitive and secure energy. We continue to strive to ensure that our activities not only benefit our shareholders but create mutual advantage for our customers, suppliers, partners and communities wherever we operate.

In addition, as a good corporate citizen, Sembcorp is also committed to giving back to the communities we operate in. In 2008, we continued to support a host of initiatives in aid of children, education, stroke assistance and the needy under our Group-wide charitable fund. In Singapore, Sembcorp also kicked off a series of community engagement activities with the adoption of the Assisi Hospice, a non-profit facility providing integrated palliative and hospice care for patients with life-limiting illnesses. Our involvement with the hospice included cash sponsorship, employee volunteering as well as initiatives to enhance the hospice environment.

**A NOTE OF THANKS**

In spite of the considerable economic and financial turmoil around the world, the fundamentals of our businesses are sound. Our company, our strategy and our people are resilient. Our company's success over the last decade, as well as its ability to meet the challenges ahead, owes much to the loyalty and energy of our committed team of staff around the world. On behalf of the board, we would like to take this opportunity to thank all our employees for their contributions in 2008 and to recognise the value they have created for our shareholders.

On April 25, 2008, Mr K Shanmugam resigned from the board to take up his appointment as Singapore's Minister for Law. A director of Sembcorp for almost a decade, Mr Shanmugam had served on the board's Audit, Executive Resource & Compensation, Nominating and Risk Committees. We would like to thank him for his sterling contributions. We would also like to extend a warm welcome to Mr Bobby Chin Yoke Choong who joined our board as an independent director and a member of the Audit Committee on December 1, 2008.

The year ahead will not be an easy one. Our customers in both the petrochemical and chemical sector and the marine and offshore industry are facing an extremely challenging environment as a result of the global economic slowdown and tightening credit markets. Nevertheless, we believe that Sembcorp has the businesses, market position and organisational ability to face the challenges ahead. In these challenging times, your board is committed to steer a steady course for the company and to guide management in the execution of its strategies.

**PETER SEAH LIM HUAT**
Chairman
February 26, 2009

**TANG KIN FEI**
Group President & CEO
February 26, 2009

# Group Financial Highlights

| | 2008 | 2007 | Change (%) |
|---|---|---|---|
| **FOR THE YEAR** *(S$ million)* | | | |
| Turnover | **9,928** | 8,619 | 15 |
| Earnings before interest, tax, depreciation and amortisation | **940** | 824 | 14 |
| Earnings before interest and tax | **744** | 641 | 16 |
| Profit before income tax expense | **862** | 787 | 10 |
| Profit after tax and minority interest | | | |
| – before exceptional items | **534** | 557 | (4) |
| – after exceptional items | **507** | 526 | (4) |
| Capital expenditure | **381** | 526 | (28) |
| **AT YEAR END** *(S$ million)* | | | |
| Shareholders' funds | **2,594** | 3,033 | (14) |
| Total assets | **8,467** | 8,709 | (3) |
| Net debt / (cash) | **(1,584)** | 44 | NM |
| Operating cash flow before working capital changes | **1,030** | 849 | 21 |
| Free cash flow | **2,343** | 992 | 136 |
| **PER SHARE** | | | |
| Earnings *(cents)* | | | |
| – before exceptional items | **30.02** | 31.32 | (4) |
| – after exceptional items | **28.50** | 29.57 | (4) |
| Net assets *(S$)* | **1.46** | 1.70 | (14) |
| Net tangible assets *(S$)* | **1.39** | 1.64 | (15) |
| Net ordinary dividends *(cents)* | **11.00** | 15.00 | (27) |
| **FINANCIAL RATIOS** | | | |
| Return on equity *(%)* | | | |
| – before exceptional items | **19.0** | 19.0 | – |
| – after exceptional items | **18.0** | 18.0 | – |
| Return on total assets *(%)* | | | |
| – before exceptional items | **9.5** | 9.6 | (1) |
| – after exceptional items | **9.0** | 8.7 | 3 |
| Interest cover *(times)* | | | |
| – before exceptional items | **22** | 16 | 38 |
| – after exceptional items | **21** | 15 | 40 |
| Net gearing *(times)* | **Net cash** | 0.01 | NM |
| **PRODUCTIVITY DATA** *(S$ million)* | | | |
| Economic value added | **511** | 417 | 22 |

*Exceptional items refer to material and unusual items as disclosed in Note 34(d) to the Financial Statements.*

## GROUP QUARTERLY PERFORMANCE *(S$ million)*

| | 2008 1Q | 2008 2Q | 2008 3Q | 2008 4Q | 2008 Total | 2007 1Q | 2007 2Q | 2007 3Q | 2007 4Q | 2007 Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Turnover | **2,153** | **2,580** | **2,501** | **2,694** | **9,928** | 1,848 | 2,004 | 2,240 | 2,527 | 8,619 |
| Earnings before interest, tax, depreciation and amortisation | **211** | **235** | **259** | **235** | **940** | 204 | 207 | 196 | 217 | 824 |
| Earnings before interest and tax | **163** | **186** | **209** | **186** | **744** | 160 | 164 | 150 | 167 | 641 |
| Profit before income tax expense | **204** | **231** | **250** | **177** | **862** | 189 | 204 | 186 | 208 | 787 |
| Profit after tax and minority interest | | | | | | | | | | |
| – before exceptional items | **123** | **138** | **145** | **128** | **534** | 129 | 130 | 116 | 182 | 557 |
| – after exceptional items | **123** | **138** | **145** | **101** | **507** | 129 | 130 | 116 | 151 | 526 |
| Earnings per share *(cents)* | | | | | | | | | | |
| – before exceptional items | **6.91** | **7.77** | **8.15** | **7.19** | **30.02** | 7.25 | 7.29 | 6.52 | 10.25 | 31.32 |
| – after exceptional items | **6.91** | **7.77** | **8.15** | **5.67** | **28.50** | 7.25 | 7.29 | 6.52 | 8.51 | 29.57 |

**TURNOVER** *(S$ million)*



2007
2008
8,619
9,928
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000


**PATMI BEFORE EI** *(S$ million)*



2007
2008
557
534
0
100
200
300
400
500
600


**EARNINGS PER SHARE BEFORE EI** *(cents)*



2007
2008
31.32
30.02
0
4.00
8.00
12.00
16.00
20.00
24.00
28.00
32.00


■ First Quarter ■ Second Quarter ■ Third Quarter ■ Fourth Quarter

# Five-Year Performance Profile

**2008**

Sembcorp's turnover increased by 15% from S$8.6 billion to S$9.9 billion. Group profit after tax and minority interest (PATMI) for the year stood at S$507.1 million. Excluding the one-off write-back of S$48 million of tax provisions recorded in 2007, Sembcorp achieved a growth of 6% in PATMI.

Sembcorp's Utilities and Marine businesses continued to be its main profit contributors, accounting for 92% of Group PATMI. Marine's contribution to Group PATMI rose 32% to S$290.6 million, mainly due to higher operating margins from its rig building and ship repair businesses. Utilities' PATMI stood at S$200.3 million with its Singapore and UK operations contributing S$130.8 million and S$67.6 million respectively.

During the year, the Group recorded an exceptional loss of S$26.9 million comprising of the Group's share of the Marine business' foreign exchange losses from the unauthorised transactions.

**2007**

Sembcorp achieved a 6% growth in turnover to S$8.6 billion. Group PATMI before EI in 2007 was S$557.2 million compared to S$380.8 million in 2006, representing a growth of 46%. Strong business fundamentals continued to drive Sembcorp's growth, backed by positive operating performance from Utilities' Singapore and UK operations and Marine's rig building and ship repair businesses.

The Group recorded a net exceptional loss of S$31.0 million during the year, which comprised the Group's share of losses recognised by the Marine business' unauthorised foreign exchange transactions, partially offset by gains on the sale of certain investments.

**2006**

Sembcorp achieved a robust performance, posting a record PATMI after EI of S$1.0 billion, a growth of 240% over 2005. Turnover from continuing operations increased by 30% to a record S$7.5 billion. PATMI before EI from continuing operations rose by 52% to S$373.1 million, driven mainly by strong performance from Utilities' UK operations and higher operating margins from Marine's rig building and ship repair businesses.

The Group recorded exceptional gains of S$650.2 million in 2006. These comprised the net gain on the sale of subsidiaries and other financial assets, tax benefits relating to compensation and related costs incurred in the Solitaire arbitration and the write-back of an impairment for property, plant and equipment. These were partially offset by an additional charge arising from the final settlement of the Solitaire arbitration as well as a loss from the sale of a subsidiary.

**2005**

Sembcorp's turnover increased by 25% from S$5.9 billion in 2004 to S$7.4 billion in 2005. The Group's PATMI before EI was S$278.5 million compared to S$227.7 million in 2004, representing a 22% growth driven mainly by Utilities' UK operations and growth across all of Marine's business units, in particular offshore conversion and rig building. PATMI excluding the profit contribution from Kuehne & Nagel and EI was 45% higher as compared to 2004.

**2004**

Sembcorp delivered robust results for the year, with strong operating performances by most units and higher divestment gains. Turnover for the Group grew 28% to S$5.9 billion, net profit attributed to shareholders grew by 37% to S$391.5 million, while PATMI before EI went up by 24% to S$227.7 million. The Utilities, Marine and Logistics businesses were the three main contributors to the Group's PATMI and profit growth over 2003.

During the year, the Group recorded a net exceptional gain of S$163.8 million arising from the gains on disposal of investments, reduced by write-offs for work in progress and provisions for legal claims and costs.

## FIVE-YEAR FINANCIALS

| | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| **FOR THE YEAR** *(S$ million)* | | | | | |
| Turnover | **9,928** | 8,619 | 8,107 | 7,409 | 5,944 |
| Earnings before interest, tax, depreciation and amortisation | **940** | 824 | 1,207 | 633 | 1,088 |
| Earnings before interest and tax | **744** | 641 | 1,037 | 448 | 906 |
| Profit before income tax expense | **862** | 787 | 1,150 | 508 | 982 |
| Profit after tax and minority interest | | | | | |
| – before exceptional items | **534** | 557 | 381 | 278 | 228 |
| – after exceptional items | **507** | 526 | 1,031 | 303 | 391 |
| **AT YEAR END** *(S$ million)* | | | | | |
| Property, plant and equipment and investment properties | **2,525** | 2,633 | 2,534 | 2,627 | 2,492 |
| Other non-current assets | **1,372** | 1,691 | 1,318 | 1,171 | 1,220 |
| Net current assets | **374** | 863 | 1,149 | 305 | 245 |
| Non-current liabilities | **(1,006)** | (1,357) | (1,540) | (1,258) | (1,156) |
| Net assets | **3,265** | 3,830 | 3,461 | 2,845 | 2,801 |
| Share capital and reserves | **2,594** | 3,033 | 2,813 | 2,000 | 1,958 |
| Minority interests | **671** | 797 | 648 | 845 | 843 |
| Total equity | **3,265** | 3,830 | 3,461 | 2,845 | 2,801 |
| **PER SHARE** | | | | | |
| Earnings *(cents)* | | | | | |
| – before exceptional items | **30.02** | 31.32 | 21.64 | 15.74 | 12.49 |
| – after exceptional items | **28.50** | 29.57 | 58.58 | 17.14 | 21.47 |
| Net tangible assets *(cents)* | **139.42** | 163.76 | 152.27 | 105.74 | 98.69 |
| Net ordinary dividends *(cents)* | **11.00** | 15.00 | 12.00 | 5.20 | 4.00 |
| Net special dividends *(cents)* | **–** | – | 16.00 | – | 5.00 |
| **FINANCIAL RATIOS** | | | | | |
| Return on equity *(%)* | | | | | |
| – before exceptional items | **19.0** | 19.0 | 18.3 | 14.2 | 12.8 |
| – after exceptional items | **18.0** | 18.0 | 42.8 | 15.3 | 21.1 |
| Return on total assets *(%)* | **9.0** | 8.7 | 16.4 | 6.1 | 13.5 |
| Interest cover *(times)* | **21.2** | 15.3 | 22.4 | 11.7 | 14.5 |
| Net gearing *(times)* | **Net cash** | 0.01 | 0.04 | Net cash | Net cash |

# Five-Year Performance Profile

**TURNOVER** *(S$ million)*



2004
5,944
2005
7,409
2006
8,107
2007
8,619
2008
9,928
0
2,000
4,000
6,000
8,000
10,000


**EBITDA** *(S$ million)*



2004
1,088
2005
633
2006
1,207
2007
824
2008
940
0
250
500
750
1,000
1,250


**PATMI BEFORE EI** *(S$ million)*



2004
228
2005
278
2006
381
2007
557
2008
534
0
100
200
300
400
500
600


**PATMI AFTER EI** *(S$ million)*



2004
391
2005
303
2006
1,031
2007
526
2008
507
0
200
400
600
800
1,000
1,200


**NET ORDINARY DIVIDENDS PER SHARE** *(cents)*



2004
4.00
2005
5.20
2006
12.00
2007
15.00
2008
11.00
0.00
4.00
8.00
12.00
16.00


**ROE BEFORE EI** *(%)*



2004
12.8
2005
14.2
2006
18.3
2007
19.0
2008
19.0
0.0
4.0
8.0
12.0
16.0
20.0

**REVIEW BY BUSINESS** *(S$ million)*

| | 2008 | % | 2007 | % | 2006 | % | 2005 | % | 2004 | % |
|---|---|---|---|---|---|---|---|---|---|---|
| **TURNOVER BY ACTIVITY** | | | | | | | | | | |
| **CONTINUING OPERATIONS:** | | | | | | | | | | |
| Utilities | **4,478** | **45** | 3,736 | 43 | 3,426 | 42 | 2,945 | 40 | 2,495 | 42 |
| Marine | **5,061** | **51** | 4,512 | 53 | 3,539 | 43 | 2,102 | 28 | 1,351 | 23 |
| Environment | **214** | **2** | 205 | 2 | 210 | 3 | 217 | 3 | 200 | 3 |
| Industrial Parks | **16** | **–** | 23 | – | 65 | 1 | 166 | 2 | 131 | 2 |
| Others / Corporate | **159** | **2** | 143 | 2 | 246 | 3 | 341 | 5 | 444 | 8 |
| | **9,928** | **100** | 8,619 | 100 | 7,486 | 92 | 5,771 | 78 | 4,621 | 78 |
| **DISCONTINUED OPERATIONS:** | | | | | | | | | | |
| Logistics | **–** | **–** | – | – | 133 | 2 | 542 | 7 | 500 | 8 |
| Engineering & Construction | **–** | **–** | – | – | 488 | 6 | 1,096 | 15 | 823 | 14 |
| **TOTAL** | **9,928** | **100** | 8,619 | 100 | 8,107 | 100 | 7,409 | 100 | 5,944 | 100 |
| **PROFIT AFTER TAX AND MINORITY INTEREST (PATMI) BY ACTIVITY** | | | | | | | | | | |
| **CONTINUING OPERATIONS:** | | | | | | | | | | |
| Utilities | **200** | **40** | 230 | 44 | 194 | 19 | 171 | 56 | 152 | 39 |
| Marine | **291** | **57** | 220 | 42 | 129 | 12 | 73 | 24 | 60 | 15 |
| Environment | **2** | **–** | 14 | 3 | (18) | (2) | 5 | 2 | 14 | 4 |
| Industrial Parks | **32** | **6** | 34 | 6 | 42 | 4 | 14 | 5 | 13 | 3 |
| Others / Corporate | **9** | **2** | 59 | 11 | 26 | 3 | (19) | (6) | (76) | (19) |
| | **534** | **105** | 557 | 106 | 373 | 36 | 244 | 81 | 163 | 42 |
| **DISCONTINUED OPERATIONS:** | | | | | | | | | | |
| Logistics | **–** | **–** | – | – | 8 | 1 | 33 | 11 | 64 | 16 |
| Engineering & Construction | **–** | **–** | – | – | – | – | 1 | – | 1 | – |
| | **534** | **105** | 557 | 106 | 381 | 37 | 278 | 92 | 228 | 58 |
| Exceptional items | **(27)** | **(5)** | (31) | (6) | 650 | 63 | 25 | 8 | 163 | 42 |
| **TOTAL** | **507** | **100** | 526 | 100 | 1,031 | 100 | 303 | 100 | 391 | 100 |

# Significant Events

**JANUARY**
Sembcorp restructures its Singapore Utilities business by directly incorporating subsidiaries SUT and PPU under Sembcorp Industries.

Sembcorp Marine's Jurong Shipyard is awarded a US$280.5 million contract by Atwood Oceanics Pacific, a wholly-owned subsidiary of Atwood Oceanics, to build a semi-submersible drilling rig with an option for an additional unit.

Sembcorp is awarded a contract to design, build, own and operate Singapore's fifth and largest NEWater project from PUB, the national water agency. When completed, it will be the world's second-largest reclaimed water plant at 50 million imperial gallons per day.

Sembcorp's UK operations is awarded the North East Process Industry Cluster Environment Award for the pioneering Sembcorp Biomass Power Station.

**FEBRUARY**
Sembcorp announces the start of its CNG retail service on mainland Singapore, under the GPlus brand name.

**MARCH**
Sembcorp and the Higher Corporation For Specialized Economic Zones of Abu Dhabi sign a memorandum of understanding to jointly establish a world-class utility services company.

Sembcorp enters into a joint venture agreement with Zhangbao Industries Co to build, own and operate an industrial water reclamation facility in the Zhangjiagang Free Trade Port Zone in Jiangsu province, China.

**APRIL**
Sembcorp concludes a US$5.5 billion gas sales agreement with Premier Oil and its co-venturers, KUFPEC, Hess and Petronas, to import an additional tranche of 90 billion British thermal units per day of natural gas from the Natuna Sea Block A off Indonesia.

Sembcorp Marine's Jurong Shipyard signs a strategic alliance agreement with Rio de Janeiro-based Mac Laren Shipyard to operate a shipyard in Brazil.

**MAY**
Sembcorp signs a memorandum of understanding with the government of Zhangjiagang City, Jiangsu province, China, to expand the scope of their cooperation in water management.

Sembcorp completes a new 30,000 cubic metres expansion to its Nanjing wastewater plant, more than tripling its current wastewater treatment capacity in the Nanjing Chemical Industrial Park.

**JUNE**
Sembcorp divests its entire shareholdings in Jiangsu Sembcorp Chunxing Alloy Company and Chongqing Sembcorp Chunxing Alloy Company.

Sembcorp Marine's PPL Shipyard secures contracts from Seadrill Management worth US$430 million to build two units of Baker Marine Pacific Class 375 jack-up rigs.

Sembcorp and Nanyang Technological University's Nanyang Environment and Water Research Institute sign a master research collaboration agreement for the test-bedding and application of cutting-edge technologies for water and wastewater treatment.

Sembcorp signs a heads of agreement to form a new beachhead for its centralised utilities business in Qinzhou, Guangxi province, China.

Sembcorp Marine's Jurong Shipyard secures a US$640 million contract from Larsen Oil & Gas to build a deepwater semi-submersible drilling rig.

**JULY**
Sembcorp Marine's SMOE secures a US$400 million contract from Maersk Olie og Gas for the construction of an offshore platform to be installed in the North Sea.

Sembcorp Marine's Jurong Shipyard secures a second rig order from Atwood Oceanics Pacific to build a deepwater semi-submersible drilling rig.

Sembcorp Marine's Jurong Shipyard secures a US$640 million contract from Seadrill to build a deepwater semi-submersible drilling rig.

Sembcorp Marine's Sembawang Shipyard secures a S$100 million contract to construct a 19,000-tonne dynamic positioning fallpipe rock dumping vessel for Tideway.

Sembcorp enters into an equity joint venture agreement with the Shenyang Economic & Technological Development Zone Development Company to acquire, expand, own and operate three water works facilities.

His Royal Highness The Duke of York, the UK's Special Representative for International Trade and Investment, visits the £64 million Sembcorp Biomass Power Station.

Sembcorp Marine's PPL Shipyard secures a US$220 million contract from the Egyptian Drilling Company to build a Baker Marine Pacific Class 375 jack-up rig.

**AUGUST**

Brand Finance names Sembcorp the 10th most valuable brand in Singapore in 2008 while Sembcorp Marine is named 13th.

**SEPTEMBER**

Sembcorp Marine's PPL Shipyard secures a contract from the Egyptian Offshore Drilling Company for the construction of two units of Baker Marine Pacific Class 375 jack-up rigs for a total contract value of around US$425 million.

Sembcorp Marine's Sembawang Shipyard secures a S$99 million contract to convert a tanker into a dynamic positioning floating drilling, production, storage and offloading vessel for Petroserv.

Sembcorp Marine's PPL Shipyard secures a US$229 million contract from Sinopec International (Hong Kong) to build a Baker Marine Pacific Class 375 jack-up rig.

Sembcorp's operations in the UK is named runner-up in the 2008 Barclays Commercial Bank Green Leaders in Business awards for its biomass power station.

Sembcorp's Industrial Parks business is named Best Industrial Developer in Vietnam by Euromoney's Liquid Real Estate Awards 2008.

**OCTOBER**

Sembcorp Marine is awarded a longevity contract by the International Gas Transportation Company for the life extension of its fleet of six Moss Rosenberg design LNG carriers. This marks the first time that a major LNG operator is committing itself to a long-term longevity programme to extend the future trading life of vessels approaching their 20th year in service.

Sembcorp signs a master agreement to invest in its third industrial township project in China and its first in southern China, the Guangxi-Singapore Industrial Park.

The National Arts Council names Sembcorp Industries and Sembcorp Marine Friends of the Arts for contributions in support of the arts in Singapore.

**NOVEMBER**

Sembcorp is ranked 2nd in Singapore and 10th in Asia in the CSR Asia Business Barometer 2008.

Sembcorp's UK operations becomes one of the first twenty organisations worldwide to achieve the BS25999-2 award for business continuity management from independent certification body BSI Management Systems.

Sembcorp's Vietnam associates, Vietnam Singapore Industrial Park JV Co and Phu My 3 BOT Power Company, are named winners in The Saigon Times Top 40 Awards, which recognises foreign-invested enterprises for socially-responsible development.

**DECEMBER**

Sembcorp Marine's Jurong Shipyard secures a S$200 million contract from MODEC to convert the very large crude carrier tanker MV PSVM to a floating production storage and offloading vessel.

Sembcorp Marine wins an evergreen favoured customer contract from the International Gas Transportation Company to provide repairs, upgrades and other marine services for its fleet of LNG ships.



*Sembcorp's power and desalination facility in Fujairah, UAE*

# Operating & Financial Review

**IN THIS SECTION**

# Company Overview

## Sembcorp believes that only businesses with clear competitive edge and leading market positions can deliver sustainable growth.

**BUSINESS DESCRIPTION**

Sembcorp Industries is a Singapore-listed company with assets totalling more than S$8 billion. The Group is primarily involved in the following businesses:

- Utilities
- Marine
- Environment
- Industrial Parks

The Utilities business provides centralised utilities, energy and water to industrial and other customers in Singapore, the UK, China, Vietnam and the UAE. Its activities include power generation, steam production and distribution, natural gas supply, wastewater treatment, supply of reclaimed, potable, desalinated and industrial water, as well as other on-site logistics and services.

The Marine business operates a global network of shipyards in Singapore, Indonesia, China, the USA and Brazil to provide integrated solutions in ship repair, shipbuilding, ship conversion, rig building, topsides fabrication and offshore engineering.

The Environment business provides integrated environmental management solutions to industries, municipalities and governments in Singapore, Australia and India. Its activities include waste collection as well as recycling and waste-to-resource.

The Industrial Parks business owns, develops, markets and manages industrial parks and townships in Vietnam, China and Indonesia. It offers an integrated approach to township and industrial park development, providing a fully self-sufficient world-class manufacturing environment for multinational companies and leading local enterprises.

**OBJECTIVE & STRATEGIES**

Sembcorp's aim is to provide shareholder value by focusing on businesses that deliver recurring earnings and have the ability to sustain growth over the long term. The Group pursues five strategic directions:

**Focus on key businesses**

Sembcorp is focused on businesses that are capable of delivering recurring earnings. Our Utilities and Marine businesses offer strong fundamentals. Coupled with our strong operational and management capabilities and a disciplined approach towards investment, we believe that focusing on these businesses will enable us to continue delivering long-term value to our shareholders.

**Build upon business models**

Sembcorp has developed and will continue to build on strong business models in each of our businesses.

For instance, our Utilities business has established a niche as a global leader for the provision of centralised utilities and services to multiple customers in energy-intensive clusters such as chemical and petrochemical hubs. We aim to replicate our success in key markets around the globe through establishing and growing beachheads in target markets. We do this by entering into strategic partnerships with our international customers and through selective investments in projects that provide secure offtake. Our Marine business is a global brand name with a comprehensive range of capabilities encompassing various segments of the value chain in the global marine and offshore industry. Its orderbook provides earnings visibility while long-term strategic alliances with international ship operators also provide a steady and growing baseload in ship repair.

We are also focused on enhancing our business models across our other businesses. Our Industrial Parks unit takes an integrated approach to the development of townships and industrial parks. Its early involvement in the development of industrial areas also provides potential opportunities for the provision of utilities and other services. Meanwhile, our Environment arm is focused on further developing its waste-to-resource capabilities.

**Leverage capabilities for growth**

Sembcorp believes that only businesses with clear competitive edge and leading market positions can deliver sustainable growth. To this end, we continue to leverage the differentiating capabilities we have built up in each of our businesses.

We seek to leverage and strengthen our unique operational and technological capabilities in the energy, water and wastewater and environment sectors to seize growth opportunities in these fast-growing sectors. On the energy and environment front, we are focusing our efforts on diversifying our fuel portfolio and building our expertise in producing energy from alternative fuels. From biomass to solid recovered fuel, we are developing long-term solutions to complement our steam and power capabilities. This will enhance the competitiveness of our business and provide a range of alternatives that will enable us to continually adapt to market changes and price fluctuations, while addressing environmental issues. As operators of reliable facilities offering essential utilities for industrial clusters, we have developed distinctive capabilities including the provision of industrial water, water reclamation and the treatment of complex high concentration wastewater from multiple sources. We continue to build on these capabilities to provide total water solutions using energy-efficient and environmentally-friendly technologies.

Meanwhile, our Marine business' proprietary technologies and designs for rigs and vessels allow it to serve its customers with technologically-advanced solutions. Its trusted brand name and reputation for quality and on-time delivery also strengthen its position as one of the leading players in the market. Similarly, our Industrial Parks business' concept of integrated industrial townships illustrates capabilities which provide us a unique competitive advantage.

**Develop new income streams**

Sembcorp is committed to developing our core businesses to generate new income streams. We seek to expand in tandem with demand through strategic partnerships with our customers, providing essential solutions to meet their needs. We also look to new markets where there is a demand for our services. To provide a platform for future growth, we continually identify and develop a pipeline of greenfield and brownfield investments. Applying a disciplined approach, we aim to build leading positions in growth markets through selective acquisitions and partnerships.

**Build on strong brand name**

At Sembcorp, we aim to capitalise on the strength and reliability associated with the Sembcorp brand. Through understanding the needs of our customers and leveraging on group strength and sector expertise to deliver innovative and effective solutions that enable them to do business better, the performance of Sembcorp's businesses reinforce the strength of our brand.

# Group Structure

## SEMBCORP INDUSTRIES

| | |
|---|---|
| SUT Division *Singapore* | 100% |
| Propylene Purification Unit *Singapore* | 100% |

## UTILITIES

| Sembcorp Utilities | 100% |
|---|---|
| Sembcorp Cogen *Singapore* | 100% |
| Sembcorp Power *Singapore* | 100% |
| Sembcorp Gas *Singapore* | 70% |
| Sembcorp Air Products (HYCO) *Singapore* | 60% |
| Sakra Island Carbon Dioxide *Singapore* | 30% |
| Sembcorp NEWater *Singapore* | 100% |
| Sembcorp Utilities (UK) *UK* | 100% |
| Sembcorp Utilities Investment Management (Shanghai) *China* | 100% |
| Shanghai Cao Jing Co-generation Co *China* | 30% |
| Nanjing Sembcorp SUIWU Co *China* | 95% |
| NCIP Water Co *China* | 95% |
| Zhangjiagang Free Trade Zone Sembcorp Water Company *China* | 80% |
| Zhangjiagang Free Trade Zone Sembcorp Water Recycling Company *China* | 80% |
| Sembcorp Tianjin Lingang Industrial Area Wastewater Treatment Co *China* | 90% |
| Shenyang Sembcorp Water Co *China* | 80% |
| Shenzhen Chiwan Sembawang Engineering Company* *China* | 32% |
| Phu My 3 BOT Power Company *Vietnam* | 33.3% |
| Emirates Sembcorp Water & Power Company *UAE* | 40% |
| Sembcorp Gulf O&M Co *UAE* | 100% |

## MARINE

| Sembcorp Marine | 61.6%** |
|---|---|
| Jurong Shipyard *Singapore* | 100% |
| Sembawang Shipyard *Singapore* | 100% |
| PPL Shipyard *Singapore* | 85% |
| SMOE *Singapore* | 100% |
| Jurong SML *Singapore* | 100% |
| Sembcorp Marine Technology *Singapore* | 100% |
| COSCO Shipyard Group *China* | 30% |
| Shenzhen Chiwan Offshore Petroleum Equipment Repair & Manufacture Company *China* | 35% |
| PT Karimun Sembawang Shipyard *Indonesia* | 100% |
| PT SMOE Indonesia *Indonesia* | 90% |
| Sembcorp-Sabine Shipyard *USA* | 100% |
| SembMarine Middle East *Saudi Arabia* | 60% |

## ENVIRONMENT

### Sembcorp Environment 100%

| | |
|---|---|
| SembWaste *Singapore* | 100% |
| Sembcorp Tay Paper Recycling *Singapore* | 60% |
| SembSITA Australia *Australia* | 40% |
| SembRamky Environmental Management *India* | 51% |

## INDUSTRIAL PARKS

### Sembcorp Industrial Parks 100%

| | |
|---|---|
| Vietnam Singapore Industrial Park JV Co *Vietnam* | 40.4% |
| Vietnam Singapore Industrial Park & Township Development Joint Stock Company *Vietnam* | 40.3% |
| Wuxi-Singapore Industrial Park Development Co *China* | 45.4% |
| Gallant Venture *Singapore* | 23.9% |

### Sembcorp Parks Management 56%

## OTHER BUSINESSES

### Sembcorp Design and Construction 100%

### Singapore Precision Industries 100%

| | |
|---|---|
| Singapore Mint *Singapore* | 100% |

*Figures reflect effective shareholdings as at January 31, 2009*
** Shenzhen Chiwan Sembawang Engineering Company's financial contribution to the Group is reported under Other Businesses.*
*** Calculated based on the number of issued ordinary shares excluding treasury shares.*

# Group Review

**PERFORMANCE SCORECARD** *(S$ million)*

| | 2008 | 2007 | Change (%) |
|---|---|---|---|
| Turnover | **9,928.4** | 8,618.8 | 15 |
| EBITDA | **939.6** | 824.0 | 14 |
| EBIT | **744.4** | 641.1 | 16 |
| PBT | **861.9** | 787.1 | 10 |
| PATMI before EI | **534.0** | 557.2 | (4) |
| PATMI after EI | **507.1** | 526.2 | (4) |
| EPS before EI *(cents)* | **30.0** | 31.3 | (4) |
| EPS after EI *(cents)* | **28.5** | 29.6 | (4) |
| ROE before EI *(%)* | **19.0** | 19.0 | – |
| ROE after EI *(%)* | **18.0** | 18.0 | – |

## OVERVIEW

In 2008, Sembcorp achieved 15% growth in turnover to S$9.9 billion. Group profit after tax and minority interest (PATMI) before exceptional items (EI) in 2008 was S$534.0 million compared to S$557.2 million in 2007. In 2007, excluding the one-off tax write-back of S$48 million, PATMI before EI was S$509.2 million.

During the year, the Group recorded an exceptional loss of S$26.9 million comprising of the Group's share of Marine business' foreign exchange losses from the unauthorised transactions.

## TURNOVER

The Group achieved a record turnover of S$9.9 billion for the financial year 2008.

Utilities' turnover increased by 20% to S$4.5 billion in 2008. The increase in turnover was fuelled by a rise in high sulphur fuel oil prices (HSFO) offset by the expiry of favourable supply contracts in the UK and depreciation of the pound sterling which resulted in lower turnover in Singapore dollar terms.

Turnover for Marine increased by 12% to S$5.1 billion. This was mainly due to a higher percentage of completion achieved in rig building, offshore, conversion projects and higher repair sales.

Environment's turnover increased by 4% to S$213.8 million, mainly due to higher turnover from its paper recycling division.

The decrease in turnover for the Industrial Parks business was mainly attributable to the divestment of Wuxi Garden City Mall in May 2007.

Turnover of Others / Corporate was mainly contributed by subsidiaries dealing in specialised construction activities and minting.



**TURNOVER** *(S$ million)*

| | 2007 | 2008 |
|---|---|---|
| ■ Utilities | 3,736 | **4,478** |
| ■ Marine | 4,512 | **5,061** |
| ■ Environment | 205 | **214** |
| ■ Industrial Parks | 23 | **16** |
| ■ Others / Corporate | 143 | **159** |
| | 8,619 | **9,928** |

2007
2008
8,619
9,928
0
2,000
4,000
6,000
8,000
10,000

## EARNINGS

Excluding the one-off write-back of S$48 million of tax provisions recorded in 2007, the Group achieved a growth of 6% in PATMI, mainly contributed by strong performance in Marine's rig building and ship repair businesses.

Utilities' 2008 PATMI was S$200.3 million compared to S$230.2 million in 2007. This was primarily due to lower contributions from its UK operations, which was impacted by lower profit margins and erosion of its contribution in Singapore dollar terms due to depreciation of the pound sterling. In 2007, the UK's performance also enjoyed a boost from the profit on the sale of land. Utilities' operations in Singapore recorded higher PATMI for the year primarily from a gain on the sale of transmission and distribution pipeline assets in Singapore to PowerGas, as well as the gain from the sale of strategic diesel. In 2007, Utilities' operations in Singapore was impacted by the maintenance inspection and repair of gas turbines at its cogeneration plant during that year. Meanwhile, operations in China continued to do well and operations in the Middle East performed according to plan.

Marine's contribution to Group PATMI rose 32% to S$290.6 million, mainly due to higher operating margins from its rig building and ship repair businesses, partially offset by lower share of results from its associates, mainly Cosco Shipyard Group.

The performance of our Environment business was affected by higher operational costs and lower recyclables volume, in addition to an impairment on part of its plant and machinery in 2008.

The decline in Sembcorp's share of PATMI from our Industrial Parks business was mainly attributed to lower profit contribution from its associate, Gallant Venture.

The decline in Others / Corporate PATMI in 2008 was mainly due to weak performance by an offshore engineering associate in China. In 2007, there was a write-back of S$48 million of tax provisions made in prior years for the gains on divestment of an investment, following the favourable tax ruling by the Inland Revenue Authority of Singapore.

## CASH FLOW AND LIQUIDITY

As at December 31, 2008, the Group had cash and cash equivalents of S$2.4 billion.



**PATMI BEFORE EI** *(S$ million)*

| | 2007 | 2008 |
|---|---|---|
| ▪ Utilities | 230 | **200** |
| ▪ Marine | 220 | **291** |
| ▪ Environment | 14 | **2** |
| ▪ Industrial Parks | 34 | **32** |
| ▪ Others / Corporate | 59 | **9** |
| | 557 | **534** |

2007
2008
557
534
0
100
200
300
400
500
600



**PATMI AFTER EI** *(S$ million)*

| | 2007 | 2008 |
|---|---|---|
| ▪ Utilities | 230 | **200** |
| ▪ Marine | 150 | **264** |
| ▪ Environment | 14 | **2** |
| ▪ Industrial Parks | 73 | **32** |
| ▪ Others / Corporate | 59 | **9** |
| | 526 | **507** |

2007
2008
526
507
0
100
200
300
400
500
600

# Group Review

Net cash inflow from operating activities for the financial year 2008 was S$2.3 billion as compared to a net cash inflow of S$614.0 million for 2007. The strong operating cash flow was mainly contributed by our Marine business and our Utilities operations in Singapore and the UK.

Net cash outflow from investing activities in 2008 was S$115.8 million. The cash outflow of S$361.7 million on expansion and operational capital expenditure was partially offset by proceeds from the sale of property, plant and equipment, subsidiaries, associates and other investments of S$133.1 million and dividends and interest received of S$120.7 million.

Net cash outflow from financing activities for 2008 of S$1.0 billion relates mainly to dividends and interest paid as well as net repayment of borrowings.

Free cash flow, defined as operating cash flow plus investing cash flow adjusted for expansion capital expenditure, was S$2.3 billion as at December 31, 2008.

**FINANCIAL POSITION**

Group shareholders' funds decreased from S$3.0 billion at December 31, 2007 to S$2.6 billion at December 31, 2008. 'Other reserves' decreased due to a lower fair value reserve as a result of fair value adjustments for Cosco Corporation (Cosco) shares held by Sembcorp Marine as well as hedging instruments. Translation losses arising from the translation of our foreign operations' contributions resulted in a lower foreign currency translation reserve due to the weakening of the US dollar and pound sterling during the year. Treasury shares purchased by the Company and a listed subsidiary in 2008 also contributed to lower 'Other reserves' as at December 31, 2008.

The decrease in 'Other financial assets' was mainly due to fair value adjustments for Cosco shares held by Sembcorp Marine. The increase in the long-term receivables pertained to the Changi NEWater plant which is being constructed under a service concession arrangement. The Group has recognised the consideration receivable as long-term receivables in accordance with Interpretations to the Singapore Financial Reporting Standards (INT FRS) 112.

'Trade and other payables' increased due to higher operating activities by our Marine business. 'Other payables' increased due to a reclassification from non-current liabilities to current liabilities of our 40% share of the equity bridging loan taken up by an associate, Emirates Sembcorp Water & Power Company, which was repaid in February 2009. Our Utilities business also recorded lower receivables due to a drop in HSFO rates. Our Marine business recorded lower 'Inventories and work-in-progress' while 'Excess of progress billings over work-in-progress' and 'Bank balances, fixed deposits and cash' increased mainly due to receipts from customers for both rig building projects in progress and completed projects.

**SHAREHOLDER RETURNS**

The Group's return on equity stood at 18% and earnings per share was 28.5 cents in 2008.

Subject to approval by shareholders at the next annual general meeting, a final tax exempt one-tier dividend of 11.0 cents per ordinary share has been proposed for the financial year ended December 31, 2008.

**ECONOMIC VALUE ADDED**

In 2008, the Group generated positive economic value added (EVA) of S$510.7 million due to an increase in operating profits coupled with a lower capital charge.

Our net operating profit after tax for 2008 amounted to S$823.9 million whilst our capital charge decreased to S$313.2 million mainly due to a lower weighted average cost of capital of 5.8%.

**VALUE ADDED AND PRODUCTIVITY DATA**

In 2008, the total value added by the Group was S$1.8 billion. This was absorbed by employees in wages, salaries and benefits of S$682.2 million; by the government in income and other taxes of S$169.5 million and by providers of capital in interest and dividends of S$311.3 million, leaving the balance of S$670.7 million reinvested in business.

**CRITICAL ACCOUNTING POLICIES**

Sembcorp's financial statements are prepared in accordance with the Singapore Financial Reporting Standards (FRS).

**ECONOMIC VALUE ADDED** *(S$ million)*

| | Note | 2008 | 2007 |
|---|---|---|---|
| **Net operating profit before taxation** | | **736** | 634 |
| Adjust for | | | |
| Share of associates' and joint ventures' profits | | **140** | 174 |
| Interest expense | 1 | **47** | 58 |
| Others | 2 | **5** | 2 |
| **Adjusted profit before interest and tax** | | **928** | 868 |
| Cash operating taxes | 3 | **(104)** | (138) |
| **Net operating profit after tax (NOPAT)** | | **824** | 730 |
| Average capital employed | 4 | **5,419** | 5,159 |
| Weighted average cost of capital *(%)* | 5 | **5.8** | 6.1 |
| **Capital charge** | | **313** | 313 |
| **Economic value added (EVA)** | | **511** | 417 |
| Minority share of EVA | | **(175)** | (77) |
| **EVA attributable to shareholders** | | **336** | 340 |
| Less: Unusual items (UI) gains | 6 | **10** | 208 |
| EVA attributable to shareholders (excluding UI) | | **326** | 132 |

*Notes:*

1. *Interest expense includes imputed interest on present value of operating leases and capitalised interest charged to income statement upon disposal of the assets.*
2. *Other adjustments include recovery of investment costs, timing difference of allowances made for / (write-back) of doubtful debts, inventory obsolescence and goodwill written off / impaired and construction-in-progress.*
3. *The reported current tax is adjusted for the statutory tax impact of interest expense.*
4. *Monthly average total assets less non interest-bearing liabilities plus timing provision, goodwill written off / impaired and present value of operating leases.*
5. *The Weighted Average Cost of Capital is calculated in accordance with the Sembcorp Group EVA Policy as follows:*
   - *i. Cost of Equity using Capital Asset Pricing Model with market risk premium at 6.0% (2007: 6.0%);*
   - *ii. Risk-free rate of 2.74% (2007: 3.05%) based on yield-to-maturity of Singapore Government 10-year Bonds;*
   - *iii. Ungeared beta ranging from 0.5 to 1.0 (2007: 0.5 to 1.0) based on Sembcorp Industries' risk categorisation; and*
   - *iv. Cost of Debt rate at 3.53% (2007: 4.12%) using 5-year Singapore Dollar Swap Offer Rate plus 55 basis points (2007: 5-year Singapore Dollar Swap Offer Rate plus 75 basis points).*
6. *Unusual items (UI) refer to divestment of subsidiaries, associates, joint ventures, long-term investments and disposal of major fixed assets.*

With effect from January 1, 2008, the Group adopted the following new or amended FRS and INT FRS which are relevant to our operations:

| | |
|---|---|
| INT FRS 111 | FRS 102 – Group and Treasury Share Transactions |
| INT FRS 114 | FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction |

The effects of the adoption of the above INT FRS did not result in substantial changes to the Group's accounting policies.

**FINANCIAL RISK MANAGEMENT**

The Group's activities expose it to a variety of financial risks, including changes in interest rates, foreign exchange rates and commodity prices as well as credit risk.

Please refer to the Risk Management & Mitigation

# Group Review


ECONOMIC VALUE ADDED (S$ million)
2004
2005
2006
2007
2008
306
251
925
417
511
0
200
400
600
800
1,000


GROSS VALUE ADDED (S$ million)
2004
2005
2006
2007
2008
1,022
1,167
1,288
1,433
1,685
0
500
1,000
1,500
2,000


EVA PER EMPLOYEE (S$'000)
2004
2005
2006
2007
2008
22.98
16.89
70.06
28.85
32.92
0.00
20.00
40.00
60.00
80.00


VALUE ADDED PER EMPLOYEE (S$'000)
2004
2005
2006
2007
2008
77
79
98
99
109
0
20
40
60
80
100
120


PROFIT AFTER TAX PER EMPLOYEE (S$'000)
2004
2005
2006
2007
2008
69
28
88
45
47
0
15
30
45
60
75
90

Strategies chapter of this report for details on the management of these risks.

**SENSITIVITY ANALYSIS**

In managing our interest rate and currency risks, the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. However, any prolonged adverse changes in foreign exchange and interest rates would have an impact on consolidated earnings.

Please refer to the sensitivity analysis as set out in Note 39 in the Notes to the Financial Statements.

**FACILITIES**

During the year, the Company retired its S$2.0 billion medium term note programme in August 2008 after it

| **VALUE ADDED STATEMENT** *(S$ million)* | **2008** | **2007** | **2006** | **2005** | **2004** |
|---|---|---|---|---|---|
| **Value added from** | | | | | |
| Turnover | **9,928** | 8,619 | 8,074 | 7,304 | 5,867 |
| Less: Bought in materials and services | **(8,243)** | (7,186) | (6,786) | (6,137) | (4,845) |
| Gross value added | **1,685** | 1,433 | 1,288 | 1,167 | 1,022 |
| | | | | | |
| Investment, interest and other income | **154** | 461 | 778 | 240 | 1,264 |
| Share of associates' profit | **91** | 114 | 87 | 53 | 121 |
| Share of joint ventures' profit | **49** | 60 | 55 | 48 | 35 |
| Other non-operating expenses | **(145)** | (348) | (172) | (74) | (554) |
| | **1,834** | 1,720 | 2,036 | 1,434 | 1,888 |
| **Distribution** | | | | | |
| To employees in wages, salaries and benefits | **682** | 636 | 624 | 621 | 573 |
| To government in income and other taxes | **170** | 186 | 36 | 137 | 110 |
| To providers of capital on: | | | | | |
| Interest paid on borrowings | **44** | 54 | 53 | 54 | 73 |
| Dividends to shareholders | **267** | 498 | 91 | 73 | 91 |
| | **1,163** | 1,374 | 804 | 885 | 847 |
| **Retained in business** | | | | | |
| Depreciation and amortisation | **195** | 185 | 163 | 174 | 170 |
| Retained profits | **240** | 28 | 911 | 235 | 302 |
| Minority interests | **224** | 125 | 130 | 112 | 526 |
| | **659** | 338 | 1,204 | 521 | 998 |
| | | | | | |
| Other non-operating expenses | **12** | 8 | 28 | 28 | 43 |
| | **671** | 346 | 1,232 | 549 | 1,041 |
| | | | | | |
| **Total distribution** | **1,834** | 1,720 | 2,036 | 1,434 | 1,888 |

repaid the last outstanding issuance of S$150 million in June 2008. Together with an existing S$1.5 billion medium term note programme with its wholly-owned subsidiary Sembcorp Financial Services (SFS) as the issuing vehicle and a S$500 million medium term note programme with Sembcorp Marine, the total available credit facilities as at end 2008 amounted to S$4.6 billion (2007: S$4.8 billion), with unfunded facilities at S$1.9 billion (2007: S$1.9 billion). The Group also accesses capital markets as and when appropriate. There has been no issuance under the SFS's medium term note programme thus far.

**BORROWINGS**

With the unprecedented global financial turmoil and tightening credit markets, our focus is to ensure that adequate funding is available for the Group's businesses and to manage cashflows prudently.

We continue to build on our banking relationships with a view to ensuring that when commercially viable and strategically attractive opportunities arise, we would be in a good position to secure funding.

The Group remains committed to balancing the availability of funding and the cost of funding with the need to maintain prudent financial ratios. We also aim to maintain an efficient and optimal mix of committed and uncommitted facilities and fixed and floating rate borrowings.

As at December 31, 2008, gross borrowings amounted to S$817 million, of which 92% (2007: 86%) was committed funding. Of the overall debt portfolio,

# Group Review

**PRODUCTIVITY DATA**

| | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Average staff strength | **15,512** | 14,453 | 13,199 | 14,862 | 13,301 |
| Employment costs *(S$ million)* | **682** | 636 | 624 | 621 | 573 |
| Sales per employee *(S$'000)* | **640** | 596 | 612 | 491 | 447 |
| Profit after tax per employee *(S$'000)* | **47** | 45 | 88 | 28 | 69 |
| Economic value added *(S$ million)* | **511** | 417 | 925 | 251 | 306 |
| Economic value added spread *(%)* | **9.4** | 8.1 | 19.2 | 4.8 | 5.6 |
| Economic value added per employee *(S$'000)* | **32.92** | 28.85 | 70.06 | 16.89 | 22.98 |
| Value added *(S$ million)* | **1,685** | 1,433 | 1,288 | 1,167 | 1,022 |
| Value added per employee *(S$'000)* | **109** | 99 | 98 | 79 | 77 |
| Value added per employment costs *(S$)* | **2.47** | 2.25 | 2.06 | 1.88 | 1.79 |
| Value added per dollar investment in fixed assets *(S$)* | **0.43** | 0.36 | 0.35 | 0.30 | 0.29 |
| Value added per dollar sales *(S$)* | **0.17** | 0.17 | 0.16 | 0.16 | 0.17 |

*The figures above reflect core businesses only.*

86% (2007: 64%) constituted fixed rate debts which were not exposed to interest rate fluctuations.

The Group seeks to limit its interest rate exposure by adopting a prudent debt structure while balancing this with liquidity and cost considerations. The weighted average cost of funding was 3.83% (2007: 3.85%). Interest cover ratio remained healthy at 21.2 times (2007: 15.3 times).

The current maturity profile of the Group's debt continues to favour the longer dated maturities, which reduces the impact of refinancing risk. As at end 2008, the portion of Group debt maturing beyond one year was 65% (2007: 62%). Only S$287 million of the Group's debt is due within 12 months.

**TREASURY MANAGEMENT**

The Group's financing and treasury activities continue to be mainly centralised within SFS, the funding vehicle of the Group. SFS on-lends funds borrowed by it to companies within the Group. SFS also actively manages the cash within the Group by taking in surplus funds from those with excess cash and lending to those with funding requirements. We actively manage the Group's excess cash, deploying it in a diversity of financial institutions and actively tracking developments in the global banking sector. Such proactive cash management continues to be an efficient and cost-effective way of financing the Group's requirements.

**FINANCING & TREASURY HIGHLIGHTS** *(S$ million)*

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| **SOURCE OF FUNDING** | | | |
| **Funded bank facilities, capital markets and available funds** | | | |
| Uncommitted facilities available for drawdown | **3,831** | 3,598 | 3,640 |
| Committed facilities available for drawdown | **755** | 1,154 | 1,151 |
| Cash and cash equivalents | **2,401** | 1,297 | 1,186 |
| Total facilities and available funds | **6,987** | 6,049 | 5,977 |
| Less: Uncommitted funding drawn down | **(62)** | (187) | (159) |
| Less: Committed funding drawn down | **(755)** | (1,154) | (1,151) |
| Unutilised funded facilities available | **6,170** | 4,708 | 4,667 |
| **Unfunded bank facilities** | | | |
| Unfunded facilities available for drawdown | **1,886** | 1,893 | 2,349 |
| Less: Amount drawn down | **(816)** | (985) | (970) |
| Unutilised unfunded facilities available | **1,070** | 908 | 1,379 |
| Total unutilised facilities and funds available | **7,240** | 5,616 | 6,046 |
| **FUNDING PROFILE** | | | |
| **Maturity profile** | | | |
| Due within one year | **287** | 501 | 219 |
| Due between one to five years | **441** | 656 | 816 |
| Due after five years | **89** | 184 | 288 |
| | **817** | 1,341 | 1,323 |
| **Debt mix** | | | |
| Fixed rate debt | **701** | 862 | 746 |
| Floating rate debt | **116** | 479 | 577 |
| | **817** | 1,341 | 1,323 |
| **Currency denomination of debt** | | | |
| SGD | **591** | 969 | 1,014 |
| USD | **39** | 66 | 32 |
| GBP | **170** | 286 | 257 |
| Others | **17** | 20 | 20 |
| | **817** | 1,341 | 1,323 |

# Group Review

**FINANCING & TREASURY HIGHLIGHTS** *(S$ million)*

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| **DEBT RATIOS** | | | |
| **Interest cover ratio** | | | |
| Earnings before interest, tax, depreciation and amortisation | **940** | 824 | 1,207 |
| Interest on borrowings | **44** | 54 | 54 |
| Interest cover *(times)* | **21.2** | 15.3 | 22.4 |
| **Debt / equity ratio** | | | |
| Non-recourse project financing | **362** | 511 | 538 |
| Long-term debt | **236** | 398 | 622 |
| Short-term debt | **219** | 432 | 163 |
| | **817** | 1,341 | 1,323 |
| Less: Cash and cash equivalents | **(2,401)** | (1,297) | (1,186) |
| Net debt / (cash) | **(1,584)** | 44 | 137 |
| Net (cash) exclude project financing | **(1,825)** | (306) | (238) |
| Net gearing excluding project financing *(times)* | **Net cash** | Net cash | Net cash |
| Net gearing including project financing *(times)* | **Net cash** | 0.01 | 0.04 |
| **Cost of funding** | | | |
| Fixed *(%)* | **3.99** | 3.59 | 4.02 |
| Floating *(%)* | **3.54** | 5.43 | 4.07 |
| Weighted average cost of funds *(%)* | **3.83** | 3.85 | 4.03 |

# Utilities Review

**PERFORMANCE SCORECARD** *(S$ million)*

| | 2008 | 2007 | Change (%) |
|---|---|---|---|
| Turnover | **4,516.4** | 3,765.6 | 20 |
| EBITDA | **396.6** | 404.7 | (2) |
| EBIT | **289.9** | 302.1 | (4) |
| PATMI before EI | **200.3** | 230.2 | (13) |
| PATMI after EI | **200.3** | 230.2 | (13) |
| Return on Equity *(%)* | **18** | 24 | (25) |

**CONTRIBUTION TO 2008 GROUP TURNOVER**


45%

**CONTRIBUTION TO 2008 GROUP PATMI BEFORE EI**


38%

**KEY DEVELOPMENTS**

- Secured contract to design, build, own and operate Singapore's newest and largest NEWater plant, one of the world's largest reclaimed water plants.
- Concluded gas sales agreement to import an additional 90 billion British thermal units per day of natural gas from Indonesia.
- Completed first full year of operations for the Sembcorp Biomass Power Station, one of the UK's largest biomass renewable energy projects.
- Acquired three water works facilities with a total design capacity of 160,000 cubic metres per day in Shenyang, northeast China.
- Utilities operations in Singapore, the UK and China secured new and renewed contracts worth a total of S$431 million, of which long-term contracts comprised S$341 million.

**COMPETITIVE EDGE**

- A global leader in the provision of centralised utilities and services to multiple customers in energy intensive clusters.
- Strong operational and technical capabilities in energy and water.
- More than 3,300 megawatts of installed power capacity worldwide and the ability to generate energy from a variety of fuels including renewable sources.
- Singapore's largest water management company with more than 4 million cubic metres per day of water capacity in operation and under development.
- Technical expertise and operational scale in treating high concentration and complex wastewater profiles from multiple sources.
- Strong strategic relationships and long-term partnerships with multinational customers and local governments.

# Utilities Review

## OPERATIONS REVIEW

The Utilities business' turnover increased from S$3.8 billion in 2007 to S$4.5 billion in 2008. Profit after tax and minority interest (PATMI) was S$200.3 million compared to S$230.2 million in 2007, with Singapore and UK operations contributing S$130.8 million and S$67.6 million respectively. Our Utilities business continued to be one of Sembcorp's main profit contributors and contributed 38% of Group PATMI before exceptional items. Return on equity was a healthy 18%.

In 2008, our Utilities operations in Singapore, the UK and China secured new and renewed contracts worth a total of S$431 million, of which long-term contracts comprised S$341 million.

### Singapore

In 2008, our Singapore operations secured a strategically important contract to design, build, own and operate Singapore's newest and largest NEWater plant on a 25-year contract with the Public Utilities Board, Singapore's national water agency. Construction of the S$180 million facility started in April 2008. The plant has an initial capacity of 15 million imperial gallons (or 69,000 cubic metres) per day which will be available by mid-2009. When fully completed in 2010, the facility will produce 50 million imperial gallons (or 228,000 cubic metres) per day of NEWater and will be one of the world's largest reclaimed water plants.

In October, we concluded our gas sales agreement with Premier Oil and its co-venturers, KUFPEC, Hess and PETRONAS, to import an additional tranche of 90 billion British thermal units per day of natural gas from the West Natuna Sea for delivery between 2010 to 2011. This additional gas supply will augment our capacity by 26% to a total of 431 billion British thermal units per day and is primarily intended for process use and the production of steam to meet demand in the Jurong Island petrochemical complex. Some quantity of gas is also expected to be consumed by industrial and chemical customers.

As part of the restructuring of the gas industry in Singapore, our natural gas unit Sembcorp Gas was required under the Gas Act to transfer its transmission and distribution pipeline assets located downstream of its receiving terminal on Jurong Island to PowerGas, the licensed gas transporter under the Gas Act. Notwithstanding the transfer, Sembcorp Gas will continue as an importer and retailer of natural gas in Singapore.

During the year, our Singapore operations also secured a total of S$86 million worth of new and renewed utilities and gas contracts, of which new 15-year contracts comprised S$55 million. We commenced the supply of utilities to several new customers on Jurong Island, including a range of utilities and services to Lucite International's new methyl methacrylate manufacturing facility under a 20-year contract. To boost the efficiency and capacity of our steam production, a 400 tonnes per hour very high pressure boiler was completed in July 2008. We also commenced construction for a 120 cubic metres per day expansion to our industrial wastewater treatment capacity. The expansion is expected to be completed by the first quarter of 2009.

### UK

Our operations in the UK continued to be a significant profit contributor to our Utilities unit. As we had guided the market, its performance in 2008 was affected by the expiry of certain favourable supply contracts at the end of March 2008, as well as the depreciation of the pound sterling.

2008 saw the first full year of operations for our 35-megawatt Sembcorp Biomass Power Station, one of the UK's largest biomass renewable energy projects. As a result of this pioneering biomass development at the Wilton International site, we secured the North East Process Industry Cluster Environment Award in January.

To enhance our on-site capacity, four new package boilers with a total capacity of 120 tonnes per hour commenced operations in April. Our new combined heat and power unit, comprising a gas turbine capable of generating 42 megawatts of power and a heat recovery steam generator capable of producing up to 162 tonnes per hour of steam started commissioning and is expected to be completed in the first half of 2009.

In total, our UK operations secured new and renewed contracts worth S$52 million. In January 2009, we also signed a 25-year major utilities and services agreement with Yara UK for their €30 million facility at the Wilton International site worth approximately S$110 million. As one of the main players in the European carbon dioxide market, Yara will liquefy and purify carbon dioxide from the new Ensus bio-ethanol facility and supply this product to the food and beverage industry.

**China**

In line with our strategy of establishing and growing beachheads in target markets, we have continued to strengthen our foothold in China. During the year, our China operations secured a total of S$292 million worth of new contracts, of which long-term 15-year contracts comprised S$285 million. We also expanded our operations on existing sites and made further inroads into northeast China.

During the year, we expanded the capacity of our operations in several locations. In Shanghai, our 30%-owned Shanghai Cao Jing Co-generation plant completed the construction of two 130 tonnes per hour supplementary coal fired boilers in January and May respectively. Following an increase in natural gas cost in November 2007, electricity tariffs in Shanghai were also adjusted and increased by the National Development and Reform Commission in 2008.

In Nanjing, a dedicated 30,000 cubic metres per day high salinity wastewater treatment facility was completed in May, more than tripling our existing wastewater treatment capacity in the Nanjing Chemical Industrial Park. This new expansion to Sembcorp's existing 12,500 cubic metres per day wastewater treatment plant is capable of treating incoming wastewater with an average concentration of 1,200 milligrammes per litre, which is five times the strength of municipal wastewater in China, as well as an average salt content of 37,000 milligrammes per litre, which is 50 times the salinity of municipal wastewater. Construction of a 15,000 cubic metres per day high concentration wastewater treatment plant in Zhangjiagang and a 10,000 cubic metres per day wastewater treatment plant in Tianjin are also currently underway.

In Zhangjiagang, we signed a joint venture agreement with Zhangbao Industries Co, an investment arm of the Zhangjiagang city government, to build, own and operate a new 40,000 cubic metres per day reclaimed water project in the Zhangjiagang Free Trade Port Zone. In recognition of our expertise in water, the new facility, which is expected to be completed in 2010, was selected as a joint showcase for integrated water management by the governments of China and Singapore. Our high concentration industrial wastewater treatment facility in Zhangjiagang was also earlier selected as a government-to-government showcase. Following the success of these projects, a memorandum of understanding with the government of Zhangjiagang City was signed during the year to expand our scope of cooperation in water management.

In November, we also strengthened our northeast China beachhead with the acquisition of three water works facilities with a total design capacity of 160,000 cubic metres per day as well as a water intake system and distribution network in the Shenyang Economic & Technological Development Area in Liaoning province. With this new project, we are now well-positioned to grow our water services in the development area to provide customers with a whole range of water solutions.

**Other markets**

In Vietnam, our Phu My 3 power plant performed well operationally. In the UAE, our independent water and power plant in Fujairah completed its second year of operations. Construction for the 225 megawatt expansion, which will raise total gross generation capacity of the facility to 887 megawatts, is progressing well and on track for commercial operation in March 2009. In March, we also signed a memorandum of understanding with the Higher Corporation For Specialized Economic Zones (ZonesCorp) of Abu Dhabi to jointly establish a utilities services company to provide centralised utilities to ZonesCorp's specialised economic zones. ZonesCorp is the government-backed agency responsible for the establishment, management and operation of zones in Abu Dhabi of special economic nature.

**MARKET REVIEW AND OUTLOOK**

The global economic crisis has led to sharp declines in global demand, trade and investments. According to World Bank forecasts, global industrial production

# Utilities Review

by the middle of 2009 could be as much as 15% lower than levels in 2008.

In Singapore, the Ministry of Trade and Industry is forecasting a negative growth of between 5% and 2% in 2009 for the Singapore economy. In the UK, the independent forecasts collated by Her Majesty's Treasury indicate an average projected negative growth of 2.8% for the UK's gross domestic product (GDP) in 2009.

As a result of the worldwide economic slowdown, our customers are facing a challenging environment with falling product demand and margins. The fourth quarter of 2008 saw facilities around the world scheduling early maintenance and lowering output, as well as a deceleration of new project announcements due to waning demand and tightening global credit markets.

**Singapore**

In Singapore, this is expected to affect companies located on Jurong Island as well as the pace of overseas investments into Singapore's petrochemical and chemical sector.

Singapore's Economic Development Board forecasts that fixed asset investments will be lower in 2009 compared to 2008 but could still exceed S$10 billion. In 2008, Singapore saw S$18 billion of fixed asset investments compared to S$17.2 billion in 2007. Some investors such as Lanxess and Jurong Aromatics Corp have announced potential delays to investment decisions on their new proposed facilities on Jurong Island. However, major projects in Singapore such as the two petrochemical crackers, being built by Shell and ExxonMobil, remain on track to be completed by 2010 and 2011 respectively.

In addition, electricity and gas demand, which have historically tracked movements in GDP, may moderate in line with Singapore's projected economic slowdown.

**UK**

For the first time since 2003, the European Union's (EU) chemicals industry's output excluding pharmaceuticals experienced negative growth in 2008. The European Chemical Industry Council is expecting a decline in output of 1.3% in 2009 for the EU chemical industry, excluding pharmaceuticals. This is expected to affect our customers located in the Wilton International site in the UK and consequently their demand for utilities.

At the end of 2008, following a review of the viability of its aromatics operations, SABIC Europe restructured its operations and closed its paraxylene plant on the Wilton International site. A major on-site customer has also announced that it has begun consultation with trade unions and employee representatives regarding a proposal to cease production at its facilities. Should the closure of the facility take place, a variety of operational optimisation initiatives would be undertaken to mitigate its impact.

In 2009, we expect to commence the supply of utilities to SABIC's new 400,000 tonnes per annum low density polyethylene plant and to Ensus' new 400 million litres per annum bio-ethanol plant. Newly secured customer Yara's carbon dioxide liquid facility is scheduled to commence operations in 2010. We continue to pursue further opportunities in renewable energy and also continue to seek suitable opportunities to grow the business in Europe.

**China and other markets**

In 2009, our 15,000 cubic metres per day high concentration wastewater facility in Zhangjiagang and 10,000 cubic metres per day wastewater treatment plant in Tianjin are expected to come onstream. Operations in Shanghai, Nanjing and Zhangjiagang are expected to continue to be profitable.

Our performance in Vietnam and the UAE is expected to continue to be underpinned by long-term agreements. Our one-third-owned Phu My 3 power plant in Vietnam has a 20-year power purchase agreement with Electricity of Vietnam, while 40%-owned Fujairah 1 independent water and power plant has a 22-year power and water purchase agreement with the Abu Dhabi Water and Electricity Company. In addition, the 225 megawatt expansion of the Fujairah 1 plant is on track to start commercial operation in March 2009.

# Marine Review

**PERFORMANCE SCORECARD** *(S$ million)*

| | 2008 | 2007 | Change (%) |
|---|---|---|---|
| Turnover | **5,063.9** | 4,513.1 | 12 |
| EBITDA | **572.5** | 413.1 | 39 |
| EBIT | **501.8** | 349.0 | 44 |
| PATMI before EI | **473.7** | 355.6 | 33 |
| PATMI after EI | **429.9** | 241.0 | 78 |
| Return on Equity *(%)* | **29** | 16 | 81 |

**CONTRIBUTION TO 2008 GROUP TURNOVER**


51%

**CONTRIBUTION TO 2008 GROUP PATMI BEFORE EI**


54%

**KEY DEVELOPMENTS**

- Net orderbook at S$9.0 billion as of end December 2008 with completions and deliveries until 2012.
- Secured a record S$5.7 billion of contracts in 2008.
- A record total of 11 rigs were delivered on time or ahead of schedule in 2008.
- Signed a strategic alliance agreement with Mac Laren Shipyard to operate a shipyard in Brazil.

**COMPETITIVE EDGE**

- Singapore's leading marine and offshore engineering group for more than 45 years.
- Comprehensive portfolio encompassing the full spectrum of integrated solutions from ship repair, shipbuilding, ship conversion, rig repair, rig building, topsides fabrication to offshore engineering and construction.
- Strong track record for quality and timely delivery and the ability to handle complex turnkey projects and repairs while meeting high standards for health, safety, security and environment.
- Global network of shipyards strategically located along major shipping routes.
- Development and ownership of proprietary designs for rigs and container vessels.
- Long-term strategic alliances with international ship operators provide a steady and growing baseload in ship repair.

# Marine Review

## OPERATIONS REVIEW

Sembcorp's Marine business delivered strong results in 2008 underpinned by its rig building, offshore & conversion and ship repair businesses. Turnover grew 12% from S$4.5 billion to S$5.1 billion, while profit after tax and minority interest (PATMI) before exceptional items (EI) increased 33% to S$473.7 million, surpassing 2007's PATMI before EI of S$355.6 million. 2008 PATMI grew 78% from S$241.0 million to S$429.9 million. During the year, a one-off charge of S$43.7 million was recorded arising from the full and final commercial settlement of foreign exchange transactions between subsidiary Jurong Shipyard and BNP Paribas. Gross profit and operating margins improved during the year. 2008 gross profit was S$655.2 million and the business' operating margin was 10% compared to S$411.5 million and 8% respectively in 2007. Return on equity for the year stood at a strong 29%.

Net orderbook stood strong at S$9.0 billion as of December 2008, with completions and deliveries until 2012. A record S$5.7 billion of orders were secured during the year.

### Ship repair

During the year, ship repair turnover increased 9% to S$795 million. A total of 269 vessels docked at our yards in 2008 and the average value per vessel increased by 3%, from S$2.9 million in 2007 to S$3.0 million. Long-term strategic alliances continued to provide a steady and growing baseload. Together with our regular repeat customers, they made up 86% of total ship repair revenue in 2008.

High value repairs to oil tankers, container vessels, as well as liquefied natural gas (LNG) and liquefied petroleum gas (LPG) tankers, floating production storage and offloading (FPSO) upgrading as well as rig repairs dominated the vessel mix for the segment.

### Shipbuilding

During the year, our Marine business successfully delivered a sixth containership for Wan Hai Lines, a second 2,600 twenty-foot equivalent unit vessel for Reederei F Laeisz, and a second 4,950 deadweight tonne tanker for Kuwait Oil Tanker Company.

2008 saw turnover from this segment falling to S$2 million due to the deliberate redeployment of resources to the rig building and offshore conversion sectors.

### Ship conversion and offshore

Turnover from ship conversion and offshore activities recorded a strong growth of 20%, constituting 27% of the total turnover from our Marine business. S$947 million worth of contracts were secured for conversion and offshore projects in 2008 accounting for 17% of total net orderbook.

Projects completed during the year included FPSO conversions of Aoka Mizu, Raroa and the Dhirubhai-1. Other completed projects included the Sapura 3000, a heavy lift derrick pipelay vessel and FPSO topside modules and integration for ConocoPhillips China.

Conversion projects underway include two semi-submersible drilling rigs for Noble Drilling, an accommodation and repair vessel for Equinox Offshore Accommodation, a dynamic positioning (DP) floating drilling production storage and offloading vessel for Petroserv SA and a floating production storage (FSO) vessel for MODEC.

Other projects in progress include construction of an offshore platform integrated deck for Carigali-PTTEPI, an offshore platform for Maersk Olie og Gas, a fallpipe rock dumping vessel for Tideway, a heavy lift derrick pipelay vessel for SapuraCrest Petroleum, two offshore platforms for TOTAL E&P Indonesie and a DP Class 3 heavy lift crane vessel for Nordic Heavy Lift.

### Rig building

The rig building segment registered a 14% growth, from S$2.5 billion in 2007 to S$2.8 billion in 2008, contributing 56% to total turnover. In 2008, we secured S$4.7 billion of new orders for jack-ups and semi-submersibles, which made up 83% of new contracts secured for the year.

Key orders included an order for a deep drilling jack-up rig for Egyptian Drilling Company, two deep drilling jack-up rigs for Egyptian Offshore Drilling Company, two ultra-deepwater semi-submersible drilling rigs for Atwood Oceanic Pacific, an ultra-deepwater semi-submersible drilling rig for Larsen

Oil & Gas and two deep drilling jack-up rigs and an ultra-deepwater semi-submersible drilling rig for Seadrill. In 2008, we also secured a contract to build a deep drilling jack-up from Sinopec International (Hong Kong), a subsidiary of China Petroleum & Chemical Corporation. This would be the first jack-up rig to be constructed outside China for China Petroleum and Chemical Corporation.

A total of 29 jack-up rigs have been secured to date since 2004, comprising 27 units based on our propriety Baker Marine Pacific Class 375 (BMC Pacific 375) deep drilling offshore jack-up rig design, a harsh environment jack-up rig and a heavy lift jack-up barge. Since 2005, a total of 10 units of sixth generation DP ultra-deepwater new build semi-submersible drilling rigs based on the Friede & Goldman design have also been secured.

During the year, we also completed and delivered nine BMC Pacific 375 jack-up rigs either on or ahead of schedule. These included PetroJack II, Maersk Convincer, Hakuryu-10, Aban VIII, WilForce, WilSeeker, Emerald Driller, Deep Driller 7 and PetroJack IV.

**Strategic partnership in Brazil**

During the year, Sembcorp Marine's Jurong Shipyard entered into a strategic alliance agreement with Rio de Janeiro-based Mac Laren Shipyard to operate a shipyard in Brazil. Well-positioned to leverage on the abundance of experienced workforce, offshore related materials and equipment suppliers, the shipyard will enable Sembcorp to be a key player in Brazil's oil and gas construction industry.

**MARKET REVIEW AND OUTLOOK**

Although the current financial turmoil has a damaging impact on the world economy and the current oil prices, long-term fundamentals and outlook for the marine and offshore industry continue to be positive in light of continued global reliance on oil and gas and accelerating depletion of oil and gas reserves.

Our Marine business however has a strong net orderbook. As at end 2008, its net orderbook stood at S$9.0 billion with completions and deliveries until 2012, including S$5.7 billion of contracts secured in 2008. These projects are expected to provide the business with a sufficient baseload, and will keep our shipyards busy with progressive completions and deliveries from 2009 until 2012.

For ship repair, our strategic alliances and partnerships with long-term customers should provide a stable baseload. Meanwhile, the market for large FPSO units and production platforms is expected to remain strong based on owners' long-term commercial viability of projects. Such projects have longer gestation period and constitute part of the owners' investment portfolio designed to provide future output to replace depleting reserves. Although the immediate economic outlook is uncertain, Sembcorp Marine is well positioned to ride out the challenges of the year ahead with its strong net cash and balance sheet position.

# Environment Review

**PERFORMANCE SCORECARD** *(S$ million)*

| | 2008 | 2007 | Change (%) |
|---|---|---|---|
| Turnover | **216.8** | 207.5 | 4 |
| EBITDA | **(0.3)** | 9.0 | NM |
| EBIT | **(9.8)** | 1.7 | NM |
| PATMI before EI | **2.1** | 13.6 | (84) |
| PATMI after EI | **2.1** | 13.6 | (84) |
| Return on equity *(%)* | **1** | 7 | (86) |

**KEY DEVELOPMENTS**

- Continued focus on waste-to-resource to enhance the competitiveness of our businesses across the Group.
- Australian joint venture strengthened position in domestic waste-to-resource sector with the acquisition of the remaining 50% interest in SITA-CEC Environmental Solutions and the commencement of construction for two state-of-the-art resource recovery facilities in Sydney and Perth.

**COMPETITIVE EDGE**

- A leading environmental management player that provides integrated waste management services in Singapore and Australia with a strong focus on waste-to-resource businesses in the Asia-Pacific region.
- Ability to offer comprehensive integrated environmental management services to municipal, industrial and commercial customers.
- Development and ownership of differentiating waste-to-resource capabilities and solutions.

**OPERATIONS REVIEW**

In 2008, Sembcorp's Environment business posted a turnover of S$216.8 million compared to S$207.5 million in 2007. Profit after tax and minority interest (PATMI) was S$2.1 million, compared to S$13.6 million in the previous year, mainly due to an impairment of S$7.9 million made for part of its plant and machinery.

During the year, we continued our focus on the post-collection treatment and waste-to-resource business. Our waste-to-resource facilities in Singapore assist in achieving higher recycling rates by extracting recyclable content from waste collected through our collection arm, which is the leading operator in Singapore, serving four out of nine municipalities and collecting approximately one million tonnes of waste per year. During the year, we also commenced a feasibility study on the conversion of recovered resources to alternative fuel, also known as solid recovered fuel (SRF). SRF is fuel produced from combustible waste that can be used as alternative fuel to produce heat or power, and can potentially replace fossil fuels and reduce greenhouse gas emissions.

Our Australian joint venture, SITA Environmental Solutions, performed well in 2008. During the year, it acquired the remaining 50% interest in its former joint venture, SITA-CEC Environmental Solutions, from its partner CEC Group for A$13.5 million. Now 100%-owned, SITA-CEC's key resource recovery facilities currently operate in Queensland and New South Wales. The acquisition strengthens SITA's leading position in the Australian alternative waste technology market. In addition, we commenced the construction of two state-of-the-art resource recovery facilities in Sydney and Perth. Construction is expected to be completed by mid-2009.

In India, our subsidiary SembRamky Environmental Management continued to operate eight biomedical waste facilities throughout India, with a total installed capacity of 12.5 tonnes per day.

During the year, we continued to streamline our businesses, exiting three joint ventures in China. Our stakes in Jiangsu Sembcorp Chunxing Alloy Company and Chongqing Sembcorp Chunxing Alloy Company were divested in June while in September, we exited our paper recycling joint venture in Shanghai.

**MARKET REVIEW AND OUTLOOK**

We continue to be focused on waste-to-resource and post-collection treatment. We believe that the long-term prospects for these sectors are promising such as in the production of SRF. In view of volatile oil and resource prices as well as technological advancements in alternative waste treatment, there has been increased attention on deriving renewable energy sources from waste. A sustainable source of alternative fuel, the production of SRF from recovered resources would also allow us to enhance synergies across the Group, particularly with the Utilities business.

Overseas, our Australian joint venture is expected to continue to perform well. It plans to pursue selective expansion opportunities to grow its alternative waste treatment business.

Barring unforeseen circumstances, the performance of our Environment business in 2009 is expected to be better than that of 2008.

# Industrial Parks Review

**PERFORMANCE SCORECARD** *(S$ million)*

| | 2008 | 2007 | Change (%) |
|---|---|---|---|
| Turnover | **18.9** | 25.8 | (27) |
| EBITDA | **10.2** | 58.2 | (82) |
| EBIT | **8.2** | 55.4 | (85) |
| PATMI before EI | **31.5** | 34.0 | (7) |
| PATMI after EI | **31.5** | 72.7 | (57) |
| Return on Equity *(%)* | **7** | 15 | (53) |

*Note:*
*The turnover of Vietnam Singapore Industrial Park, Wuxi-Singapore Industrial Park and Gallant Venture is not consolidated as these are joint ventures or associate companies.*
*Industrial Parks Group comprises Vietnam Singapore Industrial Park JV Co, Vietnam Singapore Industrial Park and Township Development Joint Stock Company, Wuxi-Singapore Industrial Park Development Co, Gallant Venture, Sembcorp Parks Management as well as other investments and property.*

**KEY DEVELOPMENTS**

- Positioned as major land bank owner and developer with 4,145 hectares in Vietnam when fully developed.
- Investment certificates received for VSIP II expansion and the first phase development of VSIP Hai Phong.
- Development of the first phase of a 92,000 square metre business park within the Wuxi-Singapore Industrial Park.
- Formed Singapore consortium with Yanlord Land Group and Surbana Corporation to explore the feasibility of establishing a Nanjing-Singapore eco-city.

**COMPETITIVE EDGE**

- Owns, develops, markets and manages industrial parks in Vietnam, China and Indonesia.
- Recognised as one of the leading industrial space providers in Southeast Asia, with over 500 multinational companies and leading local enterprises as tenants.
- Expertise in industrial park management and international marketing attracts premier customers, including multinational companies and leading local enterprises.
- Integrated approach to township development is designed to provide a world-class manufacturing environment.

**OPERATIONS REVIEW**

Sembcorp's Industrial Parks business' turnover for 2008 was S$18.9 million compared to S$25.8 million in 2007, mainly due to the divestment of Wuxi Garden City Mall Hotel in May 2007. Profit after tax and minority interest (PATMI) before exceptional items (EI) in 2008 was S$31.5 million compared to S$34 million in 2007 mainly due to associate Gallant Venture's lower profit contribution. In 2007, an exceptional gain of S$38.7 million was recorded from the sale of 70 million (2.9%) Gallant Venture shares.

**Vietnam**

In 2008, Sembcorp's Vietnam Singapore Industrial Park (VSIP) projects in Vietnam continued to perform well. In spite of the country's weakening economy and the global economic slow down, Sembcorp's VSIP I and II in southern Vietnam managed to achieve a combined 85% take-up rate, an increase of 15% over 2007. The two industrial parks now host a total of 363 customers. We also continued to strengthen our position as a major land bank owner and developer in Vietnam with a total area of 4,145 hectares when fully developed. During the year, we received the investment certificate for a 1,000 hectare expansion of VSIP II, bringing the current total land area in VSIP II to 1,345 hectares. Feasibility studies were also completed for 1,600-hectare VSIP Hai Phong in the north and the investment certificate for an initial 611-hectare phase received. In Bac Ninh, initial phase land settlement was completed for the 700-hectare integrated township and industrial park and land preparation has commenced for customers. Sembcorp will contribute US$4.8 million of equity capital for our 12% direct stake in the VSIP JSC which increased its share capital to undertake the development of the two new VSIP projects in northern Vietnam.

Our VSIP projects continued to garner awards in recognition of our ability to attract international customers and foreign investment to the country. Awards received in 2008 include the Saigon Times' Top 40 award, the Economic Times' Golden Dragon award and most notably, Euromoney's Best Industrial Developer award, ahead of developers of 179 other industrial parks in Vietnam.

### China

During the year, we expanded our presence in China and took steps to introduce our integrated township and industrial park concept. In October, a master agreement was signed to establish a new 1,500-hectare industrial township, the Guangxi-Singapore Industrial Park. The first phase of development for the project is expected to span 260 hectares.

In November, a memorandum of understanding was also signed for the development of an eco-city in Nanjing, Jiangsu province. Together with Yanlord Land Group and Surbana Corporation, we would be undertaking a feasibility study of the Nanjing-Singapore eco-city. A new bilateral project between the Singapore and China governments, the project aims to develop a modern, ecologically-friendly work-live-play environment housing high-tech industries and innovative enterprises, which will eventually serve as a showcase for sustainable development.

Meanwhile, the Wuxi-Singapore Industrial Park (WSIP) commenced construction for the first phase of its 92,000 square metre business park dedicated to innovative and high value added service industry players. Higher contributions were also enjoyed from the industrial park following the handover of a 110,000-square metre custom built factory to Suntech Power in August, with whom we have a 12-year lease agreement. There are currently 68 tenants operating in the WSIP, taking up 98% of marketable area.

### Indonesia

Associate company Gallant Venture's profit contribution in 2008 was lower than in 2007 mainly due to a slowdown in land sales from its Bintan resorts. During the year, Gallant Venture reported accumulated land sales in Bintan's Lagoi Bay Resort and Township amounting to S$67.1 million in value, pending full payment and transfer of land titles to buyers.

## MARKET REVIEW AND OUTLOOK

Our Industrial Parks business continues to be focused on developing integrated industrial townships in emerging markets such as Vietnam and China where we believe there will continue to be an impetus for industrialisation. However, the business' performance in 2009 is expected to be affected by the global economic slowdown and resultant weak investor sentiment. We expect that this will dampen the realisation of land sales as well as new take-up. Our key focus in 2009 will be on customer retention in existing townships and industrial parks, as well as on executing our new project pipeline. Land acquisition as well as infrastructure development of our expansion in VSIP II and new VSIP Bac Ninh, VSIP Hai Phong and Guangxi-Singapore Industrial Park projects will be paced to be in tandem with customer demand and take-up.



*Sembcorp Marine's second sixth-generation dynamic positioning ultra-deepwater semi-submersible rig built for Seadrill, and delivered ahead of schedule.*

# Governance

## IN THIS SECTION

# Board of Directors



*(From top, left to right)*
*Peter Seah Lim Huat, Tang Kin Fei, Goh Geok Ling, Richard Hale, OBE, Yong Ying-I, Evert Henkes, Lee Suet Fern, Bobby Chin Yoke Choong*

**PETER SEAH LIM HUAT**
**Non-executive Chairman**
*Appointed July 29, 1998*

As Chairman, Mr Seah leads the board in its overall direction of the company. Mr Seah also chairs the board's Executive Committee, Executive Resource & Compensation Committee and Nominating Committee.

Currently, Mr Seah is also Chairman of ST Engineering. His directorships include membership on the boards of Alliance Bank Malaysia, Bank of China, CapitaLand, Chartered Semiconductor Manufacturing, Global Crossing, Siam Commercial Bank, StarHub, STATS ChipPAC and Singapore Health Services. In addition, Mr Seah is also on the boards of the Government of Singapore Investment Corporation and the LaSalle Foundation. He is a member of the Temasek Advisory Panel and serves as the Vice President of the Singapore Chinese Chamber of Commerce & Industry. Mr Seah holds a BAdmin (Hons) from the University of Singapore.

*Past directorships in listed companies and major appointments 2006–2008:*

- EDB Investments
- PSA International
- PT Bank Internasional Indonesia
- The National Kidney Foundation
- PT Indosat
- Singapore Computer Systems

**TANG KIN FEI**
**Group President & CEO**
*Appointed May 1, 2005*

Mr Tang is Group President and Chief Executive Officer of Sembcorp Industries. He leads Sembcorp with strong emphasis on its Utilities and Marine businesses, while strengthening its Environment and Industrial Parks businesses.

A veteran of the Sembcorp Group with over twenty years in the company, Mr Tang is credited with developing its Utilities business into a leading centralised utilities, energy and water provider serving a global customer base in Singapore, the UK, China, Vietnam and the UAE.

Mr Tang is a member of the APEC Business Advisory Council and the President of the Singapore Water Association. He is a Council Member of the Singapore Business Federation, a member of its Executive Committee and Chairman of its China Business Group. In addition, Mr Tang is on the board of International Enterprise Singapore and serves as chairman of its Finance & Investment Committee and advisor to its CSR Steering Committee. Mr Tang lends his expertise in operating in overseas markets as a council member of several Saudi-Singapore, Abu Dhabi-Singapore, and China-Singapore business councils. He is also a director of GuocoLeisure. Mr Tang holds a First Class Honours degree in Mechanical Engineering from the University of Singapore and underwent the Advanced Management Programme at INSEAD.

*Past directorships in listed companies and major appointments 2006–2008:*

- Sembcorp Logistics

**GOH GEOK LING**
**Non-executive Director**
*Appointed May 3, 2000*

Mr Goh is an independent director and serves on the board's Executive Committee, Executive Resource & Compensation Committee and Nominating Committee.

He is Chairman of Sembcorp Marine and a director of Venture Corporation. In addition, Mr Goh serves as a member of the Board of Trustees of Nanyang Technological University. He holds a BEng from the University of Sydney, Australia.

*Past directorships in listed companies and major appointments 2006–2008:*

- Plato Capital
- DBS Bank
- DBS Group Holdings
- 02Micro International

# Board of Directors

**RICHARD HALE, OBE**
**Non-executive Director**
*Appointed September 1, 2000*

Mr Hale is an independent director and heads the board's Audit and Risk Committees.

Mr Hale is Chairman of CapitaCommercial Trust Management and Deputy Chairman of Sembcorp Marine. His other directorships include membership on the boards of CapitaLand and Wheelock Properties (Singapore). He was previously a director and CEO Singapore of The Hongkong and Shanghai Banking Corporation. Mr Hale was educated at Radley College, Abingdon, UK.

*Past directorships in listed companies and major appointments 2006–2008:*

- Sembcorp Logistics
- Wildlife Reserves Singapore
- The Ascott Group
- BM Trust Management

**YONG YING-I**
**Non-executive Director**
*Appointed May 26, 2003*

Ms Yong is an independent director and a member of the board's Audit and Risk Committees.

She is Singapore's Permanent Secretary for Health as well as Chairman of the Infocomm Development Authority of Singapore and IDA International. Ms Yong also serves on the boards of the Civil Service College, the Singapore Symphonia Company, the National University Health System, Singapore Health Services and the Singapore Totalisator Board. She holds an MBA from Harvard University Graduate School of Business, USA and an Economics degree from the University of Cambridge, UK.

*Past directorships in listed companies and major appointments 2006–2008:*

- Singapore Workforce Development Agency

**EVERT HENKES**
**Non-executive Director**
*Appointed April 30, 2004*

Mr Henkes is an independent director. He has extensive experience in the petrochemical industry as the former CEO of Shell's group global chemical business. He is a director of Air Products and Chemicals, Outokumpu and Tate & Lyle. Mr Henkes also serves as a member of International Advisory Board of China National Offshore Oil Corporation. He holds a BSc from Cornell University, USA.

*Past directorships in listed companies and major appointments 2006–2008:*

- BPB
- China National Offshore Oil Corporation

**LEE SUET FERN**
**Non-executive Director**
*Appointed July 1, 2005*

Mrs Lee is an independent director and a member of the board's Audit and Risk Committees.

The Senior Director of Stamford Law Corporation, Mrs Lee has extensive experience as a corporate law practitioner with a focus on mergers and acquisitions, equity and debt capital markets and restructurings in Singapore and the region. Mrs Lee currently serves on the boards of Macquarie International Infrastructure Fund, Rickmers Trust Management and Richina Pacific. She is also a director of the National Heritage Board, a member of the Board of Trustees of Nanyang Technological University, a member of the Accounting Advisory Board of National University of Singapore Business School and a member of the Advisory Board of Singapore Management University's School of Law. Mrs Lee holds a double first in Law from Cambridge University, UK and is a member of the Honourable Society of Gray's Inn.

*Past directorships in listed companies and major appointments 2006–2008:*

- Continental Chemical Holdings
- International Capital Investment
- Media Asia Entertainment Group
- Transpac Industrial Holdings
- ECS Holdings
- China Aviation Oil (Singapore) Corporation
- Sincere Watch (Hong Kong)

**BOBBY CHIN YOKE CHOONG**
**Non-executive Director**
*Appointed December 1, 2008*

Mr Chin is an independent director and serves on the board's Audit Committee.

The Managing Partner of KPMG Singapore from 1992 until his retirement in September 2005, Mr Chin is the Chairman of the Singapore Totalisator Board and a board member of the Competition Commission of Singapore and the Singapore Labour Foundation. He also sits on the boards of AV Jennings, Ho Bee Investment, Neptune Orient Lines, Oversea-Chinese Banking Corporation and Yeo Hiap Seng. Mr Chin holds a BAcc from the University of Singapore. He is a member of the Institute of Certified Public Accountants of Singapore and an associate member of the Institute of Chartered Accountants in England and Wales.

*Past directorships in listed companies and major appointments 2006–2008:*

- Urban Redevelopment Authority
- Singapore Business Federation
- Changi Airports International
- Singapore Changi Airports Enterprise
- Stamford Land Corporation
- The Straits Trading Company

# Key Executives



*(From top, left to right)*
*Tang Kin Fei, Lim Joke Mui,*
*Tan Kwi Kin, Wong Weng Sun,*
*Tan Cheng Guan, Paul Gavens,*
*Low Sin Leng*

**TANG KIN FEI**
**Group President & CEO**
*Joined 1987*

(Please see section on Board of Directors)

**LIM JOKE MUI**
**Group Chief Financial Officer**
*Joined 2002*

Mrs Lim is responsible for the corporate finance & treasury, reporting, accounts, tax, information technology and risk management of Sembcorp Industries and oversees these functions across the Group. She also handles investor relations matters as Group CFO and is a director on the boards of various Sembcorp companies.

Mrs Lim has almost three decades of experience in corporate finance, accounting, tax and other corporate functions. During her career with DBS Land, she managed large financing transactions via the equity and debt markets and was involved in high-profile corporate exercises, such as the merger of Pidemco and DBS Land to form CapitaLand, and other takeovers and initial public offerings. She holds a BAcc degree from the University of Singapore.

**TAN KWI KIN**
**Group President & CEO**
**Sembcorp Marine**
*Joined 1966*

Mr Tan is Group President & CEO of Sembcorp Marine and a director of Jurong Shipyard, Sembawang Shipyard, PPL Shipyard and other companies within the Sembcorp Marine Group.

A veteran of the marine industry with over four decades of experience, Mr Tan is respected for his "hands on" management style and business acumen. He rose through the ranks at Jurong Shipyard, having started his career as a Junior Engineer in the Design department in 1966, and was appointed its Managing Director in 1990. He was behind the successful merger of Jurong Shipyard and Sembawang Shipyard in 1997 as well as the implementation of Sembcorp Marine's global hub strategy, spanning Singapore, China, the USA, India and the Middle East.

He has a BEng degree in Mechanical Engineering from Tokyo University, Japan.

**WONG WENG SUN**
**President & Chief Operating Officer**
**Sembcorp Marine**
*Joined 1988*

Mr Wong is President & COO of Sembcorp Marine, as well as Managing Director of Jurong Shipyard. He serves as alternate director to Mr Tan Kwi Kin on the board of Sembcorp Marine and sits on the board of a number of its subsidiaries.

Prior to his present appointment, Mr Wong served as Deputy President of Sembcorp Marine, as well as Executive Director of Jurong Shipyard. He first joined the company in 1988 as an engineer before rising to become Jurong Shipyard's General Manager in charge of project management.

Mr Wong is a board member of the Maritime and Port Authority of Singapore. He holds a BEng (Hons) in Mechanical Engineering (Marine) from the University of Technology, Malaysia, as well as an MBA from Oklahoma City University.

**TAN CHENG GUAN**
**Executive Vice President**
**Group Business Development**
*Joined 2007*

Mr Tan is responsible for business and strategic development at Sembcorp, and drives business development for the Group's energy and water businesses. He also oversees the Group's business for the Middle East & North Africa region.

He brings with him broad experience in strategy,

# Key Executives

business and project development for the utilities industry. Mr Tan rejoined Sembcorp in 2007 after a three-year stint heading Vopak's operations in China. Prior to that, he spent 14 years with Sembcorp, during which he led the development of our Utilities business on Jurong Island and also the expansion of our centralised utilities business into China and the UK.

Mr Tan holds a BEng (Hons) from the University of Liverpool and completed the Advanced Management Programme at Harvard Business School.

**PAUL GAVENS**
**Executive Vice President**
**Sembcorp Utilities (UK)**
*Joined 2003*

Dr Gavens is Managing Director of Sembcorp's Utilities operations in the UK and a director on the boards of various companies within the Sembcorp Group.

He began his career with ICI in 1977 as a research chemist but has worked in the energy and utilities field at the Wilton International site in Teesside, UK, since 1984. During that time, he was involved with the 1,875 megawatt Teesside Power project and many of ICI's divestments during the 1990s. Dr Gavens is a director of the Industry Nature Conservation Association, a membership organisation providing environmental and ecological consultancy to businesses in the Tees Valley. He is also a Governor of Prior Pursglove College, a local sixth form college.

Dr Gavens holds a PhD in Chemistry from the University of Cambridge, UK.

**LOW SIN LENG**
**Executive Chairman**
**Sembcorp Industrial Parks**
*Joined 2000*

Ms Low spearheads the development of Sembcorp's Industrial Parks business. Leveraging on her business experience in Asia, Ms Low oversees the Group's activities in Vietnam and Indonesia. She is a Singapore Representative to the ASEAN Business Advisory Council and represents Sembcorp on several China-Singapore business councils.

Prior to joining Sembcorp, Ms Low was the Executive Vice President of Singapore Power and served 20 years in the Singapore Government Administrative Service holding senior positions in the Ministries of Finance, Trade & Industry and Education.

A President's Scholar, Ms Low holds an MBA (High Distinction) from the Catholic University of Leuven, Belgium, a BEng (Distinction) from the University of Alberta, Canada, and completed Harvard Business School's Advanced Management Programme.

## GROWTH & PERFORMANCE

### GROUP BUSINESS DEVELOPMENT

**Tan Cheng Guan**
Executive Vice President

### GROUP ASSET MANAGEMENT

**Lau Gar Ning**
Executive Vice President

### GROUP PROJECT DEVELOPMENT

**Aw Chin Leng**
Senior Vice President

### CORPORATE HEADQUARTERS

**Koh Chiap Khiong**
Deputy Group Chief
Financial Officer

**Kwong Sook May**
Company Secretary

**Lim Suet Boey**
Senior Vice President
*Group Legal*

**Richard Quek**
Senior Vice President
*Group Corporate Finance and Mergers & Acquisitions*

**Goh Han Leng**
Senior Vice President
*Group Tax*

**April Lee**
Senior Vice President
*Group Corporate Relations*

**Lillian Lee**
Senior Vice President
*Group Human Resource*

**Lee Swee Chee**
Chief Risk Officer

**Jasmine Teo**
Senior Vice President
*Group Information Technology*

**Lau Gar Ning**
Chief Health, Safety
& Environment Officer

### GROUP INTERNAL AUDIT

**Benedict Lee**
Senior Vice President

## BUSINESS KEY MANAGEMENT

### UTILITIES

**Atul Nargund**
Senior Vice President
*Business Development & Commercial*

**Ng Meng Poh**
Senior Vice President
*Asset Management*

**Nick Booth**
Senior Vice President
*Business Development & Acquisitions*

**Dr Doug Annan**
Senior Vice President
*Asset Management*

**Dr Jeffrey Chen**
CEO

**Tan Cheng Guan**
Head

### MARINE

**Wong Weng Sun**
President & COO
*Sembcorp Marine*
Managing Director
*Jurong Shipyard*

**Ong Poh Kwee**
Deputy President
*Sembcorp Marine*
Managing Director
*Sembawang Shipyard*

**Dr Benety Chang**
Deputy Chairman
*PPL Shipyard*

**Ho Nee Sin**
Managing Director
*SMOE*

### INDUSTRIAL PARKS

**Kelvin Teo**
Senior Vice President
*Sembcorp Industrial Parks*

### ENVIRONMENT

**Goh Swee Ooi**
Senior Vice President
*Sembcorp Environment*

### DESIGN & CONSTRUCTION

**Lim Kah Hing**
Senior Vice President
& Managing Director
*Sembcorp Design & Construction*

### MINT

**Yip Pak Ling**
Senior Vice President
& General Manager
*Singapore Mint*

# Corporate Governance

## Sembcorp's corporate governance principles are built on the core value of integrity, and reflect our commitment to protect and enhance shareholder value.

The board and management of Sembcorp Industries are committed to maintaining high standards of corporate governance to preserve and enhance shareholder value. The company recognises the important role that well-defined corporate governance processes play in enhancing corporate accountability and sustainability.

This report sets out the company's corporate governance processes and activities for the financial year with reference to the principles set out in the Singapore Code of Corporate Governance 2005 (Code) and deviations from the Code are explained.

### BOARD OF DIRECTORS

**Effective board to lead and effect controls (Principle 1)**

The fundamental responsibility of the directors is to exercise their judgement to act in what they reasonably believe to be the best interest of the company, for the creation of long-term value for shareholders. The board relies on the integrity and due diligence of senior management, external auditors and advisors to oversee the Group's overall performance objectives, financial plans and annual budget, major investments, divestment and funding proposals, financial performance reviews, risk management and corporate governance practices.

To assist the board in the efficient discharge of its responsibilities and provide independent oversight of management, a number of board committees, including the Executive Committee, Audit Committee, Executive Resource & Compensation Committee, Nominating Committee and Risk Committee have been established. These committees are primarily made up of independent or non-executive directors. The committees' respective roles and responsibilities are further explained in this report. Special purpose committees are also established as and when a need arises.

The composition of the board committees is structured to ensure an equitable distribution of responsibilities among board members, maximise the effectiveness of the board and foster active participation and contribution. Diversity of experience and appropriate skills are considered along with the need to maintain appropriate checks and balances between the different committees. Hence, membership of the Executive Committee (ExCo), with its greater involvement in key business and executive decisions, and membership of the Audit and Risk Committees, with their respective oversight roles, is mutually exclusive.

Board meetings are held on a quarterly basis to review and approve the release of the quarterly results and discuss reports by management on Group's performance, plans and prospects. Twice a year, the board also sets aside time during its scheduled meetings without the presence of management to discuss management's performance. A board meeting is also held at the end of each financial year to consider and approve the Group's budget for the following year. Further board meetings may also be held to specifically consider other issues arising. To assist directors in planning for their attendance at board and board committee meetings as well as at the Annual General Meeting (AGM), these are scheduled one year in advance, and telephonic attendance and conference via audio-visual communication are allowed under the company's Articles of Association. The company recognises that to focus on a director's attendance at formal meetings alone may lead to a narrow view of a director's contribution. Directors' contributions may be made in many other forms, such as bringing strategic relationships to the Group and providing guidance to management or an exchange of views outside the formal environment of the board or board committee meetings. Notwithstanding this, the company encourages active participation at formal meetings of the board. In 2008, a total of nine board meetings were held, with an average of 79% attendance.

The Group has adopted a set of internal controls and guidelines that set out financial authorisation and approval limits for borrowings, including off balance sheet commitments, investments, acquisitions, disposals, capital and operating expenditures, requisitions and expenses. Under the financial authorisation and approval limits, approval sub-limits are provided at management levels to facilitate operational efficiency. Approval of the ExCo or board is required where the value of a transaction exceeds certain financial thresholds. The ExCo is chaired by Peter Seah Lim Huat and its members are Goh Geok Ling and Tang Kin Fei. It held four meetings in the year with the full attendance of its members.

The ExCo reviews and approves business opportunities, strategic investments, capital and operating expenditures and divestments. Within the limits of authority delegated by the board, it also evaluates and recommends larger investments, capital and operating expenditures, as well as divestments to the board for approval.

Directors are briefed on changes to regulations and accounting standards from time to time either during board meetings or at specially convened sessions, including sponsored training sessions and seminars conducted by external professionals. Newly-appointed directors are given comprehensive presentations by management on the strategic direction and business activities of the Group. A formal letter is sent to newly-appointed directors upon their appointment explaining the Group's governance policies and practices and their duties and obligations as directors. Facility visits to our subsidiaries' premises are also arranged to provide newly-appointed directors an understanding of the Group's business operations. Existing directors are also invited to participate in such facility visits and orientation programmes.

**Strong and independent board exercising objective judgement (Principle 2)**

The current board comprises eight directors. Six of the directors are independent directors, and with the exception of the Group President & CEO, all the directors are non-executive, including the Chairman, Mr Seah. Given that the majority of the board is comprised of non-executive directors who are independent of management and independent in terms of character and judgement, objectivity on issues deliberated is assured.

The Nominating Committee (NC) ensures that the board maintains an appropriate size and comprises members with a balance of skill and experience. It takes care to ensure that directors have sufficient time to devote to their duties. Through the delegation of its authority to the NC, the board has applied its best efforts to ensure that the directors appointed possess the background, experience and knowledge in business, finance, legal, related industry and management skills critical to the company's businesses.

The board members comprise business leaders, professionals with financial backgrounds, a practicing lawyer and a senior officer of the public sector. Best efforts have also been made to ensure that, in addition to his special contribution, each director brings to the board an independent and objective

**BOARD MEMBERS FOR 2008**

| Director | Position held on the board | Date of first appointment to the board | Date of last re-election / re-appointment as director | Nature of appointment |
|---|---|---|---|---|
| Peter Seah Lim Huat | Chairman | Jul 29, 1998 | Apr 23, 2007* | Non-executive / Non-independent |
| Tang Kin Fei | Director | May 1, 2005 | Apr 25, 2008 | Executive / Non-independent |
| Goh Geok Ling | Director | May 3, 2000 | Apr 25, 2008 | Non-executive / Independent |
| Richard Hale, OBE | Director | Sep 1, 2000 | Apr 25, 2008* | Non-executive / Independent |
| Yong Ying-I | Director | May 26, 2003 | Apr 23, 2007 | Non-executive / Independent |
| Evert Henkes | Director | Apr 30, 2004 | Apr 23, 2007 | Non-executive / Independent |
| Lee Suet Fern | Director | Jul 1, 2005 | Apr 27, 2006* | Non-executive / Independent |
| Bobby Chin Yoke Choong | Director | Dec 1, 2008 | N.A* | Non-executive / Independent |
| K Shanmugam *(Resigned on April 25, 2008)* | Director | Jul 29, 1998 | Apr 27, 2006 | Non-executive / Independent |

** Up for re-election / re-appointment at AGM*

perspective to enable balanced and well-considered decisions to be made. Profiles of the directors may be found on page 46 to 49.

The NC considers Lee Suet Fern an independent non-executive director notwithstanding her relationship with the company in respect of Guidance Note 2.1(d) of the Code. While Mrs Lee is the Senior Director of Stamford Law Corporation, which has rendered professional services to the Group, the NC is of the view that she is nonetheless able to exercise strong independent judgement in her deliberation in the interest of the Company.

**Chairman and Chief Executive Officer (Principle 3)**

To ensure an appropriate balance of power such that no one individual represents a considerable concentration of authority, the roles of chairman and the Group President & CEO are separate. The Chairman and the Group President & CEO are not related to each other.

The Chairman, who is non-executive, leads and ensures effective and comprehensive board discussion on matters brought to the board including strategic issues as well as business planning and monitors the translation of the board's decisions into executive action. Meanwhile, the Group President & CEO executes the board's decisions and is responsible for implementing the Group's strategies and policies and the conduct of the Group's business.

**Formal appointment and re-election of directors (Principle 4)**

Sembcorp Industries' board is periodically renewed to ensure strong, independent and sound leadership for the continued success of the company and its businesses. The board also recognises the contribution of directors who, over time, have developed deep insights into the Group's businesses. As such, the board would exercise its discretion to retain the services of such directors.

The company subscribes to the principle that all directors including the Group President & CEO should retire and submit themselves for re-election at regular intervals, subject to their continued satisfactory performance. The company's Articles of Association require a third of its directors to retire and subject themselves to re-election by shareholders at every AGM (one-third rotation rule).

Prior to seeking shareholders' approval at the AGM, the NC reviews and considers the retirement and re-election of directors. In addition, a newly-appointed director submits himself for retirement and election at the AGM immediately following his appointment. Thereafter, he is subject to the one-third rotation rule. Directors who are above the age of 70 are also statutorily required to seek re-appointment at each AGM.

Every year, the NC reviews the independence of directors. To this end, each director is required to complete a Director's Independence Checklist on an annual basis to confirm his independence. The checklist is drawn up based on the guidelines provided in the Code and further requires each director to assess whether he considers himself independent despite not being involved in any of the relationships identified in the Code. The NC will then review the checklist completed by each director to determine whether the director is independent.

The NC supports and advises the company by nominating suitable board candidates to maintain the board's balance of skills, knowledge and experience. Appointments to the board are made on merit and against objective criteria. Candidates must be able to discharge their responsibilities as directors while upholding the highest standards of governance practiced by the Group. The NC takes care to ensure that appointees have enough time available to devote to their directorship roles.

The NC is chaired by Mr Seah and its members in 2008 were Mr Goh and K Shanmugam, who resigned on April 25, 2008 following his appointment as a minister of the Singapore government. The NC met twice in 2008 and achieved an average of over 80% attendance. The NC Chairman is regarded as non-independent with reference to the definition of "independence" under the Code, given his seat on the Advisory Panel of Temasek Holdings, a substantial shareholder of the company. Notwithstanding this, the board believes that the NC Chairman's ability to exercise strong independent judgement in his deliberations and act in the best interest of the company is not compromised, as his appointment to the Advisory Panel of Temasek Holdings is non-executive in nature and does not entail involvement in the day-to-day conduct of Temasek Holdings' business.

Pursuant to the one-third rotation rule, Mr Seah and Mrs Lee will each submit themselves for retirement and re-election by shareholders at the forthcoming AGM.

Bobby Chin Yoke Choong, who was newly appointed to the board on December 1, 2008, will also submit himself for retirement and re-election at the forthcoming AGM. In addition, Richard Hale, OBE, who is above the age of 70, will also submit his retirement and offer himself for re-appointment pursuant to the Companies Act.

## BOARD PERFORMANCE AND CONDUCT OF ITS AFFAIRS

**Active participation and valuable contributions are key to overall effectiveness of the board (Principle 5)**

Each year, the board undertakes an informal assessment of its performance. To provide feedback to aid in this assessment, each director is required to complete a questionnaire on the effectiveness of the board as a whole. This questionnaire considers factors such as the size and composition of the board, directors' access to information, board processes and accountability as well as board performance in relation to communication with senior management. Feedback from the questionnaire is subsequently discussed at a board meeting and used to highlight areas of strength and weakness for the future development of the board and its committees to further improve their performance.

The NC feels that the financial indicators set out in the Code as guides for the evaluation of the board are more a measure of the management's performance and therefore are less applicable to directors. The NC believes that board performance is ultimately reflected in the long-term performance of the Group.

## FULL ACCESS TO INFORMATION AND RESOURCES

**Directors have complete, adequate and timely information and resources (Principle 6)**

To assist the board in discharging its duties, Sembcorp's management furnishes adequate management and operation reports as well as financial statements to it on a regular basis. As a general rule, board and board committee papers are sent to directors at least three working days before each meeting so that they may better understand the matters prior to the meeting and discussions may be focused on questions that the directors have on these matters. Members of senior management who may provide insight into the matters at hand are also called on to be present at discussions relevant to them.

Financial highlights of the Sembcorp Group's performance and key developments are presented on a quarterly basis at board meetings. The Group President & CEO, Group Chief Financial Officer and members of senior management are present at these presentations to address any queries which the board may have.

The Company Secretary assists the board with the preparation of meeting agenda and administers, attends and prepares minutes of board proceedings, ensuring good information flow within the board and its committees. She also assists the board on the compliance of the Group with the Memorandum and Articles of Association and regulations, including requirements of the Companies Act, Securities & Futures Act and the SGX-ST. She liaises with the SGX-ST, the Accounting and Corporate Regulatory Authority and when necessary, shareholders. Management also assists the board to implement and strengthen good corporate governance practices and processes across the Group.

The board has ready and independent access to the Group President & CEO, senior management, Company Secretary and internal and external auditors at all times. The board exercises its discretion to seek independent professional advice if deemed necessary to ensure that full information and advice is available before important decisions are made.

**COMPETITIVE REMUNERATION SYSTEM**

**Remuneration of directors adequate and not excessive (Principle 7)**

The Executive Resource & Compensation Committee (ERCC) is chaired by Mr Seah and its members for 2008 were Mr Goh and Mr Shanmugam, until his resignation on April 25, 2008. It held two meetings in the year and achieved an average of 83% attendance. The ERCC is responsible for ensuring a formal procedure for developing and reviewing policies on compensation and development of the Group's senior management. It assists the board to ensure that competitive remuneration policies and practices are in place to attract, motivate and retain talented executives. The ERCC also reviews the remuneration of the non-executive directors and executive director.

The ERCC reviews succession planning for key positions in the Group and the leadership pipeline for the organisation. It reviews the development of senior staff and assesses their strengths and development needs based on the Group's leadership competencies framework with the aim of building talent and maintaining strong and sound leadership for the Group. The ERCC conducts a succession planning review of the Group President & CEO, all of his direct reports and selected key positions in the company on an annual basis. Potential internal and external candidates for succession are reviewed for different time horizons of immediate, medium-term and long-term needs.

The ERCC also establishes guidelines on share-based incentives and other long-term incentive plans and approves the grant of such incentives to key executives. The underlying philosophy is to motivate executives to maximise operating and financial performance and shareholder value as well as to align the interests of the executives and shareholders.

**COMPOSITION OF BOARD AND BOARD COMMITTEES FOR 2008**

| Board Member | Executive Committee | Audit Committee | Executive Resource & Compensation Committee | Nominating Committee | Risk Committee |
|---|---|---|---|---|---|
| Peter Seah Lim Huat | Chairman | | Chairman | Chairman | |
| Tang Kin Fei | Member | | | | |
| Goh Geok Ling | Member | | Member | Member | |
| Richard Hale, OBE | | Chairman | | | Chairman |
| Yong Ying-I | | Member | | | Member |
| Evert Henkes | | | | | |
| Lee Suet Fern | | Member | | | Member |
| Bobby Chin Yoke Choong | | Member | | | |
| K Shanmugam^ | | Member | Member | Member | Member |

*^ Resigned as director and member of Audit, Risk, Executive Resource & Compensation and Nominating Committees on April 25, 2008*

The ERCC has access to expert professional advice on human resource matters whenever there is a need for such external consultations. In its deliberations, the ERCC takes into consideration industry practices and norms of compensation. The Group President & CEO is not present during the discussions relating to his own compensation, terms and conditions of service, or the review of his performance.

While the ERCC Chairman is not regarded as independent within the context of the definition of "independence" in the Code, he is a non-executive director independent of management with a clear separation of his role from management in deliberations of the ERCC. No ERCC member or any director is involved in deliberations in respect of any remuneration, compensation, share-based incentives or any form of benefits to be granted to himself.

**Competitive reward system to ensure highest performance and retention of best talents and key executives (Principle 8)**

Sembcorp believes that a competitive remuneration and reward system based on individual performance is important in order to retain and incentivise the best talents. Sembcorp's remuneration and reward system is also responsive to the economic climate as well as the performance of the Group and its business units.

The Group President & CEO, as an executive director, does not receive director's fees. As a lead member of management, his compensation consists of his salary, allowances, bonuses and share-based incentives conditional upon meeting certain performance targets. Details on the share-based incentives and the performance targets are available in the Directors' Report and Note 4 in the Notes to the Financial Statements.

Non-executive directors have remuneration packages that consist of a director's fee component pursuant to the company's Directors' Fee Policy, an attendance fee component and a share-based incentives component pursuant to the company's employee share plans. The company does not have a retirement remuneration plan for non-executive directors. The Directors' Fee Policy is based on a scale of fees divided into basic retainer fees and additional fees for attendance and service on board committees. The basis of the allocation of share-based incentives takes into account a director's contribution and additional responsibilities on board committees. Details on share-based incentives granted to the non-executive directors and their fair value are available in the Directors' Report and Note 4 in the Notes to the Financial Statements.

Key executives are rewarded based on actual performance relative to pre-agreed performance targets, which include financial and non-financial performance indicators such as economic value added (EVA), total shareholder return and promoting and maintaining health, safety and environment issues. The Group believes that the current reward systems are in line with market norms and formulated to motivate executives to give their best to the Group. Rewards include long-term share-based incentives, which would further ensure the retention of the most talented and high performing executives in the Group. For further details on the share-based incentives and performance targets please refer to the Directors' Report and Note 4 in the Notes to the Financial Statements.

The Group has an incentive compensation plan for key executives that is tied to the creation of EVA, as well as to the attainment of individual and Group performance goals. A "bonus bank" is used to hold incentive compensation credited in any year. Typically, one-third of the available balance is paid out in cash each year, with the balance being carried forward to the following year. Such carried-forward balances of the bonus bank may either be reduced or increased in future, based on the yearly EVA performance of the Group and its subsidiaries.

**Disclosure on remuneration (Principle 9)**

To retain and motivate high calibre directors from Singapore and overseas to help the Group particularly in its overseas expansion, the company needs to compensate its directors in keeping with international standards and commensurate with the directors' level of responsibility, performance and contributions to the Group. The directors' fees are reviewed regularly and are subject to the approval of shareholders at the AGM. The report on directors' remuneration is found in the related item under the Supplementary Information section of the financial statements in this report.

The directors' fees totalled S$801,250 in 2008 (as compared to S$777,000 in 2007) and were derived using the fee structure below.

**DIRECTORS' FEES BY TYPE OF APPOINTMENT**

| | S$ |
|---|---|
| **Board of Directors** | |
| ■ Basic fee | 50,000 |
| ■ Chairman's allowance | 45,000 |
| ■ Vice Chairman's allowance | 25,000 |
| **Executive Committee** | |
| ■ Chairman's allowance | 40,000 |
| ■ Member's allowance | 25,000 |
| **Audit Committee** | |
| ■ Chairman's allowance | 40,000 |
| ■ Member's allowance | 25,000 |
| **Executive Resource & Compensation Committee / Nominating Committee** | |
| ■ Chairman's allowance | 25,000 |
| ■ Member's allowance | 15,000 |
| **Risk Committee** | |
| ■ Chairman's allowance | 25,000 |
| ■ Member's allowance | 15,000 |

*Notes:*

*Tang Kin Fei, as an executive director, did not receive director's fees.*

*The Executive Resource & Compensation Committee and the Nominating Committee have the same members, who receive one payment for service on both committees.*

*The directors also receive attendance fees of S$2,000 (in-country) and S$10,000 (out-country) for each board meeting; and S$1,000 (in-country) and S$10,000 (out-country) for each committee meeting.*

Our key executives' remuneration may also be found under the Supplementary Information section of the financial statements in this report.

**The board is accountable to the shareholders (Principle 10)**

Sembcorp is committed to open and honest communication with shareholders at all times. Shareholders are provided with quarterly and annual financial reports in a timely manner that gives shareholders a balanced and understandable assessment of the company's performance and prospect.

In line with stock exchange requirements, negative assurance statements were issued by the board to accompany its quarterly financial results announcements, confirming that to the best of its knowledge, nothing had come to the attention of the board which would render the company's quarterly results false or misleading.

**Audit Committee (Principle 11)**

The Audit Committee (AC) comprises four directors, all of whom are independent non-executive directors. The AC is chaired by Mr Hale, OBE and its members are Yong Ying-I, Mrs Lee and Mr Chin, who joined the AC on December 1, 2008 and replaced Mr Shanmugam, who resigned from the board on April 25, 2008. The AC held four meetings and achieved an average of 83% attendance in 2008. All members of the AC participated actively at meetings either by attendance or through teleconferencing.

In October 2008, the Audit Committee Guidance Committee, an industry-led committee established by the Monetary Authority of Singapore, the Accounting and Corporate Regulatory Authority and the Singapore Exchange, published a Guidebook for Audit Committees. The Guidebook has been issued to all AC members for their reference.

The AC assists the board in fulfilling its fiduciary responsibilities relating to corporate accounting, auditing and reporting practices of the Group. Its main responsibilities are to review the company's policies and control procedures with the external auditors, internal auditors and management and act in the interest of the shareholders in respect of interested person transactions as well as any matters or issues that affect the performance of the Group. The AC reviews the quarterly, half-yearly and annual result announcements as well as the financial statements of the Group and company before they are submitted to the board for approval.

Each year, the AC also reviews and recommends the appointment of the company's external auditors. The AC meets the external and internal auditors at least once a year without the presence of management.

The AC has the authority to investigate any matter

within its terms of reference. It has full access to management and received its co-operation during the course of the year.

Having reviewed the nature and extent of non-audit services provided by the external auditors to the Group for the year – excluding services provided to Sembcorp Marine, a listed subsidiary that has its own audit committee – the AC is satisfied that the provision of non-audit services by the external auditors did not impair their independence as external auditors. Details of the non-audit fees payable to the external auditors are found in Note 34(b) in the Notes to the Financial Statements.

The AC also oversees the Group's whistle-blowing policy. For more information on the whistle-blowing policy, please refer to pages 64 and 74.

**Internal control and risk management (Principle 12)**

The board and management of the company are fully committed to a robust system of internal controls and risk management to safeguard shareholders' interests and the Group's assets, and to manage risks.

The Risk Committee (RC) is chaired by Mr Hale, OBE and its members includes independent directors, Mrs Lee, Ms Yong and until his resignation, Mr Shanmugam. The main role and function of the RC is to assist the board in fulfilling its oversight responsibility for risk management in the Group. In 2008, besides reviewing the impact and potential risks arising from the on-going global banking and credit crisis on the Group's operations, the RC also guided and reviewed the proposed mitigating actions with management to ensure preservation of capital and adequate liquidity for the Group's operations. The impact of the credit crisis on the key customers and suppliers are also being monitored by management. RC also reviewed the adequacy and effectiveness of the risk management plans, systems, processes and procedures of the Group; the Group-wide risk policies, guidelines and limits and the risk portfolio and risk levels including the treatment of identified risks.

The RC held three meetings in 2008 and achieved an average of 81% attendance.

For more information on the progress of the company's enterprise risk management system, please refer to page 63.

## INTERNAL AUDIT

**Independent internal audit function (Principle 13)**

The internal audit function of the Group is provided by the Group Internal Audit department (GIA), which reports directly to the AC Chairman on audit matters and to the Group President & CEO on administrative matters.

GIA adopts a risk-based methodology in defining its annual internal audit plan, which is reviewed and approved by the AC. The internal audits performed are aimed at assisting the board and management in the discharge of their corporate governance responsibilities as well as improving and promoting effective and efficient business processes within the Group. To ensure that the internal audits are performed by competent professionals, GIA employs qualified staff and identifies and provides training and development opportunities for them so that their technical knowledge remains current and relevant. GIA is guided by the standards for the professional practice of internal auditing developed by the Institute of Internal Audit and has incorporated these standards into its audit practices.

The board has been kept informed of the AC's review of GIA's reports and the management controls in place and is satisfied on the adequacy of the internal controls in the Group.

## WHISTLE-BLOWING POLICY

To strengthen corporate governance practices across the Group, the company has put in place a whistle-blowing policy and procedures which provide employees with accessible channels to GIA for reporting suspected fraud, corruption, dishonest practices or other similar matters. The aim of this policy is to encourage the reporting of such matters in good faith, with the confidence that employees making such reports will, to the extent possible, be protected from reprisal.

## COMMUNICATION WITH SHAREHOLDERS

**Regular, effective and equal treatment of shareholders (Principle 14)**

Sembcorp continues to keep all stakeholders informed of its corporate activities on a timely and consistent basis. The company disseminates all price-sensitive information to its shareholders via SGXNET on a non-selective basis. Financial and other performance data is given for the Group as well as business units where appropriate, to give shareholders a better insight into the Group's performance. The date of the release of quarterly results is disclosed two weeks prior to the date of announcement through SGXNET. On the day of announcement, the financial statements as well as the accompanying press release and presentation slides are released onto the SGX-ST website as well as on the company website at www.sembcorp.com. Thereafter, a briefing or teleconference by management is jointly held for media and analysts. For first half and full year results announcements, results briefings are concurrently broadcast live via webcast.

Following the release of financial statements or price-sensitive developments, investor relations officers are available by e-mail or telephone to answer questions from shareholders and the media as long as the information requested does not conflict with the SGX-ST's rules of fair disclosure.

**Greater shareholder participation at General Meetings (Principle 15)**

The company encourages shareholder participation at General Meetings. Information on shareholder meetings is disseminated through notices released via SGXNET and published in local newspapers, as well as through reports or circulars sent to all shareholders. All registered shareholders are invited to participate in shareholder meetings. The company's Articles of Association allow all shareholders the right to appoint up to two proxies to attend and vote on their behalf. The company also allows CPF investors to attend General Meetings as observers.

Voting in absentia by mail, facsimile or e-mail is currently not allowed as such voting methods would need to be cautiously evaluated for feasibility to ensure that there is no compromise to the integrity of the information and the authentication of the shareholders' identity.

At General Meetings, every matter requiring approval is proposed as a separate resolution. Shareholders present are given an opportunity to clarify or direct questions on issues pertaining to the proposed resolutions before the resolutions are voted on. The board and management are present to address these questions and obtain feedback from shareholders. The external auditors are also present to assist the board. Minutes of shareholder meetings are available on request for registered shareholders.

For further details on Sembcorp Industries' communications with its shareholders, please see the Investor Relations chapter of this annual report.

**DEALINGS IN SECURITIES**

The company has adopted a Code of Compliance on Dealing in Securities, which prohibits dealings in the company's securities by its directors and senior management for two weeks prior to the announcement of the company's quarterly results. Directors and employees are also expected to observe insider trading laws at all times even when dealing in the company's securities within the permitted trading period.

**INTERESTED PERSON TRANSACTIONS**

Shareholders have adopted an Interested Person Transaction (IPT) Mandate in respect of interested person transactions of the company. The IPT Mandate defines the levels and procedures to obtain approval for such transactions. Information regarding the IPT Mandate is available on the company's website, www.sembcorp.com. All SBUs are required to be familiar with the IPT Mandate and report any such transaction to the company. The Group Reporting and Policies Department maintains a register of the company's interested person transactions in accordance with the reporting requirements stipulated by Chapter 9 of the SGX-ST Listing Manual. Information on interested person transactions for 2008 may be found in the related item under the Supplementary Information section of the financial statements in this report.

# Risk Management & Mitigation Strategies

## Sembcorp is fully committed to a robust system of internal controls and risk management.

The Group manages risk under an overall strategy determined by the board of directors, supported by the board-level Risk Committee and the Internal Audit department. Formed in August 2003 to assist the board of directors, the Risk Committee, comprising three directors, reviews and enhances the effectiveness of the Group's risk management plans, systems, processes and procedures. The Risk Committee also reviews Group-wide risk policies, guidelines and limits as well as risk exposure and risk treatment plans.

**ENTERPRISE RISK MANAGEMENT**

The Group has established an Enterprise Risk Management Framework to standardise the risk management methodologies within the Group. In line with Sembcorp's commitment to deliver sustainable value to its shareholders, the objective of the Enterprise Risk Management Framework is to provide guidance to the operating units in implementing a comprehensive and consistent approach to identifying and managing the risks that they face. The Enterprise Risk Management Framework applies to the action of all employees of the Group and is implemented at each operating unit. Within this framework, critical and major risks of the Group and the operating units are identified and assessed to determine the appropriate type of risk treatment plans to be implemented and which are to be monitored at the Group level as well as by each strategic business unit (SBU).

The Enterprise Risk Management Framework sets out a systematic and ongoing process for identifying, evaluating, controlling and reporting risk, comprising the following key elements:

- Identification and assessment of all risks.
- Formulation of risk management strategies.
- Design and implementation of risk management and mitigation action plans.
- Monitoring and reporting of risk management performance and risk exposure levels.
- Continuous improvement of risk management and mitigation action plans and capabilities.

These processes are put in place to manage and monitor the Group's risk management activities on a regular and timely basis.

**SYSTEM OF FINANCIAL DISCIPLINE**

Since 2003, a systematic approach has been in place for Sembcorp Industries and its subsidiaries and associates, to ensure financial discipline across the Group. We have set up a self-check, review and certification process called the System of Financial Discipline for all subsidiaries to confirm their commitment to and compliance with a prudent financial discipline framework. The process provides for management at various levels in the SBUs to systematically review and ensure compliance with the requirements of new accounting standards and the treatment of transactions, while ensuring that acceptable accounting policies are followed. It allows early identification of areas of potential exposure that can be addressed to minimise adverse impact to the Group as well as ensure the adequacy of provisions made in the accounts.

SBUs' operating and finance heads are required to review, report and ensure adequate provisioning for project losses, asset impairment, significant long outstanding debtors, significant inter-company balances, contingent liabilities, fraud incidents and any transactions and / or events with material impact or potential material impact on the SBU's financial results. These financial impacts, if any, are reported on a quarterly basis to Sembcorp Industries and accounted for in the interim accounts of the respective SBU.

SBUs are also required to complete the review and certification of financial discipline for revenue recognition, cost recognition, profit or loss recognition, liabilities recognition, assets recognition, consolidation and internal controls.

**WHISTLE-BLOWING**

Since 2005, Sembcorp Industries has had a whistle-blowing policy and procedures, which provide employees with well-defined and accessible channels within the Group through which they may, in confidence, raise concerns about possible improprieties in matters of business activities, financial reporting or other matters to the Audit Committee. This arrangement facilitates independent investigation of such matters for appropriate resolution.

**INTERNAL AUDIT**

The Group also has a Group Internal Audit department, which focuses on providing an independent resource and perspective to both the board and the Audit Committee on the processes and controls that help to mitigate major risks.

**MITIGATION STRATEGIES**

The Group has identified the following types of risks:

a. Financial and counterparty / credit risk
b. Operational risk
c. Investment risk
d. Compliance and legal risk
e. Interested person transaction risk
f. Human resource risk

**a. Financial and counterparty / credit risk management**

The Group's activities expose it to a variety of financial risks, including changes in funding and liquidity risks, interest rates, foreign exchange risks, commodity risks and counterparty / credit risks.

To manage these risks, the Group's treasury policies and financial authority limits are documented, reviewed periodically and communicated to the Group's entities. The policies set out the parameters for management of Group liquidity, counterparty risk, foreign exchange and other transactions and financing.

The Group utilises approved financial instruments to manage exposure to interest rate, foreign exchange and commodity price risks arising from operational, financing and investment activities. The commodities involved basically include fuel oil, coal and natural gas. Transactions such as foreign exchange forwards, interest rate swaps, commodities swaps, purchase of options and contracts for differences are used, as appropriate, to manage these risks. It is the Group's overall Treasury Policy that transactions for speculative purposes are strictly not allowed. Transactions are allowed only for hedging purposes based on the underlying business and operating requirements. Exposure to foreign currency risks is also hedged naturally where possible.

The financial authority limits seek to limit and mitigate operational risk by setting out the threshold of approvals required for the entry into contractual obligations and investments.

*Liquidity risk*

The Group manages its working capital requirements with a view to balance the risk of non-availability of funding, the cost of funding and an optimal level of liquidity appropriate to the operating environment and expected cash flow of the Group. Working capital requirements are maintained within the credit facilities established and are adequate and available to the Group to meet its obligations.

*Interest rate risk*

The Group's policy is to maintain an efficient and optimal interest cost structure using a mix of fixed and variable rate debts and long-term and short-term borrowings. The Group enters into interest rate swaps to minimise its interest rate risk. A minimum of 50% of the Group's loan portfolio having fixed interest rates is targeted for the Group.

*Foreign exchange risk*

The Group operates globally and is exposed to foreign currency exchange rate movements, primarily for the US dollar, pound sterling, euro, Australian dollar and *renminbi*. Such risks are either hedged by forward foreign exchange contracts in respect of actual or forecasted net currency exposure or hedged naturally by a sale or purchase of a matching asset or liability of the same currency and amount. No speculative foreign exchange transactions are allowed.

*Commodity risk*

The Group hedges against fluctuations in commodity prices that affect revenue and cost. Exposure is managed via swaps, purchase of options, contracts for differences and fixed price and forward contracts.

Contracts for differences are entered into with appropriate counterparties to hedge against adverse price movements on the sale of electricity. Exposure to price fluctuations arising on the purchase of fuel is managed via fuel oil swaps, where the price of fuel is indexed to a benchmark fuel price index, for example the Singapore High Sulphur Fuel Oil (HSFO) 180-CST.

For precious metal commodities, such as gold, exposures to fluctuations in price are hedged through the use of forward contracts or purchase of options that fix the purchases at an agreed price. The quantum of commitment is based on actual or forecasted requirements.

*Counterparty / Credit risk*

The Group monitors its exposure to credit risk arising from sales to trade customers and default risks from suppliers and contractors on an ongoing basis. Credit evaluations are done on these counterparties from time to time. The Group generally deals with pre-approved customers, suppliers, contractors and financial institutions with good credit rating. On a case to case basis, the Group will require additional securities when dealing with counterparties of lower credit standing. At balance sheet date, except as disclosed, there were no significant concentrations of counterparty / credit risks with any single counterparty.

**b. Operational risk management**

Operational risk, which is inherent in all business activities, is the risk of potential financial loss and / or business instability arising from failures in internal controls, operational processes or the systems that support them.

It is recognised that operational risk can never be entirely eliminated and that the cost of minimising it may outweigh the potential benefits. Accordingly, the Group manages operational risk by focusing on risk management and incident management. The Group has also put in place operating manuals, standard operating procedures, delegation of authority guidelines and a regular reporting framework, which encompasses operational and financial reporting. The framework provides for management at various levels in the SBUs to systematically review and ensure compliance with the requirements of new accounting standards and the treatment of transactions and ensures that acceptable accounting policies are followed. It allows early identification of areas of potential exposure, which can be addressed to minimise adverse impact to the Group as well as ensure the adequacy of provisions made in the accounts. To reinforce the implementation of the Group's risk strategy by the operating units, independent checks on risk issues are undertaken by the Internal Audit department. Where appropriate, this is supported by risk transfer mechanisms such as insurance.

*Insurance*

It is not practicable to insure every insurable risk event to the fullest extent as the insurance market may lack the capacity, both as to breadth and extent of coverage, and in some cases external insurance is simply unavailable or is not available at an economical price. The Group regularly reviews both the type and amount of insurance coverage that it buys, bearing in mind the availability of such cover, its price and the likelihood and magnitude of the risks involved.

During the year, the Group arranged a global insurance programme for property damage, business interruption and public liability for its Utilities operations in Singapore and the UK under the advice of established global insurance broker and risk adviser Marsh (Singapore) and maintained insurance levels deemed appropriate in the light of the cost of cover and risk profiles of the businesses.

The Group has also established a wholly-owned captive insurance subsidiary, Sembcorp Captive Insurance (Captive), which is advised and managed by Marsh Management Services. Captive essentially participates in the property damage and business interruption portion of the Group's global insurance programme as a reinsurer, retaining a maximum exposure of S$2.5 million for each and every loss with an annual maximum of S$5 million in aggregate in excess of the existing retentions of the business entities within the Group.

**c. Investment risk management**

The Group's capital investment decision process is guided by investment parameters instituted on a Group-wide basis. All investments are subject to rigorous scrutiny to ensure that they are in line with the Group's strategic business focus, meeting the relevant hurdle rates of return, and all other relevant risk factors, such as operating currency and liquidity risks.

In addition, the board requires that each major investment proposal submitted to the board for decision is accompanied by a comprehensive risk assessment and management's proposed mitigation strategies.

**d. Compliance and legal risk management**

The Group's operations are subject to regulation and future changes in regulation that may adversely affect results, particularly in the areas of corporate law, competition law, consumer protection and environmental law. The responsibility of compliance with applicable laws and regulations lies with the respective operating business heads, and oversight of the discharge of their responsibilities is provided by the Group's Legal department.

Legal risk is the risk that the business activities of the Group may have unintended or unexpected legal consequences. This includes risks arising from:

- Actual or potential violation of laws or regulations (which may attract a civil or criminal fine or penalty).
- Inadequate documentation, legal or regulatory incapacity, insufficient authority of a counterparty and uncertainty about the validity or enforceability of a contract in a counterparty insolvency.
- Failure to protect the Group's property (including its interests in its premises and its intellectual property, such as Sembcorp Industries' logo and other related logos, brand names and products).
- The possibility of civil claims (including acts or other events that may lead to litigation or other disputes).

The Group identifies and manages legal risk through effective use of its internal and external legal advisers. Sembcorp's internal legal department assists in identifying, monitoring and providing the support necessary to identify and manage legal risks across the Group.

**e. Interested person transaction risk management**

In respect of transactions entered into by the Group, its subsidiaries and associated companies that are "entities at risk" with interested persons (namely its controlling shareholders, Chief Executive Officer, directors and their respective associates), the Group is guided by and complies with the provisions of Chapter 9 of the Singapore Exchange Securities Trading Limited's Listing Manual, to ensure that such interested person transactions (IPTs) are entered into on an arm's length basis and on normal commercial terms, which are generally no more favourable than those extended to unrelated third parties.

The Group has internal control procedures to ensure that transactions carried out with interested persons comply with the provisions of Chapter 9 and Sembcorp Industries' Shareholders' Mandate. This mandate is renewed on an annual basis and will be updated at the extraordinary general meeting to be convened on April 20, 2009. These internal control procedures are intended to ensure that IPTs are conducted at arm's length and on normal commercial terms that are not prejudicial to the interests of minority shareholders.

The Group maintains a register of all IPTs, recording the basis on which they are entered into, including quotations obtained to support such basis. The Group's annual internal audit plan incorporates a review of all IPTs for the relevant financial year.

The Audit Committee periodically reviews Group Internal Audit's IPT Reports to ascertain that the guidelines and procedures on IPTs have been complied with. The review includes the examination of the nature of the IPTs and relevant supporting documents or other such information deemed necessary by the Audit Committee. If a member of the Audit Committee has an interest in an IPT, he or she abstains from participating in the review and approval process of that IPT.

**f. Human resource risk management**

In order to develop, support and market the products and services offered by the Group and to grow our businesses internationally, it is necessary to hire and retain skilled and professional employees with the relevant expertise. The implementation of the Group's strategic business plans could be undermined by failure to recruit or retain competent key personnel, the unexpected loss of such key senior employees or failure in the Company's succession planning.

In this respect, the Group places great emphasis on establishing comprehensive human resource policies for the recruitment, compensation and development of staff. This ensures that the Group's human assets, its skilled workforce and competent senior management, are nurtured and retained, so that the Group's competitive edge is preserved. The board's Executive Resource & Compensation Committee has oversight of the Group's remuneration policies and oversees management, development and succession plans for key management positions. Further details on the Executive Resource & Compensation Committee as well as on Sembcorp's human resources management may be found at pages 58 and 71 to 74 of this annual report.

# Investor Relations

## At Sembcorp, we are committed to ensuring that all investors have easy access to clear, reliable and meaningful information on our company in order to make informed investment decisions.

In the context of constantly evolving requirements of disclosure, transparency and corporate governance, we aim to provide investors with an accurate, coherent and balanced account of the Group's performance. To do this, multiple communication platforms are utilised including group briefings to analysts, investors and the media, one-on-one meetings with shareholders and potential investors, investor roadshows and our investor relations website. In addition, company visits and facility tours are organised to help investors gain better insight into the Group's operations.

### COMMUNICATION WITH THE FINANCIAL COMMUNITY

Senior management and the investor relations team continued to actively maintain open communication channels with the financial community. During the year, we held over 180 one-on-one and group meetings with shareholders, analysts and potential investors. These included non-deal marketing roadshows in major financial centres. In Asia, we covered Singapore, Japan and Hong Kong; in North America, Toronto, Boston and New York; and in Europe, London. We also participated in five investor conferences during the year: the Credit Suisse Asian Investor Conference in March in Hong Kong, the CLSA Corporate Access Forum in May, the Nomura Asia Equity Forum in July and CIMB-GK Singapore Day in August in Singapore, as well as the UBS Best of Asia Conference in June in the USA. In May, we organised a presentation to analysts and fund managers with a special focus on Sembcorp's water business. The presentation by senior management was held in Singapore and was attended by both sell-side and buy-side participants.

During the year, Sembcorp Industries was awarded runner-up for the Most Transparent Company award in the conglomerates / multi-industry category at the Investor's Choice Awards presented by the Securities Investors Association (Singapore).

### TOTAL SHAREHOLDER RETURN

Global equities ended 2008 sharply lower due to the fallout from the credit crisis, the global economic slowdown and extreme stock market volatility. Against this background, Sembcorp Industries' shares saw a share price reduction of 60% and a total shareholder return of -57% in 2008.

During the year, the company's share price averaged S$3.88, registered a low of S$1.83 on October 24 and a high of S$5.76 on January 2. Daily turnover averaged 4.3 million shares in 2008.

## SHAREHOLDER INFORMATION

In 2008, other than our major shareholder Temasek Holdings, which held 49.5% of our shares as at the end of 2008, institutional shareholders as a group continued to dominate Sembcorp's shareholder base. Institutional shareholders accounted for 34.6% of our issued share capital or 69% of free float. Retail shareholders, including shareholders holding less than 100,000 shares and Others, held the remaining 15.9% of issued share capital or 31% of free float. In terms of geographical breakdown, excluding the stake held by Temasek Holdings, Singapore shareholders accounted for the largest number of shares held with 11% of issued share capital. This was followed by shareholders from the USA who held 10% of issued share capital. Shareholders from the UK and Hong Kong accounted for 6% of issued share capital each.

**SHARE OWNERSHIP BY INVESTOR CATEGORY**

- Strategic*
- Institutional
- Shareholding less than 100,000 shares
- Retail
- Others



4.9%
2.4%
8.6%
49.5%
34.6%


* *Includes indirect interest*

*As at December 31, 2008.*

**SHARE OWNERSHIP BY GEOGRAPHICAL DISTRIBUTION**

- Singapore
- USA
- Hong Kong
- UK
- Other Europe
- Germany
- Japan
- Others*



11%
4%
6%
6%
60%
10%


* *Others include shareholders holding less than 100,000 shares. These shareholders collectively hold 9% of total shares*

*As at December 31, 2008.*

# Investor Relations

**AVERAGE MONTHLY SEMBCORP INDUSTRIES SHARE PRICE AND STRAITS TIMES INDEX IN 2008** *(Rebased)*

- Sembcorp Industries
- Straits Times Index

| Month | Sembcorp Industries (S$) | Straits Times Index |
|---|---|---|
| January | 4.97 | 3,161.88 |
| February | 4.76 | 3,060.69 |
| March | 4.10 | 2,903.66 |
| April | 4.29 | 3,135.02 |
| May | 4.49 | 3,185.57 |
| June | 4.51 | 3,040.14 |
| July | 4.36 | 2,903.33 |
| August | 4.27 | 2,786.21 |
| September | 3.71 | 2,541.08 |
| October | 2.45 | 1,959.33 |
| November | 2.36 | 1,753.36 |
| December | 2.26 | 1,740.94 |



140
120
100
80
60
40
20
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec


**AVERAGE MONTHLY TRADE VOLUME OF SEMBCORP INDUSTRIES SHARES IN 2008**

| | Volume ('000) |
|---|---|
| January | 3,378 |
| February | 3,223 |
| March | 6,260 |
| April | 5,242 |
| May | 5,698 |
| June | 4,337 |
| July | 2,742 |
| August | 2,391 |
| September | 3,532 |
| October | 5,753 |
| November | 4,633 |
| December | 4,131 |



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

# Human Resources & Employee Welfare

## Sembcorp believes in providing a fair, diverse and inclusive workplace.

The Group subscribes to the Principles of Fair Employment and has endorsed the Employers' Pledge of Fair Employment Practices formulated by the Tripartite Alliance for Fair Employment Practices (consisting of the Singapore Business Federation and Singapore National Employers Federation, the National Trades Union Congress and the Ministry of Manpower).

Sembcorp's commitment is encompassed in the incorporation and implementation of these principles in our human resource management practices.

**PRINCIPLES OF FAIR EMPLOYMENT PRACTICES**

- Recruit and select based on merit, such as skills, experience and ability, regardless of age, race, gender, religion or family status
- Treat employees fairly and with respect and implement progressive human resource management systems
- Provide equal opportunities for training and development based on employees' strengths and needs, to help them achieve their full potential
- Reward fairly based on ability, performance, contribution and experience
- Abide by labour laws and adopt Tripartite Guidelines which promote fair employment practices

### PEOPLE DEVELOPMENT

#### Competency building

Sembcorp is a firm believer in people development. We aim to nurture the specialised capabilities and knowledge of our employees through various forms of learning and development programmes. These serve to build up Sembcorp's workforce, a vibrant and vital resource for the company's progress.

In Singapore, Sembcorp continues to retain the People Developer award.

In 2008, the Group invested an average of 33 hours per Singapore employee on structured training, to the tune of S$4 million.

Sembcorp enhances the technical capabilities of our utilities specialists through customised training in collaboration with local educational institutions. For example, we work with Ngee Ann Polytechnic to develop and conduct specialised courses in water treatment technologies for our employees in our water business. We also work with Singapore Polytechnic to run specialised training for engineers and technicians in our energy and steam businesses.

Our Environment business also runs job-related National Skills Recognition Scheme (NSRS) certification programmes for operations staff. To date, almost 20



**STAFF DISTRIBUTION BY GEOGRAPHICAL AREA**

- Singapore
- North Asia
- Southeast & South Asia
- Europe, Americas & the Middle East


9%
7%
5%
79%

*Data reflected is based on total permanent headcount.*

**STAFF DISTRIBUTION BY AGE**

- 29 & below
- 30–34
- 35–39
- 40–49
- 50 & above


27%
24%
23%
14%
12%

*Data reflected is based on total permanent headcount.*

programmes have been conducted, with topics ranging from manual public cleansing to quality service.

Sembcorp offers development opportunities through global exposure via job rotations and overseas postings. The Group currently has 39 employees from our Singapore operations posted to various overseas units in China, Vietnam, the UK and the UAE.

Sembcorp scholars are provided development opportunities even whilst still studying. Each scholar is expected to fulfill two internships with the company during his studies, including an attachment with our overseas operations. These afford our scholars a valuable cross-cultural experience and allow them to apply their specialised knowledge and skills in an operational setting.

**Executive and leadership development**

To develop our executives' leadership, business strategy, crisis management and people management skills, Sembcorp sent staff to attend executive education programmes, including courses at Harvard Business School, INSEAD and the Temasek Business Leadership Centre.

Since 2005, Sembcorp has applied 360-degree feedback as a key tool for assessment (for mid-level managers and above). Feedback from superiors, subordinates, peers and other partners are gathered through surveys and incorporated as part of managers' development plans, thereby helping them build essential competencies needed to lead their teams successfully.

**Succession planning**

To build our talent pipeline, Sembcorp identifies and prepares suitable employees, through mentoring, training and job rotation, to take over leadership positions. Senior management periodically reviews their top executives and those in the following levels to determine several alternative employees for each key position. Identified high-potential employees are then groomed to develop them into effective senior managers.

The Sembcorp Scholarship programme is another means of building the organisation's benchstrength. The scholarship programme seeks to identify talented young people and groom them for leadership positions. Into its 19th year, the scholarship programme currently manages 59 scholars (28 working and 31 studying) across various business units and in various stages of their studies and careers. In 2008, scholarships were extended to polytechnic students for the first time to meet the objective of widening our talent base. Eight students from Ngee Ann Polytechnic's Civil and Environmental Engineering and Environmental and Water Technology diploma programmes were the first polytechnic students to be awarded Sembcorp Scholarships. These students are set to boost the manpower resource of our water business when they join the company upon graduation.

## EMPLOYEE ENGAGEMENT

Employees who are engaged in their work and committed to their organisations give companies crucial competitive advantages, including higher productivity and lower employee turnover. At Sembcorp, we aim to engage our employees by building a vibrant work culture through fostering open employee communication, providing a conducive work environment and encouraging employee involvement.

### Employee communication

Within the same week of the Group's quarterly financial results announcement, the Group President & CEO, together with senior management, conducts townhall-style staff briefing sessions with employees to convey the results personally and identify and address the needs and concerns of employees face-to-face. Such sessions provide a means for employees to voice out concerns, and hear for themselves the strategy and direction of the company.

Other employee communication channels include a confidential employee feedback system, a user-friendly employee intranet, staff email blasts of company press releases and bi-monthly employee e-newsletters. The employee e-newsletter and intranet were both revamped this year to make them more user-friendly and informative.

Creativity and innovation are encouraged through group-wide innovation awards as well as ongoing cross-department, and even cross-business, work-improvement teams. All these serve to challenge our employees to widen the scope of their capabilities and utilise greater innovation at work.

### Employee welfare

Sembcorp encourages our employees to embrace a healthy lifestyle and has put in place workplace health programmes. These initiatives not only promote the physical health of employees, but also their mental wellbeing and emotional resilience.

Employees are also encouraged to participate in a wide variety of recreational and social bonding activities. These provide employees opportunities for interaction and networking. Activities organised include department teambuilding, family day, movie outings and sports and recreation like running, dragon-boating, belly dancing, bowling, soccer and badminton.

In July 2008, Sembcorp Industries signed on as a member of the iCare Mental Health Alliance which was set up in response to the government's efforts to support mental wellbeing in Singapore. The Alliance seeks to promote good mental health among employees of Singapore companies. Some of the practices we have implemented to promote employee mental wellbeing include workplace trauma counselling, medical coverage for psychiatric treatment, retirement preparation and events such as movie screenings to commemorate World Mental Health Day.

### Employee volunteerism

Employees participate in various voluntary activities as part of Sembcorp's commitment to support the communities we operate in. Employee involvement in such volunteer projects also serve as opportunities for employees to build camaraderie with colleagues and develop their skills in teamwork and leadership.

Examples of voluntary staff activities included participation as a marching contingent in Singapore's National Day Parade, as well as community outreach activities with the Assisi Hospice.

## WORK-LIFE BALANCE AND INSURANCE BENEFITS

On the Singapore government's directives, Sembcorp has implemented new policies to promote family and work-life balance. These policies include extended maternity and childcare leave for employees who are parents of Singapore citizen children and protection for all employees against work injuries. Sembcorp also has in place a policy that encourages the re-employment of older workers after they reach retirement age.

Employees are also provided with comprehensive insurance coverage. Our policies cover our employees for death, illness and hospitalisation, as well as travel insurance coverage which includes emergency medical evacuation and security evacuation in addition to standard travel insurance coverage. All employees are informed of the coverage provided and given ready access to telephone numbers to call in the event that they need urgent security or medical evacuation assistance whilst on overseas business trips. The company also provides additional insurance coverage above the legislated coverage for the unfortunate events of death or accidents.

**PERFORMANCE MANAGEMENT, REWARDS AND RECOGNITION**

Sembcorp's competitive employee performance management system rewards good performance and aims to retain employees with long-term incentives with reference to market practices and benchmarks. Employee rewards are based on the performance of the Group, company and the individual. Cash rewards include annual salary increments, annual performance bonuses and long-term incentives.

Share-based incentives remain one of the key components of the compensation structure of the Group and are administered by a committee which comprises directors nominated by the board. The Group's share-based incentives comprise three plans, namely the Performance Share Plan, Restricted Stock Plan and the Share Option Plan. The Share Option Plan and the Restricted Stock Plan are incentive schemes used for directors and employees of Sembcorp Industries and our subsidiaries whereas the Performance Share Plan is aimed primarily at key executives of the Group.

Since 2007, no share options have been granted as these have been entirely replaced with restricted stocks of an equivalent fair value. Under the restricted stock plan, managerial participants who achieve pre-determined targets that create and enhance economic value for the company's shareholders are awarded with restricted stocks, while non-managerial participants receive the equivalent value in cash.

**STAFF DISTRIBUTION BY GENDER**

■ Male ■ Female

20%

80%

*Data reflected is based on total permanent headcount.*

**STAFF DISTRIBUTION BY EDUCATIONAL QUALIFICATIONS**

■ Tertiary ■ Non-tertiary


46%
54%

*Data reflected is based on total permanent headcount.*

**ETHICAL CONDUCT**

To instil and enhance strong corporate governance practices across our companies, Sembcorp has in place a group-wide whistle-blowing policy. Sembcorp also encourages all employees to report any possible improprieties in all matters including financial reporting to the audit committee. With the revamp of the corporate intranet, a shortcut to the whistle-blowing channel is now displayed more prominently on the staff home page, facilitating access with even greater ease and convenience and further encouraging employees to file complaints when necessary.

Retaliatory action against employees who file complaints alleging possible improprieties is not condoned and disciplinary action will be instituted against any person found to have taken retaliatory action. In addition, to further ensure the integrity of our employees, Sembcorp's employee code of conduct guides employees in conducting themselves professionally and ethically. The code also expressly prohibits employees from dishonest or unlawful conduct.

**STAFF PROFILE**

Almost half of Sembcorp's 7,185 permanent employees hold tertiary qualifications. 79% of our staff are based in Singapore. We continue to offer fair employment opportunities to females; our gender ratio of male to female staff is consistent at roughly 80:20 across all levels of employment. Also consistent with our fair employment practices for senior members of the workforce, almost 30% of our employees are aged 50 years and above.

# Corporate Social Responsibility

## Our focus on corporate social responsibility underscores our commitment to ensure that our business operations contribute to sustainable development and enhance the communities in which we operate.

This report addresses Sembcorp's corporate citizenship practices, initiatives implemented and achievements in 2008.

The scope of this report covers the activities of our non-listed Utilities, Environment and Industrial Parks businesses, while the activities of our listed Marine business are reported separately in its annual report. We have covered key data relating to our Singapore and UK operations which account for a significant proportion of our turnover and profit, as well as information on community efforts by our overseas industrial parks, which are held through minority-owned joint ventures responsible for their individual on-site health, safety and environment programmes and indicators.

The focus of this chapter is on our health, safety and environment (HSE) efforts as well as our contributions to the community. A detailed review of our human resource activities and workplace practices is set out separately in the Human Resources & Employee Welfare chapter of this annual report.

**OUR COMMITMENT**

At Sembcorp, we recognise that the sustainability of our businesses in the long-term is closely intertwined with meeting our stakeholders' expectations of our health, safety and environmental responsibilities.

We are mindful that our businesses impact the environment and the community. In order to limit any adverse impact, we consciously integrate HSE considerations into our business operations.

Measures that we have taken include developing safe and reliable work processes for our employees, managing our impact on the environment and contributing to the communities where we have a presence.

Our HSE commitment is set out in Sembcorp's Corporate Social Responsibility and HSE policies on pages 76 and 78.

**OUR APPROACH**

We incorporate HSE considerations into our business operations, guided by the following four principles:

Firstly, we actively invest in green business lines, which form a part of our core operations. We do not see these as mere add-ons, but as financially viable businesses that will give us a competitive edge in an increasingly resource-scarce world.

Secondly, we implement sound and internationally recognised HSE management systems. Each of our businesses is responsible for managing its own HSE

# Corporate Social Responsibility

**SEMBCORP CORPORATE SOCIAL RESPONSIBILITY POLICY**

Sembcorp, as a member of the international business community, recognises that our business activities have varying direct and indirect impacts on the societies in which we operate. We commit to manage these in a responsible manner, believing that sound and appropriate performance in this area is important for business success.

For Sembcorp, being a responsible corporate citizen is reflected in the following principles:

- **Standards of business conduct**
  We ensure that our business is conducted according to rigorous ethical, professional and legal standards, through maintaining robust corporate governance and an Employee Code of Conduct for staff.
- **Health, safety and the environment**
  We place the management of our health, safety and environmental (HSE) responsibilities as our first priority. We are committed to continuously improving our HSE performance and managing health, safety and environmental risks associated with our activities, products and services. We integrate HSE considerations into all aspects of our business operations and processes with the aim of preventing accidents, injuries, occupational illnesses and pollution and conserving natural resources.
- **Employees**
  We aim to be a fair and caring employer offering our staff equitable opportunities to develop and grow.
- **Community**
  We act as a responsible corporate citizen through support for community care initiatives, community partnerships and philanthropic and charitable causes, in particular those supporting children and youth, education and the environment.

Sembcorp's operations throughout the world are committed to these principles. The stage and level of implementation varies according to each operational area and maturity of business.

performance and initiatives. Wherever possible, we integrate our environmental, quality and safety measurement systems and have achieved certification under ISO 9001, ISO 14001 and OHSAS 18001.

Thirdly, we continually aim to enhance the environmental friendliness and safety of our processes, products and services by considering the impact of our businesses on health and the environment. Consistent with this, HSE measures are embedded in our business practices. At the same time, we seek continual improvement of our operations through feedback and innovation. We also incorporate audits into our operations to strengthen the functioning of our HSE management systems.

Our employees are assessed on their HSE performance as we seek to promote a safety culture within the Group. Staff members at all levels are encouraged to contribute ideas and suggestions from an operational perspective to improve workplace practices, products and services as well as employee safety and health. Outstanding solutions are recognised at our annual intra-Group innovation awards.

Fourthly, we work closely with our business partners, contractors and suppliers for mutual HSE improvement to promote a far-reaching positive impact. We assess their capabilities to ensure that they will be able to deliver according to project requirements while complying with HSE standards. We actively engage them to identify areas for improvement in our collective move to achieve a healthy, safe and environmentally robust performance.

In the area of CSR, we work with local and regional bodies such as the Singapore Compact, of which we are a founding member, and CSR Asia. Through such interactions, we are able to draw upon the best practices of other companies as we share our experiences. One example of such involvement in 2008 was our participation in CSR Asia's Community Investment Roundtable.

Sembcorp is also a Green Partner and Friend of the Singapore Environment Council, an independent national society promoting environmental programmes

**CERTIFICATION SYSTEMS IN PLACE AT OUR UTILITIES, ENVIRONMENT AND INDUSTRIAL PARKS BUSINESSES**

| Unit / Certification | ISO9001 | ISO14001 | OHSAS18001 |
|---|---|---|---|
| Sembcorp Industries (SUT Division – Sakra) | | ✓ | |
| Sembcorp Gas | ✓ | | |
| Sembcorp Environment | ✓ | ✓ | ✓ |
| Sembcorp Industrial Parks | ✓ | | |

and awareness. We support the council's efforts to educate and inspire students, businesses and the wider community to preserve and care for the environment.

Our Utilities division is a signatory of Responsible Care, a voluntary initiative of the global chemical industry. It has pledged to adopt and apply Responsible Care's Guiding Principles through the six management practices of product stewardship, process safety, pollution prevention, distribution, employee health and safety, as well as community awareness and emergency response. Members also work together to improve the industry's HSE performance locally.

In addition, Sembcorp is also the current chair of the Sakra Island Community Awareness Group (SICA), which seeks to promote community awareness and a standardised management practice code for emergency responses among companies located in the Sakra cluster on Singapore's Jurong Island. The group provides a platform for member companies to share their experiences and best practices in HSE management.

**SEMBCORP'S GREEN BUSINESS LINES**

**Renewable energy**

- A 35-megawatt wood-fuelled power station, one of the UK's largest renewable energy projects

**Power generation**

- Efficient combined heat-and-power (cogeneration) plants in Singapore, the UK, China and the UAE

**Natural gas**

- First commercial importer and retailer of natural gas in Singapore
- Supplier of compressed natural gas to Singapore's transport sector

**Water and wastewater treatment**

- Water reclamation and industrial wastewater treatment plants in Singapore and China

**Waste-to-resource**

- Recycling and recovery
- Alternative fuel

**OVERVIEW OF KEY SUSTAINABILITY DEVELOPMENTS IN 2008**

Sembcorp created a Group HSE Office in January 2008 to provide global oversight and support of our HSE policies, programmes and initiatives, presided over by a Group HSE Officer. The Group HSE Office's responsibilities include monitoring and reporting on the HSE performance of the Group's business units. It also has a remit to achieve continual HSE improvement through cross-sharing of HSE-related lessons among the business units.

Under the Group HSE Office, cross audits were conducted for our different Utilities operations sites in 2008 to ensure that our operations conform to internationally recognised standards as well as to local statutory requirements. The cross audits were rolled out from April to October 2008 for three sites. Our Utilities operations in Singapore was audited by an HSE officer from our UK plant, while the UK and UAE facilities were audited by HSE officers from Singapore. Staff members from Group Internal Audit also participated in all of these cross audits. Over and above these cross audits, our UK facilities also underwent regular internal waste and environmental audits to ensure conformance.

To reinforce the culture of safety at Sembcorp, we launched our first HSE workshop in 2008. Held in conjunction with our annual asset management workshop, the event was attended by more than 100 participants from our units in Singapore and overseas. HSE-related issues were discussed at the workshop and sharing of knowledge among the business units was facilitated.

Meanwhile, during the year we also participated actively in industry-specific HSE groupings. Sembcorp's efforts in championing management practices under Responsible Care were recognised when it was conferred the Achievement Award for both Employee Health and Safety and Pollution Prevention at the Responsible Care Awards 2008.

# Corporate Social Responsibility

In 2008, Sembcorp assumed the chairmanship of the SICA. As chairman, we conducted surveys on best HSE practices to contribute towards a review of practices at member companies, aimed at elevating overall HSE performance.

Meanwhile, we continued to grow our green business activities in 2008. In support of Singapore's vision of building a resilient and self-sufficient water supply system, we took on a contract to design, build, own and operate the country's fifth and largest NEWater plant. When completed, the facility will produce 50 million imperial gallons per day of NEWater from effluent water, making it one of the world's largest water reclamation facilities.

Through our unit Sembcorp Gas, we continue to contribute to a cleaner environment in Singapore. In February 2008, we launched a compressed natural gas (CNG) retail service, our first on mainland Singapore. We believe this will not only afford owners of CNG vehicles better refuelling access, but also encourage more motorists to turn to clean fuel for environmental and cost benefits.

Meanwhile, in Shanghai, we boosted the capacity of our Shanghai Cao Jing cogeneration plant with the construction of two 130-tonne per hour supplementary boilers. We also increased the capacity of our Nanjing wastewater treatment facility from 12,500 cubic metres to 42,500 cubic metres per day. By treating effluents produced by our customers' facilities, our wastewater treatment activities help to reduce our customers' water-related environmental impact.

At Zhangjiagang, we continued construction work on China's first wastewater treatment plant capable of treating high concentration wastewater directly from source to meet environmental limits.

**MANAGING OUR KEY CONCERNS**

At Sembcorp, we have identified our key HSE concerns based on an evaluation of the greatest potential impact of our main business operations, particularly operations which are wholly or majority-owned. We have focused particularly on the HSE impacts of our wholly-owned Utilities and Environment divisions, as overseas industrial parks are minority-owned and responsible

**SEMBCORP HEALTH, SAFETY & ENVIRONMENT POLICY**

Sembcorp manages health, safety and environmental (HSE) responsibilities as its first priority. Sembcorp is committed to continuously improving its HSE performance and managing HSE risks associated with its activities, products and services.

Sembcorp has established and will maintain a HSE management system, and integrate HSE considerations into all aspects of its business operations by implementing the following policy which aims to prevent accidents, injuries, occupational illnesses and pollution as well as conserve natural resources:

- Stress to all employees and contractors their responsibility and accountability for safe performance and set appropriate objectives and targets to continually improve HSE performance.
- Educate employees to be aware of and understand the safety risks and health hazards associated with their job and the potential impact on the environment.
- Make available this policy to all interested parties upon request.
- Build, design, operate and maintain facilities and conduct operations in a manner that safeguards people, property and the environment, and minimises waste.
- Comply with all HSE laws and regulations and other HSE requirements applicable to Sembcorp's activities, products and services.
- Offer assistance to and influence suppliers, contractors and other interested parties to improve their HSE performance where necessary.
- Review and evaluate operations to measure progress and ensure compliance with this policy via periodic system audits and management reviews.
- Prepare for, and respond quickly to, accidents or other emergency situations to mitigate adverse impact to people, property and the environment.

for their own HSE programmes. Our identified key areas of concern include clean air and climate change, water, waste as well as health and safety. We also maintain an ongoing commitment towards charity and the community. Our initiatives to monitor and manage these key concerns are discussed in the paragraphs below.

## CLEAN AIR AND CLIMATE CHANGE

We are mindful of the impact of our power and steam generation business on climate change and clean air. In this regard, we work towards limiting and managing environmental impact by improving the efficiency and environmental friendliness of our power plants and fuels. We also monitor our carbon emissions and energy usage to ensure that emissions are kept low and usage optimal, without compromising business requirements.

### Efficient power and steam generation

Sembcorp leverages technology for greater efficiency and lower emissions in our power, steam and desalination operations. Our plants in China, Singapore, the UAE and Vietnam make use of combined cycle gas turbine technology, where waste heat from gas turbines is used to make steam to generate additional electricity via steam turbines. This enables us to generate more electricity from each unit of fuel input. In addition, we operate combined heat-and-power or cogeneration plants in China, Singapore, the UAE[1] and the UK. Cogeneration refers to the production of both electricity and heat from a single fuel input at a facility located near the consumer. Considered the most efficient use of fuel, cogeneration improves the overall recovery of heat and also saves on fuel needed to produce heat or steam in a separate unit. Cogeneration plants also generate substantially lower emissions compared to conventional power plants.

### Natural gas

Sembcorp is Singapore's first commercial importer and retailer of natural gas. Considered the cleanest of all fossil fuels, natural gas produces virtually no particulate waste when combusted and less greenhouse gases per unit of energy released compared to coal or oil.

In 2008, we reinforced our position as a leading gas player in Singapore with the conclusion of an agreement to import an additional 90 billion British thermal units per day of natural gas from Indonesia. Meanwhile, we launched our first compressed natural gas (CNG) retail service on mainland Singapore at Jalan Buroh. Together with our existing CNG station on Jurong Island, this will cater to growing demand for cleaner fuel among motorists.

### Energy from renewables

Sembcorp's renewable power plant in the UK, the Sembcorp Biomass Power Station, marked its first year of operation in 2008. The 35-megawatt wood-to-energy plant is designed to meet all current and foreseeable European emissions targets through the application of best available technology. The plant is estimated to save 200,000 tonnes of carbon dioxide emissions a year compared to a conventional fossil fuel power station of similar capacity. This reduction is roughly equivalent to the yearly carbon dioxide emissions of 67,000 cars.

### Emissions & energy usage monitoring

We monitor the levels of carbon dioxide emitted by our Utilities operations with a view to limiting emissions of this greenhouse gas. (Please see chart showing Utilities' carbon dioxide emissions on page 80.) Our total carbon dioxide emissions saw a 15% increase in 2008, partly due to the higher power and steam output generated by our UK operations following the expiry of its third-party power and steam purchase contracts last year. The 15% increase in 2008 also arises from a low absolute carbon dioxide emissions base in 2007, as our Singapore cogeneration plant underwent a major inspection exercise in 2007 resulting in reduced power and steam output for that year. Despite the increase in absolute emissions, we were able to lower our carbon dioxide emissions per million dollar revenue by 14%.

In addition to tracking direct carbon dioxide emissions, we monitor the energy usage of our operations. In 2008, our overall electricity consumption from our Utilities operations in Singapore and the UK reduced by 26% compared to 2007.

Apart from managing our emissions and electricity consumption, we also track our Utilities operations'

[1] *In our UAE plant, extracted heat in the form of steam is further used for seawater desalination*

**UTILITIES $CO_2$ EMISSIONS**



■ Total $CO_2$
■ $CO_2$ emissions per million dollars of revenue
ktonnes
ktonnes / S$ million
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2.1
1.8
1.5
1.2
0.9
0.6
0.3
0.0
2,970
2,772
2,420
2,789
1.0
0.8
0.7
0.6
2005
2006
2007
2008


*Data covers operations in Singapore and the UK.*

**UTILITIES' PRIMARY ENERGY SOURCES CONSUMPTION**

| | 2008 |
|---|---|
| Natural Gas *(gigajoules)* | 103,292,236 |
| Coal* *(gigajoules)* | 8,302,551 |
| Biomass* *(gigajoules)* | 2,301,271 |
| Diesel# *(tonnes)* | 3,754 |
| Fuel Oil *(cubic metres)* | 1,427 |

* *Only used in the UK*
\# *Only used in Singapore*

primary energy sources. Natural gas continues to remain the largest constituent of our primary energy sources. (Please see chart on top right.)

**WATER**

We monitor our consumption of potable water for our Utilities operations, operating a closed-loop system in our Singapore operations for the most efficient use and reuse of water. Through our wastewater treatment activities, we also treat industrial effluents generated by our customers to reduce the impact of their wastewater discharge on the environment.

**Production of industry process waters from recycled industrial effluent**

Our Utilities division provides a comprehensive suite of water-related utilities services to predominantly industrial clients. We supply approximately 40% of the industrial water requirements on Jurong Island, equivalent in volume to over 8% of Singapore's total water needs. In producing industrial process water for sale to customers, we reclaim water from effluent.

Our demineralised water and high grade industrial water is substantially derived from reclaimed water. When completed in 2009, our 50 million imperial gallons per day NEWater plant is also set to contribute significantly to our volume of water reclaimed.

**Industrial wastewater treatment**

Our suite of wastewater treatment solutions assists companies to comply with discharge regulations and limit their water-related environmental impact. In this aspect, our industrial wastewater treatment plants on Singapore's Jurong Island and in Nanjing, Zhangjiagang and Tianjin have the specialised expertise needed to treat effluent water, including complex industrial effluent, to meet environmental standards. In 2008, we reclaimed over 13 million cubic metres of water from our customers on Singapore's Jurong Island alone.

In 2008, we completed a new 30,000 cubic metre expansion of our Nanjing wastewater plant in the Nanjing Chemical Industrial Park, more than tripling the plant's capacity. We also entered into a joint venture agreement with China's Zhangbao Industries Co to build, own and operate an industrial water reclamation facility in the Zhangjiagang Free Trade Port Zone in Jiangsu province. This facility, which can produce 40,000 cubic metres per day of reclaimed water, will be our third water management project in Zhangjiagang. The additional facilities, together with our existing wastewater treatment facility and high concentration industrial wastewater facility, enhances our ability to support our customers in complying with environmental standards and reducing effluent that might otherwise be discharged into the Yangtze River.

### Desalination

In arid regions such as the Middle East, desalination provides a renewable source of industrial and potable water. Sembcorp operates a 40%-owned combined power and desalination plant in Fujairah, UAE. This plant encompasses a desalination plant with a capacity of 100 million imperial gallons per day (450,000 cubic metres per day), making it one of the largest in the world.

### Water usage

As a result of our continued efforts to reuse and recycle water, we have, for three consecutive years, reduced our use of potable and raw water. Our total potable water and raw water consumption fell 12% in 2008.



UTILITIES' POTABLE WATER AND RAW WATER USE (m³)
2005
16,174,125
2006
15,835,679
2007
15,517,285
2008
13,584,150
13,000,000
14,000,000
15,000,000
16,000,000
17,000,000

Data covers operations in Singapore and the UK.

## WASTE

As one of the largest environmental management players in Singapore, Sembcorp's Environment business provides services that help to reduce the need for landfills and incineration. We also promote waste reduction by providing separate bins for recyclables as part of our waste collection service to municipal customers. In line with our business focus to reduce waste, we are actively developing differentiating know-how including waste-to-resource capabilities. For 2008, our Environment business reported an 8% increase in the volume of recyclables collected.

### Supporting national recycling efforts

Our Environment division also supports national recycling goals. Since 2001, we have played an instrumental role in the National Recycling Programme spearheaded by Singapore's National Environment Agency (NEA). Aside from providing regular door-to-door recyclables collection for four out of nine sectors that we serve in Singapore, we also operate a plant for the recovery of construction and demolition waste, which achieved a very high recycling rate of 98% in 2008.

At the community level, Sembcorp is actively involved in various conservation efforts and green causes in Singapore to help reinforce the culture of recycling and waste reduction. In 2008, we jointly organised the National Recycling Day Carnival 2008 with NEA, Bedok Reservoir-Punggol CCC and Aljunied Town Council. The event drew residents from Hougang, where the carnival was held, who came forward and contributed more than 2.4 tonnes of recyclables in exchange for food items.

Pledging our support for the second year running, Sembcorp supported the Corporate Environmental Outreach Run at Semakau Landfill organised by the NEA with a S$15,000 donation. As part of our outreach to the local schools, Sembcorp contributed S$10,600 to the NEA Schools' Carnival, a national platform for the showcasing of environmental activities and programmes designed by students. The annual event held in November 2008 was organised in conjunction with the Clean & Green Singapore campaign.

## HEALTH AND SAFETY

The health and safety of our employees and subcontractors remains a core priority.

Of particular focus is on-site safety for our Utilities and Environment operations.

### On-site safety

Sembcorp achieved a marked progress in 2008 in improving the on-site safety of our Utilities operations on Jurong Island. This improvement may be attributable to a higher level of HSE awareness among our employees and contractors, particularly since the implementation of the SCU 5/0 initiative. This initiative encompasses the five goals of zero injury, zero spills,

**UTILITIES ACCIDENT FREQUENCY RATE**

| | Number of workplace accidents per million man-hours worked | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Utilities accident frequency rate | 0.0 | 1.3 | 0.0 |
| *versus* | | | |
| Applicable national average | 1.2* | 2.6** | 2.6** |

*Ministry of Manpower industry accident frequency rate as at end June 2008*
** *Ministry of Manpower industry accident frequency rate as at year-end*
*Data covers operations in Singapore.*

**UTILITIES ACCIDENT SEVERITY RATE**

| | Number of man-days lost to workplace accidents per million man-hours worked | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Utilities accident severity rate | 0 | 75 | 0 |
| *versus* | | | |
| Applicable national average | 45* | 148** | 93** |

*Ministry of Manpower industry accident severity rate as at June 2008*
** *Ministry of Manpower industry accident severity rate as at year-end*
*Data covers operations in Singapore.*

zero non-compliance, zero hazardous release and zero unplanned shutdown, as well as a tracking and accountability mechanism for these indicators. Into its fourth year, the programme requires all employees to identify hazards and gaps in activities carried out at their workplaces and eliminate them.

In the last two years, the incident count as reflected by the SCU 5/0 score decreased by almost half. As a result, the "price of non-conformance", our internal measure for the imputed monetary cost of lapses relating to the five indicators, has decreased.

Aside from the SCU 5/0 initiative, our Utilities arm launched the Spot the Hazard campaign on Jurong Island last year, with the goal of encouraging both employees and contractors to take responsibility for raising and addressing workplace health and safety issues. One highlight of the campaign was a six-week long competition focused on identifying potentially hazardous situations at work. The campaign supplemented the SCU 5/0 initiative as it encouraged reporting and rectifying of workplace hazards in addition to the tracking of lapses. Our customers operating neighbouring plants as well as members of the SICA industry grouping also participated in the campaign.

**New benchmarks**

For the safety performance of our Utilities and Environment operations in Singapore, we have, beginning this year, set out their accident frequency rates (AFR) and accident severity rates (ASR) in accordance with the tracking criteria set by Singapore's Ministry of Manpower. This disclosure is different from our previous years' reporting of total recordable case frequency and

**ENVIRONMENT ACCIDENT FREQUENCY RATE**


2006
2007
2008
4.6
4.9
4.2
3.6
3.8
4.0
4.2
4.4
4.6
4.8
5.0
Number of workplace accidents per million man-hours worked

*Data covers operations in Singapore.*

**ENVIRONMENT ACCIDENT SEVERITY RATE**


2006
2007
2008
63.5
56.8
47.6
40
45
50
55
60
65
Number of man-days lost to workplace accidents per million man-hours worked

*Data covers operations in Singapore.*

severity rate, which reflected the absolute number of incident cases that took place within our operations.

Our Utilities operations had no reportable cases in 2008, attesting to the robust level of our safety standards.

In terms of ASR, our Utilities operations reported zero man-days lost per million man-hours worked in 2008, compared to 45 man-days lost for the industry.

Our Environment operations registered a decline in its AFR in 2008 compared to the number of reportable cases in 2007 and 2006. As for ASR, there was a 16% improvement in 2008. Our Environment operations continue to place strong emphasis on safety, with the goal of attaining an incident-free work environment. The division regularly holds safety awareness exercises and conducts training and educational courses for its employees so as to improve vehicular safety.

**Overseas safety performance**

In the UK, our Utilities arm has made good progress in reducing the number of injuries to employees and contractors since 2006. The number of Occupational Health and Safety Administration recordable injuries fell to five in 2008, from 12 in 2007.

## COMMUNITY

Sembcorp is committed to being a good corporate citizen. We actively support our local communities both in Singapore and overseas through contributions in cash and in kind.

In 2008, Sembcorp contributed approximately S$2.5 million to causes including the arts, children and education, sports and fitness, and community and volunteerism.

**Children and education**

Sembcorp contributed slightly over S$700,000 in aid of children and educational causes. In 2008, our Group-wide charitable fund's support for one of its key ongoing programmes, the School Book Assistance Grant (SchoolBAG) Scheme, was increased by 20% to S$300,000 to enable more students and their families to tide through the economic downturn. With the additional support, a record 1,492 students benefitted from SchoolBAG last year.

**National Day Parade**

Sembcorp continued to play an active role in community activities in 2008. An example was the Singapore's National Day Parade at which we sponsored sports wheelchairs for 20 members of the D'Passion Wheelchair Dance Group, enabling disabled dancers to perform at the national event for the first time. The wheelchairs were specially designed and customised to allow for more complicated movements by the wheelchair-bound dancers. Besides this sponsorship, 126 staff volunteers also represented Sembcorp's marching contingent during the parade and ceremony segment.

**Christmas at the hospice**

As part of our community outreach efforts in 2008, Sembcorp employees celebrated Christmas with patients, staff and friends of the Assisi Hospice with a festive dinner, party and fundraising Christmas tree light-up sponsored by the company. This was part of a broader programme of support for the hospice amounting to close to S$58,000, which includes managing and funding the facelift of the hospice's garden and koi pond to enhance their therapeutic effect for the hospice's patients. The ongoing refurbishment includes changes to make these areas more user-friendly and wheelchair accessible and also extensions to the roofing and floor of sheltered space in the garden to enable patients to use it during the day. Sembcorp has pledged to support the hospice for the next three years and the programme with the hospice has kicked off a planned series of community involvement and assistance programmes in Singapore for the Group which will continue into 2009.

**Rebuilding lives**

Sembcorp donated a total of S$110,000 to the rebuilding efforts in China's Sichuan province following the deadly earthquake of May 2008. The monetary aid was provided through International Enterprise Singapore and the Embassy of the People's Republic of China.

We also contributed S$25,000 towards a project initiated by the Singapore Water Association and Lien Aid for the design and construction of a mobile drinking water system in one of the worst-hit counties in Sichuan. The system produces drinking water using reverse osmosis, as well as ultra-filtrated water for general usage, providing enough safe, clean water for some 10,000 people.

**Local communities**

In the UK, Sembcorp UK contributed £64,000 to its local community in the northeast region of England with sponsorships for various community events and education awards. One of its sponsorships was to the Children Challenging Industry project, which enables nine to 11 year-old pupils to experience real-life science by visiting chemical and related companies. Another event which Sembcorp UK supported was the Three Peaks Challenge Great North Run. At this event, participants scaled the highest peaks of Scotland, England and Wales to raise funds for hospices and medical charities.

In Vietnam, volunteers from Sembcorp's Industrial Parks unit participated in the sixth edition of the Vietnam Singapore Industrial Park (VSIP) Charity Day on November 16, 2008. Proceeds from the charity day funded the renovation of community buildings and financed the educational needs of students in the southern province of Binh Duong, where the first two Vietnam Singapore Industrial Park (VSIP) projects are located.

During the year VSIP, also launched its VSIP Together corporate social responsibility programme that undertakes community projects together with its tenants. VSIP raised a total of US$200,000 in partnership with two of its tenants, Thermtrol and Serrano, to fund the reconstruction of the building and courtyard at Tan Binh School in Binh Duong. The funds were also used for new furniture and the school library. In conjunction with the re-opening of the school, VSIP awarded 25 scholarships to the school's students.

During the year, our Industrial Parks arm also took part in the Asia Injury Prevention Foundation's Helmets for Kids project by providing each child in Tan Binh School's student population of 200 with crash helmets. The project aimed to promote road safety for children in light of the high death toll from road accidents in Vietnam.

**SEMBCORP'S COMMUNITY GIVING IN 2008**

- Arts
- Children & Education
- Community & Volunteerism
- Sports & Fitness
- Others


20%
13%
7%
28%
32%

*Contributions denominated in US dollar and pound sterling are converted to Singapore dollar using prevailing exchange rates as at January 27, 2009.*

# Financial Statements

## IN THIS SECTION

# Directors' Report

Year Ended December 31, 2008

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2008.

**DIRECTORS**

The directors in office at the date of this report are as follows:

Peter Seah Lim Huat
Tang Kin Fei
Goh Geok Ling
Richard Hale, OBE
Yong Ying-I
Evert Henkes
Lee Suet Fern
Bobby Chin Yoke Choong *Appointed on December 1, 2008*

**DIRECTORS' INTERESTS**

According to the register kept by the Company for the purposes of Section 164 of the Singapore Companies Act, Chapter 50 (the "Act"), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations are as follows:

| | | | Shareholdings registered in the name of director, spouse or infant children | | | Other shareholdings in which director is deemed to have an interest | | |
|---|---|---|---|---|---|---|---|---|
| Name of director and corporation in which interests held | Description of interests | Exercise period | At beginning of the year | At end of the year | At 21/1/2009 | At beginning of the year | At end of the year | At 21/1/2009 |
| **Peter Seah Lim Huat** | | | | | | | | |
| Sembcorp Industries Ltd | Ordinary shares | | 150,500 | 168,000 | 168,000 | – | – | – |
| | Options to subscribe for ordinary shares at | | | | | | | |
| | – S$0.93 per share | 19/11/2004 to 18/11/2008 | 17,500 | – | – | – | – | – |
| | – S$0.99 per share | 18/5/2005 to 17/5/2009 | 17,500 | 17,500 | 17,500 | – | – | – |
| | – S$1.16 per share | 23/11/2005 to 22/11/2009 | 35,000 | 35,000 | 35,000 | – | – | – |
| | – S$2.37 per share | 2/7/2006 to 1/7/2010 | 35,000 | 35,000 | 35,000 | – | – | – |
| | – S$2.36 per share | 22/11/2006 to 21/11/2010 | 52,500 | 52,500 | 52,500 | – | – | – |
| | – S$2.52 per share | 10/6/2007 to 9/6/2011 | 105,000 | 105,000 | 105,000 | – | – | – |

**DIRECTORS' INTERESTS** *(cont'd)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children At beginning of the year | At end of the year | At 21/1/2009 | Other shareholdings in which director is deemed to have an interest At beginning of the year | At end of the year | At 21/1/2009 |
|---|---|---|---|---|---|---|---|---|
| **Peter Seah Lim Huat** *(cont'd)* | | | | | | | | |
| Sembcorp Industries Ltd | Conditional award of: | | | | | | | |
| | – 23,984 restricted stocks to be delivered after 2008 (Note 2b) | | Up to 31,179 | Up to 31,179 | Up to 31,179 | – | – | – |
| | – 23,500 restricted stocks to be delivered after 2009 (Note 3) | | – | Up to 35,250 | Up to 35,250 | – | – | – |
| **Tang Kin Fei** | | | | | | | | |
| Sembcorp Industries Ltd | Ordinary shares | | 1,181,841 | 2,354,011 | 2,354,011 | – | – | – |
| | Options to subscribe for ordinary shares at | | | | | | | |
| | – S$0.78 per share | 3/6/2004 to 2/6/2013 | 50,000 | – | – | – | – | – |
| | – S$0.93 per share | 19/11/2004 to 18/11/2013 | 50,000 | – | – | – | – | – |
| | – S$0.99 per share | 18/5/2005 to 17/5/2014 | 100,000 | 50,000 | 50,000 | – | – | – |
| | – S$1.16 per share | 23/11/2005 to 22/11/2014 | 100,000 | 50,000 | 50,000 | – | – | – |
| | – S$2.37 per share | 2/7/2006 to 1/7/2015 | 300,000 | 150,000 | 150,000 | – | – | – |
| | – S$2.36 per share | 22/11/2006 to 21/11/2015 | 300,000 | 150,000 | 150,000 | – | – | – |
| | – S$2.52 per share | 10/6/2007 to 9/6/2016 | 300,000 | 300,000 | 300,000 | – | – | – |
| | Conditional award of: | | | | | | | |
| | – 427,836 performance shares to be delivered after 2007 (Note 1a) | | Up to 641,754 | – | – | – | – | – |
| | – 428,244 performance shares to be delivered after 2008 (Note 1b) | | Up to 642,366 | Up to 642,366 | Up to 642,366 | – | – | – |

**DIRECTORS' INTERESTS** *(cont'd)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year | At end of the year | At 21/1/2009 | Other shareholdings in which director is deemed to have an interest: At beginning of the year | At end of the year | At 21/1/2009 |
|---|---|---|---|---|---|---|---|---|
| **Tang Kin Fei** *(cont'd)* | | | | | | | | |
| Sembcorp Industries Ltd | Conditional award of: | | | | | | | |
| | – 408,240 performance shares to be delivered after 2009 (Note 1c) | | Up to 612,360 | Up to 612,360 | Up to 612,360 | – | – | – |
| | – 400,000 performance shares to be delivered after 2010 (Note 1d) | | – | Up to 600,000 | Up to 600,000 | – | – | – |
| | – 70,189 restricted stocks to be delivered after 2007 (Note 2a) | | Up to 91,246 | 60,830 | 60,830 | – | – | – |
| | – 128,596 restricted stocks to be delivered after 2008 (Note 2b) | | Up to 167,175 | Up to 167,175 | Up to 167,175 | – | – | – |
| | – 126,000 restricted stocks to be delivered after 2009 (Note 3) | | – | Up to 189,000 | Up to 189,000 | – | – | – |
| Sembcorp Marine Ltd | Ordinary shares | | 38,500 | 45,500 | 45,500 | – | – | – |
| | Options to subscribe for ordinary shares at | | | | | | | |
| | – S$2.11 per share | 12/8/2006 to 11/8/2010 | 14,000 | 7,000 | 7,000 | – | – | – |
| | – S$2.38 per share | 3/10/2007 to 2/10/2011 | 73,500 | 73,500 | 73,500 | – | – | – |
| | Conditional award of: | | | | | | | |
| | – 18,900 restricted stocks to be delivered after 2008 (Note 2b) | | Up to 24,570 | Up to 24,570 | Up to 24,570 | – | – | – |
| | – 12,000 restricted stocks to be delivered after 2009 (Note 3) | | – | Up to 18,000 | Up to 18,000 | – | – | – |

**DIRECTORS' INTERESTS** *(cont'd)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year | At end of the year | At 21/1/2009 | Other shareholdings in which director is deemed to have an interest: At beginning of the year | At end of the year | At 21/1/2009 |
|---|---|---|---|---|---|---|---|---|
| **Goh Geok Ling** | | | | | | | | |
| Sembcorp Industries Ltd | Ordinary shares | | 287,100 | 299,600 | 299,600 | 47,000 | 47,000 | 47,000 |
| | Options to subscribe for ordinary shares at | | | | | | | |
| | – S$0.78 per share | 3/6/2004 to 2/6/2008 | 6,250 | – | – | – | – | – |
| | – S$0.93 per share | 19/11/2004 to 18/11/2008 | 6,250 | – | – | – | – | – |
| | – S$0.99 per share | 18/5/2005 to 17/5/2009 | 12,500 | 12,500 | 12,500 | – | – | – |
| | – S$1.16 per share | 23/11/2005 to 22/11/2009 | 12,500 | 12,500 | 12,500 | – | – | – |
| | – S$2.37 per share | 2/7/2006 to 1/7/2010 | 26,250 | 26,250 | 26,250 | – | – | – |
| | – S$2.36 per share | 22/11/2006 to 21/11/2010 | 26,250 | 26,250 | 26,250 | – | – | – |
| | – S$2.52 per share | 10/6/2007 to 9/6/2011 | 70,000 | 70,000 | 70,000 | – | – | – |
| | Conditional award of: | | | | | | | |
| | – 13,982 restricted stocks to be delivered after 2008 (Note 2b) | | Up to 18,177 | Up to 18,177 | Up to 18,177 | – | – | – |
| | – 13,700 restricted stocks to be delivered after 2009 (Note 3) | | – | Up to 20,550 | Up to 20,550 | – | – | – |
| Sembcorp Marine Ltd | Options to subscribe for ordinary shares at | | | | | | | |
| | – S$2.38 per share | 3/10/2007 to 2/10/2011 | 196,000 | 196,000 | 196,000 | – | – | – |

**DIRECTORS' INTERESTS** *(cont'd)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year | At end of the year | At 21/1/2009 | Other shareholdings in which director is deemed to have an interest: At beginning of the year | At end of the year | At 21/1/2009 |
|---|---|---|---|---|---|---|---|---|
| **Goh Geok Ling** *(cont'd)* | | | | | | | | |
| Sembcorp Marine Ltd | Conditional award of: | | | | | | | |
| | – 30,800 restricted stocks to be delivered after 2008 (Note 2b) | | Up to 40,040 | Up to 40,040 | Up to 40,040 | – | – | – |
| | – 22,000 restricted stocks to be delivered after 2009 (Note 3) | | – | Up to 33,000 | Up to 33,000 | – | – | – |
| **Richard Hale, OBE** | | | | | | | | |
| Sembcorp Industries Ltd | Ordinary shares | | 147,500 | 182,500 | 182,500 | – | – | – |
| | Options to subscribe for ordinary shares at | | | | | | | |
| | – S$0.78 per share | 3/6/2004 to 2/6/2008 | 17,500 | – | – | – | – | – |
| | – S$0.93 per share | 19/11/2004 to 18/11/2008 | 17,500 | – | – | – | – | – |
| | – S$0.99 per share | 18/5/2005 to 17/5/2009 | 26,250 | 26,250 | 26,250 | – | – | – |
| | – S$1.16 per share | 23/11/2005 to 22/11/2009 | 26,250 | 26,250 | 26,250 | – | – | – |
| | – S$2.37 per share | 2/7/2006 to 1/7/2010 | 26,250 | 26,250 | 26,250 | – | – | – |
| | – S$2.36 per share | 22/11/2006 to 21/11/2010 | 35,000 | 35,000 | 35,000 | – | – | – |
| | – S$2.52 per share | 10/6/2007 to 9/6/2011 | 140,000 | 140,000 | 140,000 | – | – | – |
| | Conditional award of: | | | | | | | |
| | – 17,350 restricted stocks to be delivered after 2008 (Note 2b) | | Up to 22,555 | Up to 22,555 | Up to 22,555 | – | – | – |
| | – 17,000 restricted stocks to be delivered after 2009 (Note 3) | | – | Up to 25,500 | Up to 25,500 | – | – | – |

**DIRECTORS' INTERESTS** *(cont'd)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year | At end of the year | At 21/1/2009 | Other shareholdings in which director is deemed to have an interest: At beginning of the year | At end of the year | At 21/1/2009 |
|---|---|---|---|---|---|---|---|---|
| **Yong Ying-I** | | | | | | | | |
| Sembcorp Industries Ltd | Ordinary shares | | 250,000 | 300,000 | 300,000 | – | – | – |
| **Evert Henkes** | | | | | | | | |
| Sembcorp Industries Ltd | Options to subscribe for ordinary shares at | | | | | | | |
| | – S$0.99 per share | 18/5/2005 to 17/5/2009 | 12,000 | 12,000 | 12,000 | – | – | – |
| | – S$1.16 per share | 23/11/2005 to 22/11/2009 | 12,000 | 12,000 | 12,000 | – | – | – |
| | – S$2.37 per share | 2/7/2006 to 1/7/2010 | 17,500 | 17,500 | 17,500 | – | – | – |
| | – S$2.36 per share | 22/11/2006 to 21/11/2010 | 17,500 | 17,500 | 17,500 | – | – | – |
| | – S$2.52 per share | 10/6/2007 to 9/6/2011 | 35,000 | 35,000 | 35,000 | – | – | – |
| | Conditional award of: – 7,144 restricted stocks to be delivered after 2008 (Note 2b) | | Up to 9,287 | Up to 9,287 | Up to 9,287 | – | – | – |
| | Conditional award of: – 7,000 restricted stocks to be delivered after 2009 (Note 3) | | – | Up to 10,500 | Up to 10,500 | – | – | – |
| **Lee Suet Fern** | | | | | | | | |
| Sembcorp Industries Ltd | Ordinary shares | | 8,750 | 35,000 | 35,000 | – | – | – |
| | Options to subscribe for ordinary shares at | | | | | | | |
| | – S$2.36 per share | 22/11/2006 to 21/11/2010 | 26,250 | 17,500 | 17,500 | – | – | – |
| | – S$2.52 per share | 10/6/2007 to 9/6/2011 | 70,000 | 52,500 | 52,500 | – | – | – |

**DIRECTORS' INTERESTS** *(cont'd)*

| Name of director and corporation in which interests held | Description of interests | Exercise period | Shareholdings registered in the name of director, spouse or infant children: At beginning of the year | At end of the year | At 21/1/2009 | Other shareholdings in which director is deemed to have an interest: At beginning of the year | At end of the year | At 21/1/2009 |
|---|---|---|---|---|---|---|---|---|
| **Lee Suet Fern** *(cont'd)* | | | | | | | | |
| Sembcorp Industries Ltd | Conditional award of: | | | | | | | |
| | – 13,982 restricted stocks to be delivered after 2008 (Note 2b) | | Up to 18,177 | Up to 18,177 | Up to 18,177 | – | – | – |
| | – 13,700 restricted stocks to be delivered after 2009 (Note 3) | | – | Up to 20,550 | Up to 20,550 | – | – | – |

Note 1: The actual number to be delivered will depend on the achievement of set targets over a 3-year period as indicated below. Achievement of targets below target level will mean no performance shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional performance shares awarded could be delivered.
a. Period from 2005 to 2007*
b. Period from 2006 to 2008
c. Period from 2007 to 2009
d. Period from 2008 to 2010
* For this period, 641,754 shares were released to Tang Kin Fei in 2008.

Note 2: The actual number to be delivered will depend on the achievement of set targets at the end of the 2-year performance period as indicated below. Achievement of targets below target level will mean no restricted stocks will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional restricted stocks awarded could be delivered.
a. Period from 2006 to 2007*
b. Period from 2007 to 2008
* For this period, 30,416 shares were released to Tang Kin Fei in 2008 and the remaining 60,830 shares will be released in the next two years.

Note 3: The actual number to be delivered will depend on the achievement of set targets at the end of the 2-year performance period from 2008 to 2009. Achievement of targets below target level will mean no restricted stocks will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional restricted stocks awarded could be delivered.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning or at the end of the financial year.

Except as disclosed under the "Share-based Incentive Plans" section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Except as disclosed in Notes 34(b) and 38 to the financial statements, since the end of the last financial year, no director has received or become entitled to receive, a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in Interested Person Transactions to the Supplementary Information on purchase of goods and services (if any) from Stamford Law Corporation in which Mrs Lee Suet Fern is the Senior Director.

**SHARE-BASED INCENTIVE PLANS**

The Company's Share Option Plan, Performance Share Plan and Restricted Stock Plan (collectively, the "Share Plans") were approved and adopted by the shareholders at an Extraordinary General Meeting of the Company held on June 5, 2000.

The Executive Resource & Compensation Committee (the "Committee") of the Company has been designated as the Committee responsible for the administration of the Share Plans. The Committee comprises the following members, all of whom are directors:

Peter Seah Lim Huat (Chairman)
Goh Geok Ling

The Share Option Plan and Restricted Stock Plan are the incentive schemes for directors and employees of the Company and its subsidiaries (the "Group") whereas the Performance Share Plan is aimed primarily at key executives of the Group.

The Share Plans are intended to attract, retain and incentivise participants to higher standards of performance and encourage greater dedication and loyalty by enabling the Company to give recognition to past contributions and services; as well as motivating participants to contribute to the long-term prosperity of the Group.

The Share Option Plan provides the Company with means whereby non-executive directors and employees of the Group, and certain categories of persons who can make significant contributions through their close working relationship with the Group, such as non-executive directors and employees of the Company's associated company, are given an opportunity to participate in the equity of the Company. From 2007 onwards, no share options were granted as share options were entirely replaced with restricted stocks of an equivalent fair value.

The Performance Share Plan and Restricted Stock Plan award fully paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company, and/or to accomplish time-based service conditions. Awards will be released to participants as fully-paid shares, or their equivalent cash value or combinations thereof, free-of-charge, provided that the conditions of the awards are achieved and subject to approval by the Committee.

Awards granted under the Performance Share Plan are released at the end of the performance period only when the pre-determined targets have been achieved. Awards granted under the Restricted Stock Plan vest only after satisfactory completion of time-based service conditions, or where the award is performance related, after a further period of service beyond the performance target completion date. No minimum vesting period is prescribed under the Restricted Stock Plan and the length of the vesting period in respect of each award will be determined on a case-by-case basis.

The shares are settled by physical delivery of shares by way of issuance of new shares or existing shares procured by the Company for transfer to the employees or cash in lieu of the shares.

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*
Other information regarding the Share Plan is as follows:

**a. Share Option Plan**
Under the rules of the Share Option Plan, participants who ceased to be employed by the Group or the associated company by reason of ill health, injury or disability, redundancy, retirement at or after the legal retirement age, retirement before the legal retirement age, death, etc., or any other event approved by the Committee, may be allowed by the Committee to retain their unexercised options. The Committee may determine the number of shares comprised in that option which may be exercised and the period during which such option shall be exercisable, being a period not later than the expiry of the exercise period in respect of that option. Such option may be exercised at any time notwithstanding that the date of exercise of such option falls on a date prior to the first day of the exercise period in respect of such option.

Other information regarding the Share Option Plan is as follows:

i. The exercise price of the options can be set at market price or a discount to the market price not exceeding 20% of the market price in respect of options granted at the time of grant. Market price is the volume-weighted average price for the shares on the Singapore Exchange Limited ("Singapore Exchange") over the three consecutive trading days prior to grant date of that option. For all options granted to date, the exercise prices are set at market price.

ii. After the first 12 months of lock-out period, the Group imposed a further vesting of four years for managers and above for retention purposes.

iii. In 2008, all options were either settled by the issuance of new shares or by issuance of treasury shares.

iv. The options granted expire after five years for non-executive directors and associated company's employees, and 10 years for the employees of the Group.

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**a. Share Option Plan** *(cont'd)*

v. Sembcorp Industries Ltd Share Option Plan

At the end of the financial year, details of the options granted under the Share Option Plan on unissued ordinary shares of the Company are as follows:

**Sembcorp Industries Ltd**
**Ordinary shares**
**2008**

| Date of grant of options | Exercise price per share | Options outstanding at Jan 1, 2008 | Options exercised* | Options cancelled / lapsed / not accepted | Options outstanding at Dec 31, 2008 | Number of options holders / (including number of directors) at Dec 31, 2008 | Exercise period |
|---|---|---|---|---|---|---|---|
| 26/06/2000 | S$1.63 | 305,953 | (3,030) | (77,600) | 225,323 | 36 / (–) | 27/06/2001 to 26/06/2010 |
| 24/07/2000 | S$1.90 | 350,948 | (115,750) | (60,023) | 175,175 | 22 / (–) | 20/05/2001 to 19/05/2009 |
| 24/07/2000 | S$1.76 | 39,064 | – | (4,999) | 34,065 | 1 / (–) | 16/09/2001 to 15/09/2009 |
| 19/04/2001 | S$1.19 | 230,650 | (6,000) | (55,300) | 169,350 | 19 / (–) | 20/04/2002 to 19/04/2011 |
| 07/05/2002 | S$1.23 | 294,250 | (7,875) | (64,250) | 222,125 | 37 / (–) | 08/05/2003 to 07/05/2012 |
| 17/10/2002 | S$0.62 | 150,625 | (12,375) | (42,375) | 95,875 | 18 / (–) | 18/10/2003 to 17/10/2012 |
| 02/06/2003 | S$0.78 | 36,750 | (23,750) | (13,000) | – | – / (–) | 03/06/2004 to 02/06/2008 |
| 02/06/2003 | S$0.78 | 376,350 | (185,375) | (74,875) | 116,100 | 33 / (–) | 03/06/2004 to 02/06/2013 |
| 18/11/2003 | S$0.93 | 63,000 | (56,250) | (6,750) | – | – / (–) | 19/11/2004 to 18/11/2008 |
| 18/11/2003 | S$0.93 | 608,875 | (373,500) | (77,625) | 157,750 | 51 / (–) | 19/11/2004 to 18/11/2013 |
| 17/05/2004 | S$0.99 | 79,000 | (10,250) | – | 68,750 | 5 / (4) | 18/05/2005 to 17/05/2009 |
| 17/05/2004 | S$0.99 | 1,181,427 | (469,652) | (100,125) | 611,650 | 143 / (1) | 18/05/2005 to 17/05/2014 |
| 22/11/2004 | S$1.16 | 107,250 | (19,000) | – | 88,250 | 6 / (4) | 23/11/2005 to 22/11/2009 |
| 22/11/2004 | S$1.16 | 1,494,400 | (463,875) | (178,625) | 851,900 | 214 / (1) | 23/11/2005 to 22/11/2014 |
| 01/07/2005 | S$2.37 | 122,500 | (17,500) | – | 105,000 | 4 / (4) | 02/07/2006 to 01/07/2010 |
| 01/07/2005 | S$2.37 | 2,371,647 | (577,450) | (111,000) | 1,683,197 | 310 / (1) | 02/07/2006 to 01/07/2015 |
| 21/11/2005 | S$2.36 | 183,750 | (35,000) | – | 148,750 | 5 / (5) | 22/11/2006 to 21/11/2010 |
| 21/11/2005 | S$2.36 | 2,742,320 | (600,325) | (143,125) | 1,998,870 | 350 / (1) | 22/11/2006 to 21/11/2015 |
| 09/06/2006 | S$2.52 | 472,500 | (70,000) | – | 402,500 | 5 / (5) | 10/06/2007 to 09/06/2011 |
| 09/06/2006 | S$2.52 | 4,299,470 | (729,020) | (191,500) | 3,378,950 | 494 / (1) | 10/06/2007 to 09/06/2016 |
| | | **15,510,729** | **(3,775,977)** | **(1,201,172)** | **10,533,580** | | |

* In 2008, 1,568,994 options were settled by the issuance of new shares and the rest by issuance of treasury shares.

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**a. Share Option Plan** *(cont'd)*

v. Sembcorp Industries Ltd Share Option Plan *(cont'd)*

**Sembcorp Industries Ltd**
**Ordinary shares**
**2007**

| Date of grant of options | Exercise price* per share | Options outstanding at Jan 1, 2007 | Options exercised | Options cancelled / lapsed / not accepted | Options outstanding at Dec 31, 2007 | Number of options holders / (including number of directors) at Dec 31, 2007 | Exercise period |
|---|---|---|---|---|---|---|---|
| 26/06/2000 | S$1.63 | 961,908 | (618,255) | (37,700) | 305,953 | 38 / (–) | 27/06/2001 to 26/06/2010 |
| 24/07/2000 | S$1.90 | 812,939 | (444,325) | (17,666) | 350,948 | 31 / (–) | 20/05/2001 to 19/05/2009 |
| 24/07/2000 | S$1.76 | 39,066 | (2) | – | 39,064 | 1 / (–) | 16/09/2001 to 15/09/2009 |
| 19/04/2001 | S$1.19 | 476,175 | (210,025) | (35,500) | 230,650 | 25 / (–) | 20/04/2002 to 19/04/2011 |
| 07/05/2002 | S$1.23 | 178,000 | (177,500) | (500) | – | – / (–) | 08/05/2003 to 07/05/2007 |
| 07/05/2002 | S$1.23 | 572,075 | (252,625) | (25,200) | 294,250 | 38 / (–) | 08/05/2003 to 07/05/2012 |
| 17/10/2002 | S$0.62 | 188,000 | (187,000) | (1,000) | – | – / (–) | 18/10/2003 to 17/10/2007 |
| 17/10/2002 | S$0.62 | 510,000 | (338,000) | (21,375) | 150,625 | 23 / (–) | 18/10/2003 to 17/10/2012 |
| 02/06/2003 | S$0.78 | 227,250 | (188,500) | (2,000) | 36,750 | 5 / (2) | 03/06/2004 to 02/06/2008 |
| 02/06/2003 | S$0.78 | 1,041,225 | (637,375) | (27,500) | 376,350 | 64 / (1) | 03/06/2004 to 02/06/2013 |
| 18/11/2003 | S$0.93 | 245,750 | (180,250) | (2,500) | 63,000 | 7 / (4) | 19/11/2004 to 18/11/2008 |
| 18/11/2003 | S$0.93 | 1,396,645 | (737,020) | (50,750) | 608,875 | 151 / (1) | 19/11/2004 to 18/11/2013 |
| 17/05/2004 | S$0.99 | 266,250 | (183,750) | (3,500) | 79,000 | 9 / (5) | 18/05/2005 to 17/05/2009 |
| 17/05/2004 | S$0.99 | 2,195,150 | (933,723) | (80,000) | 1,181,427 | 253 / (1) | 18/05/2005 to 17/05/2014 |
| 22/11/2004 | S$1.16 | 268,750 | (156,500) | (5,000) | 107,250 | 10 / (5) | 23/11/2005 to 22/11/2009 |
| 22/11/2004 | S$1.16 | 2,621,525 | (1,028,625) | (98,500) | 1,494,400 | 253 / (1) | 23/11/2005 to 22/11/2014 |
| 01/07/2005 | S$2.37 | 282,500 | (160,000) | – | 122,500 | 5 / (5) | 02/07/2006 to 01/07/2010 |
| 01/07/2005 | S$2.37 | 4,761,553 | (2,099,131) | (290,775) | 2,371,647 | 351 / (1) | 02/07/2006 to 01/07/2015 |
| 21/11/2005 | S$2.36 | 317,500 | (133,750) | – | 183,750 | 6 / (6) | 22/11/2006 to 21/11/2010 |
| 21/11/2005 | S$2.36 | 5,325,820 | (2,249,930) | (333,570) | 2,742,320 | 396 / (1) | 22/11/2006 to 21/11/2015 |
| 09/06/2006 | S$2.52 | 525,000 | (52,500) | – | 472,500 | 6 / (6) | 10/06/2007 to 09/06/2011 |
| 09/06/2006 | S$2.52 | 7,450,500 | (2,636,205) | (514,825) | 4,299,470 | 601 / (1) | 10/06/2007 to 09/06/2016 |
| | | **30,663,581** | **(13,604,991)** | **(1,547,861)** | **15,510,729** | | |

* The exercise prices for outstanding share options granted prior to April 27, 2007 were adjusted as a result of the Special Dividend payment in 2007.

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**a. Share Option Plan** *(cont'd)*

v. Sembcorp Industries Ltd Share Option Plan *(cont'd)*

The details of options of the Company awarded / exercised since commencement of the Scheme (aggregate) to December 31, 2008 were as follows:

| Option participants | Aggregate options granted | Aggregate options cancelled / lapsed / not accepted | Aggregate options exercised | Aggregate options outstanding |
|---|---|---|---|---|
| **Directors** | | | | |
| Peter Seah Lim Huat | 980,000 | – | (735,000) | 245,000 |
| Tang Kin Fei | 3,444,052 | (607,759)[1] | (2,136,293) | 700,000 |
| Goh Geok Ling | 370,000 | – | (222,500) | 147,500 |
| Richard Hale, OBE | 490,000 | – | (236,250) | 253,750 |
| Yong Ying-I | 235,000 | (235,000)[2] | – | – |
| Evert Henkes | 94,000 | – | – | 94,000 |
| Lee Suet Fern | 105,000 | – | (35,000) | 70,000 |
| **Other executives** | | | | |
| Group | 149,771,742 | (68,365,208) | (72,411,204) | 8,995,330 |
| Associated company | 748,600 | (212,100) | (533,500) | 3,000 |
| Parent Group[3] | 378,500 | (88,000) | (265,500) | 25,000 |
| **Former directors of the Company** | 8,831,578 | (2,148,328) | (6,683,250) | – |
| **Total** | **165,448,472** | **(71,656,395)** | **(83,258,497)** | **10,533,580** |

1. Options lapsed due to replacement of 1999 options and expiry of earlier options.
2. Options not accepted due to civil service regulations.
3. Parent Group refers to former employees of Singapore Technologies Pte Ltd. No options were granted to former employees of Singapore Technologies Pte Ltd since 2005.

Since the commencement of the Share Option Plan, no options have been granted to the controlling shareholders of the Company or their associates. No participant under the Share Option Plan has been granted 5% or more of the total options available. No options have been offered at a discount.

The options granted by the Company do not entitle the holders of the options, by virtue of such holdings, to any right to participate in any share issue of any company.

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**a. Share Option Plan** *(cont'd)*

vi. Share options of a listed subsidiary

At the end of the financial year, details of the options granted under the Share Option Plan on unissued ordinary shares of Sembcorp Marine Ltd are as follows:

**Sembcorp Marine Ltd**
**Ordinary shares**
**2008**

| Date of grant of options | Exercise price per share | Options outstanding at Jan 1, 2008 | Options exercised | Options cancelled / lapsed / not accepted | Options outstanding at Dec 31, 2008 | Number of options holders / (including number of directors) at Dec 31, 2008 | Exercise period |
|---|---|---|---|---|---|---|---|
| 08/09/2000 | S$0.50 | 198,870 | (7,700) | – | 191,170 | 15 / (–) | 08/09/2001 to 07/09/2010 |
| 27/09/2001 | S$0.47 | 259,280 | (80,570) | – | 178,710 | 25 / (–) | 28/09/2002 to 27/09/2011 |
| 07/11/2002 | S$0.64 | 513,650 | (177,250) | (700) | 335,700 | 63 / (–) | 08/11/2003 to 07/11/2012 |
| 08/08/2003 | S$0.71 | 142,800 | (142,800) | – | – | – / (–) | 09/08/2004 to 08/08/2008 |
| 08/08/2003 | S$0.71 | 2,130,490 | (1,106,820) | (8,400) | 1,015,270 | 109 / (–) | 09/08/2004 to 08/08/2013 |
| 10/08/2004 | S$0.74 | 430,500 | (378,000) | – | 52,500 | 1 / (–) | 11/08/2005 to 10/08/2009 |
| 10/08/2004 | S$0.74 | 6,856,205 | (3,154,220) | (115,100) | 3,586,885 | 462 / (–) | 11/08/2005 to 10/08/2014 |
| 11/08/2005 | S$2.11 | 365,750 | (115,500) | – | 250,250 | 4 / (1) | 12/08/2006 to 11/08/2010 |
| 11/08/2005 | S$2.11 | 12,635,335 | (2,609,460) | (322,400) | 9,703,475 | 915 / (–) | 12/08/2006 to 11/08/2015 |
| 02/10/2006 | S$2.38 | 724,500 | (75,250) | – | 649,250 | 7 / (2) | 03/10/2007 to 02/10/2011 |
| 02/10/2006 | S$2.38 | 11,319,490 | (894,585) | (469,071) | 9,955,834 | 1,062 / (–) | 03/10/2007 to 02/10/2016 |
| | | **35,576,870** | **(8,742,155)** | **(915,671)** | **25,919,044** | | |

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**a. Share Option Plan** *(cont'd)*

vi. Share options of a listed subsidiary *(cont'd)*

**Sembcorp Marine Ltd**
**Ordinary shares**
**2007**

| Date of grant of options | Exercise price# per share | Options outstanding at Jan 1, 2007 | Options granted for bonus shares issued during the year | Options exercised | Options cancelled / lapsed / not accepted | Options outstanding at Dec 31, 2007 | Number of options holders / (including number of directors) at Dec 31, 2007 | Exercise period |
|---|---|---|---|---|---|---|---|---|
| 08/09/2000 | S$0.50 | 298,000 | 61,260 | (80,440) | (79,950) | 198,870 | 20 / (–) | 08/09/2001 to 07/09/2010 |
| 27/09/2001 | S$0.47 | 510,200 | 108,680 | (333,850) | (25,750) | 259,280 | 37 / (–) | 28/09/2002 to 27/09/2011 |
| 07/11/2002 | S$0.64 | 140,000 | – | (140,000) | – | – | – / (–) | 08/11/2003 to 07/11/2007 |
| 07/11/2002 | S$0.64 | 3,202,450 | 182,700 | (2,688,750) | (182,750) | 513,650 | 93 / (–) | 08/11/2003 to 07/11/2012 |
| 08/08/2003 | S$0.71 | 367,000 | 40,800 | (265,000) | – | 142,800 | 3 / (–) | 09/08/2004 to 08/08/2008 |
| 08/08/2003 | S$0.71 | 5,311,650 | 721,240 | (3,682,150) | (220,250) | 2,130,490 | 192 / (–) | 09/08/2004 to 08/08/2013 |
| 10/08/2004 | S$0.74 | 510,000 | 129,000 | (187,500) | (21,000) | 430,500 | 4 / (–) | 11/08/2005 to 10/08/2009 |
| 10/08/2004 | S$0.74 | 8,968,200 | 2,085,380 | (3,726,325) | (471,050) | 6,856,205 | 905 / (–) | 11/08/2005 to 10/08/2014 |
| 11/08/2005 | S$2.11 | 505,000 | 130,500 | (185,750) | (84,000) | 365,750 | 5 / (1) | 12/08/2006 to 11/08/2010 |
| 11/08/2005 | S$2.11 | 13,405,650 | 3,803,910 | (3,902,275) | (671,950) | 12,635,335 | 978 / (–) | 12/08/2006 to 11/08/2015 |
| 02/10/2006 | S$2.38 | 560,000 | 224,000 | (59,500) | – | 724,500 | 8 / (2) | 03/10/2007 to 02/10/2011 |
| 02/10/2006 | S$2.38 | 9,224,075 | 3,480,850 | (648,335) | (737,100) | 11,319,490 | 1,144 / (–) | 03/10/2007 to 02/10/2016 |
| | | **43,002,225** | **10,968,320** | **(15,899,875)** | **(2,493,800)** | **35,576,870** | | |

# Adjusted for two bonus shares credited as fully paid for every five existing ordinary shares.

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**b. Performance Share Plan**

Under the Performance Share Plan, the awards granted conditional on performance targets are set based on medium-term corporate objectives at the start of each rolling three-year performance qualifying period. A specific number of performance shares shall be awarded at the end of the three-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset.

The performance levels were calibrated based on Wealth Added and Total Shareholder Return. For each performance measure, three distinct performance levels were set. A minimum of threshold performance must be achieved to trigger an achievement factor, which in turn determines the number of shares to be finally awarded. Performance shares to be delivered will range between 0% to 150% of the conditional performance shares awarded.

Senior management participants are required to hold a minimum percentage of the shares released to them under the Performance Share Plan and Restricted Stock Plan to maintain a beneficial ownership stake in the Group, for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

i. Sembcorp Industries Ltd Performance Shares

The details of performance shares of Sembcorp Industries Ltd awarded during the financial year since commencement of the Performance Share Plan (aggregate) were as follows:

| Performance shares participants | Conditional performance shares awarded during the year | Aggregate original conditional performance shares awarded | Aggregate additional conditional performance shares awarded due to modification | Aggregate conditional performance shares released | Aggregate conditional performance shares lapsed | Aggregate conditional performance shares outstanding |
|---|---|---|---|---|---|---|
| **2008** | | | | | | |
| **Director of the Company:** | | | | | | |
| Tang Kin Fei | 400,000 | 2,240,000 | 73,720 | (931,240) | (359,914) | 1,236,484 |
| **Key executives of the Group** | 550,000 | 5,555,000 | 69,989 | (1,423,859) | (2,878,682) | 1,504,280 |
| | **950,000** | **7,795,000** | **143,709** | **(2,355,099)** | **(3,238,596)** | **2,740,764** |
| **2007** | | | | | | |
| **Director of the Company:** | | | | | | |
| Tang Kin Fei | 400,000 | 1,840,000 | 73,720 | (289,486) | (359,914) | 1,264,320 |
| **Key executives of the Group** | 490,000 | 5,005,000 | 69,989 | (889,064) | (2,867,986) | 1,317,939 |
| | **890,000** | **6,845,000** | **143,709** | **(1,178,550)** | **(3,227,900)** | **2,582,259** |

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**b. Performance Share Plan** *(cont'd)*

i. Sembcorp Industries Ltd Performance Shares *(cont'd)*

With the Committee's approval on the achievement factor for the achievement of the performance targets for the performance period 2005 to 2007, a total of 1,176,549 (2007: 252,850) performance shares were released, of which an additional 395,750 (2007: Nil) performance shares were awarded for the over-achievement of the performance targets. These shares were released via the issuance of treasury shares.

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2008, was 2,740,764 (2007: 2,582,259). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 4,111,146 (2007: 3,873,389) performance shares.

ii. Performance shares of a listed subsidiary

The details of performance shares of Sembcorp Marine Ltd awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

| | 2008 | 2007 |
|---|---|---|
| **Conditional performance shares awarded during the financial year** | **790,000** | **700,000** |
| Aggregate conditional performance shares awarded | 5,215,000 | 4,395,000 |
| Additional performance shares awarded arising from targets met during the financial year | 542,500 | 830,000 |
| Aggregate conditional performance shares released | (2,721,900) | (1,555,400) |
| Aggregate conditional performance shares lapsed | (425,600) | (764,600) |
| **Aggregate conditional performance shares outstanding** | **2,610,000** | **2,905,000** |

No performance shares of Sembcorp Marine Ltd were awarded to the directors of the Company.

The total number of Sembcorp Marine Ltd's performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2008, was 2,610,000 (2007: 2,905,000). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 3,915,000 (2007: 4,357,000) performance shares.

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**c. Restricted Stock Plan**

From 2007, share option grant was ceased and entirely replaced with restricted stock award of an equivalent fair value.

Under the Restricted Stock Plan, the awards granted conditional on performance targets are set based on corporate objectives at the start of each rolling two-year performance qualifying period. The performance criteria are set and performance levels for the restricted stocks are calibrated based on Return on Total Assets and Total Shareholder Return.

For awards granted before 2008, three distinct performance levels are set for each performance measure. A minimum threshold performance must be achieved to trigger an achievement factor, which in turn determines the number of shares to be finally awarded. Based on the criteria, restricted stocks to be delivered will range from 0% to 130% of the conditional restricted stocks awarded.

For awards granted in 2008, four distinct performance levels are set for each performance measure. A minimum threshold performance must be achieved to trigger an achievement factor, which in turn determines the number of shares to be finally awarded. Based on the criteria, restricted stocks to be delivered will range from 0% to 150% of the conditional restricted stocks awarded.

The managerial participants of the Group will be awarded restricted stocks under the Restricted Stock Plan, while the non-managerial participants of the Group will receive their awards in an equivalent cash value. This cash-settled notional restricted stocks award for non-managerial participants is known as the Sembcorp Challenge Bonus.

A specific number of restricted stocks shall be awarded at the end of the two-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset. There is a further vesting period of three years after the performance period, during which one-third of the awarded shares are released each year to managerial participants. Non-managerial participants will receive the equivalent in cash at the end of the two-year performance cycle, with no further vesting conditions.

Senior management participants are required to hold a minimum percentage of the shares released to them under the Restricted Stock Plan and Performance Share Plan to maintain a beneficial ownership stake in the Group, for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

c. **Restricted Stock Plan** *(cont'd)*

i. Sembcorp Industries Ltd Restricted Stocks

The details of restricted stocks of Sembcorp Industries Ltd awarded during the year since commencement of the Restricted Stock Plan (aggregate) were as follows:

| Restricted stocks participants | Conditional restricted stocks awarded during the year | Aggregate original conditional restricted stocks awarded | Aggregate additional conditional restricted stocks awarded due to modification | Aggregate conditional restricted stocks released | Aggregate conditional restricted stocks lapsed | Aggregate conditional restricted stocks outstanding |
|---|---|---|---|---|---|---|
| **2008** | | | | | | |
| **Directors of the Company:** | | | | | | |
| Peter Seah Lim Huat | 23,500 | 47,000 | 484 | – | – | 47,484 |
| Tang Kin Fei | 126,000 | 318,000 | 6,785 | (30,416) | – | 315,426 |
| Goh Geok Ling | 13,700 | 27,400 | 282 | – | – | 27,682 |
| Richard Hale, OBE | 17,000 | 34,000 | 350 | – | – | 34,350 |
| Evert Henkes | 7,000 | 14,000 | 144 | – | – | 14,144 |
| Lee Suet Fern | 13,700 | 27,400 | 282 | – | – | 27,682 |
| **Other executives of the Group** | 1,977,300 | 4,728,100 | 93,425 | (409,185) | (508,255) | 4,162,821 |
| | **2,178,200** | **5,195,900** | **101,752** | **(439,601)** | **(508,255)** | **4,629,589** |
| **2007** | | | | | | |
| **Directors of the Company:** | | | | | | |
| Peter Seah Lim Huat | 23,500 | 23,500 | 484 | – | – | 23,984 |
| Tang Kin Fei | 126,000 | 192,000 | 6,785 | – | – | 198,785 |
| Goh Geok Ling | 13,700 | 13,700 | 282 | – | – | 13,982 |
| Richard Hale, OBE | 17,000 | 17,000 | 350 | – | – | 17,350 |
| Evert Henkes | 7,000 | 7,000 | 144 | – | – | 7,144 |
| Lee Suet Fern | 13,700 | 13,700 | 282 | – | – | 13,982 |
| K Shanmugam | 13,700 | 13,700 | 282 | – | – | 13,982 |
| **Other executives of the Group** | 1,753,300 | 2,737,100 | 93,143 | – | (229,212) | 2,601,031 |
| | **1,967,900** | **3,017,700** | **101,752** | **–** | **(229,212)** | **2,890,240** |

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

c. **Restricted Stock Plan** *(cont'd)*

i. Sembcorp Industries Ltd Restricted Stocks *(cont'd)*

With the Committee's approval on the achievement factor for the achievement of the performance targets for the performance period 2006 to 2007, a total of 439,601 restricted stocks were released. An additional 279,793 restricted stocks were awarded for the over-achievement of the performance targets. These restricted stocks were released via the issuance of treasury shares. There was no release of restricted stocks in the year 2007.

The total number of restricted stocks outstanding, including award(s) achieved but not released, as at end 2008, was 4,629,589 (2007: 2,890,240). Of this, the total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released was 3,900,597 (2007: 2,890,240). Based on the multiplying factor, the actual release of the conditional awards could range from zero to a maximum of 5,491,236 (2007: 3,757,312) restricted stocks.

A total of 600,000 (2007: 546,000) notional restricted stocks of Sembcorp Industries Ltd's shares were awarded on April 7, 2008 for the Sembcorp Challenge Bonus for non-managerial participants for the performance period 2008 to 2009. With the Committee's approval during the year, an additional 11,248 notional restricted stocks for the performance period 2007 to 2008 were added to the outstanding awards as a result of the Special Dividend payment in April 2007, therefore the total outstanding notional restricted stocks for the performance period 2007 to 2008 is 557,248.

The total number of notional restricted stocks in awards for the Sembcorp Challenge Bonus granted conditionally and representing 100% of targets to be achieved, but not released as at end 2008, was 1,157,248 (2007: 546,000). Based on the multiplying factor, the number of notional restricted stocks to be converted into the funding pool could range from zero to a maximum of 1,624,422 (2007: 709,800).

ii. Restricted stocks of a listed subsidiary

The details of restricted stocks of Sembcorp Marine Ltd awarded during the year since commencement of the Restricted Stock Plan (aggregate) were as follows:

| Restricted stocks participants | Conditional restricted stocks awarded during the year | Aggregate original conditional restricted stocks awarded | Aggregate additional conditional restricted stocks awarded due to bonus issue | Aggregate conditional restricted stocks released | Aggregate conditional restricted stocks lapsed | Aggregate conditional restricted stocks outstanding |
|---|---|---|---|---|---|---|
| **2008** | | | | | | |
| **Directors of the Company:** | | | | | | |
| Tang Kin Fei | 12,000 | 25,500 | 5,400 | – | – | 30,900 |
| Goh Geok Ling | 22,000 | 44,000 | 8,800 | – | – | 52,800 |
| **Other participants** | 3,539,000 | 7,534,632 | 1,931,720 | (708,128) | (556,966) | 8,679,151 |
| | **3,573,000** | **7,604,132** | **1,945,920** | **(708,128)** | **(556,966)** | **8,762,851** |
| **2007** | | | | | | |
| **Directors of the Company:** | | | | | | |
| Tang Kin Fei | 13,500 | 13,500 | 5,400 | – | – | 18,900 |
| Goh Geok Ling | 22,000 | 22,000 | 8,800 | – | – | 30,800 |
| **Other participants** | 3,819,690 | 5,042,090 | 1,931,720 | – | (229,825) | 6,743,985 |
| | **3,855,190** | **5,077,590** | **1,945,920** | **–** | **(229,825)** | **6,793,685** |

**SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**c. Restricted Stock Plan** *(cont'd)*

ii. Restricted stocks of a listed subsidiary *(cont'd)*

The total number of Sembcorp Marine Ltd's restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end of 2008, was 8,762,851 (2007: 6,793,685[1]). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 11,391,706 (2007: 8,831,791[2]) restricted stocks. In 2008, an additional 477,893 restricted stocks were awarded for the over-achievement of the performance targets for the performance period 2006 to 2007.

Notes:

1. Includes 1,046,458 notional restricted stocks in awards for the Challenge Bonus.
2. Includes 1,360,396 notional restricted stocks in awards for the Challenge Bonus.

**d. Maximum Number of Shares Issuable**

The maximum number of performance shares and restricted stocks which could be delivered, when aggregated with the number of new shares issued and issuable in respect of all options granted, is within the 15% limit of the share capital of the Company on the day preceding the relevant date of the grant.

**AUDIT COMMITTEE**

The members of the Audit Committee during the year and at the date of this report are:

Richard Hale, OBE (Chairman)
Lee Suet Fern
Yong Ying-I
Bobby Chin Yoke Choong *(Appointed on December 1, 2008)*

The Audit Committee held four meetings during the financial year. In performing its functions, the Audit Committee met with the Company's external and internal auditors to discuss the scope of their work, the results of their examination and their evaluation of the Company's internal accounting control system.

The Audit Committee performed the functions specified in Section 201B of the Singapore Companies Act, Chapter 50, the Listing Manual of the Singapore Exchange, and the Code of Corporate Governance.

The Audit Committee also reviewed the following:

- assistance provided by the Company's officers to the external and internal auditors;
- financial statements of the Group and the Company prior to their submission to the directors of the Company for adoption; and
- interested person transactions (as defined in Chapter 9 of the Listing Manual of the Singapore Exchange).

The Audit Committee has full access to the management and is given the resources required for it to discharge its functions. It has full authority and the discretion to invite any director or executive officer to attend its meetings. The Audit Committee also recommends the appointment of the external auditors and reviews the level of audit and non-audit fees.

**AUDIT COMMITTEE** *(cont'd)*
The Audit Committee is satisfied with the independence and objectivity of the external auditors and has recommended to the Board of Directors that the auditors, KPMG LLP, be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

**AUDITORS**
The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

| **PETER SEAH LIM HUAT** | **TANG KIN FEI** |
|---|---|
| Chairman | Director |

**Singapore**
**February 26, 2009**

# Statement by Directors

Year Ended December 31, 2008

In our opinion:

a. the financial statements set out on pages 110 to 215 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2008, and the results, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

b. at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

On behalf of the Board of Directors

| | |
|---|---|
| **PETER SEAH LIM HUAT**<br>Chairman | **TANG KIN FEI**<br>Director |

**Singapore**
**February 26, 2009**

# Independent Auditors' Report

Year Ended December 31, 2008

**INDEPENDENT AUDITORS' REPORT**
**MEMBERS OF THE COMPANY**
**SEMBCORP INDUSTRIES LTD**

We have audited the financial statements of Sembcorp Industries Ltd (the "Company") and its subsidiaries (the "Group"), which comprise the balance sheets of the Group and of the Company as at December 31, 2008, the income statement, statement of changes in equity and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 110 to 215.

**Management's responsibility for the financial statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes:

a. devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets;

b. selecting and applying appropriate accounting policies; and

c. making accounting estimates that are reasonable in the circumstances.

**Auditors' responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion:

a. the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at December 31, 2008 and the results, changes in equity and cash flows of the Group for the year ended on that date; and

b. the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors, have been properly kept in accordance with the provisions of the Act.

KPMG LLP

**KPMG LLP**
Public Accountants and
Certified Public Accountants

**Singapore**
**February 26, 2009**

# Balance Sheets

Year Ended December 31, 2008

| | Note | Group 2008 S$'000 | Group 2007 S$'000 | Company 2008 S$'000 | Company 2007 S$'000 |
|---|---|---|---|---|---|
| **Equity attributable to shareholders of the Company:** | | | | | |
| Share capital | 3 | **554,037** | 551,274 | **554,037** | 551,274 |
| (Deficit) / Surplus in other reserves | 5 | **(42,381)** | 639,448 | **(12,111)** | 23,699 |
| Accumulated profits | | **2,082,541** | 1,842,096 | **879,454** | 884,427 |
| | | **2,594,197** | 3,032,818 | **1,421,380** | 1,459,400 |
| **Minority interests** | | **670,660** | 797,211 | **–** | – |
| **Total equity** | | **3,264,857** | 3,830,029 | **1,421,380** | 1,459,400 |
| **Non-current assets** | | | | | |
| Property, plant and equipment | 6 | **2,498,577** | 2,601,709 | **485,403** | 3,422 |
| Investment properties | 7 | **25,959** | 31,291 | **–** | – |
| Investments in subsidiaries | 8 | **–** | – | **1,486,570** | 1,479,440 |
| Interests in associates | 9 | **564,388** | 515,487 | **–** | – |
| Interests in joint ventures | 10 | **280,816** | 270,389 | **–** | – |
| Other financial assets | 11 | **146,080** | 708,234 | **–** | – |
| Long-term receivables and prepayments | 12 | **231,401** | 49,572 | **940** | – |
| Intangible assets | 16 | **114,771** | 109,510 | **19,036** | 90 |
| Deferred tax assets | 17 | **35,217** | 37,823 | **–** | – |
| | | **3,897,209** | 4,324,015 | **1,991,949** | 1,482,952 |
| **Current assets** | | | | | |
| Inventories and work-in-progress | 18 | **949,846** | 1,657,047 | **9,353** | – |
| Trade and other receivables | 19 | **1,219,101** | 1,404,696 | **217,379** | 198,310 |
| Assets held for sale | 21 | **–** | 26,682 | **–** | – |
| Cash and cash equivalents | 22 | **2,400,954** | 1,296,892 | **45,541** | 189,470 |
| | | **4,569,901** | 4,385,317 | **272,273** | 387,780 |
| **Current liabilities** | | | | | |
| Trade and other payables | 23 | **2,621,434** | 2,242,427 | **316,534** | 249,183 |
| Excess of progress billings over work-in-progress | 18 | **975,033** | 568,741 | **–** | – |
| Provisions | 27 | **63,753** | 31,798 | **12,675** | 11,454 |
| Current tax payable | | **249,882** | 169,105 | **–** | – |
| Interest-bearing borrowings | 29 | **285,768** | 510,194 | **–** | 150,000 |
| | | **4,195,870** | 3,522,265 | **329,209** | 410,637 |
| **Net current assets / (liabilities)** | | 374,031 | 863,052 | (56,936) | (22,857) |
| | | **4,271,240** | 5,187,067 | **1,935,013** | 1,460,095 |
| **Non-current liabilities** | | | | | |
| Deferred tax liabilities | 17 | **271,960** | 385,567 | **50,671** | 195 |
| Provisions | 27 | **10,254** | 10,034 | **500** | 500 |
| Retirement benefit obligations | 28 | **13,552** | 24,109 | **–** | – |
| Interest-bearing borrowings | 29 | **522,550** | 823,486 | **–** | – |
| Other long-term liabilities | 30 | **188,067** | 113,842 | **462,462** | – |
| | | **1,006,383** | 1,357,038 | **513,633** | 695 |
| | | **3,264,857** | 3,830,029 | **1,421,380** | 1,459,400 |

The accompanying notes form an integral part of these financial statements.

# Consolidated Income Statement

Year Ended December 31, 2008

| | | Group | |
|---|---|---|---|
| | | **2008** | **2007** |
| | **Note** | **S$'000** | **S$'000** |
| **Turnover** | 31 | **9,928,413** | 8,618,778 |
| Cost of sales | | **(8,896,422)** | (7,802,101) |
| **Gross profit** | | **1,031,991** | 816,677 |
| Non-operating income (net) | | **12,864** | 117,237 |
| General and administrative expenses | | **(264,599)** | (246,079) |
| Finance costs | 32 | **(44,407)** | (53,925) |
| Share of results (net of tax) of: | | | |
| – Associates | | **80,872** | 96,853 |
| – Joint ventures | | **45,224** | 56,343 |
| **Profit before income tax** | | **861,945** | 787,106 |
| Income tax expense | 33 | **(130,951)** | (135,764) |
| **Profit for the year** | 34 | **730,994** | 651,342 |
| | | | |
| **Attributable to:** | | | |
| Shareholders of the Company | | **507,061** | 526,217 |
| Minority interests | | **223,933** | 125,125 |
| **Profit for the year** | | **730,994** | 651,342 |
| | | | |
| **Earnings per share (cents):** | 35 | | |
| Basic | | **28.50** | 29.57 |
| Diluted | | **28.27** | 29.25 |

The accompanying notes form an integral part of these financial statements.

# Consolidated Statement of Changes in Equity

Year Ended December 31, 2008

| | Share capital S$'000 | Reserve for own shares S$'000 |
|---|---|---|
| **Group** | | |
| At January 1, 2008 | 551,274 | – |
| Translation adjustments | – | – |
| Net fair value changes of available-for-sale financial assets, net of tax | – | – |
| Net fair value changes of available-for-sale financial assets transferred to the income statement, net of tax | – | – |
| Net fair value changes of cash flow hedges transferred to the income statement | – | – |
| Net fair value changes of cash flow hedges, net of tax | – | – |
| Share of reserves of associates and joint venture companies | – | – |
| Realisation of reserve upon disposal of investments and changes in group structure | – | – |
| Net (loss) / gain recognised directly in equity | – | – |
| Profit for the year | – | – |
| Total (loss) / gain recognised for the year | – | – |
| Issue of shares under Share Option Plan | 2,763 | – |
| Issue of shares to minority shareholders of subsidiaries | – | – |
| Share-based payments | – | – |
| Purchase of treasury shares | – | (50,825) |
| Issue of treasury shares under Share Option Plan | – | 9,285 |
| Issue of treasury shares under Performance Share Plan | – | 4,958 |
| Issue of treasury shares under Restricted Stock Plan | – | 1,851 |
| Treasury shares transferred to employees | – | – |
| Treasury shares held by subsidiary | – | – |
| Final one-tier tax exempt dividend paid of 15.0 cents per share in respect of year 2007 | – | – |
| Dividend paid to minority shareholders of subsidiaries | – | – |
| **At December 31, 2008** | 554,037 | (34,731) |

An analysis of the movements in each category within "Other reserves" is presented in Note 5(c).

The accompanying notes form an integral part of these financial statements.

| ributable to shareholders of the Company | | | | | |
|---|---|---|---|---|---|
| | Currency | | | | |
| Other | translation | Accumulated | | Minority | Total |
| reserves | reserve | profits | Total | interests | equity |
| S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| | | | | | |
| | | | | | |
| 676,831 | (37,383) | 1,842,096 | 3,032,818 | 797,211 | 3,830,029 |
| – | (90,442) | – | (90,442) | 6,003 | (84,439) |
| (278,803) | – | – | (278,803) | (174,162) | (452,965) |
| | | | | | |
| (725) | – | – | (725) | – | (725) |
| (1,296) | – | – | (1,296) | – | (1,296) |
| (148,431) | – | – | (148,431) | (28,062) | (176,493) |
| (89,022) | 7,461 | – | (81,561) | 4,976 | (76,585) |
| 381 | (1,286) | 274 | (631) | (12,702) | (13,333) |
| (517,896) | (84,267) | 274 | (601,889) | (203,947) | (805,836) |
| – | – | 507,061 | 507,061 | 223,933 | 730,994 |
| (517,896) | (84,267) | 507,335 | (94,828) | 19,986 | (74,842) |
| – | – | – | 2,763 | – | 2,763 |
| – | – | – | – | 10,778 | 10,778 |
| 18,134 | – | – | 18,134 | 5,003 | 23,137 |
| – | – | – | (50,825) | – | (50,825) |
| – | – | – | 9,285 | – | 9,285 |
| – | – | – | 4,958 | – | 4,958 |
| – | – | – | 1,851 | – | 1,851 |
| (28,690) | – | – | (28,690) | (10,874) | (39,564) |
| (34,379) | – | – | (34,379) | (21,476) | (55,855) |
| – | – | (266,890) | (266,890) | – | (266,890) |
| – | – | – | – | (129,968) | (129,968) |
| 114,000 | (121,650) | 2,082,541 | 2,594,197 | 670,660 | 3,264,857 |

# Consolidated Statement of Changes in Equity

Year Ended December 31, 2008

| | Share capital S$'000 | Other reserves S$'000 |
|---|---|---|
| **Group** | | |
| At January 1, 2007 | 525,414 | 488,658 |
| Effect of adopting INT FRS 112 | – | – |
| At January 1, 2007, restated | 525,414 | 488,658 |
| Translation adjustments | – | – |
| Net fair value changes of available-for-sale financial assets, net of tax | – | 265,686 |
| Net fair value changes of available-for-sale financial assets transferred to the income statement, net of tax | – | (90,652) |
| Net fair value changes of cash flow hedges, net of tax | – | 19,554 |
| Share of reserves of associates and joint venture companies | – | (18,648) |
| Realisation of reserve upon disposal of investments and changes in group structure | – | (6,492) |
| Net gain / (loss) recognised directly in equity | – | 169,448 |
| Profit for the year | – | – |
| Total gain / (loss) recognised for the year | – | 169,448 |
| Issue of shares under Share Option Plan | 25,860 | – |
| Issue of shares to minority shareholders of subsidiaries | – | – |
| Share-based payments | – | 18,725 |
| Final dividend paid of 4.9 cents per share less tax at 18% in respect of year 2006 | – | – |
| Final one-tier tax exempt dividend paid of 8.0 cents per share in respect of year 2006 | – | – |
| Special final one-tier tax exempt dividend paid of 16.0 cents per share in respect of year 2006 | – | – |
| Dividend paid to minority shareholders of subsidiaries | – | – |
| **At December 31, 2007** | 551,274 | 676,831 |

An analysis of the movements in each category within "Other reserves" is presented in Note 5(c).

The accompanying notes form an integral part of these financial statements.

| ributable to shareholders of the Company | | | | |
|---|---|---|---|---|
| Currency translation reserve S$'000 | Accumulated profits S$'000 | Total S$'000 | Minority interests S$'000 | Total equity S$'000 |
| | | | | |
| (13,920) | 1,811,447 | 2,811,599 | 648,186 | 3,459,785 |
| (66) | 1,643 | 1,577 | – | 1,577 |
| (13,986) | 1,813,090 | 2,813,176 | 648,186 | 3,461,362 |
| **(23,060)** | **–** | **(23,060)** | **(5,857)** | **(28,917)** |
| **–** | **–** | **265,686** | **166,297** | **431,983** |
| | | | | |
| **–** | **–** | **(90,652)** | **(56,761)** | **(147,413)** |
| **–** | **–** | **19,554** | **45** | **19,599** |
| **(113)** | **–** | **(18,761)** | **(16)** | **(18,777)** |
| **(224)** | **805** | **(5,911)** | **(4,595)** | **(10,506)** |
| (23,397) | 805 | 146,856 | 99,113 | 245,969 |
| – | 526,217 | 526,217 | 125,125 | 651,342 |
| (23,397) | 527,022 | 673,073 | 224,238 | 897,311 |
| – | – | 25,860 | – | 25,860 |
| – | – | – | 26,772 | 26,772 |
| – | – | 18,725 | 6,226 | 24,951 |
| – | (71,419) | (71,419) | – | (71,419) |
| – | (142,199) | (142,199) | – | (142,199) |
| – | (284,398) | (284,398) | – | (284,398) |
| – | – | – | (108,211) | (108,211) |
| (37,383) | 1,842,096 | 3,032,818 | 797,211 | 3,830,029 |

# Consolidated Cash Flow Statement

Year Ended December 31, 2008

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| **Cash Flows from Operating Activities** | | |
| Profit for the year | 730,994 | 651,342 |
| Adjustments for: | | |
| Dividend and interest income | (45,543) | (53,694) |
| Finance costs | 44,407 | 53,925 |
| Depreciation and amortisation | 195,069 | 182,859 |
| Share of results of associates and joint ventures | (126,096) | (157,701) |
| Gain on disposal of property, plant and equipment and investment properties | (18,393) | (9,913) |
| Loss on disposal of other financial assets (net) | 38,697 | 19,910 |
| Allowance made / (written back) for doubtful debts and bad debts written off (net) | 1,528 | (6,491) |
| Change in fair value of derivative instruments (net) | 36,668 | (922) |
| Share-based expenses | 31,253 | 26,237 |
| Allowance made for impairment in value of assets and assets written off (net) | 10,883 | 7,628 |
| Income tax expense (Note 33) | 130,951 | 135,764 |
| Operating profit before working capital changes | 1,030,418 | 848,944 |
| | | |
| Changes in working capital: | | |
| Inventories and work-in-progress | 1,114,381 | (361,848) |
| Receivables | 6,803 | (115,102) |
| Payables | 199,102 | 550,781 |
| | 2,350,704 | 922,775 |
| Net payment to banks for Unauthorised Transactions | (43,749) | (260,589) |
| Income taxes paid | (45,546) | (48,155) |
| Net cash inflow from operating activities | 2,261,409 | 614,031 |

The accompanying notes form an integral part of these financial statements.

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| **Cash Flows from Investing Activities** | | |
| Dividends and interest received | **120,720** | 98,234 |
| Cash flows on divestment of subsidiaries, net of cash | **2,124** | 98,385 |
| Proceeds from divestment of associates and joint ventures | **1,818** | 69,332 |
| Proceeds from divestment of investments | **8,892** | 273,895 |
| Proceeds from sale of property, plant and equipment | **93,279** | 47,605 |
| Proceeds from sale of investment properties | **317** | 6,959 |
| Proceeds from sale of asset held for sale | **26,682** | 11,000 |
| Additional interest in subsidiaries | **–** | (3,457) |
| Acquisition of / additional investments in associates and joint ventures | **(1,495)** | (4,260) |
| Acquisition of subsidiaries, net of cash acquired | **–** | 160 |
| Acquisition of other long-term investments | **–** | (46,187) |
| Purchase of property, plant and equipment | **(361,705)** | (456,891) |
| Payment for intangible assets | **(6,438)** | (55) |
| Net cash (outflow) / inflow from investing activities | **(115,806)** | 94,720 |
| **Cash Flows from Financing Activities** | | |
| Proceeds from share issue | **2,763** | 25,860 |
| Proceeds from share issue to minority shareholders of subsidiaries | **10,778** | 26,772 |
| Proceeds from ESOS exercised with issue of treasury shares | **3,948** | – |
| Proceeds from ESOS exercised with issue of treasury shares to minority shareholders of subsidiaries | **10,915** | – |
| Purchase of treasury shares | **(50,825)** | – |
| Purchase of treasury shares by subsidiary | **(93,745)** | – |
| Proceeds from borrowings | **620,126** | 536,735 |
| Repayment of borrowings | **(1,059,198)** | (505,466) |
| Net increase / (decrease) in other long-term liabilities | **220** | (5,220) |
| Dividends paid to shareholders of the Company | **(266,890)** | (498,016) |
| Dividends paid to minority shareholders of subsidiaries | **(129,968)** | (108,211) |
| Interest paid | **(45,335)** | (53,482) |
| Net cash outflow from financing activities | **(997,211)** | (581,028) |
| **Net increase in cash and cash equivalents** | **1,148,392** | 127,723 |
| **Cash and cash equivalents at beginning of the year** | **1,296,003** | 1,172,975 |
| Effect of exchange rate changes on balances held in foreign currency | **(43,441)** | (4,695) |
| **Cash and cash equivalents at end of the year (Note 22)** | **2,400,954** | 1,296,003 |

The accompanying notes form an integral part of these financial statements.

Attributable net assets of subsidiaries divested and acquired during the year are as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| **Disposals** | | |
| Non-current assets | **22,067** | 104,928 |
| Net current (liabilities) / assets | **(9,650)** | 3,791 |
| Non-current liabilities | **(2,044)** | (5,761) |
| Minority interests | **(8,257)** | (1,824) |
| | **2,116** | 101,134 |
| (Loss) / profit on disposal | **(597)** | 5,284 |
| Realisation of currency translation reserve | **824** | (1,113) |
| Total consideration received | **2,343** | 105,305 |
| Net cash at bank of subsidiaries disposed of | **(219)** | (6,920) |
| Cash inflow on divestment | **2,124** | 98,385 |
| **Acquisitions** | | |
| Non-current assets | **–** | 17 |
| Net current assets | **–** | 484 |
| Minority interests | **–** | (150) |
| Total consideration payable | **–** | 351 |
| Net cash at bank of subsidiaries acquired | **–** | (511) |
| Cash inflow on acquisitions | **–** | (160) |

The accompanying notes form an integral part of these financial statements.

# Notes to the Financial Statements

Year Ended December 31, 2008

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on February 26, 2009.

## 1. DOMICILE AND ACTIVITIES

Sembcorp Industries Ltd (the "Company") is a company incorporated in the Republic of Singapore and has its registered office at 30 Hill Street #05-04, Singapore 179360.

Prior to January 2008, the principal activities of the Company were those of an investment holding company, as well as the corporate headquarters, which gives strategic direction and provides management services to its subsidiaries.

In January 2008, the Company entered into an internal restructuring with its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd, for the acquisition of the entire assets, liabilities and businesses of Sembcorp Utilities & Terminals ("SUT") and Propylene Purification Unit ("PPU") divisions, including their current employees.

Following the above acquisition, the principal activities of the Company includes:

a. investment holding, as well as the corporate headquarters, which gives strategic direction and provides management services to its subsidiaries; and

b. production and supply of utilities services, terminalling and storage of petroleum products and chemicals.

The principal activities of key subsidiaries are as follows:

i. **Utilities**
This business focuses on the provision of centralised utilities, energy and water. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, the United Kingdom, China, Vietnam and the United Arab Emirates.

ii. **Marine**
This business focuses principally on repair, building and conversion of ships and rigs, and offshore engineering.

iii. **Environment**
The business provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

iv. **Industrial Parks**
The business focuses principally on developing, marketing and managing industrial parks and townships in Asia.

The consolidated financial statements relate to the Company and its subsidiaries (referred to as the "Group") and the Group's interests in associates and joint ventures.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**a. Basis of Preparation**

The financial statements are prepared in accordance with Singapore Financial Reporting Standards ("FRS").

The financial statements are presented in Singapore dollars and rounded to the nearest thousand ("S$'000"), unless otherwise indicated. They are prepared on the historical cost basis except where otherwise described in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are discussed in Note 43.

With effect from January 1, 2008, the Group adopted the following new or amended FRS and Interpretations to FRS ("INT FRS") which are relevant to the Group's operations:

| | |
|---|---|
| INT FRS 111 | FRS 102 – Group and Treasury Share Transactions |
| INT FRS 114 | FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction |

The adoption of the above INT FRS did not result in substantial changes to the Group's accounting policies. The accounting policies set out below have been applied consistently by the Group. The accounting policies used by the Group have been applied consistently to all periods presented in these financial statements.

**b. Consolidation**

*i. Subsidiaries*

Subsidiaries are those companies that are controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another company.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All business combinations are accounted for using the purchase method with effect from January 1, 2004 upon the adoption of FRS 103. Prior to January 1, 2004, business combinations were accounted for either by the purchase method, or if they were between entities under common control, by the historical cost method similar to the pooling-of-interest method.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### b. Consolidation *(cont'd)*

#### i. *Subsidiaries (cont'd)*

Under the purchase method, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the income statement in the period of the acquisition.

Business combinations that involve entities under common control are excluded from the scope of FRS 103. Such combinations are accounted at historical cost in a manner similar to the pooling-of-interests method, in the preparation of the consolidated financial statements. Under this method of accounting, the difference between the value of the share capital issued and the value of shares received is taken to the merger reserve.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

#### ii. *Associates*

Associates are companies in which the Group has significant influence, but not control, over the financial and operating policies.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has significant influence over another company.

In the Group's financial statements, they are accounted for using the equity method of accounting from the day that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate (including any other unsecured receivables, that in substance, form part of the Group's net investment in the associate), recognition of further losses is discontinued unless the Group has incurred obligations or made payments on its behalf to satisfy obligations of the associate that the Group has guaranteed or otherwise committed on behalf of.

The excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the income statement in the period of the acquisition. Where the audited financial statements are not available, the share of results is arrived at from unaudited management financial statements made up mainly to the end of the accounting year to December 31.

#### iii. *Joint Ventures*

Joint ventures are those enterprises whose activities the Group has joint control over, established by contractual agreement.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group has joint control over the enterprise.

For incorporated joint ventures, the Group accounts for the joint ventures in the same manner as associates, from the date joint control commences until the day that the joint control ceases.

For unincorporated joint ventures, the proportionate share in the unincorporated joint ventures' individual income, expenses, assets and liabilities are included in financial statements of the Group with items of a similar nature on a line-by-line basis.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(cont'd)*

**b. Consolidation** *(cont'd)*

*iii. Joint Ventures (cont'd)*

The excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is credited to the income statement in the period of the acquisition. Where the audited financial statements are not available, the share of results is arrived at from unaudited management financial statements made up mainly to the end of the accounting year to December 31.

*iv. Associates and Joint Ventures in the Company's Financial Statements*

Investments in associates and joint ventures are stated in the Company's balance sheet at cost less impairment losses.

The results of the associates and joint ventures are included in the Company's income statement to the extent of dividends received and receivable, provided the Company's right to receive the dividend is established before the balance sheet date.

*v. Transactions Eliminated on Consolidation*

All significant intra-group transactions, balances and unrealised gains or losses are eliminated on consolidation. Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the enterprise. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

*vi. Accounting Policies of Subsidiaries, Associates and Joint Ventures*

Where necessary, accounting policies for subsidiaries and material associates and joint ventures have been adjusted on consolidation to be consistent with the policies adopted by the Group.

**c. Foreign Currencies**

*i. Functional and Presentation Currency*

Items included in the financial statements of each company in the Group are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The consolidated financial statements are presented in Singapore dollars, which is the Company's functional and presentation currency.

*ii. Foreign Currency Transactions and Balances*

Transactions in foreign currencies are translated into the functional currency at foreign exchange rates ruling at the dates of the transactions. At each balance sheet date:

- Foreign currency monetary items are translated into the functional currency using foreign exchange rates ruling at that date.
- Non-monetary assets and liabilities measured at historical cost in foreign currencies are translated into the functional currency using foreign exchange rates at the dates of the transactions.
- Non-monetary assets and liabilities measured at fair value in foreign currencies are translated into the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

Foreign exchange differences arising from the settlement or from translation of monetary items are recognised in the income statement.

Foreign exchange differences arising from non-monetary items are recognised directly in equity when non-monetary items' gains or losses are recognised directly in equity. Conversely, when non-monetary items' gains or losses are recognised directly in the income statement, foreign exchange differences arising from these items are recognised directly in the income statement.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### c. Foreign Currencies *(cont'd)*

*iii. Foreign Operations*

The results and financial positions of foreign operations (none of which have the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities are translated at foreign exchange rates ruling at the date of the balance sheet.
- Revenues and expenses are translated at average foreign exchange rates.
- All resulting foreign exchange differences are taken to the currency translation reserve.

Goodwill (except those relating to acquisitions of foreign operations prior to January 1, 2004) and fair value adjustments arising from the acquisition of foreign operations are translated to the presentation currency for consolidation at the rates of exchange ruling at the balance sheet date. Goodwill arising from the acquisition of foreign operations prior to January 1, 2004 are translated at foreign exchange rates ruling at the dates of the transactions.

On disposal, accumulated currency translation differences are recognised in the consolidated income statement as part of the gain or loss on disposal.

*iv. Net Investment in a Foreign Operation*

Exchange differences arising from monetary items that in substance form part of the Company's net investment in a foreign operation are recognised in the Company's income statement. Such exchange differences are reclassified to the currency translation reserve in the consolidated financial statements and are released to the consolidated income statement upon disposal of the investment as part of the gain or loss on disposal.

### d. Property, Plant and Equipment

*i. Owned Assets*

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

*ii. Revaluation Surplus*

Any increase in revaluation is credited to the revaluation reserve unless it offsets a previous decrease in value recognised in the income statement. A decrease in value is recognised in the income statement where it exceeds the increase previously recognised in the revaluation surplus of the same asset.

*iii. Subsequent Expenditure*

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Certain items of property, plant and equipment are subject to overhauls at regular intervals. The inherent components of the initial overhaul are determined based on the estimated costs of the next overhaul and are separately depreciated in order to reflect the estimated intervals between two overhauls. The costs of the overhauls subsequently incurred are capitalised as additions and the carrying amounts of the replaced components are written off to the income statement.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(cont'd)*

**d. Property, Plant and Equipment** *(cont'd)*

*iv. Disposals*

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal.

For property, plant and equipment carried at revalued amounts, any related revaluation surplus is transferred from the revaluation reserve to accumulated profits and is not taken into account in arriving at the gain or loss on disposal.

*v. Finance Lease Assets*

Finance leases are those leasing agreements that give rights approximating to ownership. Property, plant and equipment acquired by way of such leases is capitalised at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Finance charges are charged directly to the income statement.

Capitalised leased assets are depreciated over the shorter of the economic useful life of the asset and the lease term.

*vi. Provision for Restoration Costs*

A provision is recognised for the costs expected to be incurred to dismantle, remove and restore the asset upon expiry of the lease agreement. The estimated costs form part of the cost of the property, plant and equipment and are depreciated over the useful life of the asset.

*vii. Depreciation*

Depreciation is calculated using the straight-line method to allocate the cost less its residual value so as to write off items of property, plant and equipment over their estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of an item is depreciated separately. The estimated useful lives are as follows:

| | |
|---|---|
| Leasehold land and wet berthage | Lease period ranging from 20 to 60 years |
| Land improvements | Lease period ranging from 20 to 60 years |
| Buildings | 50 years or lease period ranging from 10 to 50 years, if lower |
| Improvements to premises | 1 to 10 years |
| Quays and dry docks | 15 to 60 years |
| Floating docks | 20 years |
| Plant and machinery | 3 to 40 years |
| Marine vessels | 3 to 25 years |
| Furniture, fittings and office equipment | 1 to 10 years |
| Tools and workshop equipment | 3 to 10 years |
| Motor vehicles | 2 to 10 years |

The assets' useful lives and residual values are reviewed, if not insignificant, annually, and adjusted if appropriate.

No depreciation is provided on freehold land and capital work-in-progress.

Fully depreciated assets are retained in the financial statements until they are no longer in use.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### e. Investment Properties

Investment properties comprise significant portions of office buildings and freehold land that are held for long-term rental yields or for capital appreciation, or both.

Investment properties are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognised in the income statement on a straight-line basis over the estimated useful lives ranging from 20 to 50 years. The assets' depreciation methods, useful lives and residual values are reviewed, if not insignificant, annually, and adjusted if appropriate. No depreciation is provided on the freehold land.

Investment properties are subject to renovations or improvements at regular intervals. The cost of major renovations and improvements is capitalised as additions and the carrying amounts of the replaced components are written off to the income statement. The cost of maintenance, repairs and minor improvements is charged to the income statement when incurred.

On disposal of an investment property, the difference between the estimated net disposal proceeds and the carrying amount of the asset is recognised in the income statement.

### f. Intangible Assets

*i. Goodwill*

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets. Goodwill is stated at cost less accumulated impairment losses. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures is included in investments in associates and joint ventures.

Goodwill arising from the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.

Goodwill is tested for impairment on an annual basis in accordance with Note 2(n).

*ii. Goodwill / Negative Goodwill Previously Written Off Against Reserves*

Goodwill that has previously been taken to reserves is not taken to the income statement when (i) the business is disposed of or discontinued or (ii) the goodwill is impaired. Similarly, negative goodwill that has previously been taken to reserves is not taken to the income statement when the business is disposed of or discontinued.

*iii. Research and Development*

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Amortisation is charged to the income statement on a straight-line basis over the estimated useful life of 10 years.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(cont'd)*

**f. Intangible Assets** *(cont'd)*

*iv. Other Intangible Assets*

Other intangible assets with a finite life are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the income statement as an expense as incurred. Other intangible assets are amortised on a straight-line basis from the date the asset is available for use and over its estimated useful lives ranging from 3 to 10 years.

Intangible assets of indefinite life or not available for use are stated at cost less accumulated impairment losses. Such intangible assets are tested for impairment annually in accordance with Note 2(n).

*v. Subsequent Expenditure*

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

**g. Financial Assets**

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; held to maturity investments; loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments are acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date. The designation of financial assets at fair value through profit or loss is irrevocable.

*i. Financial Assets at Fair Value*

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if the Group manages such assets and makes purchase and sale decisions based on their fair value. Upon initial recognition, attributable transaction costs are recognised in the income statement when incurred. Assets in this category are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

*ii. Held to Maturity Investments*

Where the Group has the positive intent and ability to hold investments to maturity, they are stated at amortised cost using the effective interest method less impairment losses. During the year, the Group did not hold any investments in this category.

*iii. Loans and Receivables*

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date for which they are classified as non-current assets. Loans and receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Receivables with a short duration are not discounted. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2(k)).

*iv. Available-for-Sale Financial Assets*

Other financial assets held by the Group that are either designated in this category or not classified in any other category, are classified as being available-for-sale. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. They are stated at fair value, with any resultant gain or loss being recognised directly in equity. The exceptions are impairment losses and foreign exchange gains and losses on monetary items such as debt securities, which are recognised in the income statement. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity, or part thereof, is recognised in the income statement. Where these investments are interest bearing, interest calculated using the effective interest method is recognised in the income statement.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### g. Financial Assets *(cont'd)*

Financial assets classified as held-for-trading or available-for-sale are recognised by the Group on the date it receives the financial asset, and derecognised on the date it delivers the financial asset. Other financial assets are derecognised when the rights to receive cash flows from the investments have expired or all risks and rewards of ownership have been substantially transferred.

Financial assets are initially recognised at fair value plus transaction costs except for financial assets carried at fair value through profit or loss, which are recognised at fair value.

**Impairment**

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the value of the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the excess of acquisition cost less any impairment loss on that financial asset previously recognised in the income statement, over its current fair value.

The recoverable amount of the Group's investments in held-to-maturity securities is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at initial recognition of these financial assets).

**Reversals of Impairment**

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss once recognised in the income statement in respect of an investment in an equity instrument classified as available-for-sale is not reversed through the income statement. Any subsequent increase in fair value of such assets is recognised directly in equity. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss shall be reversed, with the amount of the reversal recognised in the income statement.

### h. Derivatives

Derivative financial instruments are used to manage exposures to foreign exchange, interest rate and commodity price risks arising from operational, financing and investment activities. Derivative financial instruments are not used for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are remeasured at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged as described in Note 2(i).

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(cont'd)*

**i. Hedging**

*i. Fair Value Hedges*

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability or an unrecognised firm commitment (or an identified portion of such asset, liability or firm commitment), any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss recognised in the income statement.

*ii. Cash Flow Hedges*

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, the associated gains and losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

*iii. Hedge of Monetary Assets and Liabilities*

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

*iv. Hedge of Net Investment in a Foreign Operation*

The gain or loss on a financial instrument used to hedge a net investment in a foreign operation is recognised in the Company's income statement. On consolidation, only the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is reclassified to equity. This amount is recognised in the consolidated income statement on disposal of the foreign operation.

*v. Separable Embedded Derivatives*

Changes in the fair value of separable embedded derivatives are recognised immediately in the income statement.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### j. Inventories

*i. Finished Goods and Components*

Inventories are stated at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of overheads based on normal operating capacity. Costs of inventories also include the transfer from equity, if any, of gains / losses on qualifying cash flow hedges relating to purchases of raw materials.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised.

The amount of any allowance for write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any allowance for write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

*ii. Long-term Contracts*

The accounting policy for recognition of contract revenue is set out in Note 2(v)(ii).

Long-term contracts-in-progress at the balance sheet date are recorded in the balance sheet at cost plus attributable profit less recognised losses, net of progress claims and allowance for foreseeable losses, and are presented in the balance sheet as "Work-in-progress" (as an asset) or "Excess of progress claims over work-in-progress" (as a liability), as applicable. Long-term contract costs include the cost of direct materials, direct labour and costs incurred in connection with the project. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Progress claims not yet paid by the customer are included in the balance sheet under "Trade receivables". Amounts received before progress claims are included in the balance sheet, as a liability, as "Advance payments from customers".

*iii. Properties Held for Sale*

Properties held for sale are stated at the lower of cost and net realisable value.

Cost includes the cost of real estate purchased, construction cost, finance cost and other direct expenditure and related overheads incurred during construction. Net realisable value represents the estimated selling price less the anticipated cost of disposal.

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and if carrying values exceed these recoverable amounts, the assets are written down.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(cont'd)*

**k. Trade Receivables**

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

An allowance for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the allowance is recognised in the income statement.

**l. Deferred Asset Grants**

Asset related grants are credited to a deferred asset grants account and are released to the income statement on the straight-line basis over the estimated useful lives of the relevant assets.

Non-monetary government grants and assets received are valued at nominal amounts.

Income-related grants are credited to the income statement in the period to which they relate.

**m. Cash and Cash Equivalents**

Cash and cash equivalents comprise cash balances and bank deposits. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts which are repayable on demand. Bank overdrafts are shown within interest-bearing borrowings in current liabilities on the balance sheet.

**n. Impairment – Non-Financial Assets**

The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in the income statement unless it reverses a previous revaluation that was credited to equity, in which case it is charged to equity. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and as and when indicators of impairment occur.

*i. Calculation of Recoverable Amount*

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash-generating unit. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

*ii. Reversals of Impairment*

An impairment loss in respect of goodwill is not reversed, even if it relates to an impairment loss recognised in an interim period that would have been reduced or avoided had the impairment assessment been made at a subsequent reporting or balance sheet date. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### n. Impairment – Non-Financial Assets *(cont'd)*

*ii. Reversals of Impairment (cont'd)*

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the assets' carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

### o. Liabilities and Interest-Bearing Liabilities

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Interest-bearing liabilities are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

### p. Deferred Income

When the Group receives advance payments from customers in respect of connection and capacity charges for the supply and delivery of gas and utilities, the Group recognises the deferred income to the income statement on a straight-line basis over the period stipulated in the respective customer contract commencing from the date of supply and delivery of gas and utilities.

When the Group receives a deferred income and a financial asset as consideration for providing construction services in a service concession arrangement, the Group recognises the deferred income as the difference between the fair value of the construction services provided and the fair value of the financial asset received. The fair value of the construction services provided is estimated as the value of construction services at an arm's length transaction between willing parties. The fair value of the financial asset received is estimated as the present value of the minimum guaranteed sum receivable from the grantor of the service concession which is discounted at the imputed rate of interest i.e. the prevailing rate of interest for a similar instrument of the grantor. Subsequent to initial recognition, the deferred income is measured at cost less accumulated amortisation.

### q. Employee Benefits

*i. Defined Contribution Plans*

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

*ii. Defined Benefit Plans*

The Group's net obligation in respect of defined benefit pension plans is calculated separately for each defined benefit plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary on a regular basis using a relevant actuarial method. In the intervening years the calculation is updated based on information received from the actuary.

When the benefits of a plan change, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(cont'd)*

**q. Employee Benefits** *(cont'd)*

*ii. Defined Benefit Plans (cont'd)*

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the income statement, over the expected average remaining working lives of the employees participating in the plan, only to the extent that their cumulative amount exceeds 10% of the greater of the present value of the obligation and of the fair value of plan assets. Unrecognised actuarial gains and losses are reflected in the balance sheet.

For defined benefit plans, the actuarial cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost as well as actuarial gains or losses to the extent that they are recognised. The past service cost for the enhancement of pension benefits is accounted for when such benefit vests or becomes a constructive obligation.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

*iii. Short-Term Employee Benefits*

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related employment service is provided.

The amount expected to be paid are accrued when the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

*iv. Staff Retirement Benefits*

Retirement benefits payable to certain categories of employees upon their retirement are provided for in the financial statements based on their entitlement under the staff retirement benefit plan or, in respect of unionised employees of a subsidiary who joined on or before December 31, 1988, based on an agreement with the union.

The Group's net obligation in respect of retirement benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected future salary increase and is discounted to its present value and the fair value of any related assets is deducted.

*v. Equity and Equity-Related Compensation Benefits*

Share Option Plan

The share option programme allows the Group's employees to acquire shares of the Group companies. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates in employee expense and in a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital when the options are exercised.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### q. Employee Benefits *(cont'd)*

*v. Equity and Equity-Related Compensation Benefits (cont'd)*

Performance Share Plan

The fair value of equity-related compensation is measured using the Monte Carlo simulation method as at the date of the grant. The method involves projecting future outcomes using statistical distributions of key random variables including share prices and volatility of returns.

In estimating the fair value of the compensation cost, market-based performance conditions are taken into account. Therefore, for performance share grants with market-based performance conditions, the compensation cost is charged to the income statement with a corresponding increase in equity on a basis that fairly reflects the manner in which the benefits will accrue to the employee under the plan over the service period to which the performance period relates, irrespective of whether this performance condition is satisfied.

Restricted Stock Plan

Similar to the Performance Share Plan, the fair value of equity related compensation is measured using the Monte Carlo simulation method as at the date of the grant. The method involves projecting future outcomes using statistical distributions of key random variables including share prices and volatility of returns. This model takes into the account the probability of achieving the performance conditions in the future.

The fair value of the compensation cost is measured at grant date and spread over the service period to which the performance criteria relates and the period during which the employees become unconditionally entitled to the shares. The compensation cost is charged to the income statement with a corresponding increase in equity on a basis that fairly reflects the manner in which the benefits will accrue irrespective of whether this performance condition is satisfied.

At the balance sheet date, the Company revises its estimates of the number of performance-based restricted stocks that the employees are expected to receive based on the achievement of non-market performance conditions and the number of shares ultimately given. It recognises the impact of the revision of the original estimates in employee expense and in a corresponding adjustment to equity over the remaining vesting period.

In the Company's separate financial statements, the fair value of options, performance shares and restricted stocks granted to employees of its subsidiaries is recognised as an increase in the cost of the Company's investment in subsidiaries, with a corresponding increase in equity over the vesting period.

*vi. Cash-Related Compensation Benefits*

Sembcorp Challenge Bonus

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the share price of the Company. The Group recognises a provision when contractually obliged to pay or where there is a past practice that has created a constructive obligation to pay.

The compensation cost is measured at the fair value of the liability at each balance sheet date and spread over the service period to which the performance criteria relates and the period during which the employees become unconditionally entitled to the bonus. The liability takes into account the probability of achieving the performance conditions in the future.

Until the liability is settled, the Group will re-measure the fair value of the liability at each balance sheet date and at the date of settlement, with any changes in fair value recognised in the income statement for the period.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### r. Provisions

A provision is recognised in the balance sheet when there is a legal or constructive obligation as a result of a past event, the obligation can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

### s. Income Tax Expense

Income tax expense comprises current and deferred tax. Income tax expense is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and joint ventures to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary differences can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

### t. Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new ordinary shares and share options are deducted against the share capital account.

Where the Company's ordinary shares are repurchased (treasury shares), the consideration paid, excluding any directly attributable incremental costs, is deducted from equity attributable to the Company's equity holders and presented as "reserve for own shares" within equity, until they are cancelled, sold or reissued.

When treasury shares are cancelled, the cost of treasury shares is deducted against the share capital account, if the shares are purchased out of capital of the Company, or against the accumulated profits of the Company, if the shares are purchased out of profits of the Company.

When treasury shares are subsequently sold or reissued pursuant to the Share-based Incentive Plans, the cost of the treasury shares is reversed from the reserve for own shares account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised as a change in equity of the Company. No gain or loss is recognised in the income statement.

Preference shares are classified as equity if it is non-redeemable. Preference shares are classified as a liability if they are redeemable on a specific date or at the option of the shareholders.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### u. Dividend

Dividends on redeemable convertible preference share capital are recognised as a liability on an accrual basis. Other dividends are recognised as a liability in the period in which they are declared.

Dividends on redeemable convertible preference share capital classified as a liability are accounted for as finance costs. Dividends on ordinary shares and redeemable convertible preference share capital classified as equity are accounted for as movements in revenue reserve.

### v. Revenue Recognition

*i. Income on Goods Sold and Services Rendered*

Revenue on goods sold is recognised when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from the provision of consultancy services is recognised using the percentage of completion method. The percentage of completion is measured by reference to the percentage of cost incurred to-date to the estimated total costs for each project. Revenue on other service work is recognised when the work is completed. Revenue excludes goods and services or other sales taxes and is after deduction of any trade discounts. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

*ii. Contract Revenue*

Revenue from repair work, engineering, overhaul, service work and marine and civil construction contracts is recognised based on percentage of completion. The percentage of completion is assessed by reference to surveys of work performed, or by reference to the ratio of costs incurred to-date to the estimated total costs for each contract, with due consideration given to the inclusion of only those costs that reflect work performed.

When the outcome of a long-term contract can be estimated reliably, contract revenue and costs are recognised as income and expense respectively using the percentage of completion method. When the outcome of a long-term contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that can probably be recovered and contract costs are recognised as an expense in the period in which they are incurred.

*iii. Sale of Electricity and Gases*

Revenue from the sale of electricity, utilities and gases is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates. Revenue is recognised when electricity, utilities and gases are delivered at the customers' premises which is taken to be the point of time when the customer has accepted the deliveries and the related risks and rewards of ownership and based on contractual terms stipulated in respective agreements with customers.

*iv. Service Concession Arrangement*

Revenue relating to construction services under a service concession arrangement is recognised based on the stage of completion of the work performed, consistent with the Group's accounting policy on recognising revenue on construction contracts. Operation or service revenue is recognised in the period in which the services are provided by the Group. When the Group provides more than one service in a service concession arrangement, the consideration received is allocated by reference to the relative fair values of the services delivered.

Infrastructure constructed under a service concession arrangement is not recognised as property, plant and equipment of the Group.

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(cont'd)*

**v. Revenue Recognition** *(cont'd)*

*iv. Service Concession Arrangement (cont'd)*

The Group recognises the consideration received or receivable as a financial asset to the extent that it has an unconditional right to receive cash or another financial asset for the construction services. Financial assets are accounted for in accordance with the accounting policy set out in Note 2(g).

The Group recognises the consideration receivable as an intangible asset to the extent that it receives a right to charge users of the public service. Intangible assets are accounted for in accordance with the accounting policy set out in Note 2(f).

*v. Dividend and Interest Income*

Dividend income is recognised in the income statement when the right to receive payment is established.

Interest income is recognised as it accrues, using the effective interest method.

*vi. Rental Income*

Rental income receivable under operating leases is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of total rental income, over the term of the lease.

**w. Leases**

*i. Operating Lease*

*When entities within the Group are lessees of an operating lease*

Where the Group has the use of assets under operating leases, payments made under the leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease payments made.

*When entities within the Group are lessors of an operating lease*

Assets subject to operating leases are included in investment properties and are stated at cost less accumulated depreciation and impairment losses. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

*ii. Finance Lease*

*When entities within the Group are lessors of a finance lease*

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

**x. Finance Costs**

Interest expense and similar charges are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale. The interest component of finance lease payments is recognised in the income statement using the effective interest rate method.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(cont'd)*

### y. Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

### z. Assets (or Disposal Groups) Held For Sale

Non-current assets (or disposal groups) are classified as assets held for sale and measured at the lower of carrying amount and fair value less costs to sell if they are expected to be recovered principally through a sale transaction rather than through continuing use.

Any impairment losses on initial classification and subsequent measurement are recognised in the income statement. Subsequent increases in fair value less costs to sell are recognised in the income statement (not exceeding the accumulated impairment loss that has been previously recognised).

### aa. Financial Guarantee Contracts

Financial guarantee contracts are accounted for as insurance contracts and treated as contingent liabilities until such time as they become probable that the Company will be required to make a payment under the guarantee. A provision is recognised based on the Group's estimate of the ultimate cost of settling all claims incurred but unpaid at the balance sheet date. The provision is assessed by reviewing individual claims and tested for adequacy by comparing the amount recognised and the amount that would be required to settle the guarantee contract.

## 3. SHARE CAPITAL

| | Group and Company | |
|---|---|---|
| | No. of ordinary shares | |
| | 2008 | 2007 |
| Issued and fully paid: | | |
| At the beginning of the year | **1,783,782,546** | 1,770,177,555 |
| Exercise of share options | **1,568,994** | 13,604,991 |
| At the end of the year | **1,785,351,540** | 1,783,782,546 |

a. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company's residual assets.

b. As at December 31, 2008, there were 10,533,580 (2007: 15,510,729) unissued ordinary shares granted under the Company's Share Option Plan.

c. Movements of the share capital account during the year are set out in the Consolidated Statement of Changes in Equity.

**4. SHARE-BASED INCENTIVE PLANS**

The Company's Share Option Plan, Performance Share Plan and Restricted Stock Plan (collectively, the "Share Plans") were approved and adopted by the shareholders at an Extraordinary General Meeting of the Company held on June 5, 2000.

The Executive Resource & Compensation Committee (the "Committee") of the Company has been designated as the Committee responsible for the administration of the Share Plans. The Committee comprises the following members, all of whom are directors:

Peter Seah Lim Huat (Chairman)
Goh Geok Ling

The Share Option Plan and Restricted Stock Plan are the incentive schemes for directors and employees of the Group whereas the Performance Share Plan is aimed primarily at key executives of the Group.

The Share Plans are intended to attract, retain and incentivise participants to higher standards of performance and encourage greater dedication and loyalty by enabling the Company to give recognition to past contributions and services; as well as motivating participants to contribute to the long-term prosperity of the Group.

The Share Option Plan provides the Company with means whereby non-executive directors and employees of the Group, and certain categories of persons who can make significant contributions through their close working relationship with the Group, such as non-executive directors and employees of the Company's associated company, are given an opportunity to participate in the equity of the Company. From 2007 onwards, no share options were granted as share options were entirely replaced with restricted stocks of an equivalent fair value.

The Performance Share Plan and Restricted Stock Plan award fully paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company, and / or to accomplish time-based service conditions. Awards will be released to participants as fully-paid shares, or their equivalent cash value or combinations thereof, free-of-charge provided that the conditions of the awards are achieved and subject to approval by the Committee.

Awards granted under the Performance Share Plan are released at the end of the performance period only when the pre-determined targets have been achieved. Awards granted under the Restricted Stock Plan vest only after satisfactory completion of time-based service conditions, or where the award is performance related, after a further period of service beyond the performance target completion date. No minimum vesting period is prescribed under the Restricted Stock Plan and the length of the vesting period in respect of each award will be determined on a case-by-case basis.

The shares are settled by physical delivery of shares by way of issuance of new shares or existing shares procured by the Company for transfer to the employees or cash in lieu of the shares.

**4. SHARE-BASED INCENTIVE PLANS** *(cont'd)*

Other information regarding Share Plans is as follows:

**a. Share Option Plan**

Under the rules of the Share Option Plan, participants who ceased to be employed by the Group or the associated company by reason of ill health, injury or disability, redundancy, retirement at or after the legal retirement age, retirement before the legal retirement age, death, etc., or any other event approved by the Committee, may be allowed by the Committee to retain their unexercised options. The Committee may determine the number of shares comprised in that option which may be exercised and the period during which such option shall be exercisable, being a period not later than the expiry of the exercise period in respect of that option. Such option may be exercised at any time notwithstanding that the date of exercise of such option falls on a date prior to the first day of the exercise period in respect of such option.

Other information regarding the Share Option Plan is as follows:

i. The exercise price of the options can be set at market price or a discount to the market price not exceeding 20% of the market price in respect of options granted at the time of grant. Market price is the volume-weighted average price for the shares on the Singapore Exchange Limited ("Singapore Exchange") over the three consecutive trading days prior to grant date of that option. For all options granted to date, the exercise prices are set at market price.

ii. After the first 12 months of lock-out period, the Group imposed a further vesting of four years for managers and above for retention purposes.

iii. In 2008, all options were either settled by the issuance of new shares or by issuance of treasury shares.

iv. The options granted expire after five years for non-executive directors and associated company's employees, and 10 years for the employees of the Group.

**4. SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**a. Share Option Plan** *(cont'd)*

At the end of the year, details of the options granted under the Share Option Plan on unissued ordinary shares of the Company are as follows:

**Sembcorp Industries Ltd**
**Ordinary shares**
**2008**

| Date of grant of options | Exercise price per share | Options outstanding at Jan 1, 2008 | Options exercised* | Options cancelled / lapsed / not accepted | Options outstanding at Dec 31, 2008 | Options exercisable at Jan 1, 2008 | Options exercisable at Dec 31, 2008 |
|---|---|---|---|---|---|---|---|
| 26/06/2000 | S$1.63 | 305,953 | (3,030) | (77,600) | 225,323 | 305,953 | 225,323 |
| 24/07/2000 | S$1.90 | 350,948 | (115,750) | (60,023) | 175,175 | 350,948 | 175,175 |
| 24/07/2000 | S$1.76 | 39,064 | – | (4,999) | 34,065 | 39,064 | 34,065 |
| 19/04/2001 | S$1.19 | 230,650 | (6,000) | (55,300) | 169,350 | 230,650 | 169,350 |
| 07/05/2002 | S$1.23 | 294,250 | (7,875) | (64,250) | 222,125 | 294,250 | 222,125 |
| 17/10/2002 | S$0.62 | 150,625 | (12,375) | (42,375) | 95,875 | 150,625 | 95,875 |
| 02/06/2003 | S$0.78 | 36,750 | (23,750) | (13,000) | – | 36,750 | – |
| 02/06/2003 | S$0.78 | 376,350 | (185,375) | (74,875) | 116,100 | 376,350 | 116,100 |
| 18/11/2003 | S$0.93 | 63,000 | (56,250) | (6,750) | – | 63,000 | – |
| 18/11/2003 | S$0.93 | 608,875 | (373,500) | (77,625) | 157,750 | 608,875 | 157,750 |
| 17/05/2004 | S$0.99 | 79,000 | (10,250) | – | 68,750 | 32,750 | 68,750 |
| 17/05/2004 | S$0.99 | 1,181,427 | (469,652) | (100,125) | 611,650 | 464,552 | 611,650 |
| 22/11/2004 | S$1.16 | 107,250 | (19,000) | – | 88,250 | 60,500 | 88,250 |
| 22/11/2004 | S$1.16 | 1,494,400 | (463,875) | (178,625) | 851,900 | 774,525 | 851,900 |
| 01/07/2005 | S$2.37 | 122,500 | (17,500) | – | 105,000 | 26,250 | 65,625 |
| 01/07/2005 | S$2.37 | 2,371,647 | (577,450) | (111,000) | 1,683,197 | 736,897 | 929,572 |
| 21/11/2005 | S$2.36 | 183,750 | (35,000) | – | 148,750 | 70,000 | 100,625 |
| 21/11/2005 | S$2.36 | 2,742,320 | (600,325) | (143,125) | 1,998,870 | 1,057,820 | 1,224,870 |
| 09/06/2006 | S$2.52 | 472,500 | (70,000) | – | 402,500 | 78,750 | 175,000 |
| 09/06/2006 | S$2.52 | 4,299,470 | (729,020) | (191,500) | 3,378,950 | 1,233,095 | 1,481,700 |
| | | **15,510,729** | **(3,775,977)** | **(1,201,172)** | **10,533,580** | **6,991,604** | **6,793,705** |

* In 2008, 1,568,994 options were settled by the issuance of new shares and the rest by issuance of treasury shares.

| Proceeds on options exercised during the year credited to share capital S$'000 | Exercise period |
|---|---|
| – | 27/06/2001 to 26/06/2010 |
| 84 | 20/05/2001 to 19/05/2009 |
| – | 16/09/2001 to 15/09/2009 |
| 4 | 20/04/2002 to 19/04/2011 |
| 10 | 08/05/2003 to 07/05/2012 |
| 5 | 18/10/2003 to 17/10/2012 |
| – | 03/06/2004 to 02/06/2008 |
| 65 | 03/06/2004 to 02/06/2013 |
| 8 | 19/11/2004 to 18/11/2008 |
| 198 | 19/11/2004 to 18/11/2013 |
| 107 | 18/05/2005 to 17/05/2009 |
| – | 18/05/2005 to 17/05/2014 |
| 303 | 23/11/2005 to 22/11/2009 |
| 10 | 23/11/2005 to 22/11/2014 |
| – | 02/07/2006 to 01/07/2010 |
| 589 | 02/07/2006 to 01/07/2015 |
| 21 | 22/11/2006 to 21/11/2010 |
| 966 | 22/11/2006 to 21/11/2015 |
| – | 10/06/2007 to 09/06/2011 |
| 393 | 10/06/2007 to 09/06/2016 |
| **2,763** | |

**4. SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**a. Share Option Plan** *(cont'd)*

**Sembcorp Industries Ltd**
**Ordinary shares**
**2007**

| Date of grant of options | Exercise price* per share | Options outstanding at Jan 1, 2007 | Options exercised | Options cancelled / lapsed / not accepted | Options outstanding at Dec 31, 2007 | Options exercisable at Jan 1, 2007 | Options exercisable at Dec 31, 2007 |
|---|---|---|---|---|---|---|---|
| 26/06/2000 | S$1.63 | 961,908 | (618,255) | (37,700) | 305,953 | 961,908 | 305,953 |
| 24/07/2000 | S$1.90 | 812,939 | (444,325) | (17,666) | 350,948 | 812,939 | 350,948 |
| 24/07/2000 | S$1.76 | 39,066 | (2) | – | 39,064 | 39,066 | 39,064 |
| 19/04/2001 | S$1.19 | 476,175 | (210,025) | (35,500) | 230,650 | 476,175 | 230,650 |
| 07/05/2002 | S$1.23 | 178,000 | (177,500) | (500) | – | 178,000 | – |
| 07/05/2002 | S$1.23 | 572,075 | (252,625) | (25,200) | 294,250 | 572,075 | 294,250 |
| 17/10/2002 | S$0.62 | 188,000 | (187,000) | (1,000) | – | 188,000 | – |
| 17/10/2002 | S$0.62 | 510,000 | (338,000) | (21,375) | 150,625 | 510,000 | 150,625 |
| 02/06/2003 | S$0.78 | 227,250 | (188,500) | (2,000) | 36,750 | 174,125 | 36,750 |
| 02/06/2003 | S$0.78 | 1,041,225 | (637,375) | (27,500) | 376,350 | 370,850 | 376,350 |
| 18/11/2003 | S$0.93 | 245,750 | (180,250) | (2,500) | 63,000 | 192,625 | 63,000 |
| 18/11/2003 | S$0.93 | 1,396,645 | (737,020) | (50,750) | 608,875 | 746,520 | 608,875 |
| 17/05/2004 | S$0.99 | 266,250 | (183,750) | (3,500) | 79,000 | 171,750 | 32,750 |
| 17/05/2004 | S$0.99 | 2,195,150 | (933,723) | (80,000) | 1,181,427 | 664,650 | 464,552 |
| 22/11/2004 | S$1.16 | 268,750 | (156,500) | (5,000) | 107,250 | 174,250 | 60,500 |
| 22/11/2004 | S$1.16 | 2,621,525 | (1,028,625) | (98,500) | 1,494,400 | 1,085,025 | 774,525 |
| 01/07/2005 | S$2.37 | 282,500 | (160,000) | – | 122,500 | 138,125 | 26,250 |
| 01/07/2005 | S$2.37 | 4,761,553 | (2,099,131) | (290,775) | 2,371,647 | 2,152,303 | 736,897 |
| 21/11/2005 | S$2.36 | 317,500 | (133,750) | – | 183,750 | 146,875 | 70,000 |
| 21/11/2005 | S$2.36 | 5,325,820 | (2,249,930) | (333,570) | 2,742,320 | 2,641,945 | 1,057,820 |
| 09/06/2006 | S$2.52 | 525,000 | (52,500) | – | 472,500 | – | 78,750 |
| 09/06/2006 | S$2.52 | 7,450,500 | (2,636,205) | (514,825) | 4,299,470 | 9,000 | 1,233,095 |
| | | **30,663,581** | **(13,604,991)** | **(1,547,861)** | **15,510,729** | **12,406,206** | **6,991,604** |

* The exercise prices for outstanding share options granted prior to April 27, 2007 were adjusted as a result of the Special Dividend payment in 2007.

| Proceeds on options exercised during the year credited to share capital S$'000 | Exercise period |
|---:|---|
| 1,093 | 27/06/2001 to 26/06/2010 |
| 908 | 20/05/2001 to 19/05/2009 |
| – | 16/09/2001 to 15/09/2009 |
| 281 | 20/04/2002 to 19/04/2011 |
| 247 | 08/05/2003 to 07/05/2007 |
| 345 | 08/05/2003 to 07/05/2012 |
| 144 | 18/10/2003 to 17/10/2007 |
| 257 | 18/10/2003 to 17/10/2012 |
| 171 | 03/06/2004 to 02/06/2008 |
| 524 | 03/06/2004 to 02/06/2013 |
| 195 | 19/11/2004 to 18/11/2008 |
| 765 | 19/11/2004 to 18/11/2013 |
| 205 | 18/05/2005 to 17/05/2009 |
| 983 | 18/05/2005 to 17/05/2014 |
| 205 | 23/11/2005 to 22/11/2009 |
| 1,309 | 23/11/2005 to 22/11/2014 |
| 399 | 02/07/2006 to 01/07/2010 |
| 5,166 | 02/07/2006 to 01/07/2015 |
| 336 | 22/11/2006 to 21/11/2010 |
| 5,544 | 22/11/2006 to 21/11/2015 |
| 132 | 10/06/2007 to 09/06/2011 |
| 6,651 | 10/06/2007 to 09/06/2016 |
| **25,860** | |

**4. SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**a. Share Option Plan** *(cont'd)*

At the end of the financial year, details of the options granted under the Share Option Plan on unissued ordinary shares of Sembcorp Marine Ltd are as follows:

**Sembcorp Marine Ltd**
**Ordinary shares**
**2008**

| Date of grant of options | Exercise price per share | Options outstanding at Jan 1, 2008 | Options exercised | Options cancelled / lapsed / not accepted | Options outstanding at Dec 31, 2008 | Options exercisable at Jan 1, 2008 | Options exercisable at Dec 31, 2008 |
|---|---|---|---|---|---|---|---|
| 08/09/2000 | S$0.50 | 198,870 | (7,700) | – | 191,170 | 198,870 | 191,170 |
| 27/09/2001 | S$0.47 | 259,280 | (80,570) | – | 178,710 | 259,280 | 178,710 |
| 07/11/2002 | S$0.64 | 513,650 | (177,250) | (700) | 335,700 | 513,650 | 335,700 |
| 08/08/2003 | S$0.71 | 142,800 | (142,800) | – | – | 142,800 | – |
| 08/08/2003 | $0.71 | 2,130,490 | (1,106,820) | (8,400) | 1,015,270 | 2,130,490 | 1,015,270 |
| 10/08/2004 | S$0.74 | 430,500 | (378,000) | – | 52,500 | 280,000 | 52,500 |
| 10/08/2004 | S$0.74 | 6,856,205 | (3,154,220) | (115,100) | 3,586,885 | 2,412,955 | 3,586,885 |
| 11/08/2005 | S$2.11 | 365,750 | (115,500) | – | 250,250 | 134,750 | 147,000 |
| 11/08/2005 | S$2.11 | 12,635,335 | (2,609,460) | (322,400) | 9,703,475 | 3,582,935 | 5,348,775 |
| 02/10/2006 | S$2.38 | 724,500 | (75,250) | – | 649,250 | 136,500 | 281,750 |
| 02/10/2006 | S$2.38 | 11,319,490 | (894,585) | (469,071) | 9,955,834 | 2,388,059 | 4,318,857 |
| | | **35,576,870** | **(8,742,155)** | **(915,671)** | **25,919,044** | **12,180,289** | **15,456,617** |

**Sembcorp Marine Ltd**
**Ordinary shares**
**2007**

| Date of grant of options | Exercise price# per share | Options outstanding at Jan 1, 2007 | Options granted for bonus shares issued during the year | Options exercised | Options cancelled / lapsed / not accepted | Options outstanding at Dec 31, 2007 | Options exercisable at Jan 1, 2007 |
|---|---|---|---|---|---|---|---|
| 08/09/2000 | S$0.50 | 298,000 | 61,260 | (80,440) | (79,950) | 198,870 | 298,000 |
| 27/09/2001 | S$0.47 | 510,200 | 108,680 | (333,850) | (25,750) | 259,280 | 510,200 |
| 07/11/2002 | S$0.64 | 140,000 | – | (140,000) | – | – | 140,000 |
| 07/11/2002 | S$0.64 | 3,202,450 | 182,700 | (2,688,750) | (182,750) | 513,650 | 3,202,450 |
| 08/08/2003 | S$0.71 | 367,000 | 40,800 | (265,000) | – | 142,800 | 265,750 |
| 08/08/2003 | $0.71 | 5,311,650 | 721,240 | (3,682,150) | (220,250) | 2,130,490 | 2,358,150 |
| 10/08/2004 | S$0.74 | 510,000 | 129,000 | (187,500) | (21,000) | 430,500 | 280,000 |
| 10/08/2004 | S$0.74 | 8,968,200 | 2,085,380 | (3,726,325) | (471,050) | 6,856,205 | 2,357,200 |
| 11/08/2005 | S$2.11 | 505,000 | 130,500 | (185,750) | (84,000) | 365,750 | 257,500 |
| 11/08/2005 | S$2.11 | 13,405,650 | 3,803,910 | (3,902,275) | (671,950) | 12,635,335 | 3,146,150 |
| 02/10/2006 | S$2.38 | 560,000 | 224,000 | (59,500) | – | 724,500 | – |
| 02/10/2006 | S$2.38 | 9,224,075 | 3,480,850 | (648,335) | (737,100) | 11,319,490 | – |
| | | **43,002,225** | **10,968,320** | **(15,899,875)** | **(2,493,800)** | **35,576,870** | **12,815,400** |

# Adjusted for two Bonus Shares credited as fully paid for every five existing ordinary shares.

Except as disclosed above, there were no unissued shares of the Company or its subsidiaries under options granted by the Company or its subsidiaries as at the end of the financial year.

| Exercise period |
|---|
| 08/09/2001 to 07/09/2010 |
| 28/09/2002 to 27/09/2011 |
| 08/11/2003 to 07/11/2012 |
| 09/08/2004 to 08/08/2008 |
| 09/08/2004 to 08/08/2013 |
| 11/08/2005 to 10/08/2009 |
| 11/08/2005 to 10/08/2014 |
| 12/08/2006 to 11/08/2010 |
| 12/08/2006 to 11/08/2015 |
| 03/10/2007 to 02/10/2011 |
| 03/10/2007 to 02/10/2016 |

| Options exercisable at Dec 31, 2007 | Exercise period |
|---|---|
| 198,870 | 08/09/2001 to 07/09/2010 |
| 259,280 | 28/09/2002 to 27/09/2011 |
| – | 08/11/2003 to 07/11/2007 |
| 513,650 | 08/11/2003 to 07/11/2012 |
| 142,800 | 09/08/2004 to 08/08/2008 |
| 2,130,490 | 09/08/2004 to 08/08/2013 |
| 280,000 | 11/08/2005 to 10/08/2009 |
| 2,412,955 | 11/08/2005 to 10/08/2014 |
| 134,750 | 12/08/2006 to 11/08/2010 |
| 3,582,935 | 12/08/2006 to 11/08/2015 |
| 136,500 | 03/10/2007 to 02/10/2011 |
| 2,388,059 | 03/10/2007 to 02/10/2016 |
| **12,180,289** | |

**4. SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**a. Share Option Plan** *(cont'd)*

Sembcorp Industries Ltd's options exercised in 2008 resulted in 1,568,994 (2007: 13,604,991) ordinary shares being issued at a weighted average share price of S$1.76 (2007: S$1.90) per ordinary share. Sembcorp Industries Ltd's options were exercised on a regular basis throughout the year. The weighted average share price during the year was S$3.88 (2007: S$5.42).

Sembcorp Marine Ltd's options exercised in 2008 resulted in 8,742,155 (2007: 15,899,875) ordinary shares being issued at a weighted average share price of S$1.34 (2007: S$1.50) per ordinary share. Sembcorp Marine Ltd's options were exercised on a regular basis throughout the year. The weighted average share price during the year was S$3.33 (2007: S$3.52).

Fair Value of Share Options

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted.

Sembcorp Industries Ltd Share Options

There were no share options granted during 2008.

Sembcorp Marine Ltd Share Options

There were no share options granted during 2008.

**b. Performance Share Plan**

Under the Performance Share Plan, the awards granted conditional on performance targets are set based on medium-term corporate objectives at the start of each rolling three-year performance qualifying period. A specific number of performance shares shall be awarded at the end of the three-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset.

The performance levels were calibrated based on Wealth Added and Total Shareholder Return. For each performance measure, three distinct performance levels were set. A minimum of threshold performance must be achieved to trigger an achievement factor, which in turn determines the number of shares to be finally awarded. Performance shares to be delivered will range between 0% to 150% of the conditional performance shares awarded.

Senior management participants are required to hold a minimum percentage of the shares released to them under the Performance Share Plan and Restricted Stock Plan to maintain a beneficial ownership stake in the Group, for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

**4. SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**b. Performance Share Plan**

i. Sembcorp Industries Ltd Performance Shares

The details of performance shares of Sembcorp Industries Ltd awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

| Performance shares participants | Conditional performance shares awarded during the year | Aggregate original conditional performance shares awarded | Aggregate additional conditional performance shares awarded due to modification | Aggregate conditional performance shares released | Aggregate conditional performance shares lapsed | Aggregate conditional performance shares outstanding |
|---|---|---|---|---|---|---|
| **2008** | | | | | | |
| **Director of the Company:** | | | | | | |
| Tang Kin Fei | 400,000 | 2,240,000 | 73,720 | (931,240) | (359,914) | 1,236,484 |
| **Key executives of the Group** | 550,000 | 5,555,000 | 69,989 | (1,423,859) | (2,878,682) | 1,504,280 |
| | **950,000** | **7,795,000** | **143,709** | **(2,355,099)** | **(3,238,596)** | **2,740,764** |
| **2007** | | | | | | |
| **Director of the Company:** | | | | | | |
| Tang Kin Fei | 400,000 | 1,840,000 | 73,720 | (289,486) | (359,914) | 1,264,320 |
| **Key executives of the Group** | 490,000 | 5,005,000 | 69,989 | (889,064) | (2,867,986) | 1,317,939 |
| | **890,000** | **6,845,000** | **143,709** | **(1,178,550)** | **(3,227,900)** | **2,582,259** |

With the Committee's approval on the achievement factor for the achievement of the performance targets for the performance period 2005 to 2007, a total of 1,176,549 (2007: 252,850) performance shares were released, of which an additional 395,750 (2007: Nil) performance shares were awarded for the over-achievement of the performance targets. These shares were released via the issuance of treasury shares.

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2008, was 2,740,764 (2007: 2,582,259). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 4,111,146 (2007: 3,873,389) performance shares.

**4. SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**b. Performance Share Plan** *(cont'd)*

ii. Performance shares of a listed subsidiary

The details of performance shares of Sembcorp Marine Ltd awarded during the year since commencement of the Performance Share Plan (aggregate) were as follows:

| | 2008 | 2007 |
|---|---|---|
| **Conditional performance shares awarded during the financial year** | **790,000** | **700,000** |
| Aggregate conditional performance shares awarded | 5,215,000 | 4,395,000 |
| Additional performance shares awarded arising from targets met during the year | 542,500 | – |
| Additional performance shares awarded arising from bonus shares issued during the year | – | 830,000 |
| Aggregate conditional performance shares released | (2,721,900) | (1,555,400) |
| Aggregate conditional performance shares lapsed | (425,600) | (764,600) |
| **Aggregate conditional performance shares outstanding** | **2,610,000** | **2,905,000** |

No performance shares of Sembcorp Marine Ltd were awarded to the directors of the Company.

The total number of Sembcorp Marine Ltd's performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end 2008, was 2,610,000 (2007: 2,905,000). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 3,915,000 (2007: 4,357,500) performance shares. During the year, a total of 790,000 (2007: 700,000) Sembcorp Marine Ltd's performance shares were released by the Committee in the form of existing shares transferred to such participants for the performance period 2008 to 2010.

Fair value of performance shares

The fair values of the performance shares are estimated using a Monte Carlo simulation methodology at the grant dates.

The fair values of performance shares granted during the year are as follows:

| | Fair value of Sembcorp Industries Ltd Performance Share granted on April 7, 2008 | Fair value of Sembcorp Industries Ltd Performance Share granted on April 9, 2007 | Fair value of Sembcorp Marine Ltd Performance Share granted on April 7, 2008 | Fair value of Sembcorp Marine Ltd Performance Share granted on June 12, 2007 |
|---|---|---|---|---|
| Fair value at measurement date | S$2.08 | S$5.35 | S$2.65 | S$4.25 |
| **Assumptions under the Monte Carlo model** | | | | |
| Share price | S$4.26 | S$5.50 | S$3.77 | S$4.78 |
| Expected volatility: | | | | |
| Sembcorp Industries Ltd / Sembcorp Marine Ltd | 32.4% | 25.5% | 30.9% | 24.6% |
| Morgan Stanley Capital International ("MSCI") AC Asia Pacific excluding Japan Industrials Index | 21.9% | 12.9% | 21.9% | 13.8% |
| Correlation with MSCI | 60.6% | 40.1% | 61.3% | 30.0% |
| Risk-free interest rate | 1.1% | 2.5% | 1.1% | 2.5% |
| Expected dividend | 4.7% | 3.2% | 5.0% | 4.9% |

## 4. SHARE-BASED INCENTIVE PLANS *(cont'd)*

### b. Performance Share Plan *(cont'd)*

ii. Performance shares of a listed subsidiary *(cont'd)*

Fair value of performance shares *(cont'd)*

The expected volatility is based on the historical volatility over the most recent period that is close to the expected life of the performance shares.

During the year, the Group charged S$5,981,000 (2007: S$4,970,000) to the income statement based on the fair value of the performance shares at the grant date being expensed over the vesting period.

### c. Restricted Stock Plan

From 2007, share option grant was ceased and entirely replaced with restricted stocks award of an equivalent fair value.

Under the Restricted Stock Plan, the awards granted conditional on performance targets are set based on corporate objectives at the start of each rolling two-year performance qualifying period. The performance criteria are set and performance levels for the restricted stocks are calibrated based on Return on Total Assets and Total Shareholder Return.

For awards granted before 2008, three distinct performance levels are set for each performance measure. A minimum threshold performance must be achieved to trigger an achievement factor, which in turn determines the number of shares to be finally awarded. Based on the criteria, restricted stocks to be delivered will range from 0% to 130% of the conditional restricted stocks awarded.

For awards granted in 2008, four distinct performance levels are set for each performance measure. A minimum threshold performance must be achieved to trigger an achievement factor, which in turn determines the number of shares to be finally awarded. Based on the criteria, restricted stocks to be delivered will range from 0% to 150% of the conditional restricted stocks awarded.

The managerial participants of the Group will be awarded restricted stocks under the Restricted Stock Plan, while the non-managerial participants of the Group will receive their awards in an equivalent cash value. This cash-settled notional restricted stocks award for non-managerial participants is known as the Sembcorp Challenge Bonus.

A specific number of restricted stocks shall be awarded at the end of the two-year performance cycle depending on the extent of the achievement of the performance conditions established at the onset. There is a further vesting period of three years after the performance period, during which one-third of the awarded shares are released each year to managerial participants. Non-managerial participants will receive the equivalent in cash at the end of the two-year performance cycle, with no further vesting conditions.

Senior management participants are required to hold a minimum percentage of the shares released to them under the Restricted Stock Plan and Performance Share Plan to maintain a beneficial ownership stake in the Group, for the duration of their employment or tenure with the Group. A maximum cap is set based on a multiple of the individual participant's Annual Base Salary. Any excess can be sold off, but in the event of a shortfall, they have a two calendar year period to meet the minimum percentage requirement.

**4. SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**c. Restricted Stock Plan** *(cont'd)*

i. Sembcorp Industries Ltd Restricted Stocks

The details of restricted stocks of Sembcorp Industries Ltd awarded during the year since commencement of the Restricted Stock Plan (aggregate) were as follows:

| Restricted stocks participants | Conditional restricted stocks awarded during the year | Aggregate original conditional restricted stocks awarded | Aggregate additional conditional restricted stocks awarded due to modification | Aggregate conditional restricted stocks released | Aggregate conditional restricted stocks lapsed | Aggregate conditional restricted stocks outstanding |
|---|---|---|---|---|---|---|
| **2008** | | | | | | |
| **Directors of the Company:** | | | | | | |
| Peter Seah Lim Huat | 23,500 | 47,000 | 484 | – | – | 47,484 |
| Tang Kin Fei | 126,000 | 318,000 | 6,785 | (30,416) | – | 315,426 |
| Goh Geok Ling | 13,700 | 27,400 | 282 | – | – | 27,682 |
| Richard Hale, OBE | 17,000 | 34,000 | 350 | – | – | 34,350 |
| Evert Henkes | 7,000 | 14,000 | 144 | – | – | 14,144 |
| Lee Suet Fern | 13,700 | 27,400 | 282 | – | – | 27,682 |
| **Other executives of the Group** | 1,977,300 | 4,728,100 | 93,425 | (409,185) | (508,255) | 4,162,821 |
| | **2,178,200** | **5,195,900** | **101,752** | **(439,601)** | **(508,255)** | **4,629,589** |
| **2007** | | | | | | |
| **Directors of the Company:** | | | | | | |
| Peter Seah Lim Huat | 23,500 | 23,500 | 484 | – | – | 23,984 |
| Tang Kin Fei | 126,000 | 192,000 | 6,785 | – | – | 198,785 |
| Goh Geok Ling | 13,700 | 13,700 | 282 | – | – | 13,982 |
| Richard Hale, OBE | 17,000 | 17,000 | 350 | – | – | 17,350 |
| Evert Henkes | 7,000 | 7,000 | 144 | – | – | 7,144 |
| Lee Suet Fern | 13,700 | 13,700 | 282 | – | – | 13,982 |
| K Shanmugam | 13,700 | 13,700 | 282 | – | – | 13,982 |
| **Other executives of the Group** | 1,753,300 | 2,737,100 | 93,143 | – | (229,212) | 2,601,031 |
| | **1,967,900** | **3,017,700** | **101,752** | **–** | **(229,212)** | **2,890,240** |

With the Committee's approval on the achievement factor for the achievement of the performance targets for the performance period 2006 to 2007, a total of 439,601 restricted stocks were released. An additional 279,793 restricted stocks were awarded for the over-achievement of the performance targets. These restricted stocks were released via the issuance of treasury shares. There was no release of restricted stocks in the year 2007.

The total number of restricted stocks outstanding, including award(s) achieved but not released, as at end 2008, was 4,629,589 (2007: 2,890,240). Of this, the total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released was 3,900,597 (2007: 2,890,240). Based on the multiplying factor, the actual release of the conditional awards could range from zero to a maximum of 5,491,236 (2007: 3,757,312) restricted stocks.

4. **SHARE-BASED INCENTIVE PLANS** *(cont'd)*

c. **Restricted Stock Plan** *(cont'd)*

i. Sembcorp Industries Ltd Restricted Stocks *(cont'd)*

A total of 600,000 (2007: 546,000) notional restricted stocks of Sembcorp Industries Ltd's shares were awarded on April 7, 2008 for the Sembcorp Challenge Bonus for non-managerial participants for the performance period 2008 to 2009. With the Committee's approval during the year, an additional 11,248 notional restricted stocks for the performance period 2007 to 2008 were added to the outstanding awards as a result of the Special Dividend payment in April 2007, therefore the total outstanding notional restricted stocks for the performance period 2007 to 2008 is 557,248.

The total number of notional restricted stocks in awards for the Sembcorp Challenge Bonus granted conditionally and representing 100% of targets to be achieved, but not released as at end 2008, was 1,157,248 (2007: 546,000). Based on the multiplying factor, the number of notional restricted stocks to be converted into the funding pool could range from zero to a maximum of 1,624,422 (2007: 709,800).

ii. Restricted stocks of a listed subsidiary

The details of restricted stocks of Sembcorp Marine Ltd awarded during the year since commencement of the Restricted Stock Plan (aggregate) were as follows:

| Restricted stocks participants | Conditional restricted stocks awarded during the year | Aggregate original conditional restricted stocks awarded | Aggregate additional conditional restricted stocks awarded due to bonus issue | Aggregate conditional restricted stocks released | Aggregate conditional restricted stocks lapsed | Aggregate conditional restricted stocks outstanding |
|---|---|---|---|---|---|---|
| **2008** | | | | | | |
| **Directors of the Company:** | | | | | | |
| Tang Kin Fei | 12,000 | 25,500 | 5,400 | – | – | 30,900 |
| Goh Geok Ling | 22,000 | 44,000 | 8,800 | – | – | 52,800 |
| **Other participants** | 3,539,000 | 7,534,632 | 1,931,720 | (708,128) | (556,966) | 8,679,151 |
| | **3,573,000** | **7,604,132** | **1,945,920** | **(708,128)** | **(556,966)** | **8,762,851** |
| **2007** | | | | | | |
| **Directors of the Company:** | | | | | | |
| Tang Kin Fei | 13,500 | 13,500 | 5,400 | – | – | 18,900 |
| Goh Geok Ling | 22,000 | 22,000 | 8,800 | – | – | 30,800 |
| **Other participants** | 3,819,690 | 5,042,090 | 1,931,720 | – | (229,825) | 6,743,985 |
| | **3,855,190** | **5,077,590** | **1,945,920** | – | **(229,825)** | **6,793,685** |

The total number of Sembcorp Marine Ltd's restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released as at end of 2008, was 8,762,851 (2007: 6,793,685[1]). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 11,391,706 (2007: 8,831,791[2]) restricted stocks. In 2008, an additional 477,893 restricted stocks were awarded for the over-achievement of the performance targets for the performance period 2006 to 2007.

Notes:

1. Includes 1,046,458 notional restricted stocks in awards for the Challenge Bonus.
2. Includes 1,360,396 notional restricted stocks in awards for the Challenge Bonus.

**4. SHARE-BASED INCENTIVE PLANS** *(cont'd)*

**c. Restricted Stock Plan** *(cont'd)*

ii. Restricted stocks of a listed subsidiary *(cont'd)*

A total of 957,400 (2007: 816,250) notional restricted stocks of Sembcorp Marine Ltd's shares were awarded on April 7, 2008 for the Challenge Bonus for the performance period 2008 to 2009.

The total number of notional restricted stocks in awards for the Challenge Bonus granted conditionally and representing 100% of targets to be achieved, but not released as at end 2008, was 1,866,248 (2007: 1,046,458). Based on the multiplying factor, the number of notional restricted stocks to be converted into the funding pool could range from zero to a maximum of 2,606,642 (2007: 1,360,396).

Fair value of restricted stocks

The fair values of the restricted stocks are estimated using a Monte Carlo simulation methodology at the grant dates.

The fair values of restricted stocks granted during the year are as follows:

| | Fair value of Sembcorp Industries Ltd Restricted Stocks granted on April 7, 2008 and August 1, 2008 | Fair value of Sembcorp Industries Ltd Restricted Stocks granted on April 9, 2007 and August 1, 2007 | Fair value of Sembcorp Marine Ltd Restricted Stocks granted on April 7, 2008 | Fair value of Sembcorp Marine Ltd Restricted Stocks granted on June 12, 2007 |
|---|---|---|---|---|
| Fair value at measurement date | S$3.07 | S$4.79 | S$3.06 | S$4.15 |
| **Assumptions under the Monte Carlo model** | | | | |
| Share price | S$4.26 | S$5.50 | S$3.77 | S$4.78 |
| Expected volatility: | | | | |
| Sembcorp Industries Ltd / Sembcorp Marine Ltd | 32.4% | 25.5% | 30.9% | 24.6% |
| Straits Times Index ("STI") | 15.9% | 10.2% | 15.9% | 10.0% |
| Correlation with STI | 69.7% | 49.5% | 47.6% | 14.1% |
| Risk-free interest rate | 0.9%-1.3% | 2.4%-2.6% | 0.9%-1.3% | 2.4%-2.6% |
| Expected dividend | 4.7% | 3.2% | 5.0% | 4.9% |

The expected volatility is based on the historical volatility over the most recent period that is close to the expected life of the restricted stocks.

During the year, the Group charged S$14,293,000 (2007: S$12,817,000) to the income statement based on the fair value of restricted stocks at the grant date being expensed over the vesting period.

Fair value of Sembcorp Challenge Bonus

During the year, the Group charged S$7,820,000 (2007: S$1,568,000) to the income statement based on the market values of the shares at the balance sheet date. The compensation cost for Sembcorp Challenge Bonus recorded in liabilities amounted to S$9,391,000 (2007: S$1,571,221) as at December 31, 2008. The fair value of the compensation cost is based on the notional number of restricted stocks awarded for Sembcorp Challenge Bonus and the market price at the vesting date.

## 5. (DEFICIT) / SURPLUS IN OTHER RESERVES

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 |
| Reserve for own shares | (a) | **(34,731)** | – | **(34,731)** | – |
| Currency translation reserve | (b) | **(121,650)** | (37,383) | **–** | – |
| Other reserves | (c) | **114,000** | 676,831 | **22,620** | 23,699 |
| | | **(42,381)** | 639,448 | **(12,111)** | 23,699 |

**a. Reserve for Own Shares**

At December 31, 2008, the Company held 8,377,867 (2007: Nil) of its own uncancelled shares as treasury shares.

**b. Currency Translation Reserve**

The currency translation reserve comprises:

i. foreign exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from the presentation currency of the Group;

ii. exchange differences on monetary items which form part of the Group's net investment in foreign operations; and

iii. gains or losses on instruments used to hedge the Company's net investment in foreign operations that are determined to be effective hedges.

**5. (DEFICIT) / SURPLUS IN OTHER RESERVES** *(cont'd)*

**c. Other Reserves**

| | Group | | | | | | Company |
|---|---|---|---|---|---|---|---|
| | Capital reserve S$'000 | Merger reserve S$'000 | Share-based payments reserve S$'000 | Fair value reserve S$'000 | Hedging reserve S$'000 | Total S$'000 | Share-based payments reserve S$'000 |
| At January 1, 2008 | 342,252 | 29,201 | 37,525 | 293,223 | (25,370) | 676,831 | 23,699 |
| Net fair value changes of available-for-sale financial assets, net of tax | – | – | – | (278,803) | – | (278,803) | – |
| Net fair value changes of available-for-sale financial assets transferred to the income statement, net of tax | – | – | – | (725) | – | (725) | – |
| Net fair value, changes of cash flow hedges transferred to the income statement | – | – | – | – | (1,296) | (1,296) | – |
| Net fair value changes of cash flow hedges, net of tax | – | – | – | – | (148,431) | (148,431) | – |
| Share of hedging reserve of associates and joint venture companies | – | – | – | – | (89,022) | (89,022) | – |
| Share-based payments | – | – | 18,134 | – | – | 18,134 | 11,008 |
| Treasury shares transferred to employees | – | – | (28,690) | – | – | (28,690) | (12,087) |
| Treasury shares held by subsidiary | (34,379) | – | – | – | – | (34,379) | – |
| Realisation of reserve upon disposal of investments and changes in group structure | 7 | – | 117 | 257 | – | 381 | – |
| At December 31, 2008 | 307,880 | 29,201 | 27,086 | 13,952 | (264,119) | 114,000 | 22,620 |

**5. (DEFICIT) / SURPLUS IN OTHER RESERVES** *(cont'd)*

**c. Other Reserves** *(cont'd)*

| | Group | | | | | | Company |
|---|---|---|---|---|---|---|---|
| | Capital reserve | Merger reserve | Share-based payments reserve | Fair value reserve | Hedging reserve | Total | Share-based payments reserve |
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| At January 1, 2007 | 345,907 | 29,201 | 18,907 | 120,919 | (26,276) | 488,658 | 13,793 |
| Net fair value changes of available-for-sale financial assets, net of tax | – | – | – | 265,686 | – | 265,686 | – |
| Net fair value changes of available-for-sale financial assets transferred to the income statement, net of tax | – | – | – | (90,652) | – | (90,652) | – |
| Net fair value changes of cash flow hedges, net of tax | – | – | – | – | 19,554 | 19,554 | – |
| Share of hedging reserve of associates and joint venture companies | – | – | – | – | (18,648) | (18,648) | – |
| Share-based payments | – | – | 18,725 | – | – | 18,725 | 9,906 |
| Realisation of reserve upon disposal of investments and changes in group structure | (3,655) | – | (107) | (2,730) | – | (6,492) | – |
| At December 31, 2007 | 342,252 | 29,201 | 37,525 | 293,223 | (25,370) | 676,831 | 23,699 |

Other reserves include:

i. Capital reserve comprises capitalisation of accumulated profits for the issue of bonus shares, capital reserve (net of goodwill) on consolidation and equity accounting, capital redemption reserve and convertible loan stock reserve.

ii. Merger reserve represents the difference between the value of shares issued by the Company in exchange for the value of shares acquired in respect of the acquisition of subsidiaries accounted for under the pooling-of-interests method.

iii. Share-based payments reserve comprises the cumulative value of services received from employees recorded on grant of equity-settled share options, performance shares and performance based restricted stocks. The expense for service received is recognised over the performance period and / or vesting period. The amount in the share-based payments reserve is retained when the option is exercised or expires.

iv. Fair value reserve includes the cumulative net change in the fair value of available-for-sale investments until the investments are derecognised.

v. Hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

## 6. PROPERTY, PLANT AND EQUIPMENT

| | Note | Leasehold and freehold land, buildings and wet berthage S$'000 | Improvements to premises S$'000 | Quays and dry docks S$'000 | Plant and machinery S$'000 | Marine vessels S$'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| **Cost / Valuation** | | | | | | |
| Balance at January 1, 2008 | | 668,125 | 39,500 | 327,595 | 2,431,107 | 8,042 |
| Translation adjustments | | (9,836) | (589) | – | (174,904) | – |
| Additions | | 61,063 | 263 | – | 53,018 | 7,814 |
| Reclassification | | 27,505 | 240 | 884 | 156,874 | 345 |
| Disposals / Write-offs | | (5,333) | (262) | – | (100,098) | (345) |
| Disposal of subsidiaries | | (14,045) | – | – | (22,811) | – |
| Balance at December 31, 2008 | | 727,479 | 39,152 | 328,479 | 2,343,186 | 15,856 |
| **Accumulated Depreciation and Impairment Losses** | | | | | | |
| Balance at January 1, 2008 | | 231,858 | 19,427 | 131,989 | 822,694 | 7,354 |
| Translation adjustments | | (1,590) | (301) | 2 | (44,876) | – |
| Depreciation for the year | 34(b) | 22,147 | 2,125 | 7,592 | 144,676 | 583 |
| Reclassification | | (2,752) | 90 | 53 | 1,220 | 185 |
| Disposals / Write-offs | | (4,946) | (65) | – | (37,263) | (188) |
| Disposal of subsidiaries | | (3,629) | – | – | (14,861) | – |
| Allowance made for impairment – net | 34(b) | – | – | – | 7,807 | – |
| Balance at December 31, 2008 | | 241,088 | 21,276 | 139,636 | 879,397 | 7,934 |
| **Carrying Amount** | | | | | | |
| At December 31, 2008 | | 486,391 | 17,876 | 188,843 | 1,463,789 | 7,922 |

| Tools and workshop equipment S$'000 | Furniture, fittings and office equipment S$'000 | Motor vehicles S$'000 | Capital work-in-progress S$'000 | Total S$'000 |
|---|---|---|---|---|
| | | | | |
| 39,052 | 107,591 | 56,130 | 296,764 | 3,973,906 |
| – | (9) | (711) | (37,943) | (223,992) |
| 1,916 | 8,769 | 3,775 | 225,087 | 361,705 |
| – | 2,392 | 160 | (188,400) | – |
| (1,356) | (6,467) | (2,661) | (87) | (116,609) |
| – | (140) | (281) | (3,827) | (41,104) |
| 39,612 | 112,136 | 56,412 | 291,594 | 3,953,906 |
| | | | | |
| 28,664 | 87,132 | 43,079 | – | 1,372,197 |
| 14 | 89 | (532) | – | (47,194) |
| 3,836 | 9,720 | 3,177 | – | 193,856 |
| – | 1,726 | (522) | – | – |
| (1,341) | (6,205) | (2,571) | – | (52,579) |
| – | (84) | (184) | – | (18,758) |
| – | – | – | – | 7,807 |
| 31,173 | 92,378 | 42,447 | – | 1,455,329 |
| | | | | |
| 8,439 | 19,758 | 13,965 | 291,594 | 2,498,577 |

# Notes to the Financial Statements

Year Ended December 31, 2008

## 6. PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

| | Note | Leasehold and freehold land, buildings and wet berthage S$'000 | Improvements to premises S$'000 | Quays and dry docks S$'000 | Plant and machinery S$'000 | Marine vessels S$'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| **Cost / Valuation** | | | | | | |
| Balance at January 1, 2007 | | 816,493 | 40,348 | 328,196 | 2,121,581 | 53,887 |
| Reclassification to investment properties | | | | | | |
| on adoption of FRS 40 | 7 | (50,868) | (728) | – | – | – |
| Balance at January 1, 2007, restated | | 765,625 | 39,620 | 328,196 | 2,121,581 | 53,887 |
| Translation adjustments | | (5,506) | 120 | (50) | (29,765) | – |
| Additions | | 13,784 | 37 | 3 | 66,491 | 34 |
| Reclassification | | 35,148 | – | – | 292,878 | 223 |
| Disposals / Write-offs | | (6,595) | (116) | (554) | (12,648) | (46,102) |
| Acquisition of subsidiaries | | – | – | – | – | – |
| Disposal of subsidiaries | | (134,331) | (161) | – | (7,430) | – |
| Balance at December 31, 2007 | | 668,125 | 39,500 | 327,595 | 2,431,107 | 8,042 |
| | | | | | | |
| **Accumulated Depreciation and Impairment Losses** | | | | | | |
| Balance at January 1, 2007 | | 271,375 | 17,554 | 125,225 | 711,366 | 9,880 |
| Reclassification to investment properties | | | | | | |
| on adoption of FRS 40 | 7 | (15,526) | (682) | – | – | – |
| Balance at January 1, 2007, restated | | 255,849 | 16,872 | 125,225 | 711,366 | 9,880 |
| Translation adjustments | | (1,011) | 41 | (7) | (7,379) | – |
| Depreciation for the year | 34(b) | 20,742 | 2,685 | 7,267 | 132,293 | 2,434 |
| Reclassification | | – | – | – | 3,950 | – |
| Disposals / Write-offs | | (8,069) | (104) | (496) | (13,059) | (4,960) |
| Disposal of subsidiaries | | (35,653) | (67) | – | (4,698) | – |
| Allowance made / (reversed) | | | | | | |
| for impairment – net | 34(b) | – | – | – | 221 | – |
| Balance at December 31, 2007 | | 231,858 | 19,427 | 131,989 | 822,694 | 7,354 |
| | | | | | | |
| **Carrying Amount** | | | | | | |
| At December 31, 2007 | | 436,267 | 20,073 | 195,606 | 1,608,413 | 688 |

| Tools and workshop equipment S$'000 | Furniture, fittings and office equipment S$'000 | Motor vehicles S$'000 | Capital work-in-progress S$'000 | Total S$'000 |
|---|---|---|---|---|
| | | | | |
| | | | | |
| 38,420 | 98,843 | 53,694 | 276,630 | 3,828,092 |
| | | | | |
| – | – | – | – | (51,596) |
| 38,420 | 98,843 | 53,694 | 276,630 | 3,776,496 |
| (235) | (575) | (134) | (4,167) | (40,312) |
| 5,060 | 12,493 | 4,339 | 354,640 | 456,881 |
| (13) | 145 | (38) | (327,661) | 682 |
| (47) | (3,022) | (1,444) | (2,678) | (73,206) |
| – | 17 | – | – | 17 |
| (4,133) | (310) | (287) | – | (146,652) |
| 39,052 | 107,591 | 56,130 | 296,764 | 3,973,906 |
| | | | | |
| | | | | |
| 28,378 | 82,378 | 41,661 | 5,770 | 1,293,587 |
| | | | | |
| – | – | – | – | (16,208) |
| 28,378 | 82,378 | 41,661 | 5,770 | 1,277,379 |
| (100) | (334) | (101) | (16) | (8,907) |
| 3,435 | 8,465 | 2,785 | – | 180,106 |
| – | – | – | (3,950) | – |
| (39) | (3,077) | (1,138) | (1,804) | (32,746) |
| (3,010) | (298) | (128) | – | (43,854) |
| | | | | |
| – | (2) | – | – | 219 |
| 28,664 | 87,132 | 43,079 | – | 1,372,197 |
| | | | | |
| 10,388 | 20,459 | 13,051 | 296,764 | 2,601,709 |

**6. PROPERTY, PLANT AND EQUIPMENT** *(cont'd)*

In 2008, the impairment losses relates mainly to the writing down of plant and machinery by a subsidiary, Sembcorp Environment Pte Ltd. The subsidiary made an assessment of the recoverable amount of its assets and made an impairment to certain parts of its plant and machinery which are no longer in use amounting to S$7.8 million.

In 2007, property, plant and equipment of net book value amounting to S$682,000 were reclassified from investment property (Note 7).

| | Note | Leasehold and freehold land, buildings and wet berthage S$'000 | Improve-ments to premises S$'000 | Quays and dry docks S$'000 | Plant and machinery S$'000 | Furniture, fittings and office equipment S$'000 | Motor vehicles S$'000 | Capital work-in-progress S$'000 | Total S$'000 |
|---|---|---|---|---|---|---|---|---|---|
| **Company** | | | | | | | | | |
| **Cost** | | | | | | | | | |
| Balance at January 1, 2008 | | 312 | 2,019 | – | – | 6,134 | 324 | – | 8,789 |
| Additions | | – | 92 | – | 11,455 | 1,414 | – | 54,105 | 67,066 |
| Reclassification | | – | – | – | 23,982 | – | – | (23,982) | – |
| Disposals / Write-offs | | (1) | – | – | (2,097) | (302) | – | – | (2,400) |
| Acquisition | 37 | 16,831 | – | 8,280 | 384,415 | 1,074 | 24 | 36,632 | 447,256 |
| Balance at December 31, 2008 | | 17,142 | 2,111 | 8,280 | 417,755 | 8,320 | 348 | 66,755 | 520,711 |
| **Accumulated Depreciation and Impairment Losses** | | | | | | | | | |
| Balance at January 1, 2008 | | 15 | 1,534 | – | – | 3,748 | 70 | – | 5,367 |
| Depreciation for the year | | 868 | 509 | 407 | 26,130 | 2,059 | 89 | – | 30,062 |
| Disposals / Write-offs | | – | – | – | – | (121) | – | – | (121) |
| Balance at December 31, 2008 | | 883 | 2,043 | 407 | 26,130 | 5,686 | 159 | – | 35,308 |
| **Carrying Amount** | | | | | | | | | |
| At December 31, 2008 | | 16,259 | 68 | 7,873 | 391,625 | 2,634 | 189 | 66,755 | 485,403 |

## 6. PROPERTY, PLANT AND EQUIPMENT *(cont'd)*

| | Leasehold building S$'000 | Improvements to premises S$'000 | Furniture, fittings and office equipment S$'000 | Motor vehicles S$'000 | Capital work-in-progress S$'000 | Total S$'000 |
|---|---|---|---|---|---|---|
| **Company** | | | | | | |
| **Cost** | | | | | | |
| Balance at January 1, 2007 | 312 | 2,056 | 5,052 | 324 | 620 | 8,364 |
| Additions | – | 16 | 1,535 | – | – | 1,551 |
| Reclassification | – | – | 566 | – | (566) | – |
| Disposals / Write-offs | – | (53) | (1,019) | – | (54) | (1,126) |
| Balance at December 31, 2007 | 312 | 2,019 | 6,134 | 324 | – | 8,789 |
| **Accumulated Depreciation and Impairment Losses** | | | | | | |
| Balance at January 1, 2007 | 10 | 667 | 3,330 | 5 | – | 4,012 |
| Depreciation for the year | 5 | 867 | 1,436 | 65 | – | 2,373 |
| Disposals / Write-offs | – | – | (1,018) | – | – | (1,018) |
| Balance at December 31, 2007 | 15 | 1,534 | 3,748 | 70 | – | 5,367 |
| **Carrying Amount** | | | | | | |
| At December 31, 2007 | 297 | 485 | 2,386 | 254 | – | 3,422 |

**Group**

i. Property, plant and equipment with the following net book values have been pledged to secure loan facilities granted to subsidiaries:

| | Group | |
|---|---|---|
| | 2008 S$'000 | 2007 S$'000 |
| Freehold land and buildings | **25,111** | 36,106 |
| Leasehold land and buildings | **11,737** | 17,735 |
| Plant and machinery | **756,964** | 891,907 |
| Capital work-in-progress | **121,181** | 157,001 |
| Other assets | **736** | 2,123 |
| | **915,729** | 1,104,872 |

ii. Assets with net book value of S$1,587,000 (2007: S$1,403,000) were acquired under finance lease.

iii. Included in the cost of leasehold land and buildings, quays and dry docks and plant and machinery are amounts of S$120,866,000, S$100,900,000 and S$667,000 respectively which were stated at valuation. The revaluation was done on a one-off basis prior to January 1, 1997.

iv. During the year, interest and direct staff costs amounting to S$1,076,000 (2007: S$6,179,000) and S$1,849,000 (2007: S$3,017,000), respectively were capitalised as capital work-in-progress.

## 7. INVESTMENT PROPERTIES

| | Note | Group 2008 S$'000 | Group 2007 S$'000 |
|---|---|---|---|
| **Cost** | | | |
| Balance at January 1 | | **48,664** | – |
| Reclassification from property, plant and equipment on adoption of FRS 40 | 6 | **–** | 51,596 |
| Balance at January 1, restated | | **48,664** | 51,596 |
| Translation adjustments | | **(3,939)** | (426) |
| Additions | | **–** | 10 |
| Reclassification to property, plant and equipment | 6 | **–** | (682) |
| Disposals | | **(317)** | (1,834) |
| Balance at December 31 | | **44,408** | 48,664 |
| **Accumulated Depreciation and Impairment Losses** | | | |
| Balance at January 1 | | **17,373** | – |
| Reclassification from property, plant and equipment on adoption of FRS 40 | 6 | **–** | 16,208 |
| Balance at January 1, restated | | **17,373** | 16,208 |
| Depreciation for the year | 34(b) | **1,007** | 610 |
| Allowance made for impairment – net | 34(b) | **69** | 555 |
| Balance at December 31 | | **18,449** | 17,373 |
| **Carrying Amount** | | | |
| At December 31 | | **25,959** | 31,291 |

Investment properties with net book values of S$9,451,000 (2007: S$13,707,000) have been pledged to secure loan facilities granted to a subsidiary.

The fair value of the investment properties as at the balance sheet date is S$51,900,000 (2007: S$65,989,000). The fair value, determined by independent professional valuers, is based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

In the absence of current prices in an active market, the fair values are determined by considering the aggregate of the estimated cash flow expected to be received from renting out the properties. A yield that reflects the specific risks inherent in the cash flows then is applied to the net annual cash flows to obtain the fair values.

## 8. INVESTMENTS IN SUBSIDIARIES

| | Company | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| **At cost and carrying value:** | | |
| Quoted equity shares | **713,048** | 705,432 |
| Unquoted equity shares | **503,951** | 502,951 |
| Preference shares | **257,500** | 257,500 |
| Share-based payments reserve – effect of adopting INT FRS 108 | **12,071** | 13,557 |
| | **1,486,570** | 1,479,440 |

Details of subsidiaries are set out in Note 47 to the financial statements.

## 9. INTERESTS IN ASSOCIATES

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Interests in associates | **564,388** | 515,487 |

The carrying value as at year end includes goodwill on acquisition as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Balance at beginning of the year | **55** | – |
| Additions | **–** | 55 |
| Balance at end of the year | **55** | 55 |

The fair value of the equity interest of a listed associate, with a carrying amount of S$204,426,000 (2007: S$202,902,000), amounts to S$69,247,000 (2007: S$562,631,000) based on the last transacted market price as at December 31, 2008 (December 31, 2007).

Summarised financial information of associates is as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| **Combined results** | | |
| Turnover | **3,340,714** | 3,077,491 |
| Profit for the year | **362,736** | 406,191 |
| **Combined assets and liabilities** | | |
| Total assets | **10,293,602** | 7,467,430 |
| Total liabilities | **8,067,968** | 5,427,336 |

The summarised financial information relating to associates disclosed above is not adjusted for the percentage of ownership held by the Group.

**9. INTERESTS IN ASSOCIATES** *(cont'd)*

The Group's interest in an associate has been pledged to banks to secure credit facilities granted to the associate.

At December 31, 2008, an associate of a subsidiary has net liability of S$407.3 million (2007: S$123.5 million). As the Group has provided guarantees to the banks in respect of the bank loans taken up by the associate, the Group has accordingly taken up its share of the net liability of the associate to the extent of the Group's legal obligation of S$139.6 million (2007: S$49.3 million).

The Group's share of capital commitment of associates at balance sheet date was S$19,154,000 (2007: S$50,741,000).

Details of the significant associates are set out in Note 48 to the financial statements.

**10. INTERESTS IN JOINT VENTURES**

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Interests in joint ventures | **280,816** | 270,389 |

The carrying value as at year end includes goodwill on acquisition as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Balance at beginning of the year | **2,074** | 7,570 |
| Translation during the year | **(155)** | 16 |
| Reclassified to assets held for sale (Note 21) | **–** | (5,512) |
| Balance at end of the year | **1,919** | 2,074 |

Summarised financial information of joint ventures, representing the Group's share, is as follows:

| | Group's share | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| **Combined results** | | |
| Turnover | **330,568** | 371,984 |
| Expenses | **(281,350)** | (307,298) |
| Profit before income tax | **49,218** | 64,686 |
| Income tax expense | **(3,994)** | (3,872) |
| Impairment of goodwill | **–** | (4,471) |
| Profit for the year | **45,224** | 56,343 |
| **Combined assets and liabilities** | | |
| Non-current assets | **456,958** | 389,508 |
| Current assets | **327,449** | 232,649 |
| Current liabilities | **(210,825)** | (119,769) |
| Non-current liabilities | **(310,525)** | (234,073) |
| Minority interest | **(836)** | – |
| Net assets | **262,221** | 268,315 |
| **Capital commitments** | **12,394** | 1,645 |

## 10. INTERESTS IN JOINT VENTURES *(cont'd)*

The Group's interest in a joint venture with a carrying amount of S$50,088,000 (2007: S$64,837,000) as at the balance sheet date has been pledged to banks to secure credit facilities granted to the joint venture entity.

Details of significant joint ventures are set out in Note 48 to the financial statements.

## 11. OTHER FINANCIAL ASSETS

| | Note | Group 2008 S$'000 | Group 2007 S$'000 |
|---|---|---|---|
| **a. Non-current Assets** | | | |
| Available-for-sale financial assets: | | | |
| – Equity shares | | 143,169 | 694,242 |
| – Unit trusts and funds | | 2,878 | 6,775 |
| | | 146,047 | 701,017 |
| Financial assets at fair value through profit or loss: | | | |
| – Forward foreign exchange contracts | | – | 206 |
| – Equity shares | | 33 | 69 |
| Cash flow hedges: | | | |
| – Interest rate swaps | | – | 828 |
| – Fuel oil swaps | | – | 6,114 |
| | | 146,080 | 708,234 |
| **b. Current Assets** | | | |
| Financial assets at fair value through profit or loss: | | | |
| – Interest rate swaps | | – | 800 |
| – Forward foreign exchange contracts | | 52 | 12,853 |
| – Foreign exchange swap contracts | | 2,386 | 541 |
| – Others | | 1 | 96 |
| Cash flow hedges: | | | |
| – Interest rate swaps | | – | 2,481 |
| – Forward foreign exchange contracts | | 1,823 | 908 |
| – Fuel oil swaps | | – | 49,970 |
| – Forward electricity sale | | 25,507 | – |
| | 19 | 29,769 | 67,649 |

## 12. LONG-TERM RECEIVABLES AND PREPAYMENTS

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 |
| Long-term trade receivables | 13 | **1,968** | 984 | **–** | – |
| Service concession receivables | (a) | **167,146** | – | **–** | – |
| Finance lease receivables due after 12 months | 14 | **18,025** | 21,400 | **–** | – |
| Loan receivables (unsecured) | | **–** | 2,656 | **–** | – |
| Amount due from related parties | 15 | **21,099** | 1,310 | **–** | – |
| Prepayments | (b) | **22,922** | 25,870 | **940** | – |
| Staff loans | | **233** | – | **–** | – |
| Recoverables | | **8** | 8 | **–** | – |
| | | **231,401** | 52,228 | **940** | – |
| Allowance for doubtful loan receivables | | **–** | (2,656) | **–** | – |
| | | **231,401** | 49,572 | **940** | – |

**a. Service concession receivables**

This relates to a 25-year agreement between a subsidiary and PUB (grantor) to design, build, own and operate a NEWater plant. The construction of the new plant started in April 2008 and will treat and convert feedwater to NEWater starting from May 2010. At the end of the concession period, the subsidiary will transfer the plant to the grantor. This arrangement falls within the scope of INT FRS 112.

Under the terms of the agreement, the subsidiary will receive a minimum guarantee sum from the grantor in exchange for services performed. The subsidiary recognises this service concession receivable as it has a contractual right under the concession arrangement. The financial receivable is measured on initial recognition at its fair value.

**b. Prepayments**

Prepayments relate primarily to:

**Group**

i. Connection fees prepaid under the Generation Connection and Use of System Agreement for the use of the transmission lines; and

ii. Service fees prepaid under the Gasoil Supply and Storage Agreement for the usage of the tank.

**Company**

i. Prepayments relate to connection and capacity charges prepaid for the use of pipelines and piperacks.

ii. Prepayments are charged to the income statement on a straight-line basis over the period of prepayments.

## 13. TRADE RECEIVABLES

| | Note | Group 2008 S$'000 | Group 2007 S$'000 | Company 2008 S$'000 | Company 2007 S$'000 |
|---|---|---|---|---|---|
| Trade receivables including work completed but unbilled | | **596,024** | 661,138 | **15,280** | – |
| Allowance for doubtful receivables | | **(16,740)** | (15,171) | **–** | – |
| | | **579,284** | 645,967 | **15,280** | – |
| Trade receivables due within 1 year | 19 | **(577,316)** | (644,983) | **(15,280)** | – |
| | 12 | **1,968** | 984 | **–** | – |

Included in trade receivables of the Group are retention monies on contracts amounting to S$755,000 (2007: S$1,235,602).

## 14. FINANCE LEASE RECEIVABLES

| | Note | Minimum lease payment S$'000 | Estimated residual value S$'000 | Total gross investment in lease S$'000 | Unearned interest income S$'000 | Net value of lease receivables S$'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| **2008** | | | | | | |
| Within 1 year | | 4,218 | – | 4,218 | (844) | 3,374 |
| After 1 year but within 5 years | | 16,875 | 3,000 | 19,875 | (1,850) | 18,025 |
| | | 21,093 | 3,000 | 24,093 | (2,694) | 21,399 |
| Amount due within 1 year | 19 | (4,218) | – | (4,218) | 844 | (3,374) |
| | 12 | 16,875 | 3,000 | 19,875 | (1,850) | 18,025 |
| **2007** | | | | | | |
| Within 1 year | | 16,875 | 1,500 | 18,375 | (2,824) | 15,551 |
| After 1 year but within 5 years | | 16,875 | – | 16,875 | (2,474) | 14,401 |
| After 5 years | | 4,219 | 3,000 | 7,219 | (220) | 6,999 |
| | | 37,969 | 4,500 | 42,469 | (5,518) | 36,951 |
| Amount due within 1 year | 19 | (16,875) | (1,500) | (18,375) | 2,824 | (15,551) |
| | 12 | 21,094 | 3,000 | 24,094 | (2,694) | 21,400 |

Under the terms of the lease agreements, no contingent rents are recognised. These lease receivables relate mainly to leases of marine vessels, whereby the lessees have the option to purchase the marine vessels during the term of the leases.

## 15. AMOUNTS DUE FROM RELATED PARTIES

| | Note | Associates | | Joint ventures | | Minority shareholders of subsidiaries | | Total | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| | | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **Group** | | | | | | | | | |
| Amounts due from: | | | | | | | | | |
| Trade | | **9,124** | 13,289 | **1,685** | 4,731 | **–** | 41 | **10,809** | 18,061 |
| Non-trade | | **2,811** | 7,053 | **13,927** | 14,041 | **–** | 2 | **16,738** | 21,096 |
| Loans | | **5,887** | 11,851 | **20,816** | 1,027 | **–** | – | **26,703** | 12,878 |
| | | **17,822** | 32,193 | **36,428** | 19,799 | **–** | 43 | **54,250** | 52,035 |
| Allowance for doubtful receivables | | **(13,827)** | (18,339) | **(13,219)** | (13,225) | **–** | – | **(27,046)** | (31,564) |
| | | **3,995** | 13,854 | **23,209** | 6,574 | **–** | 43 | **27,204** | 20,471 |
| Amount due within 1 year | 19 | **(3,712)** | (13,571) | **(2,393)** | (5,547) | **–** | (43) | **(6,105)** | (19,161) |
| | 12 | **283** | 283 | **20,816** | 1,027 | **–** | – | **21,099** | 1,310 |

The long-term loans to associates and joint ventures are unsecured and not expected to be repaid in the next 12 months.

| | Note | Subsidiaries | | Associates | | Joint Ventures | | Total | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| | | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **Company** | | | | | | | | | |
| Amounts due from related parties | | **8,333** | 21,424 | **190** | – | **581** | 9 | **9,104** | 21,433 |
| Allowance for doubtful receivables | | **(187)** | – | **–** | – | **–** | – | **(187)** | – |
| | 19 | **8,146** | 21,424 | **190** | – | **581** | 9 | **8,917** | 21,433 |

The amounts due from subsidiaries are unsecured, repayable on demand and interest-free, except for an amount of S$178,000 (2007: S$535,000) which bears an effective interest rate of 2.17% per annum (2007: 4.45% per annum).

## 16. INTANGIBLE ASSETS

| | Note | Goodwill S$'000 | Others S$'000 | Total S$'000 |
|---|---|---|---|---|
| **Group** | | | | |
| **Cost** | | | | |
| Balance at January 1, 2008 | | 105,440 | 8,163 | 113,603 |
| Translation adjustments | | 47 | 213 | 260 |
| Additions | | 4,573 | 1,865 | 6,438 |
| Disposal of subsidiaries | | – | (1,668) | (1,668) |
| Write-offs | 34(b) | – | (283) | (283) |
| Balance at December 31, 2008 | | 110,060 | 8,290 | 118,350 |
| **Accumulated Amortisation and Impairment Losses** | | | | |
| Balance at January 1, 2008 | | 110 | 3,983 | 4,093 |
| Translation adjustments | | – | 47 | 47 |
| Amortisation charge for the year | 34(b) | – | 102 | 102 |
| Disposal of subsidiaries | | – | (480) | (480) |
| Write-offs | 34(b) | – | (183) | (183) |
| Balance at December 31, 2008 | | 110 | 3,469 | 3,579 |
| **Carrying Amount** | | | | |
| At December 31, 2008 | | 109,950 | 4,821 | 114,771 |
| **Cost** | | | | |
| Balance at January 1, 2007 | | 107,222 | 4,582 | 111,804 |
| Translation adjustments | | (13) | (60) | (73) |
| Additions | | 1,738 | 1,033 | 2,771 |
| Reclassification (to) / from other categories of assets | | (3,507) | 2,611 | (896) |
| Write-offs | 34(b) | – | (3) | (3) |
| Balance at December 31, 2007 | | 105,440 | 8,163 | 113,603 |
| **Accumulated Amortisation and Impairment Losses** | | | | |
| Balance at January 1, 2007 | | – | 1,892 | 1,892 |
| Translation adjustments | | – | (27) | (27) |
| Amortisation charge for the year | 34(b) | – | 2,118 | 2,118 |
| Allowance for impairment loss | 34(b) | 110 | – | 110 |
| Balance at December 31, 2007 | | 110 | 3,983 | 4,093 |
| **Carrying Amount** | | | | |
| At December 31, 2007 | | 105,330 | 4,180 | 109,510 |

## 16. INTANGIBLE ASSETS *(cont'd)*

| | Note | At Jan 1, 2007 and Dec 31, 2007 S$'000 | Acquisition S$'000 | At Dec 31, 2008 S$'000 |
|---|---|---|---|---|
| **Company** | | | | |
| **2007 & 2008** | | | | |
| Corporate club membership | | 90 | – | 90 |
| Goodwill | 37 | – | 18,946 | 18,946 |
| Total | | 90 | 18,946 | 19,036 |

The Company's goodwill relates to goodwill of SUT on the acquisition of the SUT Division during the year.

**Impairment Testing for Goodwill**
For the purpose of impairment testing, goodwill is allocated to the Group's operating divisions which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

| | | Group | |
|---|---|---|---|
| | Note | 2008 S$'000 | 2007 S$'000 |
| **Cash-Generating Unit ("CGU")** | | | |
| SUT Division | (a) | **18,946** | 18,946 |
| Sembcorp Cogen Pte Ltd | (b) | **26,378** | 26,378 |
| Sembcorp Gas Pte Ltd | (c) | **41,986** | 41,986 |
| SembRamky Environmental Management Private Limited | (d) | **4,394** | 4,394 |
| Multiple units of insignificant goodwill | | **18,246** | 13,626 |
| | | **109,950** | 105,330 |

The recoverable amounts are determined based on calculations of the value-in-use. These calculations use cash flow projections from years 2009 to 2017, of which the projections for the first five years are based on financial budgets / forecasts approved by management and that for the remaining years are based on the same cash flow since 2013. Management has applied past experience in operating the business to forecast the performance and believes that this cash flow projection period was justified in consideration of the long-term nature of CGUs' businesses. Zero terminal value is assumed and discount rates ranging from 5.74% to 6.00% have been used. At the balance sheet date, based on the following key assumptions, management believes that the recoverable amounts exceed their carrying amounts.

a. **SUT Division**
   i. Market demand and supply for industrial utilities and services are updated for changes during the year;
   ii. Cash flows beyond the budget period are estimated based on the long-term offtake contracts with its existing customers in the captive market in which it operates.

b. **Sembcorp Cogen Pte Ltd**
   i. Demand and supply for electricity and electricity spark spread are updated for changes in market conditions;
   ii. Required plant maintenance and associated maintenance cost have been accounted for in the forecast of the plant's gross profit;
   iii. Expected capital expenditure for replenishment of parts has been included in the forecast in accordance with the plant maintenance programme; and

16. **INTANGIBLE ASSETS** *(cont'd)*

**Impairment Testing for Goodwill** *(cont'd)*

b. **Sembcorp Cogen Pte Ltd** *(cont'd)*

iv. Cash flows beyond the budget period are estimated based on plant availability and load factors as well as changes in operating costs due to normal wear and tear, maintenance cycles and inflation.

c. **Sembcorp Gas Pte Ltd**

i. Depreciating USD / SGD exchange rate and High Sulphur Fuel Oil ("HSFO") prices compared to prior year;

ii. Gross profit margin is expected to remain stable as the pricing of both customer and supplier contracts are pegged to the HSFO prices;

iii. Expected capital expenditure for plant refurbishment has been included in the forecast in accordance with the plant maintenance programme; and

iv. Cash flows beyond the budget period are estimated based on the contracted sales and purchase quantities of gas over the remaining period of the existing contracts with the major customers and the gas supplier.

d. **SembRamky Environmental Management Private Limited**

These calculations use cash flow projections based on management's 5-year financial forecast of the company. The forecasted revenue and operating expenses are based on past performance and its expectation of market development.

17. **DEFERRED TAX ASSETS AND LIABILITIES**

Movements in deferred tax assets and liabilities (prior to offsetting of balances) during the year are as follows:

| | At Jan 1, 2008 S$'000 | Recognised in income statement (Note 33) S$'000 | Recognised in equity S$'000 | Translation adjustments S$'000 | At Dec 31, 2008 S$'000 |
|---|---|---|---|---|---|
| **Group** | | | | | |
| **2008** | | | | | |
| **Deferred tax liabilities** | | | | | |
| Property, plant and equipment | 260,322 | 48,094 | – | (32,458) | 275,958 |
| Interest in associates | 5,091 | 963 | – | – | 6,054 |
| Other financial assets | 116,439 | 625 | (62,843) | (1,922) | 52,299 |
| Trade and other receivables | 277 | 60 | – | – | 337 |
| Other items | 7,723 | 1,304 | – | (2,106) | 6,921 |
| Total | 389,852 | 51,046 | (62,843) | (36,486) | 341,569 |
| | | | | | |
| **Deferred tax assets** | | | | | |
| Property, plant and equipment | (3,508) | 157 | – | 3,030 | (321) |
| Inventories | (22) | – | – | – | (22) |
| Trade receivables | (282) | (1,317) | – | – | (1,599) |
| Trade and other payables | (528) | (125) | – | – | (653) |
| Tax losses | (1,162) | 555 | – | (40) | (647) |
| Provisions | (15,318) | (2,860) | – | 5,095 | (13,083) |
| Other items | (21,288) | 1,345 | (68,343) | (215) | (88,501) |
| Total | (42,108) | (2,245) | (68,343) | 7,870 | (104,826) |

**17. DEFERRED TAX ASSETS AND LIABILITIES** *(cont'd)*

| | At Jan 1, 2007 | Recognised in income statement (Note 33) | Recognised in equity | Acquisition / (disposal) of subsidiary | Translation adjustments | At Dec 31, 2007 |
|---|---|---|---|---|---|---|
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **Group** | | | | | | |
| **2007** | | | | | | |
| **Deferred tax liabilities** | | | | | | |
| Property, plant and equipment | 241,546 | 21,649 | – | 812 | (3,685) | 260,322 |
| Interest in associates | 1,948 | 3,143 | – | – | – | 5,091 |
| Other financial assets | 48,699 | – | 67,766 | – | (26) | 116,439 |
| Trade and other receivables | 1,852 | (1,575) | – | – | – | 277 |
| Other items | 5,290 | 4,316 | (1,702) | – | (181) | 7,723 |
| Total | 299,335 | 27,533 | 66,064 | 812 | (3,892) | 389,852 |
| **Deferred tax assets** | | | | | | |
| Property, plant and equipment | (3,884) | 376 | – | – | – | (3,508) |
| Inventories | (10) | (12) | – | – | – | (22) |
| Trade receivables | (917) | 635 | – | – | – | (282) |
| Trade and other payables | – | (528) | – | – | – | (528) |
| Tax losses | (2,619) | 1,460 | – | – | (3) | (1,162) |
| Provisions | (14,268) | (1,466) | – | – | 416 | (15,318) |
| Other items | (20,019) | 1,279 | (2,660) | – | 112 | (21,288) |
| Total | (41,717) | 1,744 | (2,660) | – | 525 | (42,108) |

| | At Jan 1, 2007 | Recognised in income statement | At Dec 31, 2007 | Recognised in income statement | Acquisition (Note 37) | At Dec 31, 2008 |
|---|---|---|---|---|---|---|
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **Company** | | | | | | |
| **2007 & 2008** | | | | | | |
| **Deferred tax liabilities** | | | | | | |
| Property, plant and equipment | 195 | – | 195 | 5,809 | 44,667 | 50,671 |
| Total | 195 | – | 195 | 5,809 | 44,667 | 50,671 |

Deferred tax liabilities and assets are set off when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority. The amounts determined after appropriate offsetting included in the balance sheet are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | S$'000 | S$'000 | S$'000 | S$'000 |
| Deferred tax liabilities | 271,960 | 385,567 | 50,671 | 195 |
| Deferred tax assets | (35,217) | (37,823) | – | – |
| | 236,743 | 347,744 | 50,671 | 195 |

## 17. DEFERRED TAX ASSETS AND LIABILITIES *(cont'd)*

Deferred tax assets have not been recognised in respect of the following items:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Deductible temporary differences | 33,715 | 18,644 |
| Tax losses | 35,874 | 41,319 |
| Capital allowances | 27,368 | 24,413 |
| | 96,957 | 84,376 |

Of the above tax losses, tax losses of the Group amounting to S$4,312,000 (2007: S$20,518,000) will expire between 2009 and 2011 (2007: 2008 and 2012). The deductible temporary differences and capital allowances do not expire under current tax legislation.

Deferred tax assets have not been recognised under the following circumstances:

a. Where they are qualified for offset against the tax liabilities of member companies within the Group under the Loss Transfer System of Group Relief but the terms of the transfer have not been ascertained as at year end; and

b. Where it is uncertain that future taxable profit will be available against which the Group can utilise the benefits.

## 18. INVENTORIES AND WORK-IN-PROGRESS

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 |
| Raw materials | | 97,768 | 72,532 | 4,582 | – |
| Finished goods | | 69,488 | 41,417 | 4,771 | – |
| | | 167,256 | 113,949 | 9,353 | – |
| Allowance for inventory obsolescence | | (8,370) | (7,286) | – | – |
| | | 158,886 | 106,663 | 9,353 | – |
| Work-in-progress | (a) | 790,960 | 1,550,384 | – | – |
| | | 949,846 | 1,657,047 | 9,353 | – |
| **a. Work-in-progress:** | | | | | |
| Costs and attributable profits | | 3,651,155 | 5,149,233 | 1,343 | – |
| Allowance for foreseeable losses | | (4,254) | (1,297) | – | – |
| | | 3,646,901 | 5,147,936 | 1,343 | – |
| Progress billings | | (3,830,974) | (4,166,293) | (1,343) | – |
| | | (184,073) | 981,643 | – | – |
| Comprising: | | | | | |
| Work-in-progress | | 790,960 | 1,550,384 | – | – |
| Excess of progress billings over work-in-progress | | (975,033) | (568,741) | – | – |
| | | (184,073) | 981,643 | – | – |

## 19. TRADE AND OTHER RECEIVABLES

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 |
| Trade receivables | 13 | **577,316** | 644,983 | **15,280** | – |
| Current portion of finance lease | 14 | **3,374** | 15,551 | **–** | – |
| Amount due from related parties | 15 | **6,105** | 19,161 | **8,917** | 21,433 |
| Other receivables, deposits and prepayments | 20 | **595,385** | 655,267 | **193,182** | 176,877 |
| Other financial assets | 11 | **29,769** | 67,649 | **–** | – |
| Advance to suppliers | | **7,152** | 2,085 | **–** | – |
| | | **1,219,101** | 1,404,696 | **217,379** | 198,310 |

## 20. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 |
| Deposits | | **7,356** | 5,789 | **1,124** | 671 |
| Prepayments | | **34,196** | 46,124 | **2,391** | 542 |
| Tax recoverable | | **259,896** | 214,991 | **175,394** | 174,984 |
| Sundry receivables | | **81,761** | 67,834 | **467** | 740 |
| Unbilled receivables | | **207,593** | 287,539 | **13,294** | – |
| Loan receivables | | **7,234** | 21,079 | **–** | – |
| Recoverable | | **6,300** | 19,660 | **572** | – |
| Interest receivable | | **601** | 845 | **–** | – |
| | | **604,937** | 663,861 | **193,242** | 176,937 |
| Allowance for doubtful receivables | | **(9,552)** | (8,594) | **(60)** | (60) |
| | 19 | **595,385** | 655,267 | **193,182** | 176,877 |

Unbilled receivables represent revenue accrued for sale of utilities services, electricity, gas and other related products.

## 21. ASSETS HELD FOR SALE

The assets held for sale in 2007 include interests in joint ventures. At the end of 2007, a wholly-owned subsidiary entered into a sales agreement for the sale of certain joint ventures. The sale was completed in June 2008 by the subsidiary.

## 22. CASH AND CASH EQUIVALENTS

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 |
| Bank balances, fixed deposits and cash | | **2,400,954** | 1,296,892 | **45,541** | 189,470 |
| Bank overdrafts | 29 | **–** | (889) | **–** | – |
| Cash and cash equivalents in the consolidated cash flow statement | | **2,400,954** | 1,296,003 | **45,541** | 189,470 |

Included in the Group's cash and cash equivalents at the balance sheet date are amounts of S$7.5 million (2007: S$13.5 million) held in countries with foreign exchange control restrictions.

## 23. TRADE AND OTHER PAYABLES

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 |
| Trade payables | | **1,500,869** | 1,302,592 | **3,264** | – |
| Advance payments from customers | | **36,673** | 27,667 | **555** | – |
| Other financial liabilities | 24 | **166,738** | 28,941 | **–** | – |
| Amount due to related parties | 25 | **10,248** | 18,399 | **232,086** | 215,227 |
| Other payables and accrued charges | 26 | **906,906** | 864,828 | **80,629** | 33,956 |
| | | **2,621,434** | 2,242,427 | **316,534** | 249,183 |

## 24. OTHER FINANCIAL LIABILITIES

| | | Group | |
|---|---|---|---|
| | | 2008 | 2007 |
| | Note | S$'000 | S$'000 |
| **a. Current Liabilities** | | | |
| Financial liabilities at fair value through profit or loss: | | | |
| – Interest rate swaps | | **1,001** | 1,457 |
| – Forward foreign exchange contracts | | **127** | 34 |
| – Foreign exchange swap contracts | | **2,454** | 82 |
| – Commodity contracts | | **44** | 1,006 |
| Cash flow hedges: | | | |
| – Interest rate swaps | | **6,703** | 184 |
| – Forward foreign exchange contracts | | **72,530** | 6,453 |
| – Foreign exchange swap contracts | | **1,261** | – |
| – Fuel oil swap contracts | | **82,618** | 188 |
| – Forward electricity sale | | **–** | 19,537 |
| | 23 | **166,738** | 28,941 |
| **b. Non-current Liabilities** | | | |
| Cash flow hedges: | | | |
| – Interest rate swaps | | **10,913** | 1,192 |
| – Forward foreign exchange contracts | | **50,506** | 1,079 |
| – Fuel oil swap contracts | | **3,669** | – |
| | 30 | **65,088** | 2,271 |

## 25. AMOUNTS DUE TO RELATED PARTIES

| | | Associates | | Joint ventures | | Minority shareholders of subsidiaries | | Total | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **Group** | | | | | | | | | |
| Amounts due to: | | | | | | | | | |
| Trade | | **–** | 4,762 | **2,034** | 3,591 | **312** | 244 | **2,346** | 8,597 |
| Non-trade | | **1,604** | 3,045 | **5,364** | 5,329 | **–** | 492 | **6,968** | 8,866 |
| Loans | | **–** | – | **–** | – | **8,585** | 5,420 | **8,585** | 5,420 |
| | | **1,604** | 7,807 | **7,398** | 8,920 | **8,897** | 6,156 | **17,899** | 22,883 |
| Amounts due after 1 year | 30 | **–** | – | **–** | – | **(7,651)** | (4,484) | **(7,651)** | (4,484) |
| | 23 | **1,604** | 7,807 | **7,398** | 8,920 | **1,246** | 1,672 | **10,248** | 18,399 |

**25. AMOUNTS DUE TO RELATED PARTIES** *(cont'd)*

Loans from minority shareholders of subsidiaries of S$7,651,000 (2007: S$4,484,000) bear interest at rates ranging from 3.53% to 7.02% (2007: 3.53%) per annum and are unsecured and repayable from 2011 to 2014.

The remaining non-trade amounts and loans due to related parties are unsecured, interest-free and repayable on demand.

| | | Subsidiaries | | Associates | | Total | |
|---|---|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **Company** | | | | | | | |
| Amounts due to related parties | (i) | 25,888 | 25,223 | – | 4 | 25,888 | 25,227 |
| Loan from a related party | (ii) | 664,932 | 190,000 | – | – | 664,932 | 190,000 |
| | | 690,820 | 215,223 | – | 4 | 690,820 | 215,227 |
| Amounts due after 1 year | 30 | (458,734) | – | – | – | (458,734) | – |
| | 23 | 232,086 | 215,223 | – | 4 | 232,086 | 215,227 |

i. The amounts due to related parties are unsecured, interest-free and repayable on demand.

ii. The loans from a related party comprise:

a. S$206,000,000 (2007: S$190,000,000) which are unsecured, repayable on demand and bear an effective interest rate of 1.23% (2007: 2.59%) per annum.

b. S$458,700,000 (2007: S$Nil) which are unsecured, repayable on December 31, 2013 and bear an effective interest rate of 2.48% (2007: Nil) per annum.

**26. OTHER PAYABLES AND ACCRUED CHARGES**

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 |
| Accrued operating expenses | | 675,400 | 729,196 | 75,366 | 29,794 |
| Deposits | | 14,204 | 13,554 | – | – |
| Accrued interest payable | | 5,374 | 7,401 | – | 441 |
| Other payables | | 72,348 | 114,677 | 5,263 | 3,721 |
| Share of net liability of an associate | 9 | 139,580 | – | – | – |
| | 23 | 906,906 | 864,828 | 80,629 | 33,956 |

## 27. PROVISIONS

| | Loan undertakings S$'000 | Obligations relating to disposal of business S$'000 | Claims S$'000 | Onerous contracts S$'000 | Restoration costs S$'000 | Warranty S$'000 | Others S$'000 | Total S$'000 |
|---|---|---|---|---|---|---|---|---|
| **Group** | | | | | | | | |
| Balance at beginning of the year | 9,167 | 11,454 | 4,238 | 8,680 | 5,309 | 2,800 | 184 | 41,832 |
| Translation adjustments | – | – | – | – | (2) | 132 | – | 130 |
| Provisions made / (written back) during the year, net | 2,217 | – | (3,016) | – | 1,200 | 29,136 | – | 29,537 |
| Provisions utilised during the year | (1,645) | – | – | (1,500) | – | (7,350) | – | (10,495) |
| Reclassification | – | – | – | – | – | 13,003 | – | 13,003 |
| Balance at end of the year | 9,739 | 11,454 | 1,222 | 7,180 | 6,507 | 37,721 | 184 | 74,007 |
| Provisions due: | | | | | | | | |
| – within 1 year | 9,739 | 11,454 | 1,222 | 3,433 | – | 37,721 | 184 | 63,753 |
| – after 1 year | – | – | – | 3,747 | 6,507 | – | – | 10,254 |
| | 9,739 | 11,454 | 1,222 | 7,180 | 6,507 | 37,721 | 184 | 74,007 |

| | Note | Obligations relating to disposal of business S$'000 | Claims S$'000 | Restoration costs S$'000 | Total S$'000 |
|---|---|---|---|---|---|
| **Company** | | | | | |
| Balance at beginning of the year | | 11,454 | – | 500 | 11,954 |
| Acquisition | 37 | – | 3,780 | – | 3,780 |
| Provisions written back during the year, net | | – | (2,559) | – | (2,559) |
| Balance at end of the year | | 11,454 | 1,221 | 500 | 13,175 |
| Provisions due: | | | | | |
| – within 1 year | | 11,454 | 1,221 | – | 12,675 |
| – after 1 year | | – | – | 500 | 500 |
| | | 11,454 | 1,221 | 500 | 13,175 |

**Loan Undertakings**
This relates to the Group's share of loan undertakings of associates and subsidiaries.

**Obligations Relating to Disposal of Business**
This mainly relates to the disposal of business in which the Group and the Company retains certain obligations in respect of contracts pursuant to the Sale and Purchase Agreement.

**Onerous Contracts**
The provision for onerous contracts relates to the Group's exposure to the unavoidable cost of meeting its obligations under the contracts, which exceeds the expected benefits to be derived by the Group. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognises any impairment loss on the assets associated with the contracts.

**27. PROVISIONS** *(cont'd)*

**Restoration Costs**

Restoration costs relating to cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the operating lease agreements. The subsidiaries expect to incur the liability upon termination of the lease.

**Warranty**

The provision for warranty is based on estimates made from historical warranty data associated with similar projects.

**28. RETIREMENT BENEFIT OBLIGATIONS**

| | | Group | |
|---|---|---|---|
| | | 2008 | 2007 |
| | Note | S$'000 | S$'000 |
| Provision for retirement gratuities | (a) | 1,932 | 2,809 |
| Defined benefit obligations | (b) | 11,620 | 21,300 |
| | | 13,552 | 24,109 |
| Non-current | | 13,552 | 24,109 |

**a. Provision for Retirement Gratuities**

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Balance at beginning of the year | 2,809 | 3,303 |
| Provision utilised during the year | (407) | (494) |
| Less: Amount due within 12 months | (470) | – |
| Balance at end of the year | 1,932 | 2,809 |

**b. Defined Benefit Obligations**

The defined benefit plan and the related costs are assessed in accordance with the advice of professionally qualified actuaries. The pension scheme is funded by the payment of contributions to separately administered trust funds.

Details of the plans are as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Present value of funded obligations | 151,053 | 244,774 |
| Fair value of plan assets | (158,761) | (253,504) |
| Surplus in the plan | (7,708) | (8,730) |
| Actuarial gains not recognised in accordance with FRS 19 | 19,328 | 30,030 |
| Net liability recognised in the balance sheet | 11,620 | 21,300 |

## 28. RETIREMENT BENEFIT OBLIGATIONS *(cont'd)*

### b. Defined Benefit Obligations *(cont'd)*

The proportion of fair value of plan assets at the balance sheet is analysed as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | % | % |
| Equity instruments | **40.08** | 52.79 |
| Debt instruments | **53.45** | 39.83 |
| Other assets | **6.47** | 7.38 |
| | **100.00** | 100.00 |

The plan assets do not include any of the Group's own financial instruments, nor any property occupied by, or other assets used by the Group.

Changes in the present value of defined benefit obligations are as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Opening defined benefit obligations | **244,774** | 259,498 |
| Translation adjustments | **(65,871)** | (7,458) |
| Current service costs | **3,302** | 4,338 |
| Interest cost | **12,465** | 13,247 |
| Actuarial gains | **(36,223)** | (22,115) |
| Benefits paid | **(7,630)** | (2,946) |
| Employee contributions | **236** | 210 |
| | **151,053** | 244,774 |

Changes in the present value of plan assets are as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Opening fair value of plan assets | **253,504** | 239,537 |
| Translation adjustments | **(69,135)** | (7,603) |
| Expected return on plan assets | **14,268** | 16,473 |
| Actuarial (losses) / gains | **(38,322)** | 676 |
| Contributions by employer | **5,840** | 7,157 |
| Benefits paid | **(7,630)** | (2,946) |
| Employee contributions | **236** | 210 |
| | **158,761** | 253,504 |

**28. RETIREMENT BENEFIT OBLIGATIONS** *(cont'd)*

**b. Defined Benefit Obligations** *(cont'd)*

Expenses recognised in the income statement are as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Current service costs | 3,302 | 4,338 |
| Interest costs | 12,465 | 13,247 |
| Expected return on plan assets | (14,268) | (16,473) |
| Actuarial losses | (320) | – |
| | 1,179 | 1,112 |

The expense is recognised in the following line items in the income statement:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Cost of sales | 2,642 | 3,469 |
| Administrative expenses | 660 | 869 |
| Other expenses | (2,123) | (3,226) |
| | 1,179 | 1,112 |
| Actual (loss) / return in value of plan assets | (24,054) | 17,149 |

**Principal actuarial assumptions**

Principal actuarial assumptions at the balance sheet date are as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | % | % |
| Discount rate at December 31 | 6.2 | 5.8 |
| Expected return on plan assets at December 31 | 5.6 | 6.4 |
| Future rate of annual salary increases | 4.3 | 4.7 |
| Future rate of pension increases | 2.0 | 3.2 |

Past service cost and net actuarial results are amortised over the estimated service life of the employees under plan benefits. The estimated service life for pension plans is 9 years (2007: 13 years).

Assumptions regarding future mortality are based on published statistics and mortality tables. The expected life expectancy of an individual retiring at age 65 is 21 (2007: 21) for male and 23 (2007: 23) for female.

**28. RETIREMENT BENEFIT OBLIGATIONS** *(cont'd)*

**b. Defined Benefit Obligations** *(cont'd)*

**Principal actuarial assumptions** *(cont'd)*

The history of existing plans as of December 31 is as follows:

| | 2008 | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|---|
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| Group | | | | | | |
| Present value of funded obligations | **151,053** | 244,774 | 259,498 | 259,598 | 224,690 | 180,838 |
| Fair value of plan assets | **(158,761)** | (253,504) | (239,537) | (201,898) | (166,914) | (136,778) |
| (Surplus) / Deficit in the plan | **(7,708)** | (8,730) | 19,961 | 57,700 | 57,776 | 44,060 |

The Group expects to pay S$4,700,000 in contributions to defined benefit plans in 2009.

**29. INTEREST-BEARING BORROWINGS**

| | | Group | | Company | |
|---|---|---|---|---|---|
| | | 2008 | 2007 | 2008 | 2007 |
| | Note | S$'000 | S$'000 | S$'000 | S$'000 |
| **Current liabilities** | | | | | |
| Bank overdrafts | 22 | **–** | 889 | **–** | – |
| Secured term loans | (a) | **81,750** | 101,442 | **–** | – |
| Unsecured term loans | (b) | **202,613** | 406,615 | **–** | 150,000 |
| Finance lease liabilities | (c) | **1,405** | 1,248 | **–** | – |
| | | **285,768** | 510,194 | **–** | 150,000 |
| **Non-current liabilities** | | | | | |
| Secured term loans | (a) | **319,740** | 470,997 | **–** | – |
| Unsecured term loans | (b) | **200,000** | 350,773 | **–** | – |
| Finance lease liabilities | (c) | **2,810** | 1,716 | **–** | – |
| | | **522,550** | 823,486 | **–** | – |
| | | **808,318** | 1,333,680 | **–** | 150,000 |

**Maturity of liabilities (excluding finance lease liabilities)**

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | S$'000 | S$'000 | S$'000 | S$'000 |
| Within 1 year | **284,363** | 508,946 | **–** | 150,000 |
| After 1 year but within 5 years | **432,164** | 641,784 | **–** | – |
| After 5 years | **87,576** | 179,986 | **–** | – |
| Total borrowings | **804,103** | 1,330,716 | **–** | 150,000 |

## 29. INTEREST-BEARING BORROWINGS *(cont'd)*

### a. Secured Term Loans

The secured loans are collaterised by the following assets:

| | Group | |
|---|---|---|
| | Net Book Value | |
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Property, plant and equipment and investment property | **925,180** | 1,118,579 |

### b. Unsecured Term Loans

Included in the unsecured term loans are medium term notes of the Group as follows:

- In 2004, a wholly-owned subsidiary of the Company, Sembcorp Financial Services Pte Ltd (the "Issuer"), established a S$1.5 billion Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme"). Pursuant to this, the Company, together with the Issuer and other certain subsidiaries of the Company (the "Issuing Subsidiaries"), may from time to time issue debt under the Programme subject to availability of funds from the market. The obligations of the Issuing Subsidiaries under the notes will be fully guaranteed by the Company. The Programme has not been utilised as at December 31, 2008.

  The Programme replaced the S$2.0 billion Multicurrency Debt Issuance Programme established by the Company ("the Existing Programme") in October 2000. No further debt issuances will be made by the Company under its Existing Programme. The outstanding debt issuances of S$150 million was fully settled upon its maturity on June 6, 2008 and the Existing Programme was terminated.

- In 2004, a subsidiary, Sembcorp Marine Ltd ("SCM") established a S$500 million Multicurrency Multi-Issuer Debt Issuance Programme (the "Programme") pursuant to which SCM with its subsidiaries, Jurong Shipyard Pte Ltd and Sembawang Shipyard Pte Ltd ("Issuing SCM Subsidiaries"), may from time to time issue the notes subject to availability of funds from the market. The obligations of Issuing SCM Subsidiaries under the notes will be fully guaranteed by SCM.

  Under the Programme, SCM or any of the Issuing SCM Subsidiaries may from time to time issue notes in series or tranches in Singapore Dollars and / or any other currency. Such notes are listed on the Singapore Exchange Securities Trading Limited and are cleared through the Central Depository (Pte) Ltd.

  The principal amount of the notes issued by SCM amounted to S$150 million (2007: S$285 million), bears an interest rate of 3.00% (2007: 2.82% to 3.00%) per annum and is due by September 26, 2009 (2007: 2008 to 2009).

## 29. INTEREST-BEARING BORROWINGS *(cont'd)*

### c. Finance Lease Liabilities

The Group has obligations under finance leases that are payable as follows:

| | 2008 | | | 2007 | | |
|---|---|---|---|---|---|---|
| | Payments S$'000 | Interest S$'000 | Principal S$'000 | Payments S$'000 | Interest S$'000 | Principal S$'000 |
| **Group** | | | | | | |
| Within 1 year | **1,574** | **169** | **1,405** | 1,375 | 127 | 1,248 |
| After 1 year but within 5 years | **3,178** | **368** | **2,810** | 1,968 | 252 | 1,716 |
| Total | **4,752** | **537** | **4,215** | 3,343 | 379 | 2,964 |

Under the terms of the lease agreements, no contingent rents are payable. The interest rates range from 2.50% to 7.42% (2007: 2.50% to 7.42%) per annum.

## 30. OTHER LONG-TERM LIABILITIES

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Note | 2008 S$'000 | 2007 S$'000 | 2008 S$'000 | 2007 S$'000 |
| Deferred income | (a) | **91,342** | 25,885 | **3,728** | – |
| Deferred grants | (b) | **17,815** | 26,348 | **–** | – |
| Other long-term payables | (c) | **6,171** | 5,555 | **–** | – |
| Other financial liabilities | 24 | **65,088** | 2,271 | **–** | – |
| Amount due to related parties | 25 | **7,651** | 4,484 | **458,734** | – |
| Share of net liability of an associate | 9 | **–** | 49,299 | **–** | – |
| | | **188,067** | 113,842 | **462,462** | – |

a. Deferred income relates mainly to advance payments received from customers in respect of connection and capacity charges for the supply and delivery of gas and utilities, the difference between the fair value of the construction services provided and the fair value of the financial asset receivable.

b. Deferred grants relate to government grants for capital assets.

c. Other long-term payables relate primarily to retention monies of subsidiaries.

## 31. TURNOVER

| | Group | |
|---|---|---|
| | **2008** | **2007** |
| | **S$'000** | **S$'000** |
| Sale of gas, water, electricity and related services | **4,197,760** | 3,601,171 |
| Ship and rig repair, building, conversion and related services | **4,989,922** | 4,442,078 |
| Construction and engineering related activities | **131,957** | 115,497 |
| Environment management and related services | **213,685** | 206,940 |
| Service concession revenue | **129,964** | – |
| Others | **265,125** | 253,092 |
| | **9,928,413** | 8,618,778 |

## 32. FINANCE COSTS

| | Group | |
|---|---|---|
| | **2008** | **2007** |
| | **S$'000** | **S$'000** |
| Interest paid and payable to: | | |
| – associates and joint ventures | **–** | 69 |
| – bank loans and others | **43,764** | 52,219 |
| Amortisation of capitalised transaction costs and transactions costs written off | **1,099** | 1,189 |
| Interest rate swap | | |
| – fair value through profit or loss | **(456)** | 448 |
| | **44,407** | 53,925 |

## 33. INCOME TAX EXPENSE

| | Group | |
|---|---|---|
| | **2008** | **2007** |
| | **S$'000** | **S$'000** |
| **Current tax expense** | | |
| Current year | **125,311** | 150,715 |
| Over provided in prior years | **(43,161)** | (44,228) |
| | **82,150** | 106,487 |
| **Deferred tax expense** | | |
| Movements in temporary differences | **29,040** | 44,789 |
| Under provided in prior years | **19,761** | 2,469 |
| Change in tax rate | **–** | (17,981) |
| | **48,801** | 29,277 |
| Income tax expense | **130,951** | 135,764 |

**33. INCOME TAX EXPENSE** *(cont'd)*

**Reconciliation of effective tax rate**

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Profit for the year | 730,994 | 651,342 |
| Total income tax expense | 130,951 | 135,764 |
| Share of results of associates and joint ventures | (126,096) | (153,196) |
| Profit before share of results of associates and joint ventures, and income tax expense | 735,849 | 633,910 |
| | | |
| Income tax using Singapore tax rate of 18% | 132,453 | 114,103 |
| Effect of reduction in tax rates | – | (17,981) |
| Effect of different tax rates in other countries | 13,013 | 20,118 |
| Tax incentives and income not subject to tax | (27,924) | (12,189) |
| Expenses not deductible for tax purposes | 38,433 | 76,759 |
| Utilisation of tax benefits | (6,118) | (4,442) |
| Over provided in prior years | (23,400) | (41,759) |
| Deferred tax benefit not recognised | 8,241 | 990 |
| Others | (3,747) | 165 |
| Income tax expense | 130,951 | 135,764 |

On January 22, 2009, the Minister for Finance announced in his Budget speech that the corporate income tax rate will be reduced from 18% to 17% from the year of assessment 2010. The tax expense for the Company and its Singapore subsidiaries within the Group for the year ended December 31, 2008 have been computed at the rate of 18%, being the corporate income tax rate in effect as at that date.

**34. PROFIT FOR THE YEAR**

The following items have been included in arriving at profit for the year:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| **a. Staff costs** | | |
| Staff costs | 698,409 | 650,087 |
| Included in staff costs are: | | |
| Share-based payments | 31,253 | 26,237 |
| Contributions to: | | |
| – defined benefit plan | 3,302 | 4,338 |
| – defined contribution plan | 28,593 | 26,187 |

### 34. PROFIT FOR THE YEAR *(cont'd)*

| | Note | Group 2008 S$'000 | Group 2007 S$'000 |
|---|---|---|---|
| **b. Other expenses** | | | |
| Allowance made / (written back) for impairment losses | | | |
| – property, plant and equipment | 6 | **7,807** | 219 |
| – investments in subsidiaries | | **–** | 226 |
| – interests in associates | | **–** | 918 |
| – interests in joint ventures | | **–** | 560 |
| – interests in other investments | | **486** | (619) |
| – receivables | | **1,291** | (10,290) |
| – investment properties | 7 | **69** | 555 |
| – intangible assets | 16 | **–** | 110 |
| Allowance made / (written back) for: | | | |
| – inventory obsolescence | | **2,465** | (189) |
| – foreseeable losses on construction contracts | | **2,957** | 963 |
| Amortisation of intangible assets | 16 | **102** | 2,118 |
| Audit fees paid / payable | | | |
| – auditors of the Company | | **1,421** | 907 |
| – other auditors | | **614** | 1,409 |
| Non-audit fees paid / payable | | | |
| – auditors of the Company | | **119** | 151 |
| – other auditors | | **307** | 390 |
| Depreciation of property, plant and equipment, and investment properties | | **194,863** | 180,741 |
| Professional fee paid to directors or a firm in which a director is a member | | **97** | 632 |
| Operating lease expenses | | **18,623** | 18,081 |
| Property, plant and equipment written off | | **3,203** | 1,154 |
| Intangible assets written off | 16 | **100** | 3 |
| Bad debts written off | | **237** | 3,799 |
| **c. Non-operating income (net)** | | | |
| Net exchange loss | | **(19,564)** | (10,056) |
| Net change in fair value of derivative instruments | | **(36,668)** | 922 |
| Grants received | | | |
| – income related | | **83** | 67 |
| Gross dividend income | | **9,771** | 6,985 |
| Gain / (Loss) from disposal of | | | |
| – property, plant and equipment (net) | | **18,393** | 4,788 |
| – investment properties | | **–** | 5,125 |
| – subsidiaries | | **–** | 5,284 |
| – associates | | **–** | 46,865 |
| – joint ventures | | **35** | 261 |
| – other financial assets | | **(38,135)** | (72,320) |
| Interest income | | | |
| – associates and joint ventures | | **94** | – |
| – banks and others | | **35,772** | 46,709 |

## 34. PROFIT FOR THE YEAR *(cont'd)*

| | Note | Group 2008 S$'000 | Group 2007 S$'000 |
|---|---|---|---|
| **d. Material and unusual items included in:** | | | |
| **Non-operating income (net)** | | | |
| Gain on divestment of investments | | – | 276,557 |
| Foreign exchange losses arising from Unauthorised Transactions in a wholly-owned subsidiary of Sembcorp Marine Ltd | (i) | **(43,749)** | (302,922) |
| | | **(43,749)** | (26,365) |
| Income tax expense on material and unusual items above | | – | (49,517) |
| Net material and unusual items before minority interests | | **(43,749)** | (75,882) |
| Less: Minority interests | | **16,821** | 44,860 |
| | | **(26,928)** | (31,022) |

i. Arising from the various unauthorised foreign exchange transactions entered into previously by an employee of a subsidiary of the Company, Sembcorp Marine Ltd ("SCM"), for the account of one of its wholly-owned subsidiaries, Jurong Shipyard Pte Ltd ("JSPL"), S$302.9 million was charged to the income statement in 2007.

During the year, another S$43.7 million had been charged to the income statement following the full and final amicable settlement of BNP Paribas's claim of S$73.1 million, strictly on commercial basis.

Going forward, JSPL intends to recover the S$289.9 million paid to Societe Generale ("SG") in 2007 as JSPL's position is that the underlying transactions with SG are not valid and binding. If JSPL succeeds in doing so, there will be an inflow of funds to be recognised in the financial statements at that relevant point in time.

ii. Certain underbillings relating to prior years had been noted between two subsidiaries. No material impact on Group turnover and PATMI has arisen from this. Its net impact has been recognised in the current year, increasing profit attributable to minority interests and decreasing the profit attributable to the shareholders of the Company.

## 35. EARNINGS PER SHARE

### a. Basic earnings per share

Basic earnings per share is based on:

| | Group 2008 S$'000 | Group 2007 S$'000 |
|---|---|---|
| i. Profit attributable to shareholders of the Company | **507,061** | 526,217 |

| | No. of shares '000 | No. of shares '000 |
|---|---|---|
| ii. Weighted average number of ordinary shares: | | |
| Issued ordinary shares at beginning of the year | **1,783,783** | 1,770,178 |
| Effects of share options exercised | **2,767** | 9,254 |
| Effect of own shares held | **(7,635)** | – |
| Weighted average number of ordinary shares at the end of the year | **1,778,915** | 1,779,432 |

**35. EARNINGS PER SHARE** *(cont'd)*

**b. Diluted earnings per share**

Diluted earnings per share is based on:

| | Group | |
|---|---|---|
| | **2008** | **2007** |
| | **S$'000** | **S$'000** |
| i. Profit attributable to shareholders of the Company | **507,061** | 526,217 |

The weighted average number of ordinary shares adjusted for the unissued ordinary shares under the Share Option Plan was arrived at as follows:

| | **No. of shares** | **No. of shares** |
|---|---|---|
| | **'000** | **'000** |
| ii. Weighted average number of shares issued used in the calculation of basic earnings per share | **1,778,915** | 1,779,432 |
| Weighted average number of unissued ordinary shares from: | | |
| – share options | **12,363** | 20,468 |
| – performance shares | **3,774** | 3,505 |
| – restricted stocks | **5,576** | 3,165 |
| Number of shares that would have been issued at fair value | **(6,741)** | (7,748) |
| Weighted average number of ordinary shares | **1,793,887** | 1,798,822 |

For the purpose of calculating diluted earnings per ordinary share, the weighted average numbers of ordinary shares outstanding are adjusted for the effects of all dilutive potential ordinary shares. The Company has three categories of dilutive potential ordinary shares: share options, performance shares and restricted stocks.

For share options, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the year). The difference between the weighted average number of shares to be issued at the exercise prices under the options and the weighted average number of shares that would have been issued at the fair value based on assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration is added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to the profit attributable to shareholders of the Company.

For performance shares and restricted stocks, the weighted average number of ordinary shares in issue is adjusted as if all dilutive performance shares and restricted stocks are released. No adjustment is made to the profit attributable to shareholders of the Company.

## 36. DIVIDENDS AND CAPITAL DISTRIBUTION

Subject to the approval by the shareholders at the next Annual General Meeting, the directors have proposed a final ordinary one-tier tax exempt dividend of 11.0 cents (2007: one-tier tax exempt dividend of 15.0 cents) per share amounting to an estimated net dividend of S$195,467,000 (2007: S$266,890,000) in respect of the year ended December 31, 2008, based on the share capital as at that date.

The proposed dividend of 11.0 (2007:15.0) cents per share has not been included as a liability in the financial statements.

## 37. SIGNIFICANT ACQUISITIONS AND DISPOSALS

**Group**

There have been no other significant acquisitions and disposals of subsidiaries in 2007 and 2008.

**Company**

In January 2008, the Company entered into an internal restructuring with its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd, for the acquisition of the entire assets, liabilities and businesses of Sembcorp Utilities & Terminals ("SUT") and Propylene Purification Unit ("PPU") divisions, including their current employees. The assets and liabilities were transferred at net book value as at December 31, 2007.

The acquisition is accounted for using "as-if-pooling" method. No restatement was made to the comparatives.

The effect of the acquisition is set out below:

| | Note | Company S$'000 |
|---|---|---|
| **Non-current assets** | | |
| Property, plant and equipment | 6 | 447,256 |
| Long-term receivables and prepayments | | 1,059 |
| Intangible assets | 16 | 18,946 |
| | | **467,261** |
| **Current assets** | | |
| Inventories and work-in-progress | | 8,630 |
| Trade and other receivables | | 59,386 |
| Cash and cash equivalents | | 43,611 |
| | | **111,627** |
| **Total assets** | | **578,888** |
| **Non-current liabilities** | | |
| Deferred tax liabilities | 17 | 44,667 |
| Trade and other payables | | 4,087 |
| | | **48,754** |
| **Current liabilities** | | |
| Trade and other payables | | 67,748 |
| Provisions | 27 | 3,780 |
| | | **71,528** |
| **Total liabilities** | | **120,282** |
| **Net identificable assets acquired** | | **458,606** |

## 38. RELATED PARTIES

**Group**

**a. Related party transactions**

The Group had the following significant transactions with related parties during the year:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| **Related Corporations** | | |
| Sales | 165 | 13 |
| Purchases including rental | 2,470 | – |
| **Associates and Joint Ventures** | | |
| Sales | 41,251 | 39,376 |
| Purchases including rental | 21,542 | 255,737 |

**b. Compensation of key management personnel**

The Group considers the directors of the Company (including the Group President & Chief Executive Officer ("CEO") of the Company), the Group President & CEO of Sembcorp Marine Ltd, the President & Chief Operating Officer ("COO") of Sembcorp Marine Ltd, the Executive Chairman of Sembcorp Industrial Parks Ltd, the Executive Vice President of Sembcorp Utilities (UK) Limited, the Group Chief Financial Officer and the Executive Vice President of Group Business Development to be key management personnel in accordance with FRS 24 Related Party Disclosures. These persons have the authority and responsibility for planning, directing and controlling the activities of the Group.

The key management personnel compensation is as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Directors' fees and remuneration | 5,663 | 5,508 |
| Other key management personnel remuneration | 6,797 | 8,227 |
| | 12,460 | 13,735 |
| Fair value of share-based compensation | 5,408 | 5,956 |

Remuneration includes salary (which includes employer CPF, allowances, fees and other emoluments) and bonus (which includes AWS, discretionary bonus, performance targets bonus, performance shares and restricted stocks released during the year).

In addition to the above, the Company provides medical benefits to all employees including key management personnel.

The Group adopts an incentive compensation plan, which is tied to the creation of Economic Value Added ("EVA"), as well as to attainment of individual and Group performance goals for its key executives. A "bonus bank" is used to hold incentive compensation credited in any year. Typically, one-third of the available balance is paid out in cash each year, with the balance being carried forward to the following year. Such carried forward balances of the bonus bank may either be reduced or increased in future, based on the yearly EVA performance of the Group and its subsidiaries.

## 38. RELATED PARTIES *(cont'd)*

**Group** *(cont'd)*

**b. Compensation of key management personnel** *(cont'd)*

The fair value of share-based compensation relates to share options, performance shares and restricted stocks granted during the year. The amount charged to the income statement is determined in accordance with FRS 102 Share-based Payment.

**Company**

a. The Company has provided a corporate guarantee to a subsidiary, Sembcorp Cogen Pte Ltd ("SembCogen") which on January 15, 1999, entered into a long-term contract ("End User Agreement") with a fellow subsidiary, Sembcorp Gas Pte Ltd ("SembGas") to purchase natural gas over the period of 22 years.

   Under the End User Guarantee Agreement, the Company and one of its subsidiaries, Sembcorp Utilities Pte Ltd issued corporate guarantees in favour of SembGas for 70% and 30% respectively of SembCogen's obligations under the End User Agreement.

b. The Company has provided financial guarantees for the indebtedness of other companies within the Group; the Company considers these to be insurance arrangements and treats them as contingent liabilities. Details of the guarantees are set out in Note 40 to the financial statements.

## 39. FINANCIAL INSTRUMENTS

*Financial risk management objectives and policies*

The Group's activities expose it to market risk (including interest rate risk, foreign currency risk and price risk), credit risk and liquidity risk.

As part of the Group's Enterprise Risk Management framework, Group treasury policies and financial authority limits are documented and reviewed periodically. The policies set out the parameters for management of Group liquidity, counterparty risk, foreign exchange and derivative transactions and financing.

The Group utilises foreign exchange contracts, foreign exchange swaps, interest rate swaps, interest rate options, zero cost collars, contracts for difference and various financial instruments to manage exposures to interest rate, foreign exchange and commodity price risks arising from operating, financing and investment activities. Exposures to foreign currency risks are also hedged naturally by a matching sale or purchase of a matching asset or liability of the same currency and amount where possible. All such transactions must involve underlying assets or liabilities and no speculative transactions are allowed.

The financial authority limits seek to limit and mitigate transactional risks by setting out the threshold of approvals required for the entry into contractual obligations and investments.

**a. Market risk**

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and reduce market risk exposures within acceptable parameters.

*i. Interest rate risk*

The Group's policy is to maintain an efficient and optimal interest cost structure using a mix of fixed and variable rate debts and long-term and short-term borrowings.

The Group enters into interest rate swaps to reduce its exposure to interest rate volatility. In accordance with the Group's policy, the duration of such interest rate swaps must not exceed the tenor of the underlying debt.

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**a. Market risk** *(cont'd)*

*i. Interest rate risk (cont'd)*

*Effective interest rates and repricing analysis*

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates effective interest rates at balance sheet date and the periods in which they are repriced:

| | Note | Effective interest rate % | Within 1 year S$'000 | Between 1 to 5 years S$'000 | After 5 years S$'000 | Total S$'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| **2008** | | | | | | |
| **Financial assets** | | | | | | |
| Finance lease receivables | 14 | 4.25 | 3,374 | 18,025 | – | 21,399 |
| Balances with related parties | | 0.01 | 4,111 | – | – | 4,111 |
| Loan receivables | | 2.74 | 1,745 | – | – | 1,745 |
| Other receivables | | 4.39 | 19,226 | – | – | 19,226 |
| Fixed deposits and bank balances | | 3.17 | 1,926,781 | – | – | 1,926,781 |
| | | | 1,955,237 | 18,025 | – | 1,973,262 |
| **Financial liabilities** | | | | | | |
| Secured term loans: | | | | | | |
| – Floating rate loans | | 4.76 | (398,582) | (8,000) | – | (406,582) |
| – Effect of interest rate swaps | | (0.24) | 308,300 | (231,699) | (76,601) | – |
| Total secured term loans | | | (90,282) | (239,699) | (76,601) | (406,582) |
| | | | | | | |
| Unsecured term loans: | | | | | | |
| – Floating rate loans | | 2.13 | (202,905) | – | – | (202,905) |
| – Effect of interest rate swaps | | 1.00 | 200,000 | (200,000) | – | – |
| | | | (2,905) | (200,000) | – | (202,905) |
| – Fixed rate loans | | 2.48 | (49,763) | – | – | (49,763) |
| Medium-term notes | | 3.10 | (149,945) | – | – | (149,945) |
| Total unsecured term loans | 29 | | (202,613) | (200,000) | – | (402,613) |
| | | | | | | |
| Lease liabilities | 29 | 5.20 | (1,405) | (2,810) | – | (4,215) |
| Balances with related parties | | 5.39 | – | (7,651) | – | (7,651) |
| | | | (294,300) | (450,160) | (76,601) | (821,061) |

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**a. Market risk** *(cont'd)*

*i. Interest rate risk (cont'd)*

*Effective interest rates and repricing analysis (cont'd)*

| | Note | Effective interest rate % | Within 1 year S$'000 | Between 1 to 5 years S$'000 | After 5 years S$'000 | Total S$'000 |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| **2007** | | | | | | |
| **Financial assets** | | | | | | |
| Finance lease receivables | 14 | 4.25 | 15,551 | 14,401 | 6,999 | 36,951 |
| Balances with related parties | | 0.01 | 4,748 | – | – | 4,748 |
| Loan receivables | | 2.11 | 17,491 | – | – | 17,491 |
| Other receivables | | 4.04 | 23,908 | – | – | 23,908 |
| Fixed deposits and bank balances | | 3.03 | 1,230,463 | – | – | 1,230,463 |
| | | | 1,292,161 | 14,401 | 6,999 | 1,313,561 |
| **Financial liabilities** | | | | | | |
| Secured term loans: | | | | | | |
| – Floating rate loans | | 5.51 | (536,067) | – | – | (536,067) |
| – Effect of interest rate swaps | | 0.40 | 258,249 | (171,014) | (87,235) | – |
| | | | (277,818) | (171,014) | (87,235) | (536,067) |
| – Fixed rate loans | | 3.93 | (12,000) | (32,000) | – | (44,000) |
| Total secured term loans | | | (289,818) | (203,014) | (87,235) | (580,067) |
| | | | | | | |
| Unsecured term loans: | | | | | | |
| – Floating rate loans | | 3.19 | (204,015) | – | – | (204,015) |
| – Effect of interest rate swaps | | (0.08) | 200,000 | (200,000) | – | – |
| | | | (4,015) | (200,000) | – | (204,015) |
| – Fixed rate loans | | 4.53 | (253,504) | – | – | (253,504) |
| Medium-term notes | | 3.56 | (150,000) | (149,869) | – | (299,869) |
| Total unsecured term loans | 29 | | (407,519) | (349,869) | – | (757,388) |
| | | | | | | |
| Bank overdrafts | 29 | 5.00 | (889) | – | – | (889) |
| Lease liabilities | 29 | 5.51 | (1,248) | (1,716) | – | (2,964) |
| Balances with related parties | | 3.53 | (8) | (4,484) | – | (4,492) |
| | | | (699,482) | (559,083) | (87,235) | (1,345,800) |

*Sensitivity analysis*

It is estimated that a one percentage point change in interest rate at the reporting date would increase / (decrease) equity and profit before income tax by the following amounts. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**a. Market risk** *(cont'd)*

*i. Interest rate risk (cont'd)*

*Effective interest rates and repricing analysis (cont'd)*

| | Profit before income tax | | Equity | |
|---|---|---|---|---|
| | 100 bp Increase S$'000 | 100 bp Decrease S$'000 | 100 bp Increase S$'000 | 100 bp Decrease S$'000 |
| **Group** | | | | |
| **December 31, 2008** | | | | |
| Variable rate financial instruments | 1,401 | (1,401) | 17,659 | (17,659) |
| **December 31, 2007** | | | | |
| Variable rate financial instruments | 9,489 | (9,489) | 11,739 | (11,739) |

*Notional amount*

At December 31, 2008, the Group had interest rate swaps with an aggregate notional amount of S$544,030,000 (2007: S$691,308,000) whereby it receives a variable interest rate and pays a fixed rate interest ranging from 2.65% to 6.0% (2007: 2.78% to 5.95%) per annum on the notional amount. The Company classifies these interest rate swaps as cash flow hedges.

| | Effective interest rate % | Within 1 year S$'000 | Between 1 to 5 years S$'000 | Total S$'000 |
|---|---|---|---|---|
| **Company** | | | | |
| **2008** | | | | |
| **Financial assets** | | | | |
| Balances with related parties | 2.17 | 178 | – | 178 |
| Fixed deposits and bank balances | 0.66 | 45,541 | – | 45,541 |
| | | 45,719 | – | 45,719 |
| **Financial liabilities** | | | | |
| Balances with related parties | 2.12 | (206,198) | (458,734) | (664,932) |

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**a. Market risk** *(cont'd)*

*i. Interest rate risk (cont'd)*

*Effective interest rates and repricing analysis (cont'd)*

| | Effective interest rate % | Within 1 year S$'000 | Between 1 to 5 years S$'000 | Total S$'000 |
|---|---|---|---|---|
| **Company** | | | | |
| **2007** | | | | |
| **Financial assets** | | | | |
| Balances with related parties | 4.45 | 535 | – | 535 |
| Fixed deposits and bank balances | 1.82 | 189,470 | – | 189,470 |
| | | 190,005 | – | 190,005 |
| **Financial liabilities** | | | | |
| Unsecured term loans: | | | | |
| – Fixed rate loans | 4.12 | (150,000) | – | (150,000) |
| Balances with related parties | 2.59 | (190,000) | – | (190,000) |
| | | (340,000) | – | (340,000) |

| | Profit before income tax | | Equity | |
|---|---|---|---|---|
| | 100 bp Increase S$'000 | 100 bp Decrease S$'000 | 100 bp Increase S$'000 | 100 bp Decrease S$'000 |
| **Company** | | | | |
| **December 31, 2008** | | | | |
| Variable rate financial instruments | (3,956) | 3,956 | – | – |
| **December 31, 2007** | | | | |
| Variable rate financial instruments | –* | –* | – | – |

* Amount less than S$1,000.

*ii. Foreign currency risk*

The Group operates globally and is exposed to foreign currency exchange rate volatility primarily for United States dollars ("USD"), pounds sterling ("GBP"), euros ("EURO"), Australian dollars ("AUD") and Chinese renminbi ("RMB") on sales and purchases of assets and liabilities, which arise from the daily course of operations. Such risks are hedged either by forward foreign exchange contracts in respect of actual or forecasted currency exposures which are reasonably certain or hedged naturally by a matching sale or purchase of a matching asset or liability of the same currency and amount.

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**a. Market risk** *(cont'd)*

*ii. Foreign currency risk (cont'd)*

The Group's exposure to foreign currencies is as follows:

| | SGD | USD | GBP | EURO | Others |
|---|---|---|---|---|---|
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **Group** | | | | | |
| **2008** | | | | | |
| **Financial assets** | | | | | |
| Cash and cash equivalents | 98,220 | 928,866 | 98 | 71,687 | 12,088 |
| Trade and other receivables | 14,239 | 339,173 | 5,205 | 27,535 | 10,964 |
| Other financial assets | – | 2,365 | – | (23) | 1,990 |
| | 112,459 | 1,270,404 | 5,303 | 99,199 | 25,042 |
| **Financial liabilities** | | | | | |
| Trade and other payables* | 101,965 | 273,561 | 3,875 | 44,655 | 8,881 |
| Interest-bearing borrowings | – | 139,235 | 1,912 | – | 1,937 |
| | 101,965 | 412,796 | 5,787 | 44,655 | 10,818 |
| Net financial assets / (liabilities) | 10,494 | 857,608 | (484) | 54,544 | 14,224 |

| | SGD | USD | GBP | EURO | Others |
|---|---|---|---|---|---|
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **2007** | | | | | |
| **Financial assets** | | | | | |
| Cash and cash equivalents | 41,217 | 305,687 | 37,924 | 114,767 | 22,335 |
| Trade and other receivables | 15,366 | 134,976 | 125 | 4,975 | 20,105 |
| Other financial assets | – | 69,847 | – | – | 15,291 |
| | 56,583 | 510,510 | 38,049 | 119,742 | 57,731 |
| **Financial liabilities** | | | | | |
| Trade and other payables* | 169,239 | 208,659 | 40,141 | 48,108 | 19,248 |
| Interest-bearing borrowing | – | 66,171 | – | – | 11,567 |
| | 169,239 | 274,830 | 40,141 | 48,108 | 30,815 |
| Net financial (liabilities) / assets | (112,656) | 235,680 | (2,092) | 71,634 | 26,916 |

* Excludes share of net liability of an associate

**Company**

The Company's financial assets and liabilities are predominantly denominated in Singapore dollars at balance sheet dates.

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**a. Market risk** *(cont'd)*

*ii. Foreign currency risk (cont'd)*

*Notional amount*

At the balance sheet date, the Group had foreign exchange contracts with the following notional amounts:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | Notional amount | Notional amount |
| | S$'000 | S$'000 |
| Foreign exchange forward contracts | 2,980,835 | 915,499 |
| Foreign exchange swap agreements | 175,811 | 107,287 |
| | 3,156,646 | 1,022,786 |

*Sensitivity analysis*

A 10% strengthening of the following currencies against the functional currencies of the Company and its subsidiaries at the balance sheet date would have increased / (decreased) equity and profit before income tax by the amounts shown below. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

| | Group | |
|---|---|---|
| | Equity | Profit before income tax |
| | S$'000 | S$'000 |
| **2008** | | |
| SGD | 6,106 | 63,485 |
| USD | 202,810 | 44,577 |
| EURO | 517 | 5,858 |
| Others | (198) | 1,192 |
| **2007** | | |
| SGD | – | 11,266 |
| USD | 39,869 | (54,262) |
| EURO | 1,608 | 7,163 |
| Others | – | 2,483 |

A 10% weakening of the above currencies against the functional currencies of the Company and its subsidiaries at the balance sheet date would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**a. Market risk** *(cont'd)*

*iii. Price risk*

*Equity securities price risk*

The Group is exposed to equity securities price risk because of the investments held by the Group which are classified on the consolidated balance sheet either as available-for-sale or at fair value through profit or loss.

*Sensitivity analysis*

If prices for equity securities increase by 10% with all other variables held constant, the increase in equity and profit before income tax will be:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Equity | **14,605** | 70,102 |
| Profit before income tax | **3** | 7 |

A 10% decrease in the underlying equity prices would have had the equal but opposite effect to the amounts shown above. The analysis is performed on the same basis for 2007 and assumes that all other variables remain constant.

*Commodity risk*

The Group hedges against fluctuations in commodity prices that affect revenue and cost. Exposures are managed via swaps, options, contracts for difference, fixed price and forward contracts.

Contracts for differences are entered into with a counterparty at a strike price, with or without fixing the quantity upfront, to hedge against adverse price movements on the sale of electricity. Naphtha swaps are entered into for fixed quantity to hedge revenue indexed to naphtha. Exposure to price fluctuations arising on the purchase of fuel is managed via fuel oil swaps where the price of fuel is indexed to a benchmark fuel price index, for example Singapore High Sulphur Fuel Oil ("HSFO") 180 CST fuel oil.

For precious metal commodities, such as gold, exposures to fluctuations in price are hedged through the use of forward contracts or options that fix the purchases at an agreed price. The quantum of commitment is based on actual or forecasted requirements.

*Sensitivity analysis*

If prices for commodities increase by 10% with all other variables held constant, the increase in equity and profit before income tax will be:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Equity | **4,637** | 15,178 |
| Profit before income tax | **–** | 559 |

A 10% decrease in the prices for commodities would have had the equal but opposite effect to the amounts shown above. The analysis is performed on the same basis for 2007 and assumes that all other variables remain constant.

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**a. Market risk** *(cont'd)*

*iii. Price risk*

*Notional amount*

At the balance sheet date, the Group had financial instruments with the following notional contract amounts:

| | 2008 Notional amount S$'000 | 2007 Notional amount S$'000 |
|---|---|---|
| **Group** | | |
| Fuel oil swap agreements | **199,483** | 155,682 |
| Power swap contracts | **116,053** | 95,856 |
| Commodity contracts | **–** | 6,775 |
| | **315,536** | 258,313 |

**b. Credit risk**

The Group monitors its exposure to credit risks arising from sales to trade customers on an on-going basis, and credit evaluations are done on customers that require credit. The credit quality of customers is assessed after taking into account its financial position and past experience with the customers.

The Group only deals with pre-approved customers and financial institutions with good credit rating. To minimise the Group's counterparty risk, the Group enters into derivative transactions only with creditworthy institutions. Cash and fixed deposits are placed in banks and financial institutions with good credit rating.

As the Group and the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

The Group's and the Company's maximum exposure to credit risk for loans and receivables at the balance sheet date is as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 S$'000 | 2007 S$'000 | 2008 S$'000 | 2007 S$'000 |
| **By business activity** | | | | |
| Utilities | **527,117** | 580,889 | **38,381** | – |
| Marine | **575,379** | 543,899 | **–** | – |
| Environment | **36,524** | 41,174 | **–** | – |
| Industrial parks | **5,150** | 10,640 | **–** | – |
| Others | **32,149** | 40,085 | **4,791** | 23,386 |
| | **1,176,319** | 1,216,687 | **43,172** | 23,386 |

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**b. Credit risk** *(cont'd)*

The age analysis of current trade and other receivables is as follows:

| | Gross 2008 S$'000 | Impairment 2008 S$'000 | Gross 2007 S$'000 | Impairment 2007 S$'000 |
|---|---|---|---|---|
| **Group** | | | | |
| Not past due | 752,178 | 8,343 | 849,454 | 1,075 |
| Past due 0 to 3 months | 79,483 | 2,840 | 80,284 | 562 |
| Past due 3 to 6 months | 17,779 | 2,582 | 46,019 | 892 |
| Past due 6 to 12 months | 9,128 | 1,009 | 31,352 | 1,562 |
| More than 1 year | 53,842 | 23,904 | 80,451 | 36,568 |
| | 912,410 | 38,678 | 1,087,560 | 40,659 |
| **Company** | | | | |
| Not past due | 32,457 | – | 670 | – |
| Past due 0 to 3 months | 3,054 | – | 15,232 | – |
| Past due 3 to 6 months | 1,292 | – | 2,036 | – |
| Past due 6 to 12 months | 606 | – | 3,073 | – |
| More than 1 year | 691 | 247 | 1,162 | 60 |
| | 38,100 | 247 | 22,173 | 60 |

Movements in the allowance for impairment of current and non-current trade and other receivables are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 S$'000 | 2007 S$'000 | 2008 S$'000 | 2007 S$'000 |
| Balance at beginning of the year | 57,985 | 87,046 | 60 | 60 |
| Currency translation difference | (686) | (129) | – | – |
| Allowance made | 11,546 | 2,893 | 187 | – |
| Allowance utilised | (4,355) | (16,673) | – | – |
| Allowance written back | (10,255) | (13,183) | – | – |
| Acquisition of subsidiaries | – | (53) | – | – |
| Disposal of subsidiaries | (897) | (1,916) | – | – |
| Balance at end of the year | 53,338 | 57,985 | 247 | 60 |

The allowance account in respect of trade and other receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible. At that point, the financial asset is considered irrecoverable and the amount charged to the allowance account is written against the carrying amount of the impaired financial asset.

### 39. FINANCIAL INSTRUMENTS *(cont'd)*

**c. Liquidity risk**

The Group manages its liquidity risk with the view to maintaining a healthy level of cash and cash equivalents appropriate to the operating environment and expected cash flows of the Group. Liquidity requirements are maintained within the credit facilities established and are adequate and available to the Group to meet its obligations.

The table below analyses the maturity profile of the Group's and the Company's financial liabilities (including derivative financial liabilities) based on expected contractual undiscounted cash inflows / (outflows), including interest payments and excluding the impact of netting agreements:

| | | Cash Flows | | | |
|---|---|---|---|---|---|
| | Carrying amount S$'000 | Contractual cash flow S$'000 | Less than 1 year S$'000 | Between 1 and 5 years S$'000 | Over 5 years S$'000 |
| **Group** | | | | | |
| **2008** | | | | | |
| **Derivatives** | | | | | |
| Derivative financial liabilities | 231,826 | | | | |
| – inflow | | 2,958,465 | 2,246,599 | 711,866 | – |
| – outflow | | (3,188,897) | (2,417,282) | (771,202) | (413) |
| Derivative financial assets | (4,261) | | | | |
| – inflow | | 156,629 | 156,629 | – | – |
| – outflow | | (152,368) | (152,368) | – | – |
| **Non-derivative financial liabilities** | | | | | |
| Trade and other payables* | 2,272,217 | (2,273,268) | (2,260,683) | (12,585) | – |
| Interest-bearing borrowings | 808,318 | (840,870) | (301,407) | (450,008) | (89,455) |
| | 3,308,100 | (3,340,309) | (2,728,512) | (521,929) | (89,868) |
| **2007** | | | | | |
| **Derivatives** | | | | | |
| Derivative financial liabilities | 31,212 | | | | |
| – inflow | | 218,737 | 198,479 | 20,258 | – |
| – outflow | | (252,313) | (228,799) | (23,466) | (48) |
| Derivative financial assets | (15,319) | | | | |
| – inflow | | 789,983 | 784,607 | 5,376 | – |
| – outflow | | (775,080) | (770,218) | (4,862) | – |
| **Non-derivative financial liabilities** | | | | | |
| Trade and other payables* | 2,174,903 | (2,174,903) | (2,164,864) | (10,039) | – |
| Bank overdrafts | 889 | (889) | (889) | – | – |
| Interest-bearing borrowings | 1,332,791 | (1,400,733) | (568,279) | (647,201) | (185,253) |
| | 3,524,476 | (3,595,198) | (2,749,963) | (659,934) | (185,301) |

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**c. Liquidity risk** *(cont'd)*

| | | Cash Flows | | |
|---|---|---|---|---|
| | Carrying amount S$'000 | Contractual cash flow S$'000 | Less than 1 year S$'000 | Between 1 and 5 years S$'000 |
| **Company** | | | | |
| **2008** | | | | |
| Trade and other payables* | 774,713 | (834,605) | (327,976) | (506,629) |
| **2007** | | | | |
| Trade and other payables* | 249,183 | (249,183) | (249,183) | – |
| Interest-bearing borrowings | 150,000 | (153,103) | (153,103) | – |
| | 399,183 | (402,286) | (402,286) | – |

* Excludes deposits, advance payments from customers and share of net liability of an associate

The following table indicates the periods in which the cash flow associated with derivatives that are cash flow hedges are expected to impact the income statement.

| | | Cash Flows | | | |
|---|---|---|---|---|---|
| | Carrying amount S$'000 | Contractual cash flow S$'000 | Less than 1 year S$'000 | Between 1 and 5 years S$'000 | Over 5 years S$'000 |
| **Group** | | | | | |
| **2008** | | | | | |
| Derivative financial liabilities | 228,200 | | | | |
| – inflow | | 2,849,920 | 2,138,054 | 711,866 | – |
| – outflow | | (3,076,726) | (2,305,111) | (771,202) | (413) |
| Derivative financial assets | (27,330) | | | | |
| – inflow | | 94,605 | 94,605 | – | – |
| – outflow | | (67,275) | (67,275) | – | – |
| | 200,870 | (199,476) | (139,727) | (59,336) | (413) |
| **2007** | | | | | |
| Derivative financial liabilities | 28,633 | | | | |
| – inflow | | 180,316 | 160,058 | 20,258 | – |
| – outflow | | (211,477) | (187,963) | (23,466) | (48) |
| Derivative financial assets | (60,301) | | | | |
| – inflow | | 60,685 | 54,263 | 6,422 | – |
| – outflow | | – | – | – | – |
| | (31,668) | 29,524 | 26,358 | 3,214 | (48) |

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**d. Estimation of fair values**

*Securities*

The fair value of financial assets at fair value through profit or loss, and available-for-sale financial assets, is based on quoted market prices (bid price) at the balance sheet date without any deduction for transaction costs. If the market for a quoted financial asset is not active, and for unquoted financial assets, the Group establishes fair value by using valuation techniques.

*Derivatives*

Forward exchange contracts are either marked to market using listed market prices at the balance sheet date or, if a listed market price is not available, the fair value is estimated by discounting the difference between the contractual forward price and the current spot rate.

The fair value of interest rate swaps, based on current interest rates curves, is the estimated amount that the Group is expected to receive or pay to terminate the swap with the swap counterparties at the balance sheet date.

The fair value of fuel oil swaps contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward fuel oil price.

Contracts for differences are accounted for based on the difference between the contracted price entered into with the counterparty and the reference price. The fair value of contracts for differences cannot be reliably measured as the financial instrument does not have quoted market prices in an active market. The gains and losses for contracts for differences are taken to the income statement upon settlement.

The electricity forward sale with option to buyback contracts is entered into with a single counterparty for a fixed volume and its fair value is determined based on forward sale and forecasted spot purchase prices quoted in the market as at balance sheet date.

*Non-derivative financial liabilities*

Fair values are calculated based on discounted expected future principal and interest cash flows at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

*Other financial assets and liabilities*

The carrying amounts of financial assets and liabilities with a maturity of less than one year (including trade and other receivables, cash and cash equivalents, and trade and other payables) are assumed to approximate their fair values because of the short period to maturity. All other financial assets and liabilities are discounted to determine their fair values.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market-related rate for a similar instrument at the balance sheet date. Where other pricing models are used, inputs are based on market-related data at the balance sheet date.

**39. FINANCIAL INSTRUMENTS** *(cont'd)*

**e. Financial instruments not carried at fair value**

The aggregate net fair values of recognised financial assets and liabilities which are not carried at fair value in the balance sheet as at December 31 are represented in the following table:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Carrying amount S$'000 | Fair value S$'000 | Carrying amount S$'000 | Fair value S$'000 |
| **Group** | | | | |
| **Financial liabilities** | | | | |
| Medium-term notes | **(149,945)** | **(149,945)** | (299,869) | (297,810) |
| Term loans | **(20,000)** | **(20,000)** | (32,000) | (33,620) |
| Unrecognised gain | | **–** | | 439 |
| **Company** | | | | |
| **Financial liabilities** | | | | |
| Medium-term notes | **–** | **–** | (150,000) | (150,000) |
| Unrecognised loss | | **–** | | – |

The fair value of the medium-term notes is based on their listed market prices.

**f. Capital management**

The Group aims to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development and growth of its businesses, while at the same time maintaining an appropriate dividend policy to reward shareholders. The Group monitors Economic Value Added attributable to shareholders, which the Group defines as net operating profit after tax less capital charge excluding minority interests. Management also monitors the level of dividends to ordinary shareholders.

The Group seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The Group records a net cash position as at December 31, 2008 (2007: net gearing ratio of 0.01).

**40. CONTINGENT LIABILITIES (UNSECURED)**

**Group**

| | | Group | |
|---|---|---|---|
| | Note | 2008 S$'000 | 2007 S$'000 |
| Outstanding litigation | | **–** | 73,117 |
| Guarantees given to banks to secure banking facilities provided to: | | | |
| – Associates and joint ventures | (a) | **–** | 197,209 |
| – Others | | **7,441** | – |
| Performance guarantees granted for contracts awarded to the Group (including guarantees granted on behalf of associates and joint ventures) | | **238,596** | 35,057 |

## 40. CONTINGENT LIABILITIES (UNSECURED) *(cont'd)*

**Group** *(cont'd)*

a. In consideration of a consortium of banks making available to Emirates Sembcorp Water & Power Company P.J.S.C ("ESWPC") (a private joint stock company incorporated under the laws of the United Arab Emirates and the Emirate of Fujairah) a US$220 million equity bridge loan facility ("EBL"), Sembcorp Utilities Pte Ltd ("SCU") guarantees the payment of its proportionate 40% share of the sums relating to the EBL by ESWPC to the banks. The aggregate liability of SCU, including outstanding interest, shall not exceed an amount of US$90.6 million.

   Additionally, in consideration of the contracting banks entering into interest rate swap hedging agreements relating to the EBL ("EBH") with ESWPC, SCU guarantees its proportionate 40% share of the amounts falling due on the EBH, payable by ESWPC to the banks. The aggregate liability of SCU shall not exceed an amount of US$6.5 million. The maturity date for these hedging agreements is on February 1, 2009.

   At balance sheet date, as the Group has provided the guarantee, the Group has accordingly taken up its share of the net liability of an ESWPC of S$139.6 million (2007: S$49.3 million).

b. A Wayleave Agreement was entered into between SembGas and the Government of Singapore with respect to certain pipelines where SembGas would indemnify the Government of Singapore against all claims, actions, demands, proceedings, liabilities, damages, costs and expenses arising out of or in connection with any occurrence during the use, maintenance or operations of these pipelines. No such claim has arisen to date.

c. A subsidiary, Sembcorp Air Products (Hyco) Pte Ltd's ("SembAP") Synthesis Gas and Hydrogen Plant had an unplanned shutdown from June 26, 2008 to August 4, 2008 which gave rise to a claim by its main customer for termination based on non-supply of synthesis gas and hydrogen during this period. SembAP is disputing the claim on the basis that the shutdown was an event of force majeure and accordingly no provision has been made for the claim pending resolution of the dispute.

**Company**

a. The Company has provided guarantees to banks to secure banking facilities provided to a wholly-owned subsidiary, Sembcorp Financial Services Pte Ltd. These financial guarantee contracts are accounted for as insurance contracts.

   The principal risk to which the Company is exposed is credit risk in connection with the guarantee contracts it has issued. The credit risk represents the loss that would be recognised upon a default by the parties to which the guarantees were given on behalf of. To mitigate these risks, management continually monitors the risks and has established processes including performing credit evaluations of the parties it is providing the guarantee on behalf of.

   There are no terms and conditions attached to the guarantee contracts that would have a material effect on the amount, timing and uncertainty of the Company's future cash flows.

   Estimates of the Company's obligation arising from financial guarantee contracts may be affected by future events, which cannot be predicted with any certainty. The assumptions made may well vary from actual experience so that the actual liability may vary considerably from the best estimates. As of balance sheet date, there is no provision made in respect of the obligations.

**40. CONTINGENT LIABILITIES (UNSECURED)** *(cont'd)*

**Company** *(cont'd)*

a. Intra-group financial guarantees comprise guarantees granted by the Company to banks in respect of banking facilities amounting to S$1,239 million (2007: S$1,265 million), of which S$200 million was drawn down as at balance sheet dates. The periods in which the financial guarantees expire are as follows:

| | Company | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Less than 1 year | 1,239,063 | 1,064,922 |
| Between 1 to 5 years | – | 200,000 |
| | 1,239,063 | 1,264,922 |

b. The Company has provided a corporate guarantee to a subsidiary, SembCogen which entered into a long-term contract ("End User Agreement") with a fellow subsidiary, SembGas to purchase natural gas over the period of 22 years with effect from 1999.

Under the End User Guarantee Agreement, the Company and one of its subsidiaries, Sembcorp Utilities Pte Ltd, issued corporate guarantees in favour of SembGas for 70% and 30% respectively of SembCogen's obligations under the End User Agreement.

**41. COMMITMENTS**

Commitments not provided for in the financial statements are as follows:

| | Group | |
|---|---|---|
| | 2008 | 2007 |
| | S$'000 | S$'000 |
| Capital expenditure for: | | |
| – Commitments in respect of contracts placed | 56,502 | 56,961 |
| – Amounts approved by directors but not contracted | 121,988 | 122,720 |
| – Uncalled capital and commitments to subscribe for additional shares in investments | 137,870 | 123,220 |
| | 316,360 | 302,901 |

At the balance sheet date, commitments in respect of payments for non-cancellable operating leases with a term of more than one year are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | S$'000 | S$'000 | S$'000 | S$'000 |
| Lease payments due: | | | | |
| Within 1 year | 24,447 | 25,774 | 6,213 | 808 |
| Between 1 and 5 years | 40,696 | 49,462 | 18,019 | – |
| After 5 years | 79,629 | 84,430 | 36,260 | – |
| | 144,772 | 159,666 | 60,492 | 808 |

**41. COMMITMENTS** *(cont'd)*

i. On January 15, 1999, Sembcorp Gas Pte Ltd ("SembGas") entered into a long-term Gas Sales Agreement to purchase natural gas over a period of 22 years. SembGas also entered into agreements with certain customers for the on-sale of this gas, which agreements incorporated provisions, which specifically deal with, inter-alia, SembGas' liability for shortfalls in deliveries of gas and relief from such liability in certain circumstances.

ii. On April 15, 2008, SembGas entered into another agreement (which agreement became unconditional and effective as of October 31, 2008) to import natural gas over a period of 15 years, with first delivery of gas targeted to take place between 2010 and 2011.

The Group leases out its investment properties. Non-cancellable operating lease rentals are receivable as follows:

| | Group | |
|---|---|---|
| | **2008** | **2007** |
| | **S$'000** | **S$'000** |
| Lease receivable: | | |
| Within 1 year | **3,097** | 2,484 |
| Between 1 and 5 years | **4,848** | 3,952 |
| | **7,945** | 6,436 |

**42. SEGMENT REPORTING**

Segment information is presented in respect of the Group's business and geographical segments. The business segments are based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on mutually agreed terms.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

**a. Business Segments**

The Group comprises the following main business segments:

The Utilities segment's principal activities are in provision of centralised utilities, energy and water. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, the United Kingdom, China, Vietnam and the United Arab Emirates.

The Marine segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

The Environment segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

The Industrial Parks segment owns, develops, markets and manages industrial parks and townships in Asia.

Others / Corporate segment comprises businesses relating to minting, design and construction activities, offshore engineering and the corporate companies.

**b. Geographical Segments**

The Group operates in three principal geographical areas, Singapore, Europe and the Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

**42. SEGMENT REPORTING** *(cont'd)*

a. *Business Segments*

| | Utilities | Marine | Environment | Industrial Parks | Others / Corporate | Elimination | Total |
|---|---|---|---|---|---|---|---|
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **2008** | | | | | | | |
| **Turnover** | | | | | | | |
| External sales | 4,477,509 | 5,061,032 | 213,762 | 16,233 | 159,877 | – | 9,928,413 |
| Inter-segment sales | 38,912 | 2,916 | 3,038 | 2,618 | 26,177 | (73,661) | – |
| **Total** | 4,516,421 | 5,063,948 | 216,800 | 18,851 | 186,054 | (73,661) | 9,928,413 |
| **Results** | | | | | | | |
| Segment results | 289,866 | 467,031 | (9,819) | 7,575 | (10,169) | – | 744,484 |
| Interest income | 10,263 | 25,130 | 221 | 1,329 | 28,670 | (29,841) | 35,772 |
| Interest expense | (40,725) | (11,370) | (2,366) | 609 | (20,396) | 29,841 | (44,407) |
| | 259,404 | 480,791 | (11,964) | 9,513 | (1,895) | – | 735,849 |
| Share of results of associates | 568 | 55,304 | 16,590 | 8,410 | – | – | 80,872 |
| Share of results of joint ventures | 15,920 | 8,174 | – | 18,753 | 2,377 | – | 45,224 |
| | 275,892 | 544,269 | 4,626 | 36,676 | 482 | – | 861,945 |
| Income tax (expense) / credit | (46,655) | (91,937) | (877) | (460) | 8,978 | – | (130,951) |
| Minority interests | (28,925) | (188,641) | (1,618) | (4,667) | (82) | – | (223,933) |
| **Profit for the year** | 200,312 | 263,691 | 2,131 | 31,549 | 9,378 | – | 507,061 |
| **Assets** | | | | | | | |
| Segment assets | 2,865,194 | 4,331,584 | 162,884 | 195,780 | 941,664 | (1,170,313) | 7,326,793 |
| Interests in associates | 5 | 249,086 | 43,139 | 272,158 | – | – | 564,388 |
| Interests in joint ventures | 110,387 | 36,409 | 1,097 | 74,854 | 58,069 | – | 280,816 |
| Tax assets | 24,504 | 14,129 | 4,730 | 14,809 | 236,941 | – | 295,113 |
| **Total assets** | 3,000,090 | 4,631,208 | 211,850 | 557,601 | 1,236,674 | (1,170,313) | 8,467,110 |
| **Liabilities** | | | | | | | |
| Segment liabilities | 1,824,956 | 3,018,813 | 80,586 | 33,641 | 892,728 | (1,170,313) | 4,680,411 |
| Tax liabilities | 218,466 | 232,510 | 6,880 | 14,537 | 49,449 | – | 521,842 |
| **Total liabilities** | 2,043,422 | 3,251,323 | 87,466 | 48,178 | 942,177 | (1,170,313) | 5,202,253 |
| **Capital expenditure** | 251,870 | 104,097 | 7,345 | 849 | 3,982 | – | 368,143 |
| **Significant non-cash items** | | | | | | | |
| Depreciation and amortisation | 106,742 | 71,578 | 9,554 | 1,962 | 5,233 | – | 195,069 |
| Other non-cash items (including provisions, loss on disposal and exchange differences) | 8,158 | 97,531 | 462 | 4,681 | 793 | – | 111,625 |

## 42. SEGMENT REPORTING *(cont'd)*

*a. Business Segments (cont'd)*

| | Utilities S$'000 | Marine S$'000 | Environment S$'000 | Industrial Parks S$'000 | Others / Corporate S$'000 | Elimination S$'000 | Total S$'000 |
|---|---|---|---|---|---|---|---|
| **2007** | | | | | | | |
| **Turnover** | | | | | | | |
| External sales | 3,736,082 | 4,511,582 | 205,074 | 23,335 | 142,705 | – | 8,618,778 |
| Inter-segment sales | 29,506 | 1,541 | 2,415 | 2,502 | 4,522 | (40,486) | – |
| **Total** | 3,765,588 | 4,513,123 | 207,489 | 25,837 | 147,227 | (40,486) | 8,618,778 |
| **Results** | | | | | | | |
| Segment results | 302,056 | 277,002 | 1,680 | 55,418 | 4,970 | – | 641,126 |
| Interest income | 16,901 | 21,486 | 725 | 3,349 | 28,134 | (23,886) | 46,709 |
| Interest expense | (40,940) | (13,692) | (2,275) | – | (20,904) | 23,886 | (53,925) |
| | 278,017 | 284,796 | 130 | 58,767 | 12,200 | – | 633,910 |
| Share of results of associates | 2,289 | 68,133 | 16,946 | 9,485 | – | – | 96,853 |
| Share of results of joint ventures | 23,980 | 5,515 | (1,868) | 19,631 | 9,085 | – | 56,343 |
| | 304,286 | 358,444 | 15,208 | 87,883 | 21,285 | – | 787,106 |
| Income tax (expense) / credit | (59,160) | (103,929) | (1,199) | (10,124) | 38,648 | – | (135,764) |
| Minority interests | (14,899) | (104,152) | (364) | (5,055) | (655) | – | (125,125) |
| **Profit for the year** | 230,227 | 150,363 | 13,645 | 72,704 | 59,278 | – | 526,217 |
| **Assets** | | | | | | | |
| Segment assets | 2,952,750 | 4,250,332 | 211,662 | 201,623 | 695,349 | (641,074) | 7,670,642 |
| Interests in associates | 5 | 193,368 | 54,929 | 267,185 | – | – | 515,487 |
| Interests in joint ventures | 119,817 | 28,020 | 1,097 | 69,528 | 51,927 | – | 270,389 |
| Tax assets | 36,544 | 5,086 | 3,468 | 13,453 | 194,263 | – | 252,814 |
| **Total assets** | 3,109,116 | 4,476,806 | 271,156 | 551,789 | 941,539 | (641,074) | 8,709,332 |
| **Liabilities** | | | | | | | |
| Segment liabilities | 1,714,207 | 2,469,233 | 124,765 | 36,521 | 620,979 | (641,074) | 4,324,631 |
| Tax liabilities | 243,449 | 287,809 | 4,910 | 17,802 | 702 | – | 554,672 |
| **Total liabilities** | 1,957,656 | 2,757,042 | 129,675 | 54,323 | 621,681 | (641,074) | 4,879,303 |
| **Capital expenditure** | 324,125 | 106,764 | 25,434 | 185 | 3,142 | – | 459,650 |
| **Significant non-cash items** | | | | | | | |
| Depreciation and amortisation | 102,672 | 64,441 | 7,291 | 2,800 | 5,655 | – | 182,859 |
| Other non-cash items (including provisions, loss on disposal and exchange differences) | 5,591 | 10,293 | 1,052 | 8,380 | 3,037 | – | 28,353 |

**42. SEGMENT REPORTING** *(cont'd)*

*b. Geographical Segments*

| | Singapore | Rest of Asia | Europe | Others | Consolidated |
|---|---|---|---|---|---|
| | S$'000 | S$'000 | S$'000 | S$'000 | S$'000 |
| **2008** | | | | | |
| Revenue from external customers | 5,415,489 | 1,691,070 | 2,194,717 | 627,137 | 9,928,413 |
| Total assets | 6,843,700 | 959,358 | 633,638 | 30,414 | 8,467,110 |
| Segment assets | 6,335,017 | 338,649 | 622,713 | 30,414 | 7,326,793 |
| Capital expenditure | 187,166 | 118,328 | 62,465 | 184 | 368,143 |
| **2007** | | | | | |
| Revenue from external customers | 4,176,229 | 1,139,538 | 3,019,328 | 283,683 | 8,618,778 |
| Total assets | 6,878,175 | 849,204 | 928,626 | 53,327 | 8,709,332 |
| Segment assets | 6,411,462 | 297,798 | 910,273 | 51,109 | 7,670,642 |
| Capital expenditure | 245,588 | 63,698 | 149,937 | 427 | 459,650 |

**43. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS**

Estimates, assumptions concerning the future and judgements are made in the preparation of the financial statements. They affect the application of the Group's accounting policies, reported amounts of assets, liabilities, income and expenses, and disclosures made. They are assessed on an on-going basis and are based on experience and relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

***Key sources of estimation uncertainty***

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Information on other significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:

**a. Impairment of goodwill**

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. Information about the assumptions and their risk factors relating to goodwill impairment are disclosed in Note 16.

**b. Income taxes**

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income taxes and deferred tax provisions in the period in which such determination is made.

## 43. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS *(cont'd)*

**c. Pension assumptions**

The Group has decided on certain principal actuarial assumptions, as detailed in Note 28, in estimating its pension liability as at the balance sheet date. If there were adverse changes to these actuarial assumptions, then the Group's unrecognised actuarial losses would increase with the risk that they would fall outside the corridor and would need to be recognised in the income statement.

**d. Depreciation of property, plant and equipment**

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Management estimates the useful lives of these property, plant and equipment to be within 1 to 60 years. The carrying amount of the Group's property, plant and equipment are set out in Note 6. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

***Critical accounting judgements in applying the Group's accounting policies***

In the process of applying the Group's accounting policies, management has made certain judgements, apart from those involving estimations, which have significant effect on the amounts recognised in the financial statements.

**a. Revenue recognition**

The Group has recognised revenue on construction contract, ship and rig repair, building and conversion based on the percentage of completion method in proportion to the stage of completion. The percentage of completion is assessed by reference to surveys of work performed. Significant judgement is required in determining the appropriate stage of completion and estimating a reasonable contribution margin for revenue and costs recognition.

**b. Impairment of investments and financial assets**

The Group follows the guidance of FRS 39 Financial Instruments: Recognition and Measurement on determining when an investment or financial asset is other than temporarily impaired. This determination requires significant judgement. The Group evaluates, among other factors, the duration and extent to which the fair value of an investment and financial asset is less than its cost; and the financial health of and near-term business outlook for the investment of financial asset, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

## 44. SUBSEQUENT EVENTS

a. In February 2009, the Group repaid US$88 million, which is the Group's proportionate 40% share of the US$220 million EBL taken by ESWPC. The US$88 million repayment represented an injection of approximately US$44 million as equity interest into ESWPC and the remaining as a shareholder's loan to ESWPC.

b. Our subsidiary, Sembcorp Marine Ltd ("SCM") acquired the remaining 30% equity interest in JPL Corporation Pte Ltd ("JPLC") from its minority shareholders for a consideration of S$13,428,000.

## 45. COMPARATIVE INFORMATION

Certain comparatives in the financial statements have been changed from the previous year to be consistent with current year's presentation.

**46. NEW OR REVISED ACCOUNTING STANDARDS AND INTERPRETATIONS**

The Group has not applied the following accounting standards (including their consequential amendments) and interpretations that have been issued as of the balance sheet date but are not yet effective:

| | |
|---|---|
| FRS 1 (revised 2008) | Presentation of Financial Statements |
| FRS 23 (revised 2007) | Borrowing Costs |
| Amendments to FRS 32 Financial Instruments: Presentation and FRS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation | |
| Amendments to FRS 39 Financial Instruments: Recognition and Measurement – Amendment relating to eligible hedged items | |
| Amendments to FRS 101 First-time Adoption of Financial Reporting Standards and FRS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate | |
| Amendments to FRS 102 Share-based Payment – Vesting Conditions and Cancellations | |
| FRS 108 | Operating Segments |
| Improvements to FRSs | |
| INT FRS 113 | Customer Loyalty Programmes |
| INT FRS 116 | Hedges of a Net Investment in a Foreign Operation |

FRS 1 (revised 2008) will become effective for the Group's financial statements for the year ending December 31, 2009. The revised standard requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Components of comprehensive income are not permitted to be presented in the statement of changes in equity. In addition, a statement of financial position is required at the beginning of the earliest comparative period following a change in accounting policy, the correction of an error or the reclassification of items in the financial statements. FRS 1 (revised 2008) does not have any impact on the Group's financial position or results.

FRS 23 (revised 2007) will become effective for financial statements for the year ending December 31, 2009. FRS 23 (revised 2007) removes the option to expense borrowing costs and requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The Group's current policy to capitalise borrowing costs is consistent with the requirement in the revised FRS 23.

The amendments to FRS 32 and FRS 1 on puttable financial instruments will become effective for the Group's financial statements for the year ending December 31, 2009. The amendments allow certain instruments that would normally be classified as liabilities to be classified as equity if and only if they meet certain conditions. The Group does not issue such puttable financial instruments and thus the application of these amendments is not expected to have any significant impact on the Group's financial statements.

The amendments to FRS 39 on eligible hedged items will become effective for the Group's financial statements for the year ending December 31, 2010. The amendments clarify how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in 2 particular situations: (i) the designation of a one-sided risk in a hedged item; and (ii) the designation of inflation in particular situations. The Group is in the process of assessing the impact of these amendments.

The amendments to FRS 101 and FRS 27 on the cost of an investment in a subsidiary, jointly controlled entity or associate will become effective for the Company's financial statements for the year ending December 31, 2009. The amendments remove the definition of "cost method" currently set out in FRS 27, and instead require an entity to recognise all dividend from a subsidiary, jointly controlled entity or associate as income in its separate financial statements when its right to receive the dividend is established. The application of these amendments is not expected to have any significant impact on the Company's financial statements.

**46. NEW OR REVISED ACCOUNTING STANDARDS AND INTERPRETATIONS** *(cont'd)*

The amendments to FRS 102 on vesting conditions and cancellations will become effective for the Group's financial statements for the year ending December 31, 2009. The amendments clarify the definition of vesting conditions and provide the accounting treatment for non-vesting conditions and cancellations. The application of these amendments is not expected to have any significant impact on the Group's financial statements.

FRS 108 will become effective for financial statements for the year ending December 31, 2009. FRS 108, which replaces FRS 14 Segment Reporting, requires identification and reporting of operating segments based on internal reports that are regularly reviewed by the Group's chief operating decision maker in order to allocate resources to the segment and to assess its performance. Currently, the Group presents segment information in respect of its business and geographical segments. The adoption of FRS 108 is not expected to have any impact to the Group.

Improvements to FRSs 2008 will become effective for the Group's financial statements for the year ending December 31, 2009, except for the amendment to FRS 105 Non-current Assets Held for Sale and Discontinued Operations which will become effective for the year ending December 31, 2010. Improvements to FRSs 2008 contain amendments to numerous accounting standards that result in accounting changes for presentation, recognition or measurement purposes and terminology or editorial amendments. The Group is in the process of assessing the impact of these amendments.

INT FRS 113 will become effective for the Group's financial statements for the year ending December 31, 2009. INT FRS 113 concludes that where entities grant award credits as incentives to customers to buy their goods or services (e.g. loyalty points or free products), such customer loyalty programmes should be accounted for by taking a multiple sales approach, i.e. by deferring some of the revenue received from the initial sales transaction, to be recognised as revenue as and when the entity provides the goods or services promised under the customer loyalty programmes. The application of this Interpretation is not expected to have any significant impact on the Group's financial statements.

INT FRS 116 will become effective for the Group's financial statements for the year ending December 31, 2009. INT FRS 116 provides guidance on identifying foreign currency risks and hedging instruments that qualify for hedge accounting in the hedge of a net investment in a foreign operation. It also explains how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The application of this Interpretation is not expected to have any significant impact on the Group's financial statements.

Other than the changes in disclosures relating to FRS 1, the initial application of these standards (including their consequential amendments) and interpretations is not expected to have any material impact on the Group's financial statements. The Group has not considered the impact of accounting standards issued after the balance sheet date.

## 47. SUBSIDIARIES

Details of significant subsidiaries are as follows:

| Name of significant subsidiaries | Country of incorporation | Effective equity held by the Group 2008 % | 2007 % |
|---|---|---|---|
| **Utilities** | | | |
| Sembcorp Utilities Pte Ltd | Singapore | **100** | 100 |
| Sembcorp Cogen Pte Ltd | Singapore | **100** | 100 |
| Sembcorp Gas Pte Ltd | Singapore | **70** | 70 |
| Sembcorp Air Products (Hyco) Pte Ltd | Singapore | **60** | 60 |
| Sembcorp Utilities (UK) Limited | The United Kingdom | **100** | 100 |
| **Marine** | | | |
| Sembcorp Marine Ltd | Singapore | **61.55** | 60.86 |
| Jurong Shipyard Pte Ltd | Singapore | **61.55** | 60.86 |
| PPL Shipyard Pte Ltd | Singapore | **52.32** | 51.73 |
| Sembawang Shipyard Pte Ltd | Singapore | **61.55** | 60.86 |
| SMOE Pte Ltd | Singapore | **61.55** | 60.86 |
| **Environment** | | | |
| Sembcorp Environment Pte. Ltd. (formerly known as Sembcorp Environmental Management Pte. Ltd.) | Singapore | **100** | 100 |
| SembWaste Pte Ltd | Singapore | **100** | 100 |
| **Industrial Parks** | | | |
| Sembcorp Industrial Parks Ltd (formerly known as Sembcorp Parks Holdings Ltd) | Singapore | **100** | 100 |
| **Others** | | | |
| Sembcorp Design and Construction Pte Ltd | Singapore | **100** | 100 |
| Sembcorp Financial Services Pte Ltd | Singapore | **100** | 100 |
| Singapore Precision Industries Pte Ltd | Singapore | **100** | 100 |

KPMG LLP is the auditor of the significant Singapore incorporated subsidiaries and other member firms of KPMG International are auditors of the significant foreign incorporated subsidiaries.

## 48. ASSOCIATES AND JOINT VENTURES

Details of significant associates and joint ventures are as follows:

| | Name of significant associates and joint ventures | Country of incorporation | Effective equity held by the Group 2008 % | Effective equity held by the Group 2007 % |
|---|---|---|---|---|
| | **Utilities** | | | |
| ^ | Phu My 3 BOT Power Company Ltd | Vietnam | **33.33** | 33.33 |
| # | Shanghai Cao Jing Cogeneration Co. Ltd | People's Republic of China | **30.00** | 30.00 |
| @ | Shenzhen Chiwan Sembawang Engineering Co Ltd | People's Republic of China | **32.00** | 32.00 |
| * | Emirates Sembcorp Water & Power Company P.J.S.C | United Arab Emirates | **40.00** | 40.00 |
| | **Marine** | | | |
| @@ | COSCO Shipyard Group | People's Republic of China | **18.47** | 18.26 |
| | **Environment** | | | |
| ^^ | SembSITA Pacific Pte Ltd | Singapore | **40.00** | 40.00 |
| | **Industrial Parks** | | | |
| ** | Gallant Venture Ltd | Singapore | **23.92** | 23.92 |
| ## | Vietnam Singapore Industrial Park JV Co Ltd | Vietnam | **40.44** | 40.44 |
| ^^^ | Wuxi Singapore Industrial Park Development Co. Ltd | People's Republic of China | **45.36** | 45.36 |

The auditors of significant associates and joint ventures are as follows:

^ Audited by Ernst & Young Vietnam Limited

# Audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company

@ Audited by BDO Shenzhen Dahua Tiancheng Certified Public Accountants

* Audited by Ernst & Young, Abu Dhabi

@@ Audited by Zhongrui Yuehua Certified Public Accountants Co., Ltd

^^ Audited by Ernst & Young LLP

** The consolidated financial statements of Gallant Venture Ltd, a company listed on Singapore Exchange, and its subsidiaries are audited by Foo, Kon & Tan Grant Thornton

## Audited by KPMG Limited, Vietnam

^^^ Audited by KPMG Huazhen Shanghai Branch

# Supplementary Information

Year Ended December 31, 2008

**(UNDER SGX-ST LISTING MANUAL REQUIREMENTS)**

**A. DIRECTORS' AND KEY EXECUTIVES' REMUNERATION**

Summary compensation table for the year ended December 31, 2008

| Name of Director | Salary[1] S$ | Taxable income from share-based compensation[2] S$ | Bonus[3] S$ | Directors' fees S$ | Total S$ |
|---|---|---|---|---|---|
| Peter Seah Lim Huat | – | 21,350 | – | 185,000 | 206,350 |
| Tang Kin Fei | 869,041 | 3,992,632 | 3,992,215 | – | 8,853,888 |
| Goh Geok Ling | – | 40,688 | – | 113,000 | 153,688 |
| Richard Hale, OBE | – | 113,925 | – | 137,000 | 250,925 |
| Yong Ying-I | – | – | – | 103,000 | 103,000 |
| Evert Henkes | – | – | – | 100,000 | 100,000 |
| Lee Suet Fern | – | 48,650 | – | 115,000 | 163,650 |
| Bobby Chin Yoke Choong | – | – | – | 8,250 | 8,250 |
| K Shanmugam | – | 368,938 | – | 40,000 | 408,938 |
| | 869,041 | 4,586,183 | 3,992,215 | 801,250 | 10,248,689 |

| Name of Key Executive | Salary[1] S$ | Taxable income from share-based compensation[2] S$ | Bonus[3] S$ | Total S$ |
|---|---|---|---|---|
| Low Sin Leng | 522,663 | 1,159,046 | 1,588,495 | 3,270,204 |
| Tan Cheng Guan[4] | 553,375 | – | 147,864 | 701,239 |
| Paul Gavens | 517,976 | 361,005 | 269,389 | 1,148,370 |
| Ngiam Joke Mui | 490,063 | 630,408 | 1,435,288 | 2,555,759 |
| Tan Kwi Kin | 782,825 | 4,279,973 | 60,000 | 5,122,798 |
| Wong Weng Sun | 399,298 | 1,201,995 | 30,000 | 1,631,293 |
| | 3,266,200 | 7,632,427 | 3,531,036 | 14,429,663 |

Notes:

1. The salary amount shown is inclusive of allowances, employer CPF, all fees other than directors' fee and other emoluments.
2. Taxable income from share-based compensation for the Directors and Key Executives are from the Company and a listed subsidiary's share-based compensation during the year. These relate to taxable gains and are not charged to the income statement.
3. The bonus amount shown includes AWS, discretionary bonus and performance target bonus paid during the year.
4. Mr Tan Cheng Guan joined the Company on July 1, 2007. His bonus relates to the period from July 1, 2007 till December 31, 2007. There is no taxable income from share-based compensation for Tan Cheng Guan as share plans granted to him have not yet vested.

Details on the share options, performance shares and restricted stocks granted to the directors are set out in the Share-based Incentive Plans of the Directors' Report.

**(UNDER SGX-ST LISTING MANUAL REQUIREMENTS)**

**B. INTERESTED PERSON TRANSACTIONS**

Interested person transactions carried out during the financial year which fall under Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") are as follows:

| | Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions less than S$100,000) |
|---|---|
| | 2008 |
| | S$'000 |
| **Sale of goods and services** | |
| Temasek Holdings (Private) Limited and its Associates | |
| – Tuas Power Ltd / PowerSeraya Limited[1] | 200,333 |
| – Temasek Capital (Private) Limited and its Associates | 20,895 |
| – MediaCorp Pte Ltd and its Associates | 5,432 |
| – PSA International Pte Ltd and its Associates | 50,061 |
| – National University Hospital (S) Pte Ltd and its Associates | 211 |
| – Singapore Power Ltd and its Associates | 574 |
| – Certis Cisco Security Pte Ltd | 1,832 |
| – Wildlife Reserves Singapore Pte Ltd and its Associates | 530 |
| – Singapore Technologies Telemedia Pte Ltd and its Associates | 877 |
| – Senoko Power Ltd | 849 |
| – Mapletree Investments Pte Ltd and its Associates | 6,148 |
| | 287,742 |
| Starhub Ltd and its Associates | 8,900 |
| Singapore Airlines Limited and its Associates | 7,660 |
| SNP Corporation Ltd and its Associates | 492 |
| Singapore Food Industries Ltd and its Associates | 233 |
| Singapore Telecommunications Ltd and its Associates | 363 |
| SMRT Corporation Ltd and its Associates | 418 |
| | 305,808 |
| **Purchase of goods and services** | |
| Temasek Holdings (Private) Limited and its Associates | |
| – Temasek Capital (Private) Limited and its Associates[2] | 822,952 |
| – Singapore Power Ltd and its Associates | 6,596 |
| – Surbana Corporation Pte Ltd and its Associates | 222 |
| | 829,770 |
| Singapore Technologies Engineering Ltd and its Associates | 8,578 |
| CapitaLand Ltd and its Associates | 415 |
| | 838,763 |
| **Total interested person transactions** | **1,144,571** |

Notes:

1. This relates mainly to the sale of gas by Sembcorp Gas Pte Ltd to Tuas Power Ltd and PowerSeraya Limited for the generation of electricity.
2. This relates mainly to the purchase of gas by Sembcorp Cogen Pte Ltd from Sembcorp Gas Pte Ltd for the generation of electricity.

There was no transaction which was not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2008 to December 31, 2008.

# EVA Statement

Year Ended December 31, 2008

| | Note | 2008 S$'000 | 2007 S$'000 |
|---|---|---|---|
| **Net operating profit before income tax expense** | | **735,849** | 633,910 |
| Adjust for: | | | |
| Share of associates' and joint ventures' profits | | **139,846** | 174,631 |
| Interest expense | 1 | **47,521** | 57,783 |
| Others | 2 | **5,199** | 2,397 |
| **Adjusted profit before interest and tax** | | **928,415** | 868,721 |
| Cash operating taxes | 3 | **(104,536)** | (138,242) |
| **Net operating profit after tax (NOPAT)** | | **823,879** | 730,479 |
| Average capital employed | 4 | **5,419,183** | 5,158,888 |
| Weighted average cost of capital | 5 | **5.8%** | 6.1% |
| **Capital charge** | | **313,221** | 313,372 |
| | | | |
| **Economic Value Added (EVA)** | | **510,658** | 417,107 |
| Minority share of EVA | | **(174,888)** | (77,068) |
| **EVA attributable to shareholders** | | **335,770** | 340,039 |
| Less: Unusual Items (UI) Gains | 6 | **9,810** | 208,123 |
| **EVA attributable to shareholders (exclude UI)** | | **325,960** | 131,916 |

Notes:

1. Interest expense includes imputed interest on present value of operating leases and capitalised interest charged to income statement upon disposal of the assets.

2. Other adjustments include recovery of investment costs, timing difference of allowances made for / (write-back) of doubtful debts, inventory obsolescence and goodwill written off / impaired and construction-in-progress.

3. The reported current tax is adjusted for the statutory tax impact of interest expense.

4. Monthly average total assets less non interest-bearing liabilities plus timing provision, goodwill written off / impaired and present value of operating leases.

| | 2008 S$'000 | 2007 S$'000 |
|---|---|---|
| Major Capital Components: | | |
| Fixed assets | **2,757,086** | 2,740,085 |
| Investments | **1,116,191** | 1,231,615 |
| Other long-term assets | **803,711** | 512,148 |
| Net working capital and long-term liabilities | **742,195** | 675,040 |
| Average capital employed | **5,419,183** | 5,158,888 |

5. The Weighted Average Cost of Capital is calculated in accordance with Sembcorp Industries Ltd Group EVA Policy as follows:

   i. Cost of Equity using Capital Asset Pricing Model with market risk premium at 6.0% (2007: 6.0%);

   ii. Risk-free rate of 2.74% (2007: 3.05%) based on yield-to-maturity of Singapore Government 10-years Bonds;

   iii. Ungeared beta ranging from 0.5 to 1.0 (2007: 0.5 to 1.0) based on Sembcorp Industries Ltd risk categorisation; and

   iv. Cost of Debt rate at 3.53% (2007: 4.12%) using 5-year Singapore Dollar Swap Offer Rate plus 55 basis points (2007: 5-year Singapore Dollar Swap Offer Rate plus 75 basis points).

6. Unusual items ("UI") refer to divestment of subsidiaries, associates, joint ventures, long-term investments and disposal of major fixed assets.

# Shareholders' Information

**STATISTICS OF SHAREHOLDERS AS OF FEBRUARY 23, 2009**

Issued and fully paid-up capital : S$554,036,964.88
Number of issued shares : 1,785,351,540
Number of shareholders : 27,041
Class of shares : Ordinary shares with equal voting rights[●]

**SHAREHOLDINGS HELD BY THE PUBLIC**

Based on information available to the company as of February 23, 2009, 50.26%** of the issued ordinary shares of the company is held by the public and therefore, the company has complied with Rule 723 of the SGX-ST Listing Manual.

| Substantial Shareholders | Direct Interest | Indirect Interest | Total | %** |
|---|---|---|---|---|
| Temasek Holdings (Private) Limited | 871,200,328 | 12,718,760* | 883,919,088 | 49.74 |

**TOP 20 SHAREHOLDERS AS OF FEBRUARY 23, 2009**

| No. | Name | No. of Ordinary Shares Held | %** |
|---|---|---|---|
| 1 | Temasek Holdings (Private) Limited | 871,200,328 | 49.02 |
| 2 | DBS Nominees Pte Ltd | 255,437,332 | 14.37 |
| 3 | DBSN Services Pte Ltd | 180,721,777 | 10.17 |
| 4 | Citibank Nominees S'pore Pte Ltd | 96,436,030 | 5.43 |
| 5 | HSBC (Singapore) Nominees Pte Ltd | 81,646,098 | 4.60 |
| 6 | United Overseas Bank Nominees Pte Ltd | 51,336,923 | 2.89 |
| 7 | Raffles Nominees Pte Ltd | 16,359,849 | 0.92 |
| 8 | Startree Investments Pte Ltd | 9,400,000 | 0.53 |
| 9 | DB Nominees (S) Pte Ltd | 7,372,372 | 0.42 |
| 10 | OCBC Nominees Singapore Pte Ltd | 7,148,367 | 0.40 |
| 11 | Morgan Stanley Asia (S'pore) Pte Ltd | 5,510,661 | 0.31 |
| 12 | Oversea Chinese Bank Nominees Pte Ltd | 4,234,550 | 0.24 |
| 13 | TM Asia Life Singapore Ltd-Par Fund | 3,390,580 | 0.19 |
| 14 | Tang Kin Fei | 2,354,011 | 0.13 |
| 15 | Merrill Lynch (S'pore) Pte Ltd | 2,221,621 | 0.13 |
| 16 | BNP Paribas Nominees S'pore Pte Ltd | 2,187,334 | 0.12 |
| 17 | Royal Bank Of Canada (Asia) Ltd | 2,118,000 | 0.12 |
| 18 | Phillip Securities Pte Ltd | 1,671,195 | 0.09 |
| 19 | DBS Vickers Securities (S) Pte Ltd | 1,361,715 | 0.08 |
| 20 | Low Sin Leng | 1,314,227 | 0.07 |
| | | 1,603,422,970 | 90.23 |

● Ordinary shares purchased and held as treasury shares by the Company will have no voting rights.

* Temasek is deemed to be interested in the 12,718,760 shares held by its other subsidiaries.

** The percentage of issued ordinary shares is calculated based on the number of issued ordinary shares of the Company as of February 23, 2009 excluding 8,249,992 ordinary shares held as treasury shares as at that date.

**ANALYSIS OF SHAREHOLDINGS AS OF FEBRUARY 23, 2009**

| Range of Shareholdings | No. of Ordinary Shareholders | % | No. of Ordinary Shares Held | % |
|---|---|---|---|---|
| 1 – 999 | 2,945 | 10.89 | 1,642,354 | 0.09 |
| 1,000 – 10,000 | 21,268 | 78.65 | 71,840,590 | 4.02 |
| 10,001 – 1,000,000 | 2,805 | 10.37 | 97,942,364 | 5.49 |
| 1,000,001 and above | 23 | 0.09 | 1,613,926,232 | 90.40 |
| | 27,041 | 100.00 | 1,785,351,540 | 100.00 |

# Corporate Information

**REGISTERED OFFICE**
30 Hill Street #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembcorp.com

**BOARD OF DIRECTORS**
**Peter Seah Lim Huat**
*Chairman*

**Tang Kin Fei**
*Group President & CEO*

Goh Geok Ling
Richard Hale, OBE
Yong Ying-I
Evert Henkes
Lee Suet Fern
Bobby Chin Yoke Choong

**EXECUTIVE COMMITTEE**
**Peter Seah Lim Huat**
*Chairman*

Goh Geok Ling
Tang Kin Fei

**AUDIT COMMITTEE**
**Richard Hale, OBE**
*Chairman*

Lee Suet Fern
Yong Ying-I
Bobby Chin Yoke Choong

**EXECUTIVE RESOURCE & COMPENSATION COMMITTEE**
**Peter Seah Lim Huat**
*Chairman*

Goh Geok Ling

**NOMINATING COMMITTEE**
**Peter Seah Lim Huat**
*Chairman*

Goh Geok Ling

**RISK COMMITTEE**
**Richard Hale, OBE**
*Chairman*

Lee Suet Fern
Yong Ying-I

**COMPANY SECRETARY**
Kwong Sook May

**REGISTRAR**
**M & C Services**
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel: (65) 6227 6660
Fax: (65) 6225 1452

**BANKERS**
**Citibank NA**
3 Temasek Avenue #17-00
Centennial Tower
Singapore 039190

**DBS Group**
6 Shenton Way
DBS Building, Tower 1
Singapore 068809

**Mizuho Corporate Bank Ltd**
168 Robinson Road #13-00
Capital Tower
Singapore 068912

**Oversea-Chinese Banking Corporation**
65 Chulia Street, #10-00
OCBC Centre
Singapore 049513

**Standard Chartered Bank**
6 Battery Road, #23-00
Singapore 049909

**Sumitomo Mitsui Banking Corporation**
3 Temasek Avenue #06-01
Centennial Tower
Singapore 039190

**The Bank of Tokyo-Mitsubishi UFJ**
9 Raffles Place #01-01
Republic Plaza
Singapore 048619

**The Hongkong and Shanghai Banking Corporation**
21 Collyer Quay Level 3
HSBC Building
Singapore 049320

**United Overseas Bank**
80 Raffles Place
UOB Plaza
Singapore 048624

**AUDITORS**
**KPMG LLP**
Public Accountants and
Certified Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

**Partner-in-Charge: Yap Chee Meng**
*(Appointed during the financial year ended December 31, 2008)*



This page is intentionally left blank.

# Notice of Annual General Meeting

**Notice is hereby given** that the Eleventh Annual General Meeting of the Company will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on Monday, April 20, 2009 at 11.00 am for the following purposes:

**ORDINARY BUSINESS**

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended December 31, 2008 and the Auditors' Report thereon. **Resolution 1**

2. To declare a final ordinary tax exempt 1-tier dividend of 11 cents per ordinary share for the year ended December 31, 2008. **Resolution 2**

3. To re-elect the following directors, each of whom will retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

   a. Peter Seah Lim Huat **Resolution 3**
   b. Lee Suet Fern *(Independent Member of Audit Committee)* **Resolution 4**

4. To re-elect Bobby Chin Yoke Choong *(Independent Member of Audit Committee)*, a director retiring pursuant to Article 99 of the Company's Articles of Association and who, being eligible, will offer himself for re-election. **Resolution 5**

5. To re-appoint Richard Hale, OBE *(Independent Chairman of Audit Committee)*, a director retiring under Section 153(6) of the Companies Act, Cap. 50, to hold office from the date of this Annual General Meeting until the next Annual General Meeting. **Resolution 6**

6. To approve Directors' Fees of S$801,250 for the year ended December 31, 2008 (2007: S$777,000). **Resolution 7**

7. To re-appoint KPMG LLP as Auditors of the Company and to authorise the directors to fix their remuneration. **Resolution 8**

**SPECIAL BUSINESS**

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

8. That authority be and is hereby given to the directors to: **Resolution 9**

   (a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and / or

   (ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the directors may, in their absolute discretion, deem fit; and

   (b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the directors while this Resolution was in force,

**provided that:**

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution):

(A) by way of renounceable rights issues on a *pro rata* basis to shareholders of the Company ("**Renounceable Rights Issues**") shall not exceed 100% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below); and

(B) otherwise than by way of Renounceable Rights Issues ("**Other Share Issues**") shall not exceed 50% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company shall not exceed 10% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(2) the Renounceable Rights Issues and Other Share Issues shall not, in aggregate, exceed 100% of the total number of issued shares in the capital of the Company excluding treasury shares (as calculated in accordance with paragraph (3) below);

(3) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under paragraphs (1)(A) and (1)(B) above, the percentage of issued shares shall be based on the total number of issued shares in the capital of the Company (excluding treasury shares) at the time this Resolution is passed, after adjusting for:-

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue or consolidation or subdivision of shares;

(4) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(5) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9. That approval be and is hereby given to the directors to: **Resolution 10**

(a) grant awards in accordance with the provisions of the Sembcorp Industries Performance Share Plan (the "**Performance Share Plan**") and / or the Sembcorp Industries Restricted Stock Plan (the "**Restricted Stock Plan**") (the Performance Share Plan and the Restricted Stock Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Sembcorp Industries Share Option Plan and / or the vesting of awards granted under the Share Plans,

**provided that:**

(i) the aggregate number of new ordinary shares to be issued pursuant to the exercise of options granted under the Sembcorp Industries Share Option Plan and the vesting of awards granted or to be granted under the Share Plans shall not exceed 15% of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time; and

(ii) the aggregate number of new ordinary shares under awards to be granted pursuant to the Share Plans during the period commencing from the date of this Annual General Meeting of the Company and ending on the date of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier, shall not exceed 2% of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time.

10. To transact any other business.

By Order of the Board

Kwong Sook May
Company Secretary
March 19, 2009

**Explanatory Notes:**

Resolutions 3 to 6 – Detailed information on these directors can be found under the Board of Directors and Corporate Governance Report sections in the Annual Report 2008.

If re-elected, Mrs Lee Suet Fern will remain as member of the Audit Committee. Mrs Lee Suet Fern is an independent director.

If re-elected, Mr Bobby Chin Yoke Choong will remain as member of the Audit Committee. Mr Bobby Chin is an independent director.

If re-appointed, Mr Richard Hale, OBE will remain as the Chairman of the Audit Committee. Mr Richard Hale, OBE is an independent director.

**STATEMENT PURSUANT TO ARTICLE 55 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY:**

Resolution 9 – is to empower the directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding (i) 100% for Renounceable Rights Issues and (ii) 50% for Other Share Issues, of which up to 10% may be issued other than on a *pro rata* basis to shareholders, **provided that** the total number of shares which may be issued pursuant to (i) and (ii) shall not exceed 100% of the issued shares in the capital of the Company excluding treasury shares. The aggregate number of shares which may be issued shall be based on the total number of issued shares in the capital of the Company (excluding treasury shares) at the time that Resolution 9 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 9 is passed, and (b) any subsequent bonus issue or consolidation or subdivision of shares.

The authority for 100% Renounceable Rights Issues is proposed pursuant to the SGX news release of February 19, 2009 which introduced further measures to accelerate and facilitate listed issuers' fund raising efforts.

Resolution 10 – is to empower the directors to offer and grant awards pursuant to the Sembcorp Industries Performance Share Plan and the Sembcorp Industries Restricted Stock Plan (collectively, the "**Share Plans**") and to issue ordinary shares in the capital of the Company pursuant to the exercise of options under the Sembcorp Industries Share Option Plan ("**Share Option Plan**") and / or the vesting of awards granted pursuant to the Share Plans provided that: (a) that the maximum number of ordinary shares which may be issued under the Share Option Plan and the Share Plans is limited to 15% of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time and (b) the aggregate number of new ordinary shares under awards which may be granted pursuant to the Share Plans from this Annual General Meeting to the next Annual General Meeting shall not exceed 2% of the total number of issued shares in the capital of the Company (excluding treasury shares) from time to time. Approval for the adoption of the Share Option Plan and the Share Plans was given by shareholders at an Extraordinary General Meeting of the Company held on June 5, 2000 and modified at the Extraordinary General Meeting of the Company held on April 26, 2005. The Company has, for the time being, determined that it will not be granting any further options under the Share Option Plan although subsisting options granted will continue to be exercisable in accordance with the terms of the Share Option Plan. The grant of awards under the Share Plans will be made in accordance with their respective provisions.

***Notes:***

1. *A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.*
2. *The instrument appointing a proxy must be lodged at the office of the Company's Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not later than 48 hours before the time appointed for the Annual General Meeting.*

**NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE**

NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the Company will be closed on April 27, 2009 to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 pm on April 24, 2009 (the "**Book Closure Date**") will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on May 8, 2009.

# Proxy Form

**IMPORTANT**
1. For investors who have used their CPF monies to buy Sembcorp Industries Ltd's shares, this report is forwarded to them at the request of their CPF Approved Nominees solely **FOR INFORMATION ONLY.**
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3. **CPF Investors who wish to vote should contact their CPF Approved Nominees.**

**SEMBCORP INDUSTRIES LTD**
Co Regn No. 199802418D
(Incorporated in the Republic of Singapore)

**ELEVENTH ANNUAL GENERAL MEETING**

I / We, ______________________________ (Name), ______________ (NRIC No.)

of ______________________________________________ (Address)

being a member / members of SEMBCORP INDUSTRIES LTD hereby appoint:

| Name | Address | NRIC / Passport No. | % of Shareholdings |
|---|---|---|---|
| | | | |

and / or (delete as appropriate)

| Name | Address | NRIC / Passport No. | % of Shareholdings |
|---|---|---|---|
| | | | |

as my / our proxy / proxies to attend and vote for me / us on my / our behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on Monday, April 20, 2009 at 11.00 am at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 and at any adjournment thereof.

*(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of Annual General Meeting. In the absence of specific directions, the proxy / proxies will vote or abstain as he / they may think fit, as he / they will on any other matter arising at the Annual General Meeting.)*

| | Resolutions | For | Against |
|---|---|---|---|
| | **ORDINARY BUSINESS** | | |
| 1. | To adopt the Directors' Report and Accounts | | |
| 2. | To declare a final dividend | | |
| 3. | To re-elect Peter Seah Lim Huat | | |
| 4. | To re-elect Lee Suet Fern | | |
| 5. | To re-elect Bobby Chin Yoke Choong | | |
| 6. | To re-appoint Richard Hale, OBE | | |
| 7. | To approve directors' fees for financial year ended December 31, 2008 | | |
| 8. | To re-appoint KPMG LLP as auditors and to fix their remuneration | | |
| | **SPECIAL BUSINESS** | | |
| 9. | To approve the renewal of Share Issue Mandate | | |
| 10. | To authorise the directors to grant awards and issue shares under the Sembcorp Industries' Share Plans | | |

| Total Number of Shares Held |
|---|
| |

______________________________ ______________

Signature(s) or Common Seal of Member(s) Date

*Glue and seal along the edge*

*Glue and seal along the edge*

**Notes:**

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.
2. A member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his holding (expressed as a percentage of the whole) to be represented by each proxy.
3. The instrument appointing a proxy or proxies must be deposited at the office of the Company's Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Annual General Meeting.

1st FOLD

4. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
5. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.
6. The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of members whose shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if such members are not shown to have shares entered against their names in the Depository Register 48 hours before the time appointed for holding the Annual General Meeting as certified by the Central Depository (Pte) Limited to the Company.

2nd FOLD


sembcorp

Postage will be paid by addressee. For posting in Singapore only.

BUSINESS REPLY SERVICE PERMIT
NO. 04910

The Company Secretary
**SEMBCORP INDUSTRIES LTD**
c/o M&C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

3rd FOLD

## SEMBCORP INDUSTRIES FINANCIAL CALENDAR 2009

| | |
|---|---|
| April 20, 2009 | 11th Annual General Meeting |
| April 22, 2009 | Ex-dividend date for 2008 final dividend |
| May 8, 2009 | Payment of 2008 dividend |
| May 12, 2009* | Announcement of first quarter results for the period ending March 31, 2009 |
| August 6, 2009* | Announcement of first half results for the period ending June 30, 2009 |
| November 6, 2009* | Announcement of nine months results for the period ending September 30, 2009 |
| February 2010* | Announcement of full year results for the period ending December 31, 2009 |

**Provisional. Updates will be posted at www.sembcorp.com*


GreenLabel
SINGAPORE

RECYCLED CONTENT

FOREST MANAGEMENT

*Identification no.: 003-031*
*The full-colour section of this report is printed on paper containing recycled pulp from pre-consumer and post-consumer waste.*

**Sembcorp Industries Ltd**
30 Hill Street #05-04
Singapore 179360
Tel: (65) 6723 3113
Fax: (65) 6822 3254
www.sembcorp.com
Co Regn No. 199802418D

**CIRCULAR DATED 3 APRIL 2009**

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold your ordinary shares in the capital of Sembcorp Industries Ltd (the **"Company"**), you should immediately forward this Circular and the Proxy Form attached to this Circular to the purchaser or to the stockbroker or other agent through whom the sale was effected for onward transmission to the purchaser.


sembcorp

# SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D



## CIRCULAR TO SHAREHOLDERS

**IN RELATION TO**

**(1) the proposed renewal of the IPT Mandate; and**

**(2) the proposed renewal of the Share Purchase Mandate.**

**IMPORTANT DATES AND TIMES**

| | | |
|---|---|---|
| Last date and time for lodgement of Proxy Form | : | 18 April 2009 at 11.20 a.m. |
| Date and time of Extraordinary General Meeting | : | 20 April 2009 at 11.20 a.m (or as soon thereafter following the conclusion or adjournment of the Eleventh Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) |
| Place of Extraordinary General Meeting | : | The Auditorium<br>NTUC Centre, Level 7<br>One Marina Boulevard<br>Singapore 018989 |

# CONTENTS

# DEFINITIONS

In this Circular, the following definitions apply throughout unless otherwise stated:

| | | |
|---|---|---|
| **"Articles"** | : | The Articles of Association of the Company. |
| **"2008 Circular"** | : | The Company's Circular to Shareholders dated 24 March 2008. |
| **"Companies Act"** | : | The Companies Act, Chapter 50 of Singapore. |
| **"Company"** | : | Sembcorp Industries Ltd. |
| **"Directors"** | : | The directors of the Company for the time being. |
| **"EGM"** | : | The extraordinary general meeting of the Company, notice of which is given on pages 33 to 35 of this Circular. |
| **"2008 EGM"** | : | The extraordinary general meeting of the Company held on 25 April 2008. |
| **"EPS"** | : | Earnings per Share. |
| **"Group"** | : | The Company and its subsidiaries. |
| **"Latest Practicable Date"** | : | The latest practicable date prior to the printing of this Circular, being 13 March 2009. |
| **"Listing Manual"** | : | The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date. |
| **"Market Day"** | : | A day on which the SGX-ST is open for trading in securities. |
| **"NTA"** | : | Net tangible assets. |
| **"SGX-ST"** | : | Singapore Exchange Securities Trading Limited. |
| **"Share Purchase Mandate"** | : | The mandate to enable the Company to purchase or otherwise acquire its issued Shares. |
| **"Shareholders"** | : | Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares entered against their names in the Depository Register. |
| **"Shares"** | : | Ordinary shares in the capital of the Company. |
| **"Take-over Code"** | : | The Singapore Code on Take-overs and Mergers. |
| **"Temasek"** | : | Temasek Holdings (Private) Limited. |
| "**S$**", "**$**" and "**cents**" | : | Singapore dollars and cents, respectively. |
| "**%**" or "**per cent.**" | : | Per centum or percentage. |

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders.

References to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

# SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

| **Directors:** | **Registered Office:** |
|---|---|
| Peter Seah Lim Huat (Chairman) | 30 Hill Street #05-04 |
| Tang Kin Fei (Group President & CEO) | Singapore 179360 |
| Goh Geok Ling | |
| Richard Hale, OBE | |
| Yong Ying-I | |
| Evert Henkes | |
| Lee Suet Fern | |
| Bobby Chin Yoke Choong | |

3 April 2009

To: The Shareholders of
Sembcorp Industries Ltd

Dear Sir/Madam

## 1. INTRODUCTION

1.1 **EGM.** The Directors are convening the EGM to be held on 20 April 2009 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the IPT Mandate (as defined below); and

(b) the proposed renewal of the Share Purchase Mandate.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST takes no responsibility for the accuracy of any statements or opinions made in this Circular.

## 2. THE PROPOSED RENEWAL OF THE IPT MANDATE

2.1 **IPT Mandate.** At the 2008 EGM, approval of the Shareholders was obtained for the renewal of a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9 of the Listing Manual) to enter into certain interested person transactions ("**Interested Person Transactions**") with the classes of interested persons as set out in the IPT Mandate. Particulars of the IPT Mandate are set out in Appendix 1 to the 2008 Circular.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting ("**AGM**") of the Company, being the Eleventh AGM which is scheduled to be held on 20 April 2009. Accordingly, the Directors propose that the IPT Mandate, be renewed at the EGM, to take effect until the Twelfth AGM of the Company.

2.2 **The Appendix.** The IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices and other general information relating to Chapter 9 of the Listing Manual, are set out in the Appendix to this Circular. The activities in respect of which the IPT Mandate is sought to be renewed remain unchanged.

2.3 **Audit Committee Statement.** The Audit Committee of the Company, comprising Messrs Richard Hale, OBE, Yong Ying-I, Lee Suet Fern and Bobby Chin Yoke Choong, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate, have not changed since the 2008 EGM; and

(b) the methods or procedures referred to in paragraph 2.3(a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

## 3. THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

3.1 **Background.** Shareholders had approved the renewal of the Share Purchase Mandate at the 2008 EGM. The authority and limitations on the Share Purchase Mandate were set out in the 2008 Circular and Ordinary Resolution 2 set out in the Notice of the 2008 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2008 EGM and will expire on the date of the forthcoming Eleventh AGM to be held on 20 April 2009. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the EGM, immediately following the Eleventh AGM of the Company convened to be held on the same date.

As at the Latest Practicable Date, the Company had purchased or acquired an aggregate of 3,482,000 Shares by way of Market Purchases (as defined in paragraph 3.3.3 below) pursuant to the Share Purchase Mandate approved by Shareholders at the 2008 EGM. The highest and lowest price paid was S$4.22 and S$3.61 respectively and the total consideration paid for all of the purchases was S$14.1 million, excluding commission, brokerage and goods and services tax.

As at the Latest Practicable Date, 8,184,617 Shares purchased or acquired by the Company are held as treasury shares.

3.2 **Rationale for the Share Purchase Mandate.** The rationale for the Company to undertake the purchase or acquisition of its Shares is as follows:

(a) In managing the business of the Group, management strives to increase Shareholders' value by improving, *inter alia*, the return on equity of the Group. Share purchase is one of the ways through which the return on equity of the Group may be enhanced.

(b) The Share Purchase Mandate is an available option for the Company to return surplus cash which is in excess of the financial and possible investment needs of the Group to its Shareholders. In addition, the Share Purchase Mandate will allow the Company to have greater flexibility over, *inter alia*, the Company's share capital structure and its dividend policy.

(c) Share repurchase programmes help buffer short-term share price volatility and off-set the effects of short-term speculators and investors and, in turn, bolster shareholder confidence and employee morale.

The approval of the Share Purchase Mandate authorising the Company to purchase or acquire its Shares would give the Company the flexibility to undertake share purchases or acquisitions at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force.

While the Share Purchase Mandate would authorise a purchase or acquisition of Shares up to the said 10% limit described in paragraph 3.3.1 below, Shareholders should note that purchases or acquisitions of Shares pursuant to the Share Purchase Mandate may not be carried out to the full 10% limit as authorised and no purchases or acquisitions of Shares would be made in circumstances which would have or may have a material adverse effect on the financial position of the Company.

3.3 **Authority and Limits of the Share Purchase Mandate.** The authority and limitations placed on the Share Purchase Mandate, if approved at the EGM, are summarised below:

3.3.1 ***Maximum Number of Shares***

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the EGM. Any Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Purely for illustrative purposes, on the basis of 1,785,351,540 Shares in issue as at the Latest Practicable Date and disregarding the 8,184,617 Shares held in treasury as at the Latest Practicable Date and assuming no further Shares are issued, and no further Shares are purchased or acquired by the Company and no further Shares purchased or acquired by the Company are held as treasury shares, on or prior to the EGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 177,716,692 Shares.

3.3.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the EGM, at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next annual general meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

3.3.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**"), transacted on the SGX-ST through the SGX-ST's trading system, through one or more duly licensed stockbrokers appointed by the Company for the purpose; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

3.3.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors.

The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST immediately preceding the date of the Market Purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the Off-Market Purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

3.4 **Status of Purchased Shares.** Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company, which are cancelled and are not held as treasury shares.

3.5 **Treasury Shares.** Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

3.5.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

3.5.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

3.5.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time but subject always to the Take-over Code:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

Under the Listing Manual, an immediate announcement must be made of any sale, transfer, cancellation and/or use of treasury shares. Such announcement must include details such as the date of the sale, transfer and cancellation and/or use of such treasury shares, the purpose of such sale, transfer, cancellation and/or use of such treasury shares, the number of treasury shares which have been sold, transferred, cancelled and/or used, the number of treasury shares before and after such sale, transfer, cancellation and/or use, the percentage of the number of treasury shares against the total number of issued shares (of the same class as the treasury shares) which are listed on the SGX-ST before and after such sale, transfer, cancellation and/or use, and the value of the treasury shares if they are used for a sale or transfer, or cancelled.

3.6 **Source of Funds.** The Company may purchase or acquire its own Shares out of capital, as well as from its profits.

The Company will use the internal sources of funds of the Group to finance the Company's purchase or acquisition of the Shares. The Company does not intend to obtain or incur any external borrowings to finance such purchase or acquisition. The Directors do not propose to exercise the Share Purchase Mandate to such extent that it would materially affect the working capital requirements of the Group.

3.7 **Financial Effects.** The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia*, whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired, the price paid for such Shares and whether the Shares purchased or acquired are held in treasury or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 31 December 2008, are based on the assumptions set out below.

3.7.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of dividends by the Company will not be reduced.

3.7.2 ***Number of Shares Acquired or Purchased***

Based on the number of issued and paid-up Shares as at the Latest Practicable Date (and disregarding the Shares held in treasury) and on the assumptions set out in paragraph 3.3.1 above, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 177,716,692 Shares.

3.7.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 177,716,692 Shares at the maximum price of S$2.16 for one Share (being the price equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 177,716,692 Shares is S$383,868,055.

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 177,716,692 Shares at the maximum price of S$2.27 for one Share (being the price equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 177,716,692 Shares is S$403,416,891.

3.7.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired, the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 3.7.2 and 3.7.3 above, the financial effects of the purchase or acquisition of Shares by the Company pursuant to the Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2008 are set out below and assuming the following:

(a) the purchase or acquisition of 177,716,692 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made equally out of profits and capital, and cancelled;

(b) the purchase or acquisition of 169,532,075 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made equally out of profits and capital, and held in treasury;

(c) the purchase or acquisition of 177,716,692 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made equally out of profits and capital, and cancelled;

(d) the purchase or acquisition of 169,532,075 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made equally out of profits and capital, and held in treasury; and

(e) 193,250 Shares issued for a total consideration of S$0.212 million arising from the exercise of share options granted pursuant to the Sembcorp Industries Share Option Plan ("**SOP**") between 1 January 2009 and the Latest Practicable Date had been issued since 1 January 2008, the financial effects on the audited financial accounts of the Group for the financial year ended 31 December 2008 would have been as follows:

***Scenario 1(A)***

***Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled***

| | Group | |
|---|---|---|
| | **Before Share Purchase S$'000** | **After Share Purchase S$'000** |
| Share Capital | 554,037 | 362,103 [3] |
| Other Reserves | (8,239) | (8,239) |
| Accumulated Profits | 2,082,541 | 1,890,607 [3] |
| | 2,628,339 | 2,244,471 |
| Treasury Shares | (33,930) | (33,930) |
| | 2,594,409 | 2,210,541 |
| Minority Interests | 670,660 | 670,660 |
| Total Equity | 3,265,069 | 2,881,201 |
| NTA | 2,477,664 | 2,093,796 |
| Current Assets | 4,570,113 | 4,186,245 |
| Current Liabilities | 4,195,870 | 4,195,870 |
| Total Borrowings | 817,352 | 817,352 |
| Cash and Cash Equivalents | 2,401,166 | 2,017,298 |
| Number of issued and paid-up Shares | 1,777,166,923 | 1,599,450,231 [1] |
| Weighted average number of Shares | 1,779,108,352 | 1,601,391,660 |
| Net profit attributable to Shareholders | 507,061 | 507,061 |
| **Financial Ratios** | | |
| Basic EPS (cents) | 28.50 | 31.66 |
| NTA per Share (S$) | 1.39 | 1.31 |
| Net Gearing[2] (times) | Net cash | Net cash |

**Notes:**

(1) 1,599,450,231 Shares are computed based on additional 177,716,692 Shares purchased and cancelled.

(2) Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

(3) The Market Purchases are computed based on the price of S$2.16 which is equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

*Scenario 1(B)*

***Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held as treasury shares***

| | Group | |
|---|---|---|
| | **Before Share Purchase S$'000** | **After Share Purchase S$'000** |
| Share Capital | 554,037 | 554,037 |
| Other Reserves | (8,239) | (8,239) |
| Accumulated Profits | 2,082,541 | 2,082,541 |
| | 2,628,339 | 2,628,339 |
| Treasury Shares | (33,930) | (400,119)[3] |
| | 2,594,409 | 2,228,220 |
| Minority Interests | 670,660 | 670,660 |
| Total Equity | 3,265,069 | 2,898,880 |
| NTA | 2,477,664 | 2,111,475 |
| Current Assets | 4,570,113 | 4,203,924 |
| Current Liabilities | 4,195,870 | 4,195,870 |
| Total Borrowings | 817,352 | 817,352 |
| Cash and Cash Equivalents | 2,401,166 | 2,034,977 |
| Number of issued and paid-up Shares | 1,777,166,923 | 1,607,634,848[1] |
| Weighted average number of Shares | 1,779,108,352 | 1,609,576,277 |
| Net profit attributable to Shareholders | 507,061 | 507,061 |
| **Financial Ratios** | | |
| Basic EPS (cents) | 28.50 | 31.66 |
| NTA per Share (S$) | 1.39 | 1.31 |
| Net Gearing[2] (times) | Net cash | Net cash |

**Notes:**

(1) 1,607,634,848 Shares are computed based on additional 169,532,075 Shares purchased and held as treasury shares.

(2) Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

(3) The Market Purchases are computed based on the price of S$2.16 which is equivalent to 105% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

*Scenario 1(C)*

***Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and cancelled***

| | Group | |
|---|---|---|
| | **Before Share Purchase S$'000** | **After Share Purchase S$'000** |
| Share Capital | 554,037 | 352,328 [3] |
| Other Reserves | (8,239) | (8,239) |
| Accumulated Profits | 2,082,541 | 1,880,833 [3] |
| | 2,628,339 | 2,224,922 |
| Treasury Shares | (33,930) | (33,930) |
| | 2,594,409 | 2,190,992 |
| Minority Interests | 670,660 | 670,660 |
| Total Equity | 3,265,069 | 2,861,652 |
| NTA | 2,477,664 | 2,074,247 |
| Current Assets | 4,570,113 | 4,166,696 |
| Current Liabilities | 4,195,870 | 4,195,870 |
| Total Borrowings | 817,352 | 817,352 |
| Cash and Cash Equivalents | 2,401,166 | 1,997,749 |
| Number of issued and paid-up Shares | 1,777,166,923 | 1,599,450,231 [1] |
| Weighted average number of Shares | 1,779,108,352 | 1,601,391,660 |
| Net profit attributable to Shareholders | 507,061 | 507,061 |
| **Financial Ratios** | | |
| Basic EPS (cents) | 28.50 | 31.66 |
| NTA per Share (S$) | 1.39 | 1.30 |
| Net Gearing[2] (times) | Net cash | Net cash |

**Notes:**

(1) 1,599,450,231 Shares are computed based on additional 177,716,692 Shares purchased and cancelled.

(2) Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

(3) The Off-Market Purchases are computed based on the price of S$2.27 which is the equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

***Scenario 1(D)***

***Off-Market Purchases of up to a maximum of 10% made equally out of profits (5%) and capital (5%) and held as treasury shares***

| | Group | |
|---|---|---|
| | Before Share Purchase S$'000 | After Share Purchase S$'000 |
| Share Capital | 554,037 | 554,037 |
| Other Reserves | (8,239) | (8,239) |
| Accumulated Profits | 2,082,541 | 2,082,541 |
| | 2,628,339 | 2,628,339 |
| Treasury Shares | (33,930) | (418,768)[3] |
| | 2,594,409 | 2,209,571 |
| Minority Interests | 670,660 | 670,660 |
| Total Equity | 3,265,069 | 2,880,231 |
| NTA | 2,477,664 | 2,092,826 |
| Current Assets | 4,570,113 | 4,185,275 |
| Current Liabilities | 4,195,870 | 4,195,870 |
| Total Borrowings | 817,352 | 817,352 |
| Cash and Cash Equivalents | 2,401,166 | 2,016,328 |
| Number of issued and paid-up Shares | 1,777,166,923 | 1,607,634,848[1] |
| Weighted average number of Shares | 1,779,108,352 | 1,609,576,277 |
| Net profit attributable to Shareholders | 507,061 | 507,061 |
| **Financial Ratios** | | |
| Basic EPS (cents) | 28.50 | 31.66 |
| NTA per Share (S$) | 1.39 | 1.30 |
| Net Gearing[2] (times) | Net cash | Net cash |

**Notes:**

(1) 1,607,634,848 Shares are computed based on additional 169,532,075 Shares purchased and held as treasury shares.

(2) Net Gearing means the ratio of total borrowings net of cash and cash equivalents to the shareholders' funds, including minority interests.

(3) The Off-Market Purchases are computed based on the price of S$2.27 which is the equivalent to 110% of the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date.

The number of Shares which may be held as treasury shares cannot at any time exceed 10% of the total number of issued Shares. As 8,184,617 Shares have been bought back and held as treasury shares as at the Latest Practicable Date, the maximum number of Shares which may be further purchased and held as treasury shares will be reduced from 177,716,692 Shares to 169,532,075 Shares. The financial effects under Scenarios 1(A) and 1(C) are computed based on 177,716,692 Shares purchased and cancelled. The financial effects under Scenarios 1(B) and 1(D) are computed based on 169,532,075 Shares purchased and held as treasury shares.

**The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares (excluding the Shares held in treasury), the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares (excluding the Shares held in treasury). In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.**

3.8 **Listing Status of the Shares.** The Listing Manual requires a listed company to ensure that at least 10% of the total number of issued shares (excluding treasury shares, preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, who is a substantial Shareholder of the Company, has a direct interest of 49.02% (excluding the Shares held in treasury), deemed interest (through Startree Investments Pte Ltd) of 0.53% (excluding the Shares held in treasury) and a deemed interest of approximately 0.19% (excluding the Shares held in treasury) of the issued Shares. Approximately 50.26% of the issued Shares (excluding the Shares held in treasury) are held by public shareholders.

The Company is of the view that there is a sufficient number of Shares in issue held by public shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

3.9 **Reporting Requirements.** The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the Market Day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second Market Day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include, *inter alia*, details of the date of the purchase, the total number of shares purchased, the number of shares cancelled, the number of shares held as treasury shares, the purchase price per share or the highest and lowest prices paid for such shares (as applicable), the total consideration (including stamp duties and clearing charges) paid or payable for the shares, the number of shares purchased as at the date of announcement (on a cumulative basis), the number of issued shares excluding treasury shares and the number of treasury shares held after the purchase.

3.10 **Take-over Implications.** Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

3.10.1 ***Obligation to make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Takeover Code.

3.10.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia*, the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

(i) a company;

(ii) the parent company of (i);

(iii) the subsidiaries of (i);

(iv) the fellow subsidiaries of (i);

(v) the associated companies of any of (i), (ii), (iii) or (iv);

(vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v);

(vii) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the above for the purchase of voting rights; and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which the Shareholders, including the Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

3.10.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, the Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months. In calculating the percentages of voting rights of such Directors and their concert parties, treasury shares shall be excluded.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of six months. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 4.2 below, the substantial Shareholder would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

**Shareholders are advised to consult their professional advisers and/or the Council at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any share purchases by the Company.**

## 4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

4.1 **Directors' Interests.** As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

| | Number of Shares | | | | Number of Shares comprised in outstanding share options/awards |
|---|---|---|---|---|---|
| **Director** | **Direct Interest** | **%[1]** | **Deemed Interest** | **%[1]** | |
| Peter Seah Lim Huat | 168,000 | 0.01 | – | – | 292,484 [2] |
| Tang Kin Fei | 2,354,011 | 0.13 | – | – | 2,251,910 [3] |
| Goh Geok Ling | 215,000 | 0.01 | 131,600 [4] | 0.01 | 175,182 [4] |
| Richard Hale, OBE | 182,500 | 0.01 | – | – | 288,100 [5] |
| Yong Ying-I | 300,000 | 0.02 | – | – | – |
| Evert Henkes | – | – | – | – | 108,144 [6] |
| Lee Suet Fern | 35,000 | – | – | – | 97,682 [7] |
| Bobby Chin Yoke Choong | – | – | – | – | – |

**Notes:**

(1) Based on 1,777,166,923 Shares in issue (disregarding 8,184,617 Shares held in treasury) as of the Latest Practicable Date.

(2) Of the 292,484 Shares:

(a) 245,000 Shares are comprised in options granted to Peter Seah Lim Huat pursuant to the SOP;

(b) 23,984 Shares are comprised in conditional awards granted to Peter Seah Lim Huat pursuant to the Sembcorp Industries Restricted Stock Plan (**"RSP"**) for a 2 year period from 2007 to 2008. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered; and

(c) 23,500 Shares are comprised in conditional awards granted to Peter Seah Lim Huat pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

(3) Of the 2,251,910 Shares:

(a) 700,000 Shares are comprised in options granted to Tang Kin Fei pursuant to the SOP;

(b) 428,244 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the Sembcorp Industries Performance Share Plan (**"PSP"**), subject to performance targets set over a 3 year period from 2006 to 2008. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(c) 408,240 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the PSP, subject to performance targets set over a 3 year period from 2007 to 2009. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(d) 400,000 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the PSP, subject to performance targets set over a 3 year period from 2008 to 2010. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered;

(e) 70,189 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the RSP for a 2 year period from 2006 to 2007. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered; In 2008, 91,246 Shares were delivered upon achievement of targets. 30,416 Shares (1/3 of the 91,246 Shares) were released and the remaining 60,830 Shares will be vested in year 2009/2010;

(f) 128,596 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered; and

(g) 126,000 Shares are comprised in conditional awards granted to Tang Kin Fei pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

(4) Goh Geok Ling is deemed to be interested in the 131,600 Shares held by his spouse and a company in which he has a deemed interest of 20% or more.

Of the 175,182 Shares:

(a) 147,500 Shares are comprised in options granted to Goh Geok Ling pursuant to the SOP;

(b) 13,982 Shares are comprised in conditional awards granted to Goh Geok Ling pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered; and

(c) 13,700 Shares are comprised in conditional awards granted to Goh Geok Ling pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

(5) Of the 288,100 Shares:

(a) 253,750 Shares are comprised in options granted to Richard Hale, OBE pursuant to the SOP;

(b) 17,350 Shares are comprised in conditional awards granted to Richard Hale, OBE pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered; and

(c) 17,000 Shares are comprised in conditional awards granted to Richard Hale, OBE pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

(6) Of the 108,144 Shares:

(a) 94,000 Shares are comprised in options granted to Evert Henkes pursuant to the SOP;

(b) 7,144 Shares are comprised in conditional awards granted to Evert Henkes pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered; and

(c) 7,000 Shares are comprised in conditional awards granted to Evert Henkes pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

(7) Of the 97,682 Shares:

(a) 70,000 Shares are comprised in options granted to Lee Suet Fern pursuant to the SOP;

(b) 13,982 Shares are comprised in conditional awards granted to Lee Suet Fern pursuant to the RSP for a 2 year period from 2007 to 2008. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 130% will mean up to 1.3 times the number of conditional Shares awarded could be delivered; and

(c) 13,700 Shares are comprised in conditional awards granted to Lee Suet Fern pursuant to the RSP for a 2 year period from 2008 to 2009. Achievement of targets below target level will mean no Shares will be delivered, while achievement up to 150% will mean up to 1.5 times the number of conditional Shares awarded could be delivered.

4.2 **Substantial Shareholders' Interests.** As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

| | Number of Shares | | | |
|---|---|---|---|---|
| **Substantial Shareholder** | **Direct Interest** | **%[1]** | **Deemed Interest** | **%[1]** |
| Temasek | 871,200,328 | 49.02 | 12,718,760 [2] | 0.72 |

**Notes**:

[1] Based on 1,777,166,923 Shares in issue (disregarding 8,184,617 Shares held in treasury) as of the Latest Practicable Date.

[2] Temasek is deemed to be interested in the 12,718,760 Shares held by companies in the Temasek group.

## 5. DIRECTORS' RECOMMENDATIONS

5.1 **Proposed Renewal of the IPT Mandate.** The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Messrs Goh Geok Ling, Richard Hale, OBE, Yong Ying-I, Evert Henkes, Lee Suet Fern and Bobby Chin Yoke Choong (the "**Independent Directors**").

The Independent Directors are of the opinion that the entry into of the Interested Person Transactions between the EAR Group (as described in paragraph 2.2 of the Appendix to this Circular) and those Interested Persons (as described in paragraph 5.1 of the Appendix to this Circular) in the ordinary course of its business will be entered into to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2, 4 and 6 of the Appendix to this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the EGM.

Peter Seah Lim Huat who holds an advisory position in Temasek and Tang Kin Fei who is the Group President & CEO of the Company will abstain from voting their Shares, if any, in respect of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the EGM. Messrs Peter Seah Lim Huat and Tang Kin Fei will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 1, unless the Shareholder concerned shall have given instructions in his Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 1.

Temasek and its associates, being Interested Persons (as described in paragraph 5.1 of the Appendix to this Circular), will abstain from voting their respective Shares, if any, in respect of Resolution 1 at the EGM.

5.2 **Proposed Renewal of the Share Purchase Mandate.** The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the EGM.

## 6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 33 to 35 of this Circular, will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on 20 April 2009 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Eleventh Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications the Ordinary Resolutions set out in the Notice of EGM.

## 7. ACTION TO BE TAKEN BY SHAREHOLDERS

7.1 **Appointment of Proxies.** Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote at the EGM on their behalf will find attached to this Circular a Proxy Form which they are requested to complete, sign and return in accordance with the instructions printed thereon as soon as possible and in any event so as to arrive at the office of the Company's Registrar, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time fixed for the EGM. The sending of a Proxy Form by a Shareholder does not preclude him from attending and voting in person at the EGM if he finds that he is able to do so. In such event, the relevant Proxy Forms will be deemed to be revoked.

7.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder of the Company entitled to attend the EGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the EGM.

## 8. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 30 Hill Street #05-04, Singapore 179360 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the Annual Report of the Company for the financial year ended 31 December 2008;

(b) the 2008 Circular; and

(c) the Memorandum and Articles of Association of the Company.

## 9. DIRECTORS' RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of
the Board of Directors of
Sembcorp Industries Ltd

Peter Seah Lim Huat
Chairman

# THE IPT MANDATE

## 1. Chapter 9 of the Listing Manual

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested person and hence are excluded from the ambit of Chapter 9, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or which exceeds:

(a) 5 per cent. of the listed company's latest audited consolidated NTA; or

(b) 5 per cent. of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9 of the Listing Manual) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Sembcorp Industries Ltd ("**Sembcorp Industries**") and its subsidiaries (the "**Sembcorp Group**") for the financial year ended 31 December 2008, the consolidated NTA of the Sembcorp Group was S$2,477,452,000. In relation to Sembcorp Industries, for the purposes of Chapter 9, in the current financial year and until such time that the consolidated audited accounts of the Sembcorp Group for the year ending 31 December 2009 are published, 5 per cent. of the latest audited consolidated NTA of the Sembcorp Group would be S$123,872,600.

1.4 Chapter 9 of the Listing Manual permits a listed company, however, to seek a mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30 per cent. or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30 per cent. or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9; and

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

**2. Rationale for the IPT Mandate**

2.1 It is envisaged that in the ordinary course of their businesses, transactions between companies in the EAR Group (as defined below) and Sembcorp Industries' interested persons are likely to occur from time to time. Such transactions would include, but are not limited to, the provision of goods and services in the ordinary course of business of the EAR Group to Sembcorp Industries' interested persons or the obtaining of goods and services from them.

2.2 In view of the time-sensitive nature of commercial transactions, the renewal of the mandate (the "**IPT Mandate**") pursuant to Chapter 9 of the Listing Manual will enable:

(a) Sembcorp Industries;

(b) subsidiaries of Sembcorp Industries (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of Sembcorp Industries (other than an associated company that is listed on the SGX-ST or an approved exchange) over which the Sembcorp Group, or the Sembcorp Group and interested person(s) of Sembcorp Industries has or have control,

(together, the "**EAR Group**"), or any of them, in the ordinary course of their businesses, to enter into the categories of transactions ("**Interested Person Transactions**") set out in paragraph 6.1 below with the specified classes of Sembcorp Industries' interested persons (the "**Interested Persons**") set out in paragraph 5.1 below, provided such Interested Person Transactions are made on normal commercial terms.

**3. Scope of the IPT Mandate**

3.1 The EAR Group engages in a wide range of activities which include the following principal activities for which the renewal of the IPT Mandate is being sought:

(a) utilities activities ("**Utilities Activities**"), undertaken by the Sembcorp Group, relating to *inter alia*, the business of:

(i) providing a range of utilities and support services, such as steam, cooling water, high grade industrial water, wastewater treatment, hazardous waste management and incineration services and terminalling facilities;

(ii) importing and retailing natural gas in Singapore;

(iii) power generation and supply; and

(iv) production and supply of specialised chemical feedstock;

(b) engineering and construction activities ("**Engineering and Construction Activities**"), undertaken by Sembcorp Design and Construction Pte Ltd ("**SDC**"), relating to *inter alia*, the business of providing design-and-build engineering and construction services, with core capabilities ranging from building construction, civil engineering, infrastructure works and process and plant engineering; and

(c) environmental engineering activities ("**Environmental Engineering Activities**"), undertaken by Sembcorp Environment Pte Ltd ("**Semb Enviro**"), relating to *inter alia*, the business of:

(i) waste collection and transportation;

(ii) landfilling;

(iii) incineration with energy recovery;

(iv) cleaning services;

(v) recycling and re-use; and

(vi) consultancy and engineering.

3.2 In addition, the IPT Mandate also includes certain other activities of the Sembcorp Group apart from those listed in paragraph 3.1 above ("**Other Activities**"), undertaken by various other companies in the EAR Group, relating to *inter alia*, the business of:

(a) investing, owning, operating and managing industrial parks;

(b) investing in and management of development properties, hotels and resorts; and

(c) designing and minting of circulation coins, production of commemorative issues, and sale of numismatic items.

3.3 The IPT Mandate does not cover any transaction by a company in the EAR Group with an Interested Person that is below $100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.

3.4 Transactions with interested persons (including the Interested Persons) that do not fall within the ambit of the IPT Mandate will be subject to the relevant provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

**4. Benefit to Shareholders**

The IPT Mandate (and its subsequent renewal thereafter on an annual basis) will enhance the ability of companies in the EAR Group to pursue business opportunities which are time-sensitive in nature, and will eliminate the need for Sembcorp Industries to announce, or to announce and convene separate general meetings on each occasion to seek Shareholders' prior approval for the entry by the relevant company in the EAR Group into such transactions. This will substantially reduce the expenses associated with the convening of general meetings on an ad hoc basis, improve administrative efficacy considerably, and allow manpower resources and time to be channeled towards attaining other corporate objectives.

**5. Classes of Interested Persons**

5.1 The IPT Mandate applies to the Interested Person Transactions (as described in paragraph 6.1 below) which are carried out with the following classes of Interested Persons:

(a) Temasek Holdings (Private) Limited and its associates (the "**Temasek Group**"); and

(b) Directors, Chief Executive Officer(s) and controlling shareholders of Sembcorp Industries (other than the controlling shareholder described in sub-paragraph (a) above) and their respective associates.

5.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

**6. Categories of Interested Person Transactions**

6.1 The Interested Person Transactions with the Interested Persons (as described in paragraph 5.1 above) which are covered by the IPT Mandate and the benefits to be derived therefrom are set out below:

6.1.1 **General Transactions**

This category relates to general transactions ("**General Transactions**") in connection with the provision to, or the obtaining from, Interested Persons of products and services in the normal course of business of the EAR Group (as more particularly described in paragraphs 3.1 and 3.2 above) or which are necessary for the day-to-day operations of the EAR Group comprising the following:

(a) <u>Utilities Activities</u>

The products and services under this sub-category are:

(i) the provision or obtaining of natural gas for the generation of electricity and the production of steam, chemical feedstock and heating;

(ii) the provision or obtaining of electricity and steam;

(iii) the provision of centralised utilities, terminalling, industrial water treatment and management services;

(iv) the obtaining of engineering, procurement and construction services to build infrastructure facilities in connection with the provision or supply of utilities;

(v) the provision of industrial water;

(vi) the provision or obtaining of hazardous waste management and incineration services;

(vii) the provision of materials used as feedstocks for the production of petroleum products;

(viii) the obtaining of hedging services in connection with the purchase or the provision of utilities; and

(ix) the provision or the obtaining of such other products (including but not limited to fuel oil) and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (viii) above.

The transactions set out in sub-paragraphs (i) to (vii) arise in the normal course of business of the Sembcorp Group, while those set out in sub-paragraphs (viii) and (ix) are necessary for the day-to-day operations of the Sembcorp Group.

(b) Engineering and Construction Activities

The products and services under this sub-category are:

(i) the provision or obtaining of engineering, procurement, construction and management services for turnkey projects and construction services (including retrofitting and renovation);

(ii) the provision or obtaining of design consultancy services (covering architectural, structural, mechanical, process, civil, electrical, land surveying and quantity surveying);

(iii) the sale or purchase of building materials;

(iv) the provision or obtaining of building, engineering and technical services;

(v) the leasing and rental (as lessor and lessee) of plant and equipment used in connection with services provided;

(vi) the leasing and rental (as lessor and lessee) of vessels, tug boats and barges used in connection with services provided;

(vii) the obtaining or the purchase of electronic and engineering equipment, construction plant and equipment, computer maintenance and systems and insurances;

(viii) the provision or obtaining of land and sea transportation, freight services, warehousing and logistics services;

(ix) the provision or obtaining of property management, property security and building maintenance services;

(x) the obtaining of commodity hedging services in respect of the purchase of commodities used for the purposes of the business activities; and

(xi) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (x) above.

The transactions set out in sub-paragraphs (i) to (iv) arise in the normal course of business of SDC, while those set out in sub-paragraphs (v) to (xi) are necessary for the day-to-day operations of SDC.

(c) Environmental Engineering Activities

The products and services under this sub-category are:

(i) the provision of industrial and commercial waste collection services, including the sale of bins, to industrial and commercial buildings, hotels, serviced residences and private and public institutions;

(ii) the provision of haulage, recycling and waste minimization of construction and other waste services;

(iii) the provision of industrial and commercial cleaning services to industrial, commercial and private residential premises;

(iv) the provision of conservancy cleaning services;

(v) the provision of mechanical sweeping services for privately maintained roads, paved precincts, car parks and other open areas in condominiums, industrial and commercial estates and both public and private institutions;

(vi) the provision of recycling services;

(vii) the provision of medical waste collection and disposal services to hospital, private clinics and health institutions;

(viii) the provision of liquid waste transportation and disposal services;

(ix) the provision of record destruction services;

(x) the provision of pneumatic refuse conveyance system;

(xi) the provision of biomass waste-to-energy incineration services;

(xii) the provision of environmental engineering and consultancy services;

(xiii) the leasing of vehicles (as lessee) and the obtaining of maintenance and repair services (including the purchase of spare parts);

(xiv) the leasing of properties (such as depots) which are not in use (as lessor) to generate additional revenue for Semb Enviro, and the leasing of office space (as lessee); and

(xv) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (xiv) above.

The transactions set out in sub-paragraphs (i) to (xii) arise in the normal course of business of Semb Enviro, while those set out in sub-paragraphs (xiii) to (xv) are necessary for the day-to-day operations of Semb Enviro.

(d) Other Activities

The products and services under this sub-category are:

(i) the sale/purchase and/or lease of land parcels, office space and factories in industrial parks and other development properties;

(ii) the provision of project management, site management, estate management and consultancy services in relation to industrial parks;

(iii) the management and operation of industrial parks and infrastructure projects;

(iv) the manufacturing, marketing and trading of numismatic coins and medallions, and other related products and services;

(v) the leasing of properties which are not in use (as lessor) to generate additional revenue for the EAR Group; and

(vi) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (i) to (v) above.

The transactions set out in sub-paragraphs (i) to (iv) arise in the normal course of business of the relevant company in the EAR Group, while those set out in subparagraphs (v) and (vi) are necessary for the day-to-day operations of the relevant company in the EAR Group.

The EAR Group will benefit from having access to competitive quotes from the different companies in the different industries within the Temasek Group in addition to obtaining quotes from, or transacting with, non-Interested Persons.

6.1.2 **Treasury Transactions**

Treasury transactions ("**Treasury Transactions**") comprise (a) the placement of funds with any Interested Person, (b) the borrowing of funds from any Interested Person, (c) the entry into with any Interested Person of forex, swap and option transactions for hedging purposes and (d) the subscription of debt securities or redeemable preference shares ("**RPS**") issued by any Interested Person and the issue of debt securities or RPS to any Interested Person and the buying from, or the selling to, any Interested Person of debt securities or RPS.

The EAR Group can benefit from competitive rates and quotes in an expedient manner on the placement of funds with, borrowings from, the entry into forex, swap and option transactions with, and the subscription and purchase of debt securities or RPS issued by, or the issue of debt securities or RPS to, any Interested Person.

6.1.3 **Management and Support Services**

The EAR Group may, from time to time, receive management and support services from, or provide management and support to, its Interested Persons in the areas of finance, treasury, investment risk review, governmental relations, strategic development, management information systems, and human resources management and development ("**Management Support Services**"). By having access to and providing such management support, the EAR Group will derive operational and financial leverage in its dealings with third parties as well as benefits from the global network of its Interested Persons.

7. **Review Procedures for Interested Person Transactions**

7.1 The EAR Group has established the following procedures to ensure that Interested Person Transactions are undertaken on an arm's length basis and on normal commercial terms:

7.1.1 **General Transactions**

Review Procedures

In general, there are procedures established by the EAR Group to ensure that General Transactions with Interested Persons are undertaken on an arm's length basis and on normal commercial terms consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(a) *Provision of services or the sale of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms; and

(ii) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties. In determining the transaction price payable by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account; and

(b) *Obtaining of services or the purchasing of products*

The review procedures are:

(i) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining quotations (wherever possible or available) from at least two other unrelated third party suppliers for similar quantities and/or quality of services or products, prior to the entry into of the contract or transaction with the Interested Person, as a basis for comparison to determine whether the price and terms offered by the Interested Person are fair and reasonable and comparable to those offered by other unrelated third parties for the same or substantially similar type of services or products. In determining whether the price and terms offered by the Interested Person are fair and reasonable, factors such as, but not limited to, delivery schedules, specification compliance, track record, experience and expertise, and where applicable, preferential rates, rebates or discounts accorded for bulk purchases, will also be taken into account; and

(ii) in the event that such competitive quotations cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable.

Threshold Limits

In addition to the review procedures, the following threshold limits ("**GT Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that General Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

| **General Transactions** | **GT Limit (S$ million)** |
|---|---|
| Utilities Activities | 250 |
| Engineering and Construction Activities | 250 |
| Environmental Engineering Activities | 20 |
| Other Activities | 20 |

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant GT Limits set out above, such transaction must be approved by the audit committee of Sembcorp Industries (the "**Audit Committee**") prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant GT Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.2 **Treasury Transactions**

Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, Sembcorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates of deposits with such bankers of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are no less favourable than the terms quoted by such banks for equivalent amounts.

Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, Sembcorp Industries will require that quotations shall be obtained from such Interested Person and at least two banks for rates for loans from such bankers of an equivalent amount, and for the equivalent period, of the funds to be borrowed. The EAR Group will only borrow funds from such Interested Person, provided that the terms quoted are no less favourable than those quoted by such banks.

Debt Securities and RPS

In relation to the subscription of debt securities or RPS issued by, or purchase of debt securities or RPS from, Interested Persons, the EAR Group will only enter into the subscription or purchase of such debt securities or RPS issued provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or RPS will not be higher than the price(s) at which such debt securities or RPS are subscribed for or purchased by third parties.

In relation to the issue or sale to Interested Persons of debt securities or RPS, the EAR Group will only issue or sell such debt securities or RPS to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or RPS will not be lower than the price(s) at which such debt securities or RPS are issued or sold to third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or RPS to Interested Persons.

For the purposes of the IPT Mandate, the RPS to be subscribed or purchased from Interested Persons, or to be issued or sold to Interested Persons, will not carry any voting rights, except in the circumstances set out in Section 180(2)(a), (b) and (c) of the Companies Act.

Forex, Swaps, Options

In relation to forex, swap and option transactions with any Interested Person by the EAR Group, Sembcorp Industries will require that rate quotations shall be obtained from such Interested Person and at least two banks. The EAR Group will only enter into such forex, swap or option transactions with such Interested Person provided that such terms quoted are no less favourable than the terms quoted by such bankers.

In addition to the foregoing, the following threshold limits ("**Treasury Limits**") will be applied to supplement the internal systems of the EAR Group to ensure that Treasury Transactions are undertaken with Interested Persons on an arm's length basis and on normal commercial terms:

| **Type of Treasury Transaction** | **Treasury Limit (S$ million)** |
|---|---|
| Placements | 100 |
| Borrowings | 100 |
| Subscription or Purchase of Debt Securities | 100 |
| Issue or Sale of Debt Securities and RPS | 100 |
| Subscription or Purchase of RPS | 50 |
| Forex, Swaps, Options | 50 |

Where the EAR Group's proportionate share in a transaction with an Interested Person exceeds any of the relevant Treasury Limits set out above, such transaction must be approved by the Audit Committee prior to its entry. Where the EAR Group's proportionate share in a transaction is equal to or below any of the relevant Treasury Limits set out above, such transaction need not have the prior approval of the Audit Committee, but shall be reviewed on a quarterly basis by the Audit Committee.

7.1.3 **Management Support Services**

The EAR Group will satisfy itself that the costs for any Management Support Services provided by or to any Interested Person shall be on an arm's length and normal commercial basis and in accordance with any formula for such cost recovery agreed with such Interested Person. Transactions exceeding the amount of S$1,000,000 must be approved by the Audit Committee, and transactions equal to or below S$1,000,000 shall be reviewed on a quarterly basis by the Audit Committee.

7.2 Sembcorp Industries will maintain a register of transactions carried out with Interested Persons pursuant to the IPT Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into), and Sembcorp Industries' internal audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the IPT Mandate.

7.3 The Audit Committee of Sembcorp Industries shall review these internal audit reports on Interested Persons Transactions to ascertain that the established review procedures to monitor Interested Person Transactions have been complied with.

7.4 If during these periodic reviews by the Audit Committee, the Audit Committee is of the view that the review procedures as stated above have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, Sembcorp Industries will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that Interested Person Transactions will be on an arm's length and on normal commercial basis.

**8. Validity Period of the IPT Mandate**

The IPT Mandate, as renewed, will take effect from the passing of the ordinary resolution relating thereto, and will (unless revoked or varied by Sembcorp Industries in general meeting) continue in force until the next Annual General Meeting of the Sembcorp Industries following thereafter. Approval from Shareholders will be sought for the renewal of the IPT Mandate at each subsequent Annual General Meeting of Sembcorp Industries, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

**9. Disclosure in Annual Report**

9.1 The Company will announce the aggregate value of transactions conducted with Interested Persons pursuant to the IPT Mandate for the quarterly financial periods which the Company is required to report on pursuant to the Listing Manual and within the time required for the announcement of such report.

9.2 Disclosure will be made in Sembcorp Industries Annual Report of the aggregate value of transactions conducted with Interested Persons pursuant to the IPT Mandate during the financial year, and in the Annual Reports for subsequent financial years that the IPT Mandate continues in force, in accordance with the requirements of Chapter 9 of the Listing Manual.

## NOTICE OF EXTRAORDINARY GENERAL MEETING

# SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Sembcorp Industries Ltd (the "**Company**") will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on 20 April 2009 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Eleventh Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions which will be proposed as Ordinary Resolutions:

**Ordinary Resolution 1**
**The Proposed Renewal of the IPT Mandate**

THAT:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Company's Circular to Shareholders dated 3 April 2009 (the "**Circular**") with any party who is of the class of interested persons described in the Appendix to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

**Ordinary Resolution 2**
**The Proposed Renewal of the Share Purchase Mandate**

THAT:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

    (a) market purchase(s) on the SGX-ST; and/or

    (b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

    and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(a) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(b) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Kwong Sook May
*Company Secretary*
Singapore

3 April 2009

**Notes:**

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the office of the Company's Registrar, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time of the Extraordinary General Meeting.

(3) The Company intends to use its internal sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued Shares as at 13 March 2009 (the "**Latest Practicable Date**") and excluding any Shares held in treasury, the purchase by the Company of 10% of its issued Shares (and disregarding the Shares held in treasury) will result in the purchase or acquisition of 177,716,692 Shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the 177,716,692 Shares at the Maximum Price of S$2.16 for one Share (being the price equivalent to 105% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 177,716,692 Shares is S$383,868,055.

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 177,716,692 Shares at the Maximum Price of S$2.27 for one Share (being the price equivalent to 110% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 177,716,692 Shares is S$403,416,891.

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2008 based on these assumptions are set out in paragraph 3.7 of the Circular.



*This page has been intentionally left blank.*

# SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

| IMPORTANT |
|---|
| 1. For investors who have used their CPF moneys to buy shares in the capital of Sembcorp Industries Ltd, this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent **FOR INFORMATION ONLY.** |
| 2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them. |
| 3. **CPF Investors who wish to vote should contact their CPF Approved Nominees.** |

## PROXY FORM

I/We ______________________________ (Name)

of ______________________________ (Address)

being a member/members of the abovenamed Company, hereby appoint

| Name | Address | NRIC/Passport Number | Proportion of Shareholdings (%) |
|---|---|---|---|
| | | | |
| and/or (delete as appropriate) | | | |
| | | | |

as my/our proxy/proxies to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 20 April 2009 at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989, at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Eleventh Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) and at any adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out in the Notice of Extraordinary General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

| | For | Against |
|---|---|---|
| **Ordinary Resolution 1**<br>To approve the proposed renewal of the IPT Mandate | | |
| **Ordinary Resolution 2**<br>To approve the proposed renewal of the Share Purchase Mandate | | |

Dated this ______ day of ____________ 2009

| Total Number of Shares held |
|---|
| |

______________________________
Signature(s) of Member(s) or Common Seal

**IMPORTANT: PLEASE READ NOTES OVERLEAF**

**NOTES:**

1. Please insert the total number of Shares held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Members, you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Members, you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.
2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
4. The instrument appointing a proxy or proxies must be deposited at the office of the Company's Registrar, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.
6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

**General:**

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

*1st fold here*

*2nd fold here*


sembcorp

Postage will be paid by addressee. For posting in Singapore only.

**BUSINESS REPLY SERVICE**
**PERMIT NO. 04910**

The Company Secretary
**Sembcorp Industries Ltd**
c/o M&C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

*3rd fold here and seal*



*This page has been intentionally left blank.*